Holland & Knight

195 Broadway | New York, NY 10007 | T 212.513.3200 | F 212.385.9010
Holland & Knight LLP | www.hklaw.com



October 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since April 2, 2009, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,



Lance Myers

Schedule I

Item Number	Date	Document Description
1	04/02/09	**REC ASA – Interruption during ramp-up of Silicon III.** REC temporarily halts production during its ramped-up phase to ensure safety at its Moses Lake, Washington plant.
2	04/17/09	**REC ASA – Presentation of the First Quarter 2009.** REC plans to release first quarter 2009 results on April 29, 2009.
3	04/28/09	**REC ASA – Notice of Annual General Meeting.** REC releases notice of its Annual General Meeting to be held on May 19, 2009.
4	04/28/09	**REC ASA – Annual Report for 2008.** REC publishes its Annual Report for 2008.
5	04/29/09	**REC ASA – 1st Quarter 2009.** REC reports a 14 percent increase in the first quarter of 2009 from the same period in 2008.
6	05/04/09	**Financial Calendar for REC ASA.** REC releases dates on which the Company's 2009 quarterly results will be released.
7	05/06/09	**Oslo Børs – Matching Halt.** Oslo Børs investigates movements in REC's share price.
8	05/06/09	**Oslo Børs – Matching Halt Ends.** Oslo Børs concludes review of price movements.
9	05/07/09	**Disclosure of Shareholding.** Q-Cells SE agrees to sell 84,956,767 shares in REC.
10	05/14/09	**Norwegian Securities Regulation of 29 June 2007 / Report of Significant Shareholdings.** REC releases a list of persons collectively holding five percent or more of the shares of REC in accordance with Norwegian Securities Regulation.
11	05/19/09	**REC ASA – Securing Long-Term Financing.** REC resolves to strengthen its financial position in order to ensure sufficient financial flexibility in the future.

Item Number	Date	Document Description
12	05/19/09	**REC ASA – Purchase of Treasury Shares.** REC purchases 206 shares in accordance with the REC 2006 and 2007 Long Term Incentive Plan.
13	05/20/09	**REC ASA – Minutes from the Annual General Meeting.** Minutes from REC's Annual General Meeting held on May 19, 2009.
14	05/25/09	**REC ASA – Adjusting Wafer Production Volumes.** REC Wafer temporarily takes out approxiamtely 35 percent of its production capacity due to a challenging market situation and low demand visibility.
15	06/05/09	**REC ASA – Extraordinary General Meeting Update.** REC holds an Extraordinary General Meeting to propose raising equity in the amount of NOK 4.5 billion which is .5 billion higher than previously announced.
16	06/05/09	**REC ASA – Minutes from Extraordinary General Meeting.** Minutes from the Extraordinary General Meeting held on June 5, 2009.
17	06/22/09	**REC ASA – Trading Update.** REC releases a trading update to be reflected in the rights issue prospectus to be published on or about June 29, 2009.
18	06/23/09	**REC ASA – Terms of the NOK 4.5 Billion Rights Issue.** REC sets the terms of its NOK 4.5 billion rights issue. The rights issue is fully underwritten.
19	06/23/09	**REC Warrants Issued by Svenska Handelsbanken will be suspended for trading today Tuesday June 23.** REC suspends all Svenska warrants today due to delayed information regarding the rights issue.
20	06/23/09	**Ex Subscription rights today.** REC ASA is traded ex rights on June 23, 2009.

Item Number	Date	Document Description
21	06/24/09	**REC Warrants issued by Svenska Handesbanken will be resumed for trading today, Wednesday June 24.** REC warrants issued by Svenska Handeskbanken are available for trading again on June 24, 2009..
22	06/25/09	**Approved Prospectus.** REC announces the terms of the rights issue and the dates for its subscription period.
23	06/26/09	**Oslo Børs – REC T – To be listed on Monday 29th June 2009.** Subscription rights in REC will be listed on June 29, 2009.
24	06/29/09	**REC ASA – Auditor's Review Report Published Today.** Auditor's review of REC's first quarter report isreleased.
25	06/29/09	**Oslo Børs – REC T – To be listed today 29th of June 2009.** REC's subscription rights are listed on June 29, 2009.
26	06/29/09	**Orkla Has Subscribed in the Right Issue in REC.** Orkla ASA subscribes for 27,755,068 shares in the REC rights issue.
27	07/07/09	**REC ASA – Primary Insiders Transactions.** REC reports certain primary insider transactions.
28	07/09/09	**REC ASA – Primary Insider Transaction.** REC reports a primary insider transaction.
29	07/10/09	**REC ASA – Primary Insider Transaction.** REC reports a primary insider transaction.
30	07/13/09	**Oslo Børs – REC T – Last Day of Listing.** REC reports the last day of listing for subscriptions rights in REC.
31	07/13/09	**REC ASA – Primary Insider Transaction.** REC reports primary insider transactions.
32	07/14/09	**REC ASA – Rights Issue Oversubscribed.** The recent REC rights issue was oversubscribed by close to sixty percent.
33	07/17/09	**REC ASA – Final Results of the Rights Issue.** REC confirms the rights issue was oversubscribed by nearly sixty percent.

Item Number	Date	Document Description
34	07/20/09	**REC ASA – Primary Insider Transactions.** REC report primary insider transactions.
35	07/23/09	**REC ASA – Share Capital Increase Registered.** The share capital increase in connection with REC's rights issue has been registered and the new shares will be tradable on the Oslo Børs.
36	07/29/09	**REC ASA – Primary Insider Transaction.** REC reports a primary insider transaction.
37	07/30/09	**REC ASA – Presentation of the Second Quarter 2009.** REC announces it will release its second quarter results for 2009 on August 11, 2009.
38	08/11/09	**REC ASA – 2nd Quarter 2009.** REC releases its second quarter results for 2009.
39	08/11/09	**REC ASA – Second Quarter 2009 Presentation Material.** REC's releases presentation material for the Second Quarter 2009.
40	08/13/09	**REC ASA – Options Issued.** REC issues options for executive management and key personnel.
41	08/14/09	**REC ASA – Primary Insiders Transaction.** REC reports a primary insider transaction.
42	08/20/09	**REC ASA – Significant Shareholdings.** REC releases a list of persons collectively holding five percent or more of the shares of REC in accordance with Norwegian Securities Regulation.
43	08/31/09	**REC ASA – Launching 5-Year Fixed Rate Bond.** REC launches a 5-year fixed rate bond loan through the Norwegian bond market.
44	08/31/09	**REC ASA – Bond Issue Completed.** REC completes the issue of a 5-yaer fixed rate bond loan in the Norwegian bond market.

1 **REC ASA – Interruption during ramp-up of Silicon III.** REC temporarily halts production during its ramped-up phase to ensure safety at its Moses Lake, Washington plant.

OSLO BØRS

NewsWeb

MeldingsID: 234448

Innsendt dato:	02.04.2009 08:30
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Interruption during ramp-up of Silicon III
Meldingstekst:	

Sandvika, April 2, 2009: REC Silicon has temporary halted production at its new polysilicon plant in Moses Lake, Washington (Silicon III).

On March 30, 2009, REC announced that production at Silicon III had started and was ramping-up in the initial phase. It was also emphasized that some interruptions should be expected during the ramp-up.

The plant had run continuously for 10 days prior to the decision to stop due to instability in certain operating parameters. The production in Silicon III was consequently stopped for process safety reasons.

The total length of the shutdown cannot be determined until real data simulations have been undertaken and analyzed, and corrective actions have been identified.

REC will give an update during the presentation of the Q1 2009 financials on April 29, 2009.

For more information, please contact;
Jon Andre Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2008 of NOK 8,191 million and an operating
profit of NOK 2,529 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

2 **REC ASA – Presentation of the First Quarter 2009.** REC plans to release first quarter 2009 results on April 29, 2009.

MeldingsID: 235160

Innsendt dato:	17.04.2009 06:15
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the first quarter 2009
Meldingstekst:	

Morning program:
REC will release its first quarter results for 2009 on Wednesday
April 29, 2009 just after 07:00 AM CET.

On the release day, President and CEO Ole Enger of REC will give a
presentation together with other members of the management team. The
presentation will take place at 08:00 hrs Norwegian time/CET at the
conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 3433171):

Norway free call: 800 19 640
UK free call: 0800 028 1299
USA free call: 1888 935 4577
International dial in: +44 (0)20 7136 6285

Afternoon program:

REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by #
(pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44
949

About REC
REC is uniquely positioned as one of the most integrated companies in
the solar energy industry. REC Silicon and REC Wafer are the world's
largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in
project development activities in selected segments of the PV market.
REC Group had revenues in 2008 of NOK 8,191 million and an operating
profit of NOK 2,529 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

3 **REC ASA – Notice of Annual General Meeting.** REC releases notice of its Annual General Meeting to be held on May 19, 2009.

MeldingsID: 236001

Innsendt dato:	28.04.2009 14:27
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	GENERALFORSAMLINGSINFO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Statement regarding compensation to leading employees.pdf, Notice of Ordinary General Meeting.pdf, Recommendation of the Nomination Committee.pdf, Documentation for auditors remuneration .pdf
Tittel:	REC ASA - Notice of Annual General Meeting
Meldingstekst:	

Enclosed is the notice of Renewable Energy Corporation ASA's Annual
General Meeting 2009 including agenda and supporting documents.

All information about the Annual General Meeting is available on the
REC Group`s website at www.recgroup.com.

For further information, please contact;

Jon Andre Løkke, SVP & Investor Relations Officer; +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules. In
2008, REC Group had revenues of NOK 8 191 million and an operating
profit of NOK 2 529 million. About 2 400 employees work in REC's
worldwide organization. Please also see

www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

REC

To the shareholders of
Renewable Energy Corporation ASA:

NOTICE OF ANNUAL GENERAL MEETING OF RENEWABLE ENERGY CORPORATION ASA

The Board of Directors ("the Board") hereby gives notice of the Annual General Meeting in Renewable Energy Corporation ASA ("REC" or the "Company"):

Time: May 19, 2009 at 14.00 local time.

Place: Oslo Konserthus
Munkedamsveien 14
0250 Oslo

This notice and the accompanying documents may also be found at the company's website: www.recgroup.com

The agenda proposed by the Board:

1. Opening of the meeting by the Chairman of the Board and registration of attending shareholders

2. Election of Chairman of the meeting and not less than one person to co-sign the minutes with the Chairman

The Board's proposal for resolution:

"Thomas Aanmoen is elected to chair the meeting.
Reidar Lund is elected to co-sign the minutes."

3. Approval of the notice of the meeting and the agenda

The Board's proposal for resolution:

"The notice of and agenda for the meeting are approved".

4. Directors' remuneration and remuneration for the members of the Nomination Committee

The proposal for resolution by the Nomination Committee is:

"The proposal from the Nomination Committee was approved. The remuneration for the period between May 19, 2008 to May 19, 2009 for the Chairman of the Board, Board members, members of Board committees and members of the Nomination Committee is (all amounts in NOK):

Chairman of the Board	350 000
Deputy chairman of the Board	220 000
Other Board members	200 000
Board committees	40 000
Chairman nomination committee	25 000
Members of the Nomination Committee	20 000"

The recommendation of the Nomination Committee is enclosed.

5. Auditor's remuneration

Suggested remuneration for 2008 for the Company's auditor is NOK 2 240 000.

Proposal for resolution:

"The General Meeting approves the auditor's remuneration of NOK 2 240 000 for the audit work with the annual accounts of Renewable Energy Corporation ASA for the accounting year of 2008."

Documentation is provided in the enclosed attachment.

6. Approval of Annual Financial Statements and Annual Report for 2008

See enclosed Annual Report 2008.

The Board's proposal for resolution:

"The General Meeting approves the Annual Financial Statements and the Annual Report from the Board for 2008. The profit for 2008 shall be distributed to Other Equity. Dividend will not be paid for the financial year."

7. The Board's statement regarding compensation to leading employees

The Board submits its statement in accordance with the Norwegian Public Limited Companies Act ("the Act") § 6-16a.

The statement is attached.

The General Meeting shall give an advisory vote on part 1 of the statement regarding compensation to leading employees and approve part 2 of the statement regarding stock options, cf. the Act § 5-6 (3). Part 3 of the statement is for information.

The Board's proposal for resolutions:

1: "The General Meeting supports the statement of the Board regarding compensation to leading employees."

2: "The General Meeting adopts the statement of the Board regarding the stock option program".

8. Change to the Articles of Association

The Board has proposed that the Articles of Association are changed to reflect that Board members shall be elected each year instead of every second year.

The rationale for the proposal is that a yearly assessment of the total composition of the board will give better flexibility than the current provision.

The proposal for resolution is:

"The last sentence of section 5 of the Articles of Association is revised as follows: *"The Board Members are elected for a period of one year at the time"*.".

9. Authority to issue shares

The Board's proposal for resolution:

"The Board is granted authority to increase the share capital by up to NOK 49 000 000 in one or more share issues for the purpose of ensuring that the Company has sufficient financial flexibility with respect to capital expenditure and related working capital requirements and acquisitions.

The authority also includes capital increases in connection with mergers.

The Board is granted authority to increase the share capital by maximum NOK 100 000 000 in one or more share issues for the purpose of fulfilling the obligations of the company under the share purchase program for the employees.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued for contribution in form of cash or by transfer of other assets (contribution in kind).

Existing shareholder's pre-emptive rights to subscribe for shares may be waived by the Board upon exercise of these authorities.

These authorities replace all previous authorities to issue shares.

These authorities expire at the Annual General Meeting in 2010, but in any case not later than 15 months from the date of this General Meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association upon exercise of these authorities."

10. Authority to acquire treasury shares

The Board's proposal for resolution:

"The Board is granted authority to acquire shares in Renewable Energy Corporation ASA on behalf of the Company for one or more of the following purposes:

- In order to maximise the return for the shareholders.
- Fulfilment of the company's obligations under the share purchase program for the employees.
- In connection with the long term incentive plan of the company (LTIP 2007).

The authority covers purchase(s) of up to 10 percent of the face value of the share capital of the Company, ref the Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 500 per share. The shares shall be acquired and disposed of through ordinary purchase and sale.

The Board's authority is valid until the Annual General Meeting in 2010 or until it is revoked by a General Meeting resolution passed with simple majority. The decision shall be notified to and registered by the Norwegian Registry of Business Entities prior to acquiring any shares pursuant to the authority."

11. Authority to determine to raise a convertible bond loan

The Board's proposal for resolution:

"The Board is granted the authority to determine to raise one or more loans where the creditor is entitled to require issue of shares in order to ensure that the Company has sufficient financial flexibility with respect to capital expenditures and related working capital requirements and/ or mergers and acquisitions.

The loans shall not exceed a total amount of NOK 49 000 000. The share capital increase shall not exceed NOK 49 000 000.

The conditions for the loans shall be determined by the Board at each subscription with regard to the need of the company and the market price of the shares at that time.

Existing shareholders' pre-emptive rights to subscribe for shares may be waived by the Board upon exercise of the authority.

The authority shall expire at the Annual General Meeting in 2010 but in any event not later than 15 months from the date of this General Meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association in relation to execution of the authority."

12. Election of members to the Board of Directors

The recommendation of the Nomination Committee is enclosed.

13. Election of members to the Nomination Committee

The recommendation of the Nomination Committee is enclosed.

According to the Act § 5-11, shareholders may request items to be included on the agenda if notification is given to the Board in time to be included in the notice.

Shareholders who intend to attend the Annual General Meeting, personally or by proxy, are requested to submit the enclosed Registration Form duly signed to:

DNB NOR Bank ASA
Verdipapirservice, Stranden 21
N-0021 Oslo
Norway

alternatively by fax to +47 22 48 11 71 or to submit an electronic version via Investortjenester or via REC's website: www.recgroup.com, recommended to be done before Friday May 15 at 16:00 Norwegian time at the latest.

April 28, 2009

Renewable Energy Corporation ASA
Tore Schiøtz (sign)
Chairman of the Board

List of appendices:

1. Registration form
2. Recommendation of the Nomination Committee
3. Documentation for auditor's remuneration
4. Annual Report
5. Statement regarding compensation to leading employees



Renewable Energy Corporation ASA
Kjørboveien 29 P.O.Box 594
NO-1302 Sandvika, Norway
Tel: +47 67 57 44 50 Fax: +47 67 57 44 99
NO 977 258 561 MVA
www.recgroup.com

PIN CODE: **REF. NR:**

ANNUAL GENERAL MEETING 2009
RENEWABLE ENERGY CORPORATION ASA
May 19, 2009 at 14:00
Oslo Konserthus, Munkedamsveien 14,
0250 Oslo

NOTICE OF ANNUAL GENERAL MEETING – REGISTRATION FORMS

Shareholders in Renewable Energy Corporation ASA has the right to attend general meetings, and has one vote per share they hold. For further details on shareholders' rights to attendance and voting, please refer to The Norwegian Public Limited Companies Act (*allmennaksjeloven*), in particular chapter 5. The amount of shares the addressee holds is set out below in the attendance form. The total amount of shares in Renewable Energy Corporation ASA is 494,314,725.

If a shareholder of Renewable Energy Corporation ASA or, if shareholder is a company, an employee, officer or director of the shareholding company will attend the Annual General Meeting, please fill out and sign the attendance form below. If a shareholder of Renewable Energy Corporation ASA or an employee, officer or director of a shareholding company, are not able to attend the meeting, proxy may be granted, in which case the proxy form on page 2 may be used.

The signed attendance form or proxy form should be received by DnB NOR Bank ASA on May, 15 at 16:00 at the latest.

Please post the form to DnB NOR Bank ASA, Verdipapirservice, N-0021 Oslo, Norway, send it by fax to +47 22 48 11 71, or submit an electronic version via Investortjenester (a service provided by most Norwegian registrars) or via the company's homepage www.recgroup.com.

Attendance Form

(please do not cut this form, but let the information above accompany the form)

At Renewable Energy Corporation ASA's Annual General Meeting 2009 on May 19, 2009, the following shareholder will attend, or if shareholder is a company, the following employee, officer or director of the shareholding company will attend:

____
(*Please use capital letters*)

He/she will attend and vote for

________________ own shares.

________________ other shares in accordance with enclosed proxy form (*if any*)

A total of ________________ shares.

____
Place/Date 2009 Shareholder's signature

(*for own attendance or attendance by company representative, to grant proxy, please use the form below*) If the shareholder is a company, please attach the shareholders certificate of registration

Please note that if shares are registered by a nominee in the VPS register, and the beneficial shareholder intends to attend the Annual General Meeting and vote for its shares, the shareholder must re-register the shares in a separate VPS account in its own name at the latest on the day before attendance is registered, or the shareholder must prove that the transfer into such account is reported to VPS prior to the Annual General Meeting.



Renewable Energy Corporation ASA
Kjørboveien 29 P.O.Box 594
NO-1302 Sandvika, Norway
Tel: +47 67 57 44 50 Fax: +47 67 57 44 99
NO 977 258 561 MVA
www.recgroup.com

REF. NR:

ANNUAL GENERAL MEETING
RENEWABLE ENERGY CORPORATION ASA
May 19, 2009 at 14:00
Oslo Konserthus, Munkedamsveien 14,
0250 Oslo

Proxy Form

If a shareholder of Renewable Energy Corporation ASA or a company representative of a shareholding company is not able to attend the Annual General Meeting, the shareholder may be represented by proxy, in which case this proxy form may be used, which shall be sent to DnB NOR ASA as set out above.

The undersigned shareholder in Renewable Energy Corporation ASA, hereby grants proxy to (*tick off*):

☐ The Chairman of the Board of Directors, or the person he appoints

☐ ______________________________
Name of proxy (*please use capital letters*)

to meet and vote for my/your shares at the Annual General Meeting of Renewable Energy Corporation ASA on May 19, 2009.

If the proxy form is submitted without stating the name of the proxy, the proxy will be deemed to have been given to the Chairman of the Board of Directors or the person he authorises. The proxy may contain instructions on how the proxy shall vote on each matter. Proxy given to the Chairman of the Board of Directors may however not include instructions other than to vote for the proposals of the Board of Directors. Proxy to the Chairman of the Board of Directors containing other instructions will be interpreted as giving instructions to vote for the proposals of the Board of Directors. Proxy containing other instructions than to vote for the proposals of the Board of Directors may for instance be delegated to the proposed Chair of the meeting, Mr. Thomas Aanmoen.

To the extent proposals are put forward in addition to, or instead of the proposals in the notice, the proxy determines the voting. If there is doubt about how the proxy shall be understood, the proxy may base his/her voting on his/her reasonable understanding of the proxy. If the proxy is not clear, the proxy may abstain from voting.

____

Place/Date 2009 Shareholder's signature

(Only for granting proxy) If the shareholder is a company, please attach the shareholders certificate of registration to the proxy.

Please note that if shares are registered by a nominee in the VPS register, the beneficial shareholder delegating proxy must re-register the shares in a separate VPS account in its own name at the latest on the day before the proxy is registered, or the shareholder must prove that the transfer into such account is reported to VPS prior to the Annual General Meeting.



VEDLEGG 3 TIL SAK NR. 5

Godtgjørelse til revisor
Honorar i forbindelse med ordinær lovpålagt revisjon av årsregnskapet 2008 i henhold til allmennaksjeloven § 7-1, andre ledd er tkr. 2.240, en reduksjon på 4% sammenlignet med 2007. Revisjonshonorar for lovpålagt revisjon av årsregnskapet 2007 var tkr. 2.335. Revisjonshonoraret er basert på 1 340 timer til en gjennomsnittlig timesats på 1 672. Honoraret er for revisjon av Renewable Energy Corporation ASA og revisjon av utarbeidelsen av tilhørende konsernregnskap, inkludert revisjon av regnskaps- og revisjonsmessige problemstillinger som ofte krever involvering av spesialister. Honoraret er for lovpålagt revisjon iht. lover og regler for å kunne avgi revisjonsberetning for Renewable Energy Corporation ASA.

APPENDIX 3 TO ITEM 5

Auditor's remuneration
Remuneration for the ordinary statutory audit of the financial statements for 2008 in accordance with the Norwegian Public Limited Companies Act ("the Act") section 7-1 second paragraph totals NOK 2,240k, a reduction of 4% compared to 2007. The remuneration for the statutory audit of the financial statements for 2007 was NOK 2,335k. The remuneration is based on 1 340 hours at an average price of 1 672. The remuneration is for audit of Renewable Energy Corporation ASA and audit of the consolidation of the related group financial statements, including audit of accounting and audit issues which often require involvement of specialists. The remuneration is for the statutory audit in accordance with laws and regulations in order to be able to issue the auditors report for Renewable Energy Corporation ASA.

REC

APPENDIX 2 TO ITEMS 4, 12, 13

RECOMMENDATION OF THE NOMINATION COMMITTEE OF RENEWABLE ENERGY CORPORATION ASA (REC)

The Nomination Committee has held 3 meetings in 2009.

Recommendation - Board of Directors

As part of its assessment, the Committee has examined the Board of Director's self-evaluation of January this year. The Committee has also been in dialogue with the largest shareholders.

The Nomination Committee recommends candidates who represent varied experience and qualifications relevant for REC.

The Nomination Committee recommends that the following candidates are elected to the Board of Directors:

Dag J. Opedal (new)
Grace Reksten Skaugen (new)
Hilde Myrberg (new)
Odd Chr. Hansen (new)

All the nominated candidates have accepted to serve as Directors.

The following Board members were elected in 2008 and have one year left of their term:

Tore Schiøtz (Director since 14.12.01)
Marcel Egmond Brenninkmeijer (Director since 28.05.02)
Roar Engeland (Director since 16.11.05)
Susanne Elise Munch Thore (Director since 09.05.06)

Information about the current members of the Board is included in the Annual Report and may also be found at the Company's website www.recgroup.com.

The following information is provided with respect to the new candidates:

Dag J. Opedal
Born: 1959.
President and CEO, Orkla ASA.
Other directorships: Jotun AS, chairman of the board of several companies within the Orkla group.

Education: Degree in Business Administration from the Norwegian School of Economics and Business Administration (NHH) and MBA from INSEAD.

Dag J. Opedal is employed by one of the large shareholders of REC. He is independent of the management of REC.
Shareholding REC: 0

Grace Reksten Skaugen
Born: 1953.
Currently self-employed business consultant.
Other directorships: Board member of StatoilHydro ASA and Swedish listed company Investor AB, Chair of the board of Entra Eiendom AS and Ferd Holding AS.

Education: Doctorate in laser physics from the University of London and MBA from the Norwegian School of Management (BI).

Grace Skaugen is independent of the large shareholders and of the management of REC.
Shareholding REC: 0

Hilde Myrberg
Born: 1957.
EVP Orkla ASA head of corporate functions.
Other directorships: Petoro AS, board member of several companies within the Orkla group.

Education: Cand. Jur University of Oslo and MBA from INSEAD.

Hilde Myrberg is employed by one of the large shareholders. She is independent of the management of REC.
Shareholding REC: 0

Odd Chr. Hansen
Born: 1953
Senior Director of McKinsey & Company.

Education: MSc International Management Sloan School of Management MIT (1978), graduate from Norwegian School of Economics and Business Administration (NHH) 1975.

Odd Chr. Hansen is independent of the large shareholders and of the management of REC.
Shareholding REC: 0

Recommendation - Nomination Committee

Dag J. Opedal withdraws from the Nomination Committee. Consequently the General meeting shall elect two new members of the Committee.

The Nomination Committee recommends the following candidates:

Torkild Nordberg, chairman
Christian Berg

Torkild Nordberg is EVP Brands Orkla ASA.

Christian Berg is President and CEO of Hafslund ASA.

Rune Selmar has been a member of the Nomination Committee since 2006. He was re-elected in 2008 and has one year left of his term.

Recommendation - remuneration

The Nomination Committee proposes the following remuneration for the period May 19 2008 through May 19 2009:

Chairman of the Board	NOK 350 000
Deputy Chairman	NOK 220 000
Board member	NOK 200 000
Board committees	NOK 40 000
Chairman Nomination Committee	NOK 25 000
Members Nomination Committee	NOK 20 000

The proposed remuneration is the same as for the previous period. The Nomination Committee is however of the opinion that the remuneration should be increased due to the size and complexity of the company and will submit a proposal for increase at the Annual General Meeting in 2010.

March 30, 2009

Dag J. Opedal
Rune Selmar
Stig Grimsgaard Andersen

APPENDIX 5 TO ITEM 7

STATEMENT REGARDING COMPENSATION TO LEADING EMPLOYEES FROM THE BOARD OF DIRECTORS

The guidelines for compensation to leading employees for 2009 are similar to the guidelines applicable for 2008.

1. SALARY AND REMUNERATION OTHER THAN STOCK OPTIONS

The competencies, performance and dedication of our employees are critical success factors for the short term and long term value creation of REC. Hence, key compensation goals are to support attraction, development and retention of the right talent, reward past achievements, and incent future strong performance and practice of our Core Values. Compensation packages should be put together to support this.

Fixed Salary level should be determined locally and reflect local market average level for corresponding positions and qualifications in relevant businesses.

Performance Bonus should be considered and provided for selected individuals whose achievement of performance objectives can be measured through clearly defined results parameters within areas that the individual by virtue of his or her position, qualifications and performance can influence.

REC offers supplementary pension schemes to employees in accordance with normal standard for similar companies. Effective January 1, 2007, REC offers an additional supplementary deposit based pension scheme (contribution plan) to Norwegian employees with fixed base salary level above 12 G. This plan also includes some defined benefits for the employee in case of disability and for spouse and children in case of death.

In addition to the above mentioned compensation components, REC offers a car allowance, phone coverage and a limited number of other benefits to selected employees.

2. STOCK OPTION PROGRAM

The Board of Directors wishes to continue the REC share option program that commenced in 2008 for REC executives, key leaders and employees. The main elements of the program are as follows:

The number of share options to be allocated for 2009 should not at any time exceed 1 percent of the total number of outstanding shares, fully diluted.

The award of share options takes place once a year. Strike price in 2009 should be calculated as 10 percent above the average trading price at the Oslo Stock Exchange (OSE) on the first trading day after the Annual General Meeting.

Maximum potential profit resulting from the exercise of the options in any one year is individually defined and amounts to between 1 and 1.5 years' fixed base salary. In addition a maximum potential profit of 2 years' fixed base salary should be awarded to members of REC Group Management.

The number of share options allocated to program participants will be established based on the potential profit cap and based on the assumption that the REC stock price development outperforms the OSE by 25 percent, assuming an OSE annual average of 10 percent, in order for the option to be paid in full.

The first three years after award is a lock-up period. The options can be exercised in the 4th, 5th and 6th year after award. Options not exercised are lost upon termination of the employment contract.

Leading employees are also offered shares under the company's ordinary share purchase program for all employees.

3. COMPLIANCE OF MANAGEMENT COMPENSATION POLICY FOR 2008

The guidelines for determination of salary and other compensations for leading employees, as outlined for the Annual General Meeting in 2008, has been complied with in 2008. The guidelines are found in note 16 to the 2007 financial statements.

Changes to current agreements on compensation for leading employees are adjustments of the amounts of compensation and changes of the composition of the Group Management. Details of these are found in note 16 to the 2008 financial statements.

4 **REC ASA – Annual Report for 2008.** REC publishes its Annual Report for 2008.

MeldingsID: 236010

Innsendt dato:	28.04.2009 15:24
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Annual Report 2008.pdf, Norwegian version.pdf
Tittel:	REC ASA - Annual Report 2008
Meldingstekst:	

Oslo, April 28, 2009: Renewable Energy Corporation (REC) has published its Annual Report for 2008. Enclosed you will find a pdf version of this report.

The Annual Report is also available on the REC Group`s website at www.recgroup.com.

A printed copy of the Annual Report has been distributed by mail to all shareholders. To receive a printed copy of the report, please contact:

Bjørn R. Berntsen
Shareholder Services
Email: bjorn.r.berntsen@recgroup.com

For further information, please contact;

Jon Andre Løkke
SVP & Investor Relation Officer; +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar

is a rapidly growing manufacturer of solar cells
and modules. In
2008, REC Group had revenues of NOK 8 191
million and an operating
profit of NOK 2 529 million. About 2 400
employees work in REC's
worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is
solely responsible for the content of this
announcement.



ANNUAL REPORT 2008

RENEWABLE ENERGY CORPORATION ASA

REC BOARD OF DIRECTORS 2008

OLE ENGER (60)

Chairman of the Board of Directors in Renewable Energy Corporation ASA (REC ASA) since May 2007. Member of the board since November 2004. CEO and President of Sapa AB. Mr. Enger holds a masters degree from the Norwegian University of Life Sciences and a business degree from the Norwegian School of Economics.

(Ole Enger resigned as Chairman and Member of the Board on March 27, 2009 and took on the position as President and CEO of REC ASA on April 04, 2009).

TORE SCHIØTZ (51)

Vice Chairman of the board since May 2007. Former Chairman of the Board of Directors from December 2001. Currently Group Senior Vice President in Hafslund ASA and Managing Director Hafslund Venture. Chairman of the Board of Directors of Elis and Fesil. Member of the Board of Directors of Cogen, Metallkraft and Hafslund Telekom. Mr. Schiøtz holds an MBA from the Norwegian School of Management and holds a CEFA Degree.

(Tore Schiøzt was elected Chairman of the Board when Ole Enger resigned).

SUSANNE ELISE MUNCH THORE (48)

Member of the Board of Directors since May 2006. Currently partner of the law firm Wikborg, Rein & Co, Oslo. Member of the Board of Directors Oslo Areal AS. Ms. Munch Thore holds a Cand.jur (law) degree from the University of Oslo, a Master of Laws from Georgetown University and a Diploma of International Affairs from John Hopkins School of Advanced International Studies.

ROAR ENGELAND (49)

Member of the Board of Directors since November 2005. Currently Executive Vice President, Financial Investments and Corporate development, in Orkla ASA. Chairman of the Board of Orkla Finance and Orkla Eiendom AS. Mr. Engeland holds a Masters of Philosophy and a Masters of Business Administration from INSEAD, France and is a graduate of the Norwegian Military Academy.

LINE GEHEB (45)

Member of the Board of Directors since May 2006. Currently Senior Adviser, Petorer AS. Member of the Board of Directors of Geheb A/S. Ms. Geheb holds a Masters degree in Chemical Engineering from the Norwegian Institute of Technology, Trondheim, and has attended the Master of Management Program at the Norwegian School of Management.

MARCEL EGMOND BRENNINKMEIJER (50)

Member of the Board of Directors since May 2002. Currently Chairman and founder of Good Energies. President and delegate of the administrative board of Good Energies AG. Member of the supervisory board of Q-Cells AG. Mr. Brenninkmeijer has a higher national diploma in business studies from Kingston Polytechnic and has done an executive studies program at the International Institute for Management Development ("IMD") in Switzerland and Harvard Business School in the United States.

CHRISTIAN BERG (40)

Member of the Board of Directors since May 2007. Currently President and CEO of Hafslund. Board memberships also include Oslo Pensjonsforsikring AS and AS Hamang Papirfabrik. Mr. Berg holds an MBA degree from the Norwegian School of Economics and Business Administration.

INGER JOHANNE SOLHAUG (39)

Member of the Board of Directors since May 2007. Currently Managing Director of Nidar. Ms. Solhaug holds a degree from the Norwegian School of Economics and Business Administration (NHH).

JØRN MOBÆK (47)

Member of the Board of Directors since May 2007. Employees elected representative. Currently Warehouse Leader at REC Wafer Norway AS, Herøya multi.

ROLF B. NILSEN (43)

Member of the Board of Directors since May 2007. Employees elected representative. Member of the Board of Directors of REC ScanWafer AS, from 2004 - 2007. Currently Operator in REC Wafer Norway AS. Mr. Nilsen has been Local Union leader for REC Wafer Norway AS, Glomfjord multi, since 2004. Mr. Nilsen has a degree from technical college.

UNNI KRISTIANSEN (35)

Deputy member of the Board of Directors, attending since December 2007. Employees elected representative. Currently Group Chief Accountant in REC ASA.
Ms. Kristiansen holds a degree from Norwegian School of Economics and Administration (NHH).

ARE GLØERSEN (29)

Deputy member of the Board of Directors, attending since February 2009. Employees elected representative. Mr Gløersen has worked at REC ScanCell AS since 2003, and is currently involved in the Singapore Cell project. Mr. Gløersen holds a Masters degree in Astronautical Engineering from Narvik University College/ University of Washington.

REC ANNUAL REPORT 2008
CONTENTS

REPORT FROM THE BOARD OF DIRECTORS

HIGHLIGHTS

- Continued growth in production and revenue.
- Operating profit affected by expansion costs and production ramp-up.
- Gains on embedded derivatives contributed to strong net profit.
- Delays and cost overruns on some of the expansion projects.
- Shortfall of polysilicon production affected output across the value chain.
- High investment level in construction of next generation solar plants.
- Secured major long-term contracts and high order backlog.

KEY EVENTS IN 2008

The REC Group (REC) achieved revenue growth of 23 percent to NOK 8 191 million in 2008, generated by increased production in all the business segments. On a constant currency basis revenue increased by 25 percent, which was in line with the revenue forecast offered by the company at the beginning of 2008. Production of polysilicon increased by eight percent in 2008, production of wafers by 21 percent, and production of cells and modules by 181 percent and 90 percent, respectively. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by three percent to NOK 3 279 million in 2008, and the EBITDA-margin declined from 48 percent to 40 percent.

On a constant currency basis, and adjusted for expansion costs, EBITDA increased by 12 percent and the EBITDA-margin declined from 50 percent to 45 percent. This is mainly because of lower production efficiency during ramp-up new capacity, lower production yield and tight availability of solar grade polysilicon during 2008.

Compared to 2007, REC Silicon showed the strongest development in revenue and EBITDA. This was partly due to higher prices for both silane gas and polysilicon. This in turn increased materials costs in REC Wafer, and contributed to a slight EBITDA decline from the previous year. EBITDA also declined in REC Solar, despite strong growth in production and revenue. This is explained by a slower than expected ramp-up of new capacity, an inventory build-up towards the end of the year, and increased provisions. The positive contribution from the 33.3 percent ownership in Sovello AG (formerly EverQ GmbH) increased from 2007.

Earnings before Interest and Taxes (EBIT) declined two percent to NOK 2 529 million in 2008. Profit before tax more than doubled to NOK 4 379 million. This includes large non-cash gains on embedded derivatives which also contributed to the 130 percent increase in basic and diluted earnings per share to NOK 6.20.

REC's strategy for profitable growth implies high investments in technology developments and new production capacity. Capital expenditure more than doubled to NOK 10 billion in 2008, with a large part relating to the construction of a new plant for production of silane gas and granulated polysilicon (the FBR-project) in Moses Lake, Washington. Investments will continue to increase in 2009, with the bulk of capital expenditure allocated to the construction of REC's new solar industrial complex in Singapore.

To secure the off-take of the increased production, REC in 2008 continued to sign long-term agreements for delivery of silane gas, polysilicon and wafers. Total order inflow was approximately NOK 25 billion, bringing the long-term external order backlog in REC Silicon and REC Wafer to approximately NOK 65 billion at the end of 2008 (calculated based on exchange rates as per December 31 2008 and includes all sales to Sovello).

Approximately NOK 11 billion of the backlog is for delivery in 2009. In addition, REC Solar had entered into sales contracts for approximately 80 percent of the planned 2009 production of cells and modules by the end of 2008.

ACTIVITIES

GROUP PRESENTATION

REC was established on December 3, 1996, and has grown to become one of the world's largest players in the photovoltaic (PV) solar energy industry. The Group headquarters are located in Sandvika, outside Oslo, Norway.

REC's business structure comprises the three business segments REC Silicon, REC Wafer, and REC Solar. In addition, REC owns 33.3 percent of Sovello in Germany. Sovello is proportionately consolidated on a line-by-line basis in REC's consolidated Financial Statements.

The operations are carried out in six subsidiaries and one joint venture: REC Solar Grade Silicon LLC and REC Advanced Silicon Materials LLC in the USA, REC ScanWafer AS, REC SiTech AS and REC ScanCell AS in Norway, REC ScanModule AB in Sweden and Sovello AG in Germany.



RENEWABLE ENERGY CORPORATION ASA
REC Site Services Pte. Ltd.
100 percent
REC Silicon AS
100 percent
REC ScanWafer AS
100 percent
REC Solar AS
100 percent
Sovello AG
33.3 percent
REC Silicon Inc.
REC SiTech AS
100 percent
REC ScanCell AS
REC Solar Grade Silicon LLC
100 percent
REC Wafer Pte. Ltd.
100 percent
REC ScanModule AB
100 percent
REC Advanced Silicon Materials LLC
REC Cells Pte. Ltd.
REC Modules Pte. Ltd.

The chart shows an the principal ownership structures in Renewable Energy Corporation ASA per December 31, 2008 and is not a complete representation of all the companies and ownership structures in the Group.

* Komatsu America Corporation holds B units representing 25 percent of the ownership. These units carry no voting rights neither rights to dividend payments. REC reports this as an interest bearing liability.

MISSION AND VISION - SMART ENERGY FOR A CLEANER FUTURE

Although the economic outlook has radically reduced demand visibility in the short-term, energy demand is expected to continue to increase in the long-term, and the climate change problem is still escalating. The positive long-term fundamentals for the solar power industry thus remain intact.

The world still needs to develop sustainable alternatives to traditional energy sources, as the UN expects a quadrupling of annual carbon emissions in the 21st century unless active climate policies are quickly implemented. REC believes an attractive carbon footprint and declining energy-pay back times will make the PV solar industry an essential part in the development of a sustainable energy balance.

The company's mission statement "Smart Energy for a Cleaner Future" signals REC's commitment to play a leading role in the development of a sustainable energy market, and REC's vision is to develop the company into the world's leading provider of highly competitive solar energy solutions. REC's business concept is expected to advance the competitiveness of solar energy and create value through innovation, operational excellence, and industry-wide expertise.

Electricity generated from solar power still makes up a very small part of the global electricity supply but the solar industry is increasingly offering competitive power in the best suited geographical regions.

In many regions, the development of solar power is also supported by incentive programs and governmental policies on the use of renewable energy. Indications are that governments will maintain their environmental priorities also through the economic downturn, and the security of energy supply is also a factor supporting installations of PV solar.

REC believes that subsidies supported most of the demand in 2008, and that the total amount of support programs is expected to increase going forward. However, as the industry grows, the current forecast is that supply is expected to exceed demand by 2012. The solar power industry will thus increasingly have to compete at grid-parity electricity prices in more markets.

This is within reach. REC made a commitment with its '2010 cost roadmap', which is designed to almost halve the production costs per watt of a module from world-class 2005 production to production in best plants in 2010. The Fluidized Bed Reactor (FBR) technology will offer more energy efficient polysilicon production, and with thinner wires and wafers and new crystallization technologies for wafer production at Herøya and in Singapore, and new cell technologies for higher output solar cells and modules in Singapore, REC believes its cost roadmap is largely on track. At the best REC plants throughout the value chain, REC believes that its lowest production cost may fall below 1 Euro per watt. Production costs at this level should open up further market opportunities for the solar industry.

As indicated above, much of the expected cost improvements are to be derived from the implementation of new technologies in expansion projects, such as the FBR-plant for production of granulated polysilicon and the new wafer, cell and module tech-nologies which will be deployed in the new solar power complex in Singapore. REC will continue a high level of research and tech-nology development in

the years to come, to realize the further substantial scope for cost improvements also beyond 2010.

STRATEGY - PROFITABLE GROWTH

REC has grown its activities at a fast pace ever since the establishment of the company, and remains committed to a strategy of profitable growth. To fulfill this ambition, REC will continue to link the strengths across its integrated PV value chain, to make photovoltaic solar energy accessible and affordable. REC is scaling up its activities throughout the value chain, from silane gas and polysilicon production to module systems deliveries. The integrated model provides in-depth industry insights, consistent manufacturing principles and operational synergies. Ongoing capacity expansion programs will ensure a continued balanced approach also going forward.

REC Silicon, one of the largest producers of polysilicon in the world, increased its production capacity by 8 percent through continuous improvements in 2008. The position will be further strengthened with the opening of its new 6 500 MT plant for production of granulated polysilicon in 2009. Including all current ongoing expansions, production capacity of polysilicon should almost triple to around 17 500 MT in 2011, and increased silane gas capacity should allow the total amount of silane gas allocated to the merchant market to grow to more than 3 500 MT.

REC Wafer is among the world's largest producers of multicrystalline wafers for solar cell production. Production increased by 15 percent to almost 600 MW in 2008, and further capacity expansions are expected to increase production capacity to around 2.4 GW in 2011.

REC Solar significantly increased production of both solar cells and modules in 2008, and will make leaps in production capacity with the construction of the Singapore solar complex. Capacity is expected to increase from the current 225 MW of solar cells and 150 MW of modules to some 780 MW of solar cells and 740 MW of modules in 2011, with production being ramped-up from early 2010. In addition to production of solar cells and modules, REC Solar participates in selected PV system project developments.

TECHNOLOGY, RESEARCH AND DEVELOPMENT

The strategic objective of profitable growth is reachable only with a cost-efficient asset base, and REC deploys significant resources into developing and industrializing technical and process innovations across the solar energy value chain.

REC has introduced a series of innovations to the industry, and continued to build on a strong IPR portfolio counting around 60 patents granted and close to 150 patents pending. Key patents cover REC's production technologies for silane gas, Siemens reactors, fluidized bed reactors and polysilicon deposition, crystallization technology, wafer sawing, washing, singulation and kerf loss recycling, as well as cell and module processes and designs.

During the year, the technology team in REC Silicon was heavily involved in the finalization of the FBR project, with completion of four years of pilot trials and transfer of critical process safety information to the operational organization ahead of the start-up of Silicon III. In REC Wafer, the focus has been on full-scale testing of new crystallization and furnace technologies for improvements of multicrystalline wafers, as well as testing of new wire saws, new singulation systems, and other new equipment and quality control systems which are integral parts of the new wafer plants at Herøya. Together with SiGen, REC also continued testing of possible new technologies eliminating traditional wire saws and kerf-loss in the wafering process, and became in 2008 the first in the world to cut 50 micron wafers from an ingot.

Within the downstream operations in cells and modules, focus has been on establishing the new laboratory facilities and optimizing production equipment design for thinner wafers. The development of higher efficiency devices has also continued, partly for the existing facilities but even more importantly for the new cells and module plants in Singapore.

To continue the drive for innovative technology development for both existing and planned facilities, REC has invested in three new technology centers. The silane gas and polysilicon technology center in Moses Lake and Sandvika was completed in 2008, whereas the wafer technology center at Herøya will be completed in 2009. The cell/module technology center was largely completed at the corporate headquarter in Sandvika in 2008.

Total research and development expenses increased to NOK 213 million in 2008. In addition, (i) some R&D expenditure was capitalized related to the FBR and furnace technology, (ii) some of the development costs related to introduction of new technology into mass production were carried by the manufacturing plants and not reported as R&D, and (iii) significant investments made in the new technology centers were capitalized in the expansion projects.

COST ROADMAP

REC's 2010 cost roadmap targets a reduction in the production cost per watt of a module of almost 50 percent from 2005 to 2010, when comparing 'best plant' in 2010 with 'world-class' 2005 production.

Several key elements in the cost reduction program will not take full effect until new facilities are fully up and running in 2009-2010.

The FBR plant will be a significant contributor to cost reductions in 2009. The plant was started up in March 2009 and will go through a production ramp-up period for the remainder of the year. FBR is expected to reduce energy consumption in chemical vapor deposition by more than 80 percent compared to standard Siemens reactors. Lower energy consumption and other scale and operational benefits are expected to enable REC to reduce polysilicon production cost significantly compared to a traditional plant based on Siemens technology.

Within wafer production, the company experienced a slower than expected implementation of a new wafer sawing process in

2008. In 2009, REC expects to introduce new crystallization technologies in the ongoing ramp-up of new production at Herøya, and together with improved sawing processes this is expected to make a significant contribution to cost reductions. REC experienced slower than expected improvements in cell efficiency and module manufacturing costs in 2008, primarily due to delays in the ramp-up of new production capacity and consequently less scale benefits and less time for process optimization. However, cell efficiency improved in the second half of the year and unit costs in module manufacturing were significantly reduced compared to 2007. Overall, manufacturing costs through the value chain were reduced by approximately 12 percent from the best plants in fourth quarter 2007 to the best plants in fourth quarter 2008.

Ongoing production ramp-up and optimization work is expected to push the company substantially further down the cost reduction curve for cell and module manufacturing.

Overall, the benefits of technological advances and large-scale production are expected to enable REC to bring module costs to below 1 Euro per watt produced at the 'best plant'.

Looking beyond 2010, REC will continue to seek cost reductions through developments of scalable new technologies. REC expects to make further progress in sawing technologies and is progressing with tests of sawless wafer cutting processes. In the downstream activities, REC continues research on lower cost and higher efficiency cell processes, and REC is also carrying out early-phase research and evaluation on totally new technologies for PV modules.

EXPANSION PROJECTS UNDER EXECUTION

The largest expansion project under construction in 2008 was REC Silicon's new plant for production of silane gas and granulated polysilicon, the so-called Silicon III. This has also been named the FBR-project after the fluidized bed reactor technology used for polysilicon deposition.

Silicon III was initially scheduled for start-up in 2008 but was for several reasons delayed into the first quarter 2009. This primarily relates to delays in equipment deliveries due to a tight global engineering, procurement and construction market in 2007-2008, as discussed in the report from the Board of Directors for 2007.

However, deliveries of standard carbon steel pipes and pipe welds in the fourth quarter 2008 failed to meet the specifications and REC Silicon's rigorous safety policies, and the start-up of the silane gas section of the plant was postponed into the first quarter 2009 to allow for thorough inspections and repairs.

Following the completion of the repairs, REC Silicon has performed a series of system checks and start-up procedures, and production started up in March 2009. Due to the complexity of the start-up and ramp-up processes of the large chemical plant some further interruptions are expected in the early phase.

Final cost of the project is currently estimated at approximately USD 880 million. When fully up and running, Silicon III is expected to produce an annual volume of 6 500 MT of granulated polysilicon, and thus doubles REC Silicon's polysilicon production capacity. As production at the new plant is expected to be gradually increased through the year, REC Silicon targets a production in the range of 10 000-11 000 MT in 2009 based on an ideal ramp-up program.

Construction is also ongoing on Silicon IV, which is expected to come on-stream in the first half of 2010. For commercial reasons REC Silicon changed the scope of this plant during 2008, to accommodate for increased silane gas volumes at the expense of polysilicon capacity. Silicon IV mainly consists of a silane production unit, silane loading facilities and additional investments in FBR-reactors, and is expected to add 9 000 MT of silane gas capacity.

The cost estimate of Silicon IV currently stands at approximately USD 800 million. The estimate has increased due to the experiences from Silicon III, and also the result of procurement activities for direct materials which are almost completed. Despite the cost increase, both Silicon III and Silicon IV remain economically sound projects based on updated business plans.

REC Wafer is in the midst of a series of expansion projects. One of two new multicrystalline wafer plants started ramp-up in October 2008 (Herøya III), whereas the second is expected to start up in the second quarter 2009 (Herøya IV). From start-up, each of the production lines will go through 9-12 month ramp-up periods before reaching the total design capacity of 650 MW.

The cost estimate for the two new wafer plants remains unchanged at approximately NOK 2.5 billion.

Ramp-up is also ongoing at REC's expanded multicrystalline wafer plant in Glomfjord, which was officially opened on September 30, 2008.

Engineering and construction continues on the monocrystalline ingot and wafering plant in Glomfjord, which is expected to increase production capacity from approximately 40 MW to 300 MW by the end of 2010. This is somewhat later than previously expected. The project cost estimate is roughly NOK 500 million above initial estimates but estimated rate of return remains satisfactory also after the cost revision. The cost overruns are partly explained by extensive reengineering and change orders, and general cost escalation but also unsatisfactory project management. The project management has been replaced and project execution and control has been tightened in line with the new REC Group Project Management System.

Overall, total production of wafers is expected to exceed 1,000 MW in 2009, up from less than 600 MW in 2008. In 2008, REC Solar completed the construction of a new 180 MW cell plant in Narvik and manufacturing lines with a capacity of 105 MW at the module plant in Glava. Total annual production capacity currently stands at 225 MW of solar cells and 150 MW of solar modules.

REPORT FROM THE BOARD OF DIRECTORS

REC in 2008 decided to start construction of a new major solar complex in Singapore. The Singapore project is designed to increase total wafer capacity to approximately 2.4 GW, solar cell capacity to approximately 780 MW and module capacity to approximately 740 MW by 2011. Construction commenced immediately after the investment decision was taken in June 2008, and has progressed as planned. The first output is expected in the first half of 2010.

Due to a less strained construction market, the Singapore project trends towards lower capital expenditure in local currencies compared to the initial investment case.

REC has outlined several future expansion projects, including a proposed second build-out phase in Singapore, and a new large polysilicon and silane gas project in Bécancour, Canada. Although REC continues its internal planning to prepare for these projects, in the current uncertain economic environment the company is restricting the use of external resources in order to contain costs and maintain the focus on execution of ongoing projects.

CONTRACT UPDATE - REC SILICON AND REC WAFER

During 2008, REC Silicon and REC Wafer continued to secure major long-term contracts for external deliveries of silane gas, polysilicon, and wafers, totaling a contract value of around NOK 25 billion. This calculation is based on exchange rates at December 31, 2008 and includes all sales to Sovello.

The vast majority of the contracts are based on a take-or-pay principle, with increasing take-out volumes with pre-determined price structures, and typical contract lengths of five to seven years.

REC Silicon signed a silicon powder contract in 2008, with a total estimated value of around NOK 3.5 billion. Earlier in the year, the company also signed close to USD 1 billion (~NOK 7 billion) worth of long-term contracts for supply of silane gas with a number of major distributors in the merchant market.

REC Wafer signed six major contracts during 2008, with a total estimated value of more than NOK 15 billion, including LG Electronics Inc. at the turn of the year.

The remaining value of external contracts entered into by REC Silicon and REC Wafer was approximately NOK 65 billion at the end of 2008, based on exchange rates at December 31, 2008 and including all sales to Sovello.

Approximately NOK 11 billion of the current contract portfolio is scheduled for delivery in 2009, approximately NOK 13 billion for 2010, and the remaining NOK 41 billion for deliveries scheduled for 2011-2015.

It should be noted that the future value of the contracts measured in NOK in part depends on future developments in currency exchange rates, and that several of the contracts allow for some adjustments of take-out volumes in any given period. For the silane gas contracts, the complexity in silane gas storage also requires certain flexibility in the administration of contract terms. However, the contract structures overall leave limited room for adjustments, and provide a reasonably robust outlook for sales in the near- and medium-term.

REC Silicon has in excess of 20 external customers. The customer list include leading industry names such as (in alphabetical order) Air Liquide, Air Products and Chemicals, Praxair, Shin-Etsu Handotai, Sovello, and Sumco Techxiv.

REC Wafer has approximately 15 external customers. The customer list include leading producers like (in alphabetical order) BP Solar, China Sunergy, Gintech, Mitsubishi, Motech, Moser Baer, Photovoltech, Q-Cells, Sharp, Solland, Suniva, and SunTech.

CONTRACT UPDATE - REC SOLAR

The sales contract structure in REC Solar differs from REC Wafer and REC Silicon, as the contracts in this segment typically are frame agreements or other types of contracts that allow annual or more frequent price negotiations.

Going into 2009, the overall demand visibility in the module market was considerably lower than in previous years, primarily due to the global financial turmoil which has resulted in generally lower availability of project financing.

Given the weaker market sentiment, REC Solar was satisfied to have entered into contracts covering more than 80 percent of its estimated production volume in 2009 at the end of 2008. This is approximately the same level of contract coverage as in previous years but it should be noted that REC Solar plans for a significant increase in cell and module production during 2009.

REC Solar has expanded deliveries to existing customers and added new customers to secure a relatively high level of contract coverage. The customer base counts more than 20 of the leading system integrators, installers and distributors in major markets such as Germany, Spain, Italy, France, and USA.

THE FINANCIAL STATEMENTS

Pursuant to Section 3-3a of the Norwegian Accounting Act, the Directors confirm that the Financial Statements have been prepared under the assumption that the enterprise is a going concern and that this assumption was realistic at the date of the accounts.

The REC reports its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union and the Norwegian Accounting Act. The financial statements for the parent company, REC ASA, have been prepared in accordance with Norwegian Generally Accepted Accounting Principles (NGAAP). For more information, please refer to the Financial Statements and note disclosures.

CONSOLIDATED INCOME STATEMENT

Selected key figures*

(NOK million)	2008	2007
Revenues	8 191	6 642
EBITDA	3 279	3 172
EBITDA – margin	40%	48%
EBIT	2 529	2 588
EBIT – margin	31%	39%
Net financial items	1 850	-610
Profit before tax	4 379	1 977
Earnings per share, basic and diluted, in NOK	6.20	2.70
Expansion costs**	383	153
Adjusted EBITDA	3 662	3 325
Adjusted EBITDA – margin	45%	50%

* These amounts are found in, or calculated based, on the consolidated income statement.

** Expansion costs include costs for early recruitment and training, etc. until start of production. Expansion costs are estimated based on internal reporting and are not reported separately in the financial statements.

Constant currency: Note that some amounts in the report have been adjusted for currency translation effects, using exchanges rates for 2007 for both periods. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and Sovello (Germany) from their functional currencies to NOK. This adjustment does not eliminate other effects that currency fluctuations have had on the REC financials.

REC achieved revenue of NOK 8 191 million in 2008, an increase of 23 percent from NOK 6 642 million in 2007. On a constant currency basis revenue increased 25 percent from 2007 to 2008, which was in line with the expected revenue increase indicated by REC early in 2008. Revenue increased in all the business segments.

EBITDA increased by three percent to NOK 3 279 million in 2008, and the EBITDA margin declined from 48 percent to 40 percent. EBITDA increased in REC Silicon but declined in REC Wafer and REC Solar. The EBITDA contribution from Sovello (formerly EverQ) increased from the previous year.

The lower margin was partly a result of expansion costs. Adjusted for expansion costs EBITDA increased by ten percent in 2008, and on a constant currency basis the adjusted EBITDA increased by 12 percent. REC's growth strategy means that expansion costs will continue to impact EBITDA negatively also going forward.

Growth initiatives also affect margins negatively during ramp-up of new production capacity, as low capacity utilization typically mean higher unit costs.

Depreciation, amortization and impairment increased by NOK 165 million to NOK 750 million, as commercial production commenced on several expansion projects. Depreciation and amortization are expected to continue to increase as assets currently under construction are being put to their intended use in the years to come. Net financial items were a positive NOK 1 850 million in 2008, which was an improvement of almost NOK 2.5 billion from 2007. The change was primarily due to currency effects, especially affecting the estimated fair values of derivatives.

REC has over the past years entered into several USD-denominated contracts with customers for whom USD is not the functional currency. For accounting purposes, REC treats these sales contracts as if they were denominated in NOK. Embedded forward purchases of foreign currency are separately accounted for on a fair value basis, with changes in fair value being recognized as a financial item. Hedge accounting has thus not been applied.

The net result from derivatives improved by approximately NOK 1.9 billion to NOK 1 436 million in 2008, whereas net currency gains increased by more than NOK 600 million to NOK 291 million.

Besides the above, financial items were negatively affected by higher average net debt in 2008, as a result of the high investment level. This was partly counterbalanced by a higher level of capitalized borrowing costs.

The reported profit before tax was NOK 4 379 million in 2008, compared to NOK 1 977 million in 2007, whereas the net profit after tax of NOK 3 064 million compares to NOK 1 333 million in 2007. Reported earnings per share was NOK 6.20 on both a basic and diluted basis, compared to NOK 2.70 in 2007.

CASH FLOW AND LIQUIDITY

The net cash flow from operating activities was NOK 1 917 million in 2008, compared to NOK 3 055 million in 2007. The decline reflects significantly increased net working capital as a result of higher activity, and also higher income taxes paid. It should also be noted that a large part of the gains on derivatives and currency, which were major contributors to the increase in profit before tax in 2008, did not have the same cash flow effects in 2008.

Net cash flow from investing activities amounted to NOK -9 964 million in 2008, compared to NOK -4 453 million in 2007. This almost in entirety reflects payments for property, plant, equipment (PP&E) and intangible assets in the major expansion projects. The cash payments for capital expenditure in 2008 primarily related to the construction of the FBR-plant Silicon III, new wafer plants and the Singapore project. REC Silicon accounted for NOK 4.8 billion of the payments for PP&E and intangibles, REC Wafer for NOK 3.2 billion, REC Solar for NOK 0.9 billion, and others, including Sovello, for NOK 0.8 billion. Net cash flow from financing activities was NOK 2 773 million in 2008, compared to NOK 254 million in 2007. This reflects proceeds from borrowings in excess of NOK 4 billion and repayment of borrowings of almost NOK 1.3 billion.

Cash and cash equivalents was NOK 497 million at December 31, 2008, which was a decrease from NOK 5 795 million in 2007. Net debt was NOK 6.1 billion at December 31, 2008, compared to a net

cash position of NOK 3.0 billion in 2007. These figures exclude restricted bank accounts and prepayments but include net debt of Sovello with NOK 0.7 billion at December 31, 2008. At December 31, 2008, REC had unutilized credit facilities and loan commitments of approximately NOK 11.5 billion measured at December 31, 2008 exchange rates.

BALANCE SHEET

The total assets of REC were NOK 30.2 billion at the end of 2008, which was an increase of NOK 12.3 billion during the year. This primarily reflects an increase in non-current assets of NOK 12.6 billion to NOK 23.0 billion, as a result of the capital expenditure.

Net working capital, excluding derivatives and cash and cash equivalents, increased by NOK 0.7 billion to NOK 0.6 billion. Excluding accruals and payables for capital expenditure, working capital increased by NOK 1.6 billion, mainly due to higher activity and build-up of inventories.

Equity increased by NOK 4.8 billion to NOK 16.5 billion, primarily reflecting the profit for the period and currency translation differences. Due to the increased asset base, the equity ratio declined to 55 percent from 66 percent at December 31, 2007.

Total interest bearing financial liabilities amounted to NOK 6.6 billion at December 31, 2008, excluding prepayments. This was an increase from NOK 2.8 billion at December 31, 2007. NOK 1.4 billion was classified as current interest-bearing financial liabilities, compared to NOK 0.5 billion at the end of 2007.

CONTRACTUAL COMMITMENTS

See note 29 to the consolidated financial statements. At December 31, 2008, REC had committed minimum contractual purchase obligations of NOK 5.6 billion for goods and services and contractually committed capital expenditure of NOK 9.3 billion. In addition REC had approved but not committed capital expenditure of approximately NOK 8.5 billion. NOK 1.3 billion of the contracted goods and services, NOK 7.5 billion of the contracted and NOK 5.5 billion of the approved capital expenditure is expected to be paid in 2009.

Note that the bulk of the contractually committed and approved capital expenditure are denominated in foreign currencies, primarily USD, SGD, and EUR, and that currency developments affect the translation into NOK

SEGMENT ANALYSIS

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two plants in Moses Lake, Washington and in Butte, Montana. A third plant started production in March, 2009, and a fourth silane gas plant is under construction. REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011, to around 17 500 MT. REC Silicon employs more than 700 people.

REC SILICON KEY FINANCIAL FIGURES

(NOK IN MILLION)	2008	2007
Revenues	3 033	2 496
EBITDA	1 540	1 347
EBITDA - margin	51%	54%
Expansion costs	162	69
Adjusted EBITDA	1 702	1 416
Adjusted EBITDA - margin	56%	57%
Polysilicon production in MT*	6 241	5 780
Polysilicon sale in MT	6 549	5 698
Silane gas sale in MT	1 838	1 351

*Polysilicon production for 2008 includes 70 MT of granular "starter-bed" material, not for sale.

Revenue increased 22 percent to NOK 3 033 million in 2008. Measured in USD the increase was 26 percent. The increase was primarily explained by higher production of both silane gas and polysilicon, as well as an increase of around six percent in average selling prices measured in USD.

Production of grade-A polysilicon increased eight percent in 2008. At 6 241 MT the production fell below the initial estimate, which included material from the new Silicon III where start-up was delayed into the first quarter of 2009. Sales of polysilicon increased 15 percent to 6 549 MT, including sales of secondary grade material which remained in strong demand due to the continued tight polysilicon market. Silane gas sales increased 36 percent to 1 838 MT, with particularly high deliveries towards the end of the year. REC thus further strengthened its dominant position in the commercial merchant market for silane gas.

Approximately 70 percent of the polysilicon volumes were shipped to REC companies, including one-third of sales volumes delivered to Sovello. Internal sales were about the same percentage in the previous year.

EBITDA increased by 14 percent to NOK 1 540 million in 2008 and the EBITDA-margin declined by three percentage points to 51 percent. Expansion costs increased by NOK 93 million to NOK 162 million in 2008. Adjusted for expansion costs, EBITDA increased 20 percent in 2008, with only a one percentage-point decline in margin to 56 percent. On a constant currency basis, and adjusted for expansion costs, EBITDA increased by approximately 25 percent from 2007 to 2008.

Expansion costs for the full year were slightly lower than the estimated NOK 200 million. In 2009, expansion costs are expected at approximately NOK 100 million.

Polysilicon production is expected to increase significantly in 2009 to approximately 10 000 MT - 11 000 MT, primarily depending on the pace of the production ramp-up of Silicon III.

REC WAFER

REC Wafer produces monocrystalline and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs about 950 people. Wafer production increased by 15 percent to 582 MW in 2008, and excluding the Singapore project production capacity is expected to increase to more than 1.7 GW by 2010.

REC WAFER KEY FINANCIAL FIGURES

(NOK IN MILLION)	2008	2007
Revenues	4 894	4 360
EBITDA	1 674	1 813
EBITDA – margin	34%	42%
Expansion costs	121	9
Adjusted EBITDA	1 796	1 822
Adjusted EBITDA – margin	37%	42%
Wafer production in MW (at 15% cell efficiency)	542	468
Mono ingot production in MW (at 20% cell efficiency)	40	38
Total production in MW	582	506
Wafer sale in MW (at 15% cell efficiency)	537	465
Mono ingot sale in MW (at 20% cell efficiency)	40	38
Total sale in MW	577	503

Revenue from the operation in REC Wafer increased 12 percent to NOK 4 894 million in 2008, which reflects a production increase of 15 percent and a slight decline in average selling prices compared to 2007. Measured in megawatt (MW), overall production was 582 MW in 2008, of which 93 percent were multicrystalline wafer and the remainder monocrystalline ingots. The production fell below the initial production targets. This is mainly explained by tight polysilicon availability, which led to a prolonged scheduled shutdown in the summer and some challenges on production yields. Sales were roughly in line with production for the year.

EBITDA declined eight percent to NOK 1 674 million in 2008. This is affected by an increase in expansion costs of NOK 112 million to NOK 121 million. Adjusted EBITDA declined one percent, and adjusted margin declined five percentage points to 37 percent. Expansion costs fell below the expected estimate of NOK 200 million for 2008, due to lower cost levels both in Singapore and at Herøya. Expansion costs are expected at NOK 140 million in 2009.

The decline in adjusted EBITDA partly reflects higher polysilicon prices. Unit costs are also typically higher than normalized levels during ramp-up of new production lines, due to lower capacity utilization. Production yield issues also negatively affected the margin.

REC Wafer continues to grow and targets a production level of approximately 1 000 MW in 2009.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 660 people. Total installed production capacity is 225 MW for solar cells and 150 MW for solar modules. Further expansion in Singapore is expected to add 550 MW of production capacity for solar cells and 590 MW of production capacity for solar modules during 2010.

REC SOLAR KEY FINANCIAL FIGURES

(NOK IN MILLION)	2008	2007
Revenues	2 347	1 116
EBITDA	148	171
EBITDA – margin	6%	15%
Expansion costs	65	52
Adjusted EBITDA	213	223
Adjusted EBITDA – margin	9%	20%
Cell production in MW	132	47
Module production in MW	80	42
Contract manufacturing MW	7	0
Cell sale in MW	121	47
Module sale in MW	81	43

REC Solar achieved a revenue increase of 110 percent to NOK 2 347 million in 2008. The growth was driven by a sharp increase in pro-duction and sales volumes, as average selling prices declined by approximately nine percent compared to 2007.

Despite the sharp production volume increase over 2007, revenue fell below the initial target of NOK 2 650-2 850 million for the full year. The shortfall is partly due to limited availability of raw materials but also lower production than expected from new production lines during ramp-up. In the latter part of the year, the company put limitations on the release of product following the discovery of a design weakness in the junction box for a series of modules produced. This led to a build-up of module inventory and lower revenue.

Solar cell production increased by 181 percent to 132 MW, whereas module production increased by 90 percent to 80 MW. A small portion of modules were produced by contract manufacturers. In 2009, cell production is estimated to increase disproportionate to module production, and this is expected to result in increased sales of cells and/or contract manufacturing of modules.

EBITDA declined by 13 percent to NOK 148 million in 2008. This is only partially explained by an increase in expansion costs of NOK 13 million to NOK 65 million, and EBITDA adjusted for expansion costs declined four percent to NOK 213 million.

REPORT FROM THE BOARD OF DIRECTORS

During 2008 the EBITDA was negatively impacted by a one-time provision of NOK 61 million for estimated expenses for potential repairs of modules with possibly malfunctioning junction boxes. The EBITDA was also negatively affected by other one-off items of NOK 16 million, including increased provisions for loss on receivables.

Adjusted both for expansion costs and one-off items EBITDA increased by 29 percent compared to 2007, although the EBITDA margin was still lower than in the previous year. The reason is higher average unit costs and lower production yield during ramp-up of the significant amounts of new production capacity.
REC Solar com-pleted the new cells and module lines in 2008, and does not expect any expansion costs related to the existing facilities in 2009.

In 2009, cell production is expected to be close to the design capacity of 225 MW, whereas module production is expected to be approximately 150 MW plus contract manufacturing.

REC Solar in 2008 continued to broaden its customer base in terms of actual deliveries as well as contracts for increased volumes in 2009. With sales offices in main solar markets such as Germany, Spain, Italy, France and USA, the company now counts more than 20 of the leading system integrators, installers and distributors as its customers, and had at the end of 2008 secured contracts covering more than 80 percent of the estimated production volume in 2009. In percent of estimated production, this contract coverage is on the same level as in previous years.

With the construction of the Singapore project, cell capacity is expected to increase by 550 MW and module capacity by 590 MW during 2010. As part of the preparations for this, REC expects to incur expansion costs of NOK 110 million in 2009.

SOVELLO

Sovello (formerly EverQ) produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates Sovello's financial statements on a line-by-line basis. Sovello currently operates two plants with a total production capacity of 100 MW, and employs approximately 1,150 people.

SOVELLO - KEY FINANCIAL FIGURES

(NOK IN MILLION)	2008	2007
Revenues	601	371
EBITDA	128	57
EBITDA – margin	21%	15%
Sovello's total module production in MW	85	50

Note: Financial figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW refers to 100 percent.

REC in 2008 recognized NOK 601 million in revenue and NOK 128 million in EBITDA from its 33.3 percent ownership in Sovello.

Sovello's revenue increased by 62 percent compared to 2007. The EBITDA margin increased six percentage-points to 21 percent, and EBITDA increased by 126 percent compared to the previous year. Sovello's total module production increased from 50 MW to 85 MW in 2008. Towards the end of the year the company almost completed the construction of a third plant which is designed to double production capacity to 180 MW. Test production in the new wafer line started in January 2009, and the new cell and module lines are expected to be brought on stream during April 2009.

See the consolidated financial statements for a description of Sovello's breach of covenants at December 31, 2008 (note 17), the European Commission's re-examination of the grounds for granting investment aid, and REC's undertakings related to Sovello (notes 29 and 31).

ELIMINATIONS

Elimination of internal profit depends on internal sales and inter-company inventory changes, and should generally be expected to continue to increase as REC grows across the entire value chain. In 2008, elimination of revenue was NOK 2 757 million and elimination of EBITDA NOK 83 million. Elimination of revenue was NOK 1 729 million and elimination of EBITDA NOK 92 million in 2007. Elimination of internal profit increased in the latter part of 2008, primarily due to unrealized internal profit on increased volumes of cells and modules due to the module inventory build-up.

REC ASA

REC ASA prepares its Financial Statements according to NGAAP. REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate Research & Development, a corporate project management organization, and REC's in-house bank.

REC ASA reported revenue of NOK 72 million and a negative EBIT of NOK 118 million for 2008, compared to revenue of NOK 28 million and a negative EBIT of NOK 127 million in 2007.

Profit before tax increased to NOK 1 356 million from NOK 501 million in 2007, with the change mainly explained by higher group contribution and interest income from companies in the REC Group. Currency gains also contributed positively but were partially offset by losses on currency derivatives.

The profit for the year was NOK 990 million compared to NOK 340 million in 2007.

Total equity for the parent company amounted to NOK 10 841 million at December 31, 2008. The increase during the year reflects the profit for the year.

Total assets increased to NOK 21 436 million from NOK 11 693 million at December 31, 2007. The sharp increase reflects that REC ASA conducts most external financing of the

Group, and had drawn the 2006 credit facility in full at December 31, 2008. REC ASA has reduced cash and cash equivalents significantly through the year, and provided loans to the subsidiaries to finance parts of the expansion projects.

REC ASA is the counterparty to all derivative transactions for REC ASA and its subsidiaries, and fair value adjustments on derivatives increased total assets. Cash contributed as equity capital or non-current loans to subsidiaries are placed in the cash pool system until utilized by the subsidiaries for capital expenditure, and this also contributed to the increase in total assets of REC ASA.

ALLOCATION OF PROFITS

The Board proposes that the profit for the year of NOK 990 million is transferred to other equity. Following this, the parent company had a distributable equity of NOK 2 080 million at December 31, 2008.

Due to the growth strategy and corresponding extensive investment requirements, the Board believes the funds may best be put to use within the company. The Board thus does not propose any dividends to be paid to the shareholders for 2008.

RISK FACTORS

MARKET AND OPERATIONAL RISK FACTORS

The global market for PV solar systems has shown strong growth ever since REC was established in 1996. Growth picked up at the turn of the millennium and continued at a strong pace also in 2008. In practice, for 2008 as a whole, growth was limited by supply side factors such as the tight availability of solar grade polysilicon.

Demand factors are expected to play an increasingly important role in clearing the supply and demand balance in the years to come. Solar power is capital intensive, with relatively high up-front investments but low operating expenses and a fairly stable long-term energy output and cash flow. Given the current economic climate, lower availability of funding of up-front investments has probably become the most dominant factor for the short-term market development.

In addition to the number of sun hours, demand for solar power in individual regions will in general also depend on incentive structures, interest rates, energy/electricity prices, and purchasing power.

The growth of solar power has traditionally been supported by a range of different incentive programs in major markets such as Germany, Spain, Italy, Japan and California, and incentive schemes like feed-in tariffs and tax credits have increasingly been adopted in more markets, most notably in the Mediterranean market.

In the US, the main news in 2008 was that the federal tax credit program was extended. As expected, Germany resolved to accelerate the decline in feed-in tariffs from 2009, following significant market growth during 2008. It should also be noted that incentive structures in Spain, which was one of the main growth contributors last year, are capped at significantly lower volume levels than in 2008.

Political and economical developments may potentially negatively affect incentive-driven demand. However, REC believes government initiatives will continue to support solar power investments, and estimates that subsidized demand should increase towards 2012. Demand for PV solar power has also been supported by healthy economic growth and increased purchasing power, and low interest rates for several years. Economic growth has now come to a standstill in many regions, and although interest rates have come down the credit spreads have increased for most industrial players. REC primarily addresses this risk through its ongoing cost reduction program. Cost reductions significantly reduce investors' pay-back time for PV systems. Over time, such cost reductions should enable REC to compete profitably in many regions even without the support of subsidies.

High power prices intensified the focus on alternative power sources in 2007 and the first part of 2008. Oil and gas prices have subsequently declined dramatically from their peak levels. However, the retail power price level is the most important comparison in determining the competiveness of solar energy in a given region, not the price of oil and gas. Most energy analysts argue that medium- and long-term power prices should be less volatile as demand continues to increase over time. However, short-term variations could influence demand for PV solar power negatively.

On the supply side, access to solar grade polysilicon has been tight for several years and this situation continued also in 2008. Although REC strives to balance its production capabilities across the value chain, this affected its production of wafers and to a certain extent also cells and modules in 2008.

REC's balance is expected to be restored during 2009 and 2010 as captive polysilicon production increases, and will shield the company from this risk factor going forward.

The solar power industry has been and will continue to be subject to rapid technological change, frequent improvements, new products and services, and changing customer requirements. Competitors may launch new products and services earlier or at more competitive prices, or secure exclusive rights to new technologies. REC believes it holds a solid position from which to meet competition, and rates its technology and IPR among the best in the silicon and wafer segments of the industry. To fortify and expand its technological fundament, the company increased its R&D resources in 2008 and will maintain R&D expenditures at this level also in 2009.

REC has over the past years made a number of major investment decisions, which will involve development of a number of new technologies which have not been fully tested in real-scale high- volume production. The construction and ramp-up of new manufacturing facilities involving new technologies also carry a

risk of cost overruns, such as the company has experienced in the construction of Silicon III and Silicon IV in the US, and in the construction of a new monocrystalline ingot plant in Norway. To further mitigate the inherent risks in its expansion projects, REC significantly strengthened its project management resources in 2008, and implemented a new Group-wide REC Group Project Management System to improve its ability to execute ongoing and future expansion projects timely and on budget.

With its increasing downstream activities, REC is also gradually more exposed to the 25 year warranty risk related to modules sold. Late in 2008 REC experienced its first severe warranty exposure, with failure of the junction box on a series of modules produced. A repair strategy is currently in preparation. REC Solar is substantially scaling up its product qualification efforts and resources in order to minimize such risks for the future.

FINANCIAL RISK FACTORS

See the consolidated financial statements for more information, especially notes 3 and 30.

The finance policy aims to create predictability and stability in operational cash flows and values. The policy sets the framework and limits for hedging activities in REC in order to maintain a low to moderate financial risk profile. All hedging transactions are undertaken in order to reduce negative impacts of changes in financial markets on values and operational cash flow. REC uses financial instruments and natural hedges, including signing sales contracts that balance out costs in different currencies, to hedge net exposures arising from operational, financing and investment activities in accordance with the finance policy.

Currency risk

REC operates internationally and is exposed to currency risk, primarily to fluctuations in US Dollar (USD), Euro (EUR), Singapore Dollar (SGD) and Norwegian Krone (NOK), arising from commercial transactions and assets and liabilities in currencies other than the entities' functional currencies. When presenting the Financial Statements in NOK, currency developments will also affect translation of profit and loss and balance sheet items of foreign entities.

REC's finance policy is to economically currency hedge at least 80 percent of expected future cash flows on a rolling 12 month basis. The policy defines coverage of the net exposure for a 48 month period, with gradually declining hedging coverage.

REC seeks to reduce the risk associated with the net currency exposure primarily by use of various financial instruments, such as forward contracts and currency options.

Interest rate risk

Interest hedging instruments may be used to control and minimize the company's interest cost within the framework defined in the finance policy. Over time, REC believes that its interest expenses will be minimized by mainly having a floating interest rate.

Credit risk

REC has historically had limited losses on receivables. However, the financial turmoil during second half of 2008 has reduced visibility for credit risks related to counterparties, including customers and banks. REC has some concentration of credit risk as it has few but large customers in the solar, silicon gases and electronic industry in Europe, USA and Asia. Policies are in place to ensure that sales of products are made to customers with an appropriate credit history, and the company also applies requirements for various payment guarantees or prepayments, and to some extent credit insurance. The credit risk of the customers and the banks providing guarantees is reviewed regularly.

Derivative counterparties and deposits are limited to financial institutions with high credit quality (credit ratings in the A or AA categories assigned by Standard & Poor's or Moody's). For bank derivatives, the credit risk is limited to any positive market value. REC only enters into derivatives with a defined group of banks. The twenty banks participating with commitments in the 2008 credit facilities are in the defined group of banks. All the banks currently used as derivative counterparties have credit ratings in the A or AA categories assigned by Standard & Poor's or Moody's.

REC has credit exposure related to loans, guarantees and undertakings provided for external parties, including Sovello.

Any positive market values in embedded derivatives relate to contractually committed future sales of wafers. Parts of the long term contracts are secured by bank guarantees from banks with high credit quality and/or prepayments.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and having availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, REC aims to maintain a high degree of financial flexibility by keeping sufficient cash and cash equivalents or committed credit facilities available. In the current financial climate, most companies world-wide face challenges related to funding, and REC may also find it more difficult to fulfill the targets in its finance policy.

REC is currently committed to major construction projects that require high amounts of capital expenditure, in which positive cash flows are expected in subsequent periods. Consequently, the liquidity risk has increased.

Funding and covenants

REC had a net debt position of NOK 6.1 billion at the end of 2008 including net debt of NOK 0.7 billion in Sovello but excluding restricted bank accounts and prepayments on which interest is calculated.

REC fully utilized a credit facility established in 2006, which initially was NOK 5,425 million. REC has started the repayment of this facility with semi-annual installments, with the first installment

in the first quarter 2008 and the last in the first quarter 2012. See note 17 to the consolidated financial statements for more information.

REC ASA in 2008 entered into two new financing agreements, one of which was a bilateral loan of SGD 1 billion (~NOK 4.5 billion calculated using December 31, 2008 exchange rate) for financing of up to 30 percent of the expenditure in the Singapore expansion project. Starting in the first quarter 2009, REC may draw on the loan over two years, after which semi-annual installments must be paid over five years. REC established guarantee facilities of SGD 1 050 million for the loan later in the year, with a five year maturity. Provided consent from the bank the guarantee can be extended to match the more than seven year total duration of the loan.

The other arrangement is a multicurrency revolving credit facility of NOK 6 275 million, with the same 20 banks that provided the guarantee facilities. The credit facility has one tranche of NOK 2.1 billion with three-year maturity and one tranche of NOK 4.2 billion with five-year maturity. Both tranches shall be repaid in full upon maturity.

Although REC will not pay installments on the new loan and credit facility in 2009, REC will pay interest on drawn amounts and commitment fees for undrawn amounts. The interest rates for the loan and credit facilities are partly floating and partly fixed. The floating rates are based on LIBOR plus a margin depending on REC's ratio of net interest bearing debt to EBITDA.

The NOK exchange rate affects the amounts available under the multi-currency credit facilities, as limits are determined in NOK although REC will mainly borrow in USD and EUR. The current limits under the credit facilities and loan may be insufficient to finance all of the ongoing expansions, and some additional funding may be required in 2010.

Varying between the different facilities, the covenants limit the ratio of net debt to EBITDA and also require a minimum ratio of EBITDA to net interest paid. REC was well within the relevant limits at the end of 2008 (see note 3.3). However, the net debt of REC is expected to increase in 2009 and 2010 due to expenditures on the Singapore project and other expansion projects such as the construction of Silicon IV. The main EBITDA contribution from these projects will come in later periods, and the ratio of net interest bearing debt to EBITDA is thus also expected to increase. It should also be noted that currency developments may affect EBITDA as well as net debt.

For the credit facility entered into in 2008, the main covenant is that the ratio of net interest bearing debt to EBITDA may be up to 3.0 for two consecutive quarters before returning to below 2.5. Under certain scenarios, compliance to this might prove challenging for REC, if EBITDA turns out to be lower than currently forecasted or the net debt higher than currently estimated.

See note 17 to the consolidated financial statements for a description of Sovello's breach of covenants at December 31, 2008.

ORGANIZATION AND SUSTAINABILITY

SAFETY FIRST

REC completed 2008 with no work-related fatalities in more than 6.5 million worked hours. The number of lost time injuries was reduced to 23. The Lost Time Injury (LTI) rate was 3.5 and the Total Recordable Injury (TRI) rate was 10.6. These results are not satisfactory and REC will during 2009 strengthen the systematic safety efforts. The Singapore expansion project has so far succeeded with only 2 lost time injuries, resulting in an LTI-rate of only 0.8.

The working environment in REC is generally regarded as satisfactory. In 2008, the absence rate due to sickness was 3.4 percent, which is an improvement to the previous year. This is a satisfactory result in an expanding industry and also a good indication of the sound business culture in REC.

EMPLOYMENT AND LABOR PRACTICES

The number of employees increased nearly 35 percent to approximately 2 400 at the end of 2008 (excluding Sovello), an increase of about 600 people over the past year. This reflects growth in all the business segments as well as in the area of project management. In addition REC had by year end 2008 close to 280 contracted employees.

REC is committed to equal opportunity employment and practices. All employees and applicants shall be treated without regard to age, gender, sexual orientation, nationality, race, religion, disability, marital situation or any other protected status. REC has succeeded in recruiting individuals and teams globally with the necessary competence, potential and cultural fit needed to realize the strategy for profitable growth.

Of the total of the approximately 2 400 REC employees as of the end of 2008, 22 percent were female compared to 20 percent in 2007. Out of the total of ten executives in the Group Management team, three were female. Women comprised 17 percent of REC's management level staff compared to 11 percent in 2007, and 42 percent of the company's Board of Directors.

DEVELOPING A SUSTAINABILITY ROADMAP

REC provides competitive solar energy solutions to meet the need for clean energy. The Group generates value and advance the competitiveness of solar energy through innovative technology, operational excellence and industry-wide expertise. Sustainability is therefore integral to the strategy of REC. Both REC and the solar industry in general depend on the sustainability of solar energy as a key selling point. This generates customer preference, financial and regulatory support from governments and broader acknowledgement by the society at large.

REPORT FROM THE BOARD OF DIRECTORS

REC aims to extend its competitiveness through high performance in sustainability, to match its focus on product quality and reducing the cost of solar energy, the world's most abundant source of renewable energy. This will position the company as a leader, improve the risk management performance of the company and ensure its ability to attract the best talent.

To support its rapid growth, REC is developing a comprehensive approach, structure and governance process for managing sustainability risk and opportunities. The company appointed a Vice President for corporate social responsibility in 2008. All performance responsibilities lie with the divisions. Two cross-group networks have been established with dedicated leaders from all REC's business divisions, acting as advisory boards to REC management on HSE and sustainable supply chain and partner relationships. A comprehensive sustainability roadmap is to be developed in 2009.

SUSTAINABILITY REPORTING

During 2008, REC has engaged in a detailed process of expanding and improving the data management process for sustainability reporting. A set of standard metrics to support the REC sustainability strategy has been developed and is to be assigned to operating management. These metrics will be phased into the REC reporting process over the course of the period to 2010.

SUSTAINABILITY MANAGEMENT SYSTEMS

As a process manufacturing company whose primary business involves handling chemicals and gases, safety management has always been a top business priority for REC. REC complies with all regulations and strives to conduct business in a trustworthy manner. REC is currently structuring and aligning the sustainability management system across the Group with the goal to produce world-class results, by focusing on environment and climate, safety and health and business conduct performance management.

EMERGENCY PREPAREDNESS PLAN

REC has established a group-wide emergency preparedness plan, in order to minimize harms resulting from any incident and to secure business continuity. The plan includes risk and vulnerability analysis, general principles, definitions of responsibilities, notification procedures, operational action plans and reporting requirements. REC will continue to strengthen its efforts in emergency preparedness, through preventive training, work procedures and risk management.

ENVIRONMENT

REC is focused on continually reducing the negative environmental impact of its products. REC uses hydropower for all its silicon operations and the majority of its wafer and cell operations. Through this practice and a broad program of focusing on cost reduction and operational efficiency, the company has a very attractive carbon footprint per module produced.

In silicon refining, REC operates with a closed loop cycle process, and the small waste volumes are handled according to requirements. All silicon waste is recycled within the manufacturing process and other inputs recovered and reused. REC also participates in the industry-wide PV Cycle program, which seeks to establish a waste management scheme to secure environment-friendly disposal and recycling of PV modules at the end of their usable life.

ENERGY PAYBACK

Energy payback time is one of the key elements in REC's contribution to the environment. This measure is determined by the amount of time it takes a PV system to generate the energy used to produce it. REC is currently among the industry leaders with its low energy payback time and expects to take an even more leading position as soon as its new FBR based silicon is in full production. The FBR process is expected to reduce energy consumption by more than 80 percent in the most energy intensive step in the production process of a solar module, thereby significantly contribute to lowering the energy payback time to an estimated level of about one year.

CORPORATE GOVERNANCE

The Board of Directors seeks to provide effective governance of business and affairs to ensure long-term benefits of REC's stakeholders, and puts emphasis on transparency and equal treatment of its shareholders. Approved and implemented Corporate Governance principles are built on a set of rules and procedures, which, along with the charters and key practices of the Board Committees, provide the framework for the governance in REC. The Board will annually review the Corporate Governance policy.

REC endorses the Norwegian Code of Practice for Corporate Governance (Code of Practice) issued by the Norwegian Corporate Governance Board, most recently revised December 4, 2007. The Board of Director's has adopted a report on Corporate Governance for 2008 in accordance with the Code of Practice. The report is included in the Annual Report on page 18.

OUTLOOK

As discussed above, REC believes the long-term fundamentals for the photovoltaic industry remain strong. However, the solar market is not immune to the effects of the global financial turmoil. Lower availability of funding and severe economic uncertainty is currently limiting visibility of demand for solar energy in 2009.

The growth of REC going forward will also depend on the ramp-up and future output of new plants for polysilicon, wafers, cells and modules, which are complex tasks involving new technologies with inherent risks for interruptions and delays. There is also a risk of delays and/or cost escalations in other extension projects under execution.

Provided that the ramp-up processes run according to schedules, REC expects to significantly increase the polysilicon and wafer production capacity in 2009. REC has entered into reasonably robust contracts for the delivery of these volumes, with

substantial long-term sales at pre-arranged prices. Estimated revenue from external deliveries from REC Silicon and REC Wafer under these contracts amounts to approximately NOK 11 billion for 2009 (based on exchange rates at December 31, 2008 and including all sales to Sovello). In addition, REC Solar had at the end of 2008 entered into contracts covering more than 80 percent of the estimated production of modules for 2009.

REC is committed to its strategy of profitable growth, which hinges on the continuation of a large-scale expansion program involving low-cost technologies. The focus in 2009 will be on risk mitigation and execution of the construction of the Singapore project.

STATEMENT

The Board of Directors and the Chief Executive Officer have today considered and approved the report from the Board of Directors report and the financial statements for the REC Group and the parent company REC ASA for the year ending December 31, 2008. The consolidated financial statements of REC have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional disclosure requirements as stated in the Norwegian Accounting Act that are applicable per December 31, 2008. The financial statements for the parent company REC ASA have been prepared in accordance with the Norwegian Accounting Act and Generally Accepted Accounting Principles in Norway that are applicable per December 31, 2008. The Directors report for the REC Group and REC ASA has been prepared in accordance with the Norwegian Accounting Act and the Norwegian Accounting Standard no. 16 applicable per December 31, 2008.

We confirm that, to the best of our knowledge:

- The financial statements for the REC Group and REC ASA for the year ending December 31, 2008 have been prepared in accordance with applicable accounting standards.
- The information in the financial statements gives a true and fair view of the REC Group's and REC ASA's assets, liabilities, financial position and results of operations for the year ending December 31, 2008.
- The report from the Board of Directors report for the year ending December 31, 2008 includes a fair review of:
  - The development, results of operations and position for the REC Group and REC ASA.
  - The principal risks and uncertainties for the REC Group and REC ASA.

Sandvika, March 23, 2009
Board of Directors


Ole Enger
Chairman of the Board


Marcel Egmond Brenninkmeijer
Member of the Board


Tore Schiøtz
Vice Chairman of the Board


Roar Engeland
Member of the Board


Susanne Elise Munch Thore
Member of the Board


Line Geheb
Member of the Board


Inger Johanne Solhaug
Member of the Board


Rolf B. Nilsen
Member of the Board


Christian Berg
Member of the Board


Are Gløersen
Deputy member of the Board


Jørn Mobæk
Member of the Board


Unni Kristiansen
Deputy member of the Board


Erik Thorsen
President & CEO

CORPORATE GOVERNANCE

THE BOARD OF DIRECTOR'S REPORT ON CORPORATE GOVERNANCE

Renewable Energy Corporation ASA (REC or the Company) endorses the Norwegian Code of Practice for Corporate Governance (Code of Practice) issued by the Norwegian Corporate Governance Board, most recently revised December 4, 2007. The Board has adopted the following report that explains how REC meets the requirements of the Code of Practice and explains possible deviations for 2008:

Implementation and reporting on Corporate Governance

REC's objective is to create long-term values for its shareholders.

REC believes sound business must be based on value-based management and clear ethical guidelines.

REC's mission is smart energy for a cleaner future. To enable us to carry out the mission, the Board has adopted a common set of core values:

RESPONSIBILITY
ENTHUSIASM
COMMITMENT
INNOVATION
DRIVE

The values have been introduced to all employees, and the Company has implemented various programs in order to maintain focus on and live the values.

BUSINESS

The purpose of the Company is described in the Articles of Association § 3:

"The Company's purpose is development and sale of products and services related to renewable energy sources, and to perform other financial operations related to such. The Company may, through subscription of shares or in any other ways, including granting of loans, acquire interests in other companies with identical or similar purposes".

REC believes the solar industry will play a key role as a long-term supplier of sustainable energy and its business is focused on developing competitive solar energy solutions. REC's strategic ambition is built on an integrated value chain, reaching from silane and polysilicon production through module and systems delivery. To make solar energy fully competitive with traditional energy sources, REC's prime focus is cost reduction. This should be achieved through the introduction of new process and product technologies as well as through continuous productivity improvement.

REC's strategies and goals are presented in the Capital Market Days and in the annual and quarterly reports.

EQUITY AND DIVIDENDS

The Group's consolidated equity was NOK 16 512 million on December 31, 2008, which was equivalent to 55 percent of total assets.

The equity level is monitored and evaluated on a continuous basis by the Board. Reference is also made to note 3.3 to the consolidated financial statements regarding capital structure.

The REC group's ambition is to give its shareholders a high and stable return on their investment and to be competitive compared with alternative investment opportunities with comparable risk. This should be achieved, first and foremost, through strong and profitable growth. To support the growth strategy, expansion plans and productivity improvements, the Board believes retained earnings should be put to profitable use within the Company. Accordingly there has been no distribution of dividends to the shareholders since the Company was publicly listed in 2006 and no distribution is proposed for 2008.
The Board considers this approach to be the most likely also for the next few years. The Board will however make a yearly assessment based on the goals and strategies and the financial results of the Company.

At the annual general meeting (AGM) of REC ASA on May 19, 2008, the Board was authorized to increase the share capital by NOK 49 000 000 through one or more increases of the share capital. The mandate extends to increases through contributions of cash or other assets. The Board is authorized to waive the pre-emption rights of existing shareholders. The authorization is valid until the next annual meeting, but not in any event for a period longer than 15 months from the authorization was given.

The authorization to increase the share capital was based on a recommendation from the Board to utilize business opportunities in the best possible way including acquisitions and increased capacity and to support employees' purchases of shares. Specific purposes were not specifically defined in the authorization itself. The Board will prepare possible future authorizations based on the recommendations in the Code of Practice.

At the annual general meeting the Board was also authorized to acquire shares in the Company on behalf of the Company up to a maximum of 10 percent of the nominal value of the Company's share capital. The Board's purchase of shares under this mandate can be exercised between a minimum price of NOK 10 per share and a maximum of NOK 500 per share. The shares may be acquired or disposed of through ordinary sales or in accordance with the Company's option program. The authorization is valid until the next annual meeting in 2009 or until withdrawal by a decision of the general meeting by simple majority.

EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES

REC has one class of shares and each share confers one vote at the general meeting. The Articles of Association contain no restrictions on voting rights.

REC did acquire own shares in November 2008 in order to fulfill its obligations according to the 2008 Employee Share Purchase Program. All shares were acquired at the stock exchange.

In 2008 there were no new agreements between the Company and shareholders, directors, executive management or a party closely associated with such individuals that could be described as a material transaction. Reference is also made to note 31 to the consolidated financial statements regarding related party transactions.

The Board has adopted guidelines to ensure that the Board will be informed of any possible conflict between a Board member and a member of the executive management or his close associates and the Company in relation to any transaction or matter dealt with by the Board.

FREELY NEGOTIABLE SHARES

REC ASA is listed on the Oslo Stock Exchange. All shares are without any restrictions and freely negotiable.

GENERAL MEETINGS

The AGM is the Company's supreme body. According to the Articles of Association, the AGM is to be held by the end of June every year.

The notice of the meeting and the resolutions with supporting documentation, including the recommendations of the nomination committee, are sent to the shareholders no later than two weeks prior to the date of the general meeting.

Shareholders that cannot attend the meeting may vote by proxy. Information about the procedures the shareholder must observe in order to participate and vote is given together with the notice of the meeting. The shareholder also receives a form for appointment of a proxy. Efforts are being made to set the deadline for participation close to the meeting date.

The Chairman of the Board and some of the Board members and the members of the Nomination Committee are normally present at the annual general meeting. The auditor is also present. The Chairman of the Board has acted as chairman of the general meetings.

So far the Company has not complied with all the recommendations in the Code of Practice in relation to the AGM. The Board aims to fulfill the following requirements from 2009:

- Ensure that all relevant information related to the annual general meeting will be made available on the website minimum three weeks prior to the general meeting.
- Ensure that the shareholders are given information about how to propose resolutions in respect of matters to be dealt with on the annual general meeting.
- Make arrangements to ensure the election of an independent chairman of the general meeting.
- Ensure that the shareholders are given opportunity to vote separately for each candidate nominated for election.
- Open up in the proxy form for use of proxy on each item on the agenda.
- Encourage all Board members to be present at the AGM.

NOMINATION COMMITTEE

The Articles of Association sets out that the Company shall have a Nomination Committee with three members. The members are elected by the AGM for a term of two years and the AGM appoints the chairman of the committee. The remuneration of the Nomination Committee is decided by the AGM. The Nomination Committee makes proposals to the AGM for members to be elected to the Nomination Committee. The composition of the committee is in accordance with the requirement of independence in the Code of Practice.

The Nomination Committee presents recommendations to the AGM regarding the election of the shareholder-elected members of the Board and the remuneration for members of the Board. The Committee's recommendations must be justified and provide relevant information of the candidates.

The Board annually prepares an evaluation of its work. The Nomination Committee examines this report and takes its contents into consideration when making its recommendations on board composition. The Committee also consults with the largest shareholders of the Company before submitting its proposals.

Information of the members on the Nomination Committee and deadlines for submitting proposals to the Committee will be included on the Company's website.

The chairman of the Nomination Committee presents and provides the basis for the proposals from the committee at the AGM and also provides an account of how the committee has carried out its work.

The rules of procedure does not establish rules for rotation of the members of the Nomination Committee

CORPORATE ASSEMBLY AND BOARD OF DIRECTORS: COMPOSITION AND INDEPENDENCE.

REC has agreed with its employees not to have a corporate assembly in the parent company or its subsidiaries.

The Board consists of twelve directors. Eight are elected by the shareholders and four are elected by the employees of the REC group companies in Norway. All members are elected for a term of two years.

CORPORATE GOVERNANCE

The directors are presented on the inside cover of the Annual Report. of the annual report with information about education and experience. Three of the eight shareholder-elected members are women.

All the shareholder-elected members of the Board are independent of the Company's executive management. A majority is independent of material business contacts.

The following two Board members are independent of the Company's main shareholders:

Line Geheb
Susanne Elise Munch-Thore

The Board elects its own Chairman.

According to its rules of procedure, the Nomination Committee must ensure that the composition of the Board at all times is in accordance with applicable legislation and regulations of the Oslo Stock Exchange.

The Nomination Committee shall base its recommendation on the candidates' experience, qualifications and their capacity to serve as directors of the Company in a satisfactory manner.

The Board members have not been specifically encouraged to own shares.

THE WORK OF THE BOARD OF DIRECTORS

The Board has the ultimate responsibility for the management of the Company and for supervising its day-to-day management.

The Board adopts and reviews the Company's strategy.

The Board has adopted "Rules of procedures for the Board of Directors" for the work of the Board. The procedure describes the Board's responsibilities, duties and administrative procedures. The procedure furthermore describes the tasks and duties of the CEO. The Board has also adopted a Chart of Authority regulating matters that must be decided by the Board and matters that may be decided by the administration with a description of the appropriate level of decision. The Chart of Authority regulates amongst others investments, customer contracts, procurement, compensation policy and finance.

The Board reviews its performance on an annual basis.

The Board has established three committees - the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

THE AUDIT COMMITTEE

The Audit Committee consists of two members of the Board and acts as a preparatory body to the Board with respect to the fulfillment of its responsibility related to assessment and control of financial risk, financial reporting, auditing and control.

The Audit Committee sees that the external auditor has satisfactory auditing procedures and competence and makes recommendations to the Board and the AGM concerning appointment of external auditor. The Committee also makes recommendations with regard to the external auditor's fees.

The tasks and procedure of the Audit Committee are further regulated in the Audit Committee Charter.

The Audit Committee held five meetings in 2008.

THE COMPENSATION COMMITTEE

The Compensation Committee consists of four members of the Board each of whom is independent of the executive management. The Committee acts as a preparatory body to the Board with respect to terms and conditions of employment for the Chief Executive Officer and with respect to general principles and strategies for the compensation of leading executives of the REC Group.

The tasks and procedures of the Compensations Committee are further laid down in the Compensations Committee Charter.

The Compensation Committee held two meetings in 2008.

THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee acts as a preparatory and monitoring body and assists the Board in executing its responsibilities on matters of corporate governance.

The Committee consists of three members of the Board and the CEO.

The tasks and procedures of the Corporate Governance Committee are further laid down in the Corporate Governance Committee Charter.

The Corporate Governance Committee held four meetings in 2008.

RISK MANAGEMENT AND INTERNAL CONTROL

The management generates monthly reports that are sent to the Board. The reports include operational reviews including HSE, financial highlights and key performance indicators. These issues are also discussed in all Board meetings.

All projects report status on cost/schedule including forecast every month. Present risk picture including mitigating actions are included in the report. The report is presented to the management and on a regular basis to the Board.

The Company has systems and guidelines for monthly, quarterly and annual financial reporting and has established internal

control activities in relation to the financial reporting. The Board's Audit Committee is also supervising internal control systems related to financial reporting. The CFO attends the meetings in the audit committee.

In addition to the foregoing, the Board will from 2009 perform a separate annual review of risk areas and internal control systems.

The Group's financial risk management is described in note 3 to the consolidated financial statements.

The Annual Report includes a risk report on page 24.

The Board of Directors report includes an analysis of the financial statements and the key risk factors, in the Annual Report on page 13 and 14.

The Company's Code of Conduct contains a provision where employees are encouraged to report any concern or complaint related to REC's conduct including the Company's accounting, internal accounting controls and auditing matters to any member of the Board or the Audit Committee. No adverse action may be taken against an employee due to such complaint. Complaints may be confidential.

REMUNERATION OF THE BOARD OF DIRECTORS

The members of the Board receive remuneration in accordance with their individual roles. Board members who participate in the Audit Committee, Compensation Committee and Corporate Governance Committee receive additional compensation, see note 16 to the consolidated financial statements. All rates are disclosed.

The remuneration is not linked to the Company's performance and the members are not granted share options. None of the shareholder elected members of the Board have taken on specific assignments for the Company in addition to their appointment as members of the Board.

REMUNERATION OF THE EXECUTIVE MANAGEMENT

The Board determines all aspects of the remuneration of the CEO.

REC's remuneration policy for executive management has been established according to guidelines from the Board. The Board gave a statements of the remuneration of the management at the AGM in May 2008 and the AGM approved the statements.

The remuneration of the executive management consists of the following main elements:

- Basic salary
- Variable pay based on an annual performance related pay system
- Stock option schemes
- Payments in kind, e.g. car and telephone allowances
- Pension and insurance schemes

The bonus program and the value of the options are linked to the Company's earning performance over time and include incentives related to performance that the employees can influence.

All aspects of the remuneration of the CEO and all members of the executive management are disclosed in note 16 to the consolidated financial statements regarding management compensation, loans and shareholding.

INFORMATION AND COMMUNICATIONS

REC treats its investors equally. Timely information is given and published simultaneously to all investors in accordance with applicable legislation and regulations in order to provide the best possible basis for the valuation of the Company. Presentations that are open to the public are conducted in connection with every quarterly report and are also made available through a webcast. Analyst Q&A conference calls are usually held in the afternoon on the same day as the quarterly report is released. The quarterly presentations are normally given by the CEO. The CFO and Investor Relations Officer participate at the quarterly presentations and from time to time other members of the executive management. In addition, the Company keeps an on-going dialogue with its investors and makes presentations to analysts and investors through various conferences and investor events.

The Investor Relations (IR) function is in charge of coordinating the Company's communications to the market and to existing and potential investors of the Company. The Investor Relations Officer is a member of the executive management group and reports to the CFO.

The annual report is sent to all shareholders, electronically or by post, and is published on the Company's website. The quarterly reports and all announcements to the Stock Exchange are published on the Company's website.

The financial calendar is published on the website.

TAKE-OVERS

The Company has no defense mechanism that can prevent take-over bids. The Board is open to initiatives that are commercially and financially attractive for the owners of the Company. If an offer is made for the Company's shares, the Board will assess the offer and make a recommendation to the shareholders on whether or not to accept the offer.

The Board is responsible to ensure that all shareholders are treated equally and is obliged to act professionally and in accordance with applicable principles of good corporate governance.

Any transaction that effectively will constitute a disposal of a majority of the Company's activities will be decided by the general meeting.

AUDITOR

The Company's external auditor is independent in relation to the Company and is elected by the annual general meeting.

The auditor participates at the Board meetings where the Board deals with the annual accounts and he provides comments related to the audit and the Financial Statements. The auditor also participates in the meetings of the Audit Committee.

The auditor meets with the Board annually and submits the main features of the plan for the audit of the Company. The Board meets with the auditor at least once a year.

The remuneration of the auditor is approved by the AGM.

The Board has not yet issued guidelines regarding executive management use of the auditor for services other than audit.

The Board will ensure that the auditor from 2009 at least once a year presents a review of the Company's internal control procedures to the Board. The Board will also ensure that he from 2009 provides the Board with an annual written confirmation that the auditor satisfies the requirements for independence together with a summary of all services in addition to audit work that have been undertaken for the Company. Furthermore, the Board will initiate a procedure whereby it meets with the auditor at least once a year without the presence of the CEO or any other member of the executive management.

The report is also available on www.recgroup.com.

ARTICLES OF ASSOCIATION

The Articles of Association can be found on www.recgroup.com.

GENERAL MEETING

The annual general meeting (AGM) is the Company's supreme body. Pursuant to the Articles of Association and the Norwegian Public Limited Companies Act, the AGM shall:

- Approve the report of the Board with the financial statements including allocation of profits or deficits
- Elect the share-holder representatives of the Board
- Determine the remuneration of the Board
- Elect the nomination committee
- Elect the auditor and stipulate the auditor's fee
- Deal with any other matter listed in the notice of the meeting

According to the Articles of Association the AGM shall be held by the end of June every year.

More information about the AGM can be found in the Board's report on corporate governance on page 19. The notice of the AGM with documentation will be posted on www.recgroup.com at the latest three weeks in advance of the AGM.

REC ASA held its annual general meeting on May 19, 2008. Minutes and protocol from the annual general meeting can be found on www.recgroup.com

NOMINATION COMMITTEE

MEMBER	SINCE
Dag Opedal	19.05.08
Rune Selmar	20.04.06
Stig Grimsgaard Andersen	14.05.07

More information about the work of the Nomination Committee can be found on page 19 in the Board's report on corporate governance.

BOARD OF DIRECTORS

REC´s Board of Directors consists of 12 directors. Eight of these are elected by the shareholders and four are elected by and among employees in the Norwegian REC companies. The Board held nine meetings in 2008. For information about Board members shareholding, see note 16 to the consolidated financial statements.

MEMBER	SINCE
Ole Enger (Chairman from 14.05.07)	08.11.04 to 27.03.09
Tore Schiøtz (Chairman from 27.03.09)	14.12.01
Marcel E. Brenninkmeijer	28.05.02
Roar Engeland	16.11.05
Line Geheb	09.05.06
Susanne E. Munch Thore	09.05.06
Inger Johanne Solhaug	14.05.07
Christian Berg	14.05.07
Mona Steinsvik	14.05.07 to 17.02.09
Rolf B. Nilsen	14.05.07
Jørn Mobæk	14.05.07
Unni Kristiansen (deputy)	11.12.07
Are Gløersen (deputy)	17.02.09

Terry Whittall is personal deputy to Rolf B. Nilsen. Thae Kanmo is personal deputy to Jørn Mobæk. Marten Walman and Jon-Einar Kristensen are non-personal deputies to Mona Steinsvik (until 17.02.09), Rolf B. Nilsen and Jørn Mobæk.

An overview of REC's Board of Directors can be found at www.recgroup.com. Information about the work of the Board can be found on page 20 in the Board's report on corporate governance.

BOARD COMMITTEES

The Board has established three committees - a Compensation Committee, an Audit Committee, and a Corporate Governance Committee.

COMPENSATION COMMITTEE

MEMBER	SINCE
Ole Enger	14.09.05 to 27.03.09
Inger Johanne Solhaug	19.09.07
Marcel E. Brenninkmeijer	19.09.07
Rolf B. Nilsen	19.09.07

More information about the tasks and work of the compensation committee can be found on page 20 in the Board's report on corporate governance.

AUDIT COMMITTEE

MEMBER	SINCE
Roar Engeland	15.12.05
Christian Berg	20.06.07

More information about the tasks and work of the Audit Committee can be found on page 20 in the Board's report on corporate governance.

CORPORATE GOVERNANCE COMMITTEE

MEMBER	SINCE
Tore Schiøtz	23.05.06
Line Geheb	23.05.06
Susanne E. Munch Thore	19.09.07
Erik Thorsen	19.09.07

More information about the tasks and work of the Corporate Governance Committee can be found on page 20 in the Board's report on corporate governance.

RISK REPORT

Renewable Energy Corporation ASA (REC) and its subsidiaries are exposed to risks related to economic and industry developments, political risks, and company specific risks. These risks may constrain the Company's operations and adversely affect the financial performance.

Please refer to the Report from the Board of Directors for a review of the risks related to market and operational risk factors in the PV industry as well as financial risks.

OPERATIONAL RISKS

REGULATORY COMPLIANCE RISK

By nature, REC's operations involve the handling of a range of different chemicals as well as the operation of industrial equipment. These operations are subject to a variety of regulations, which REC must meet. As a result, REC's reputation and labor relations could be at risk, should the company fail to meet its obligations in complying with these regulations.

The company is intensifying the sustainability management, designed to ensure that REC stays in compliance with all regulatory requirements and generally accepted industry best sustainability practices.

SEVERE INCIDENT RISK

As a company with significant chemicals processing operations, REC's business involves a risk to the employee safety, the environment, the company's assets, reputation and community standing if a severe incident occurs from acts of nature or willful damage by third parties.

The company has an extensive security program designed to protect its operations from damage. REC has also developed a comprehensive Emergency Preparedness Plan, designed to mitigate damage from any severe incident.

PROJECT EXECUTION

REC's growth strategy is dependent on its ability to successfully bring on new production capacity on time within budget. REC has several parallel large expansion projects ongoing, which introduce innovative new technologies. These carry an inherent risk of delays and/or cost overruns, which the Company experienced with some its expansion projects in 2008.

REC has a separate corporate function responsible for planning and execution of projects in the REC Group, and has developed and implemented a REC Group Project Management System to mitigate project executions risks.

PRODUCTION

REC is expanding its manufacturing capacity across the PV value chain, and continuously strives to improve its management of the highly complex processes involved in production of polysilicon, wafers, solar cells and modules. The company may nevertheless experience lower than anticipated yields, especially during the ramp-up of new production plants and lines.

SALES

As described in the report from the Board of Directors, a significant part of the Company's revenue and contract portfolio is based on sales to a relatively concentrated customer portfolio. If one or more of these customers are unable to fulfill the terms of the contract, this could have an adverse effect on REC's operational and financial performance.

A substantial portion of REC's products is sold internally to other REC divisions. Sustained interruption in production could adversely affect the performance in other REC business areas and hence REC's overall performance.

SUPPLIER AND SUBCONTRACTOR RISK

REC's polysilicon, wafer, solar cell and module manufacturing operations all rely on external subcontractors and suppliers of services and goods to varying degrees. This operating model inherently contains a risk to the company's goodwill and branding, if supplies fail to meet agreed or generally accepted standards in areas such as environmental compliance, human rights, labor relations and product quality. The scope of this risk increased in 2008, as REC's business has grown in size and extended into many new geographic markets, including the construction of a new production facility in Singapore.

To mitigate this risk, REC has in 2008 developed a set of supplier contract requirements. These will be further standardized in 2009 in order to secure a sustainable supply chain management.

KNOWLEDGE RISKS

INTELLECTUAL PROPERTY PROTECTION

REC continuously seeks to protect important proprietary intellectual property and requires employees, consultants and companies to sign confidentiality agreements. Steps taken to protect proprietary intellectual property may not be adequate, and inability to obtain and enforce intellectual property rights may harm the Company's performance.

REC may also face intellectual property infringement claims which could be time-consuming and costly to defend and potentially result in loss of significant rights.

HUMAN RESOURCES

REC has grown rapidly and expects growth to continue. As a result the organization is expanding and becoming more complex. REC in 2008 added approximately 600 employees and will need to continue to hire a large number of employees in the years to come. The future success of REC depends on the ability to add qualified personnel, and the company also works continuously to retain key executives and employees.

The majority of REC's employees in Norway and Sweden are represented by labor unions under collective bargaining agreements. These agreements typically govern terms and conditions of employment and resolution of disputes. Work stoppage as a result of labor disputes could have a material negative effect on REC's operating and financial performance.

RISK MANAGEMENT

The REC Group has developed and implemented effective management and control systems for early recognition and assessment of risks. The Audit Committee will focus on the various risks that could negatively affect REC and monitor the management's ability to plan for and mitigate these risks.

SENSITIVITY ANALYSIS

The following table presents the ceteris paribus sensitivity of REC's revenue and EBITDA to hypothetical changes in prices and exchange rates for 2008.

(NOK IN MILLION)	REVENUES	EBITDA
+/- 10% change in price of polysilicon	+/- 250	+/- 100
+/- 10% change in price of wafers	+/- 490	+/- 350
+/- 10% change in price of cell	+/- 190	+/- 30
+/- 10% change in NOK/USD	+/- 300	+/- 150
+/- 10% change in NOK/EUR	+/- 210	+/- 170

Please refer to Note 30 for more information on interest and currency sensitivity on financial instruments.

SHAREHOLDERS' MATTERS

KEY DATA PER SHARE

(NOK IN MILLION)	2008	2007
Market capitalization at year-end (NOK million)	31 883	136 431
Number of shares traded (million)	1 283	740
Number of shares at year-end (million)	494.3	494.3
Market price at year-end (NOK)	64.5	276.0
Highest market price during the year (NOK)	273.0	301.0
Lowest market price during the year (NOK)	42.5	116.0
Average price (NOK)	130.0	200.8

The REC share is listed on the Oslo Stock Exchange under the ticker code REC. More than 500 investor meetings and a large number of presentations were held during the year in Norway and internationally. At the end of 2008, REC's total market capitalization was NOK 31 833 million; around 35 analysts worldwide are regularly publishing research on the company

RETURN ON INVESTMENT

The REC Group's ambition is to give its shareholders a high and stable return on their investment. This should be achieved, first and foremost, through strong and profitable growth, at least in line with the growth of the solar energy market. To support REC's growth strategy and expansion plans, the Board believes retained earnings should be put to profitable use within the company. Shareholder value should be generated through capacity expansions throughout the entire value chain, and through further productivity improvements.

Accordingly, no distribution of dividends to the Company's shareholders is proposed for 2008.

SHAREHOLDER/IR POLICY

REC has a shareholder policy approved by REC's Board of Directors to ensure the provision of accurate, relevant and timely information to the capital market.

Investors and capital market participants are to be provided consistent, timely and precise information simultaneously. As REC is an international enterprise, with investors across the globe, all news and press releases are and will be published in English only.

REC will make quarterly earnings presentations available as casts and PowerPoint presentations in real time.

The shareholder policy is available on www.recgroup.com.

SHARE DATA

The share price decreased significantly throughout 2008, bringing the total market capitalization from NOK 134 945 million at the beginning of the year, to NOK 31 883 million at the end of the year. REC did not issued any new shares during 2008.

SHARE PRICE DEVELOPMENT THROUGHOUT 2008



500
400
300
200
100
0
Q1 2008
Q2 2008
Q3 2008
Q4 2008
REC (NOK)
OBX (NOK)
NEX (USD)

The share price development during 2008 can be seen above as well as the performance of the Oslo Stock Exchange (OBX) and the NEX renewable index.

SHAREHOLDERS

As at December 31, 2008, the REC Group had close to 24 000 shareholders, and the total number of outstanding shares at the end of the year was 494.3 million, each with a nominal value of NOK 1.

Share distribution and main shareholders are described in the tables on the next page.

SHARE LIQUIDITY

High turnover in the REC share is important for our investors since this will reduce the cost of capital, and will further attract major Norwegian and international investors.

In 2008, more than 1.16 million trades were executed from January 2 to December 30, 2008. In the same period the total trading in the REC share was 1.3 billion shares. This represents a turnover velocity of 259 percent, calculated as the total number

SHAREHOLDERS SPREAD AS PER DECEMBER 31, 2008

NUMBER OF SHARES FROM	NUMBER OF SHARES TO	NO. OF SHAREHOLDERS	NO. OF SHARES	PERCENT
1	100	6 188	472 697	0.10%
101	1 000	13 235	6 034 158	1.22%
1 001	10 000	3 636	10 877 964	2.20%
10 001	100 000	473	15 730 292	3.18%
100 001	1 000 000	153	48 795 030	9.87%
1 000 001		29	412 404 584	83.43%
		23 714	494 314 725	100.00%

20 LARGEST SHAREHOLDERS AT DECEMBER 31, 2008

	SHAREHOLDER	PERCENT	NO. OF SHARES	TYPE	NAT
1	Elkem AS	23.45%	115 935 300		NOR
2	Q-Cells AG	17.19%	84 956 767		GER
3	Orkla ASA	16.28%	80 489 700		NOR
4	Hafslund Venture AS	14.24%	70 411 520		NOR
5	Folketrygdfondet	2.33%	11 508 650		GBR
6	Citibank N.A. New York branch	1.04%	5 120 000	Nom	USA
7	Clearstream Banking S.A.	0.84%	4 132 966	Nom	LUX
8	State Street Bank and Trust Co.	0.66%	3 266 043	Nom	USA
9	Sumitomo Corporation	0.62%	3 062 000		JPN
10	Deutsche Bank AG London	0.50%	2 489 045	Nom	GBR
11	State Street Bank and Trust Co.	0.50%	2 478 868	Nom	USA
12	JP Morgan Chase Bank	0.48%	2 364 000	Nom	GBR
13	Bank of New York Mellon	0.45%	2 233 034	Nom	USA
14	Bank of New York, Brussels branch	0.45%	2 214 365	Nom	BLE
15	JP Morgan Chase Bank	0.44%	2 187 837	Nom	GBR
16	Skandinaviska Enskilda Banken	0.41%	2 012 345	Nom	SWE
17	Citibank N.A. (London branch)	0.36%	1 795 475	Nom	GBR
18	BGL	0.34%	1 699 778	Nom	LUX
19	Bank of New York, Brussels Branch	0.32%	1 598 967	Nom	BLE
20	DnB NOR Norge	0.29%	1 432 299	Nom	NOR

of shares traded in the period as a percentage of the average total registered number of shares.

During 2008, REC was the third most traded share on the Oslo Stock Exchange, measured in turnover by value and number of shares, surpassed only by StatoilHydro, and Yara International.

INVESTOR RELATIONS ACTIVITIES

REC puts emphasis on transparency and equal treatment of shareholders, and on informing all investors and analysts with the same information at the same time.

The Investor Relations section of REC's website is an important tool, and this section contains up-to-date information on the Company's financial performance and stock market information. In addition, users can find an updated financial calendar, detailed company information and other important data for the financial markets.

In conjunction with the release of its interim financial results, REC gives a public presentation to investors, analyst and press. The presentation is web-casted and it is also possible to participate by telephone.

During the year, REC has participated in various renewable energy- and PV conferences as well as holding around 500 physical meetings and several hundred phone meetings with Norwegian and international investors. The cities covered by

SHAREHOLDERS' MATTERS

REC during road shows in 2008 include: Oslo, Stockholm, Goteborg, Copenhagen, London, Paris, Frankfurt, Zurich, Genève, Valencia, New York, Boston, San Francisco, LA and Seattle.

At the end of the year, the number of analysts who regularly follow REC amounted to around 35, of which 12 are based in Norway. An updated list of analysts following the company can be found under investor relations at www.recgroup.com

FINANCIAL CALENDAR 2009

DATE	EVENT
18.02.2009	Q4 2008
29.04.2009	Q1 2009
19.05.2009	Annual General Meeting
11.08.2009	Q2 2009
27.10.2009	Q3 2009
Fall of 2009	Capital Markets Day
February 2010	Q4 2009

REGISTRAR
If you have any questions regarding your holding of REC shares, please contact our registrar in Norway:

DnB NOR VPS Service
Registrars Department
Stranden 21
0021 Oslo
Norway
Phone: +47 22 48 35 90
Fax: +47 22 48 11 71

CONTACT
For further information about investing in REC, please use the contact information below:

Jon André Løkke
Investor Relation Officer
Phone: +47 67 57 44 50
Email: ir@recgroup.com

Bjørn R. Berntsen
Shareholder Services
Phone: +47 67 57 44 50
Email: ir@recgroup.com

Mail address
PO Box 594
N-1302 Sandvika
Norway

Office address
Kjørboveien. 29, Sandvika

FINANCIAL STATEMENTS REC GROUP & REC ASA

CONTENTS REC GROUP

PAGE

CONTENTS REC ASA

PAGE

CONSOLIDATED BALANCE SHEET
REC GROUP

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
ASSETS			
Non-current assets			
Goodwill	7	916 513	799 456
Other intangible assets	7	476 847	256 359
Intangible assets	7	1 393 360	1 055 815
Land and buildings	6	2 116 270	1 330 940
Machinery and equipment	6	4 619 685	3 151 642
Other tangible assets	6	170 313	112 695
Assets under construction	6	12 531 392	3 039 626
Property, plant and equipment	6	19 437 660	7 634 903
Prepaid capital expenditure		1 556 987	909 654
Investments in associates	8	287 787	8 548
Investments in shares	10	2 306	1 237
Other non-current receivables		167 572	180 194
Restricted bank accounts	14	115 517	340 774
Financial assets		573 182	530 754
Deferred tax assets	18	21 022	230 758
Total non-current assets		22 982 111	10 361 884
Current assets			
Inventories	13	1 669 885	655 165
Trade and other receivables	12	2 219 520	1 019 802
Current tax assets		19 406	0
Derivatives	11	2 810 349	92 918
Restricted bank accounts	14	10 674	20 671
Cash and cash equivalents	14	496 819	5 794 897
Total current assets		7 226 655	7 583 453
Total assets		30 208 864	17 945 336

CONSOLIDATED BALANCE SHEET
REC GROUP

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	15	494 315	494 315
Share premium and other paid in capital	15	8 548 839	8 548 841
Paid in capital	15	9 043 154	9 043 156
Other equity and retained earnings excl.profit for the period		4 404 704	1 380 097
Profit for the period		3 064 233	1 333 459
Other equity and retained earnings	15	7 468 937	2 713 556
Minority interests	15	309	346
Total shareholders' equity	15	16 512 400	11 757 058
Non-current liabilities			
Retirement benefit obligations	19	156 420	116 200
Deferred tax liabilities	18	927 783	310 320
Provisions and other non-interest bearing liabilities	20	149 130	116 871
Non-current financial liabilities, interest bearing	17	5 156 564	2 312 593
Non-current prepayments, interest calculation	17	419 192	326 554
Total non-current liabilities		6 809 089	3 182 538
Current liabilities			
Trade payables, provisions and other liabilities	20	3 057 615	1 334 985
Current tax liabilities		299 952	480 413
Derivatives	11	1 902 327	706 363
Current financial liabilities, interest bearing	17	1 438 784	483 979
Current prepayments, interest calculation	17	188 697	0
Total current liabilities		6 887 375	3 005 740
Total liabilities		13 696 464	6 188 278
Total equity and liabilities		30 208 864	17 945 336

Sandvika, March 23, 2009
Board of Directors


Ole Enger
Chairman of the Board


Marcel Egmond Brenninkmeijer
Member of the Board


Tore Schiøtz
Vice Chairman of the Board


Roar Engeland
Member of the Board


Susanne Elise Munch Thore
Member of the Board


Line Geheb
Member of the Board


Inger Johanne Solhaug
Member of the Board


Rolf B. Nilsen
Member of the Board


Christian Berg
Member of the Board


Are Gløersen
Deputy member of the Board


Jørn Mobæk
Member of the Board


Unni Kristiansen
Deputy member of the Board


Erik Thorsen
President & CEO

CONSOLIDATED INCOME STATEMENT
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
Revenues	5	8 190 806	6 642 043
Cost of materials		-2 012 120	-1 310 700
Changes in inventories		311 190	38 180
Employee benefit expenses	24	-1 545 186	-1 033 432
Other operating expenses	22	-1 665 837	-1 163 819
EBITDA		3 278 853	3 172 272
Depreciation	6	-678 160	-481 997
Amortization	7	-36 174	-91 725
Impairment	6,7	-35 725	-10 859
EBIT		2 528 794	2 587 691
Share of loss of associates	8,25	-2 936	-45 465
Financial income	25	181 319	314 639
Net financial expenses	25	-31 974	-63 563
Net currency gains/-losses	25	291 440	-345 737
Net gains/-losses derivatives	25	1 436 116	-470 218
Impairment financial assets	25	-24 170	0
Net financial items	25	1 849 795	-610 344
Profit before tax		4 378 589	1 977 347
Income tax expense	18	-1 314 370	-643 994
Profit for the period		3 064 219	1 333 353
Attributable to			
Minority interests		-14	-106
Equity holders of REC ASA		3 064 233	1 333 459
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)			
- basic	26	6.2	2.7
- diluted	26	6.2	2.7

EBITDA is earnings before net financial items, income taxes, depreciation, amortization and impairment.
EBIT is earnings before net financial items and income taxes.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	TRANSLATION DIFFERENCES	TAX	PENSION	CASH FLOW HEDGE	ACQUISITION	CHANGE IN ACCOUNTING PRINCIPLE	PROFIT/ -LOSS	TOTAL
Year 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-331 652	33 089	0	0	0	0	0	-298 563
Actuarial gain/-loss on defined benefit pension schemes	0	480	-8 617	0	0	0	0	-8 137
Effect of Sovello acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges								
- valuation gain/-loss taken to equity	0	-30 139	0	107 569	0	0	0	77 430
- transferred to profit/-loss for the period*	0	2 492	0	-8 900	0	0	0	-6 408
Total income and expense recognized directly in equity	-331 652	5 922	-8 617	98 669	23 322	0	0	-212 356
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total income and expense in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Year 2008								
At January 1, 2008	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Currency translation differences	1 701 655	-62 246	0	0	0	0	0	1 639 409
Actuarial gain/-loss on defined benefit pension schemes	0	-6 784	14 307	0	0	0	0	7 523
Cash flow hedges								
- valuation gain/-loss taken to equity	0	-761	0	2 139	0	0	0	1 378
- transferred to profit/-loss for the period*	0	-15 276	0	54 556	0	0	0	39 280
Total income and expense recognized directly in equity	1 701 655	-85 067	14 307	56 695	0	0	0	1 687 590
Profit for the period	0	0	0	0	0	0	3 064 219	3 064 219
Total income and expense in the period	1 701 655	-85 067	14 307	56 695	0	0	3 064 219	4 751 809
At December 31, 2008	1 361 590	-20 860	-18 867	34 206	234 256	-49 918	4 853 736	6 394 143
Total change attributable to								
Equity holders of REC ASA	1 701 678	-85 067	14 307	56 695	0	0	3 064 233	4 751 846
Minority interest	-23	0	0	0	0	0	-14	-37
Total change in period	1 701 655	-85 067	14 307	56 695	0	0	3 064 219	4 751 809

***Cash flow hedge - transferred to profit/-loss for the period affected the following line items in the income statement**

(NOK IN THOUSAND)	2008	2007
Revenues	-14 570	34 987
Cost of materials	-39 986	-26 087
Total	-54 556	8 900

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
Cash flow from operating activities			
Profit before tax		4 378 589	1 977 347
Income taxes paid		-877 321	-365 020
Depreciation, amortization and impairment		750 059	584 581
Associates and impairment financial assets		27 106	45 463
Changes in receivables and prepayments from customers		-556 849	-130 187
Changes in inventories		-890 298	-172 798
Changes in payables and prepaid expenses		588 536	115 421
Changes in derivatives		-1 463 452	606 124
Currency effects not cash flow or not related to operating activities		-168 949	369 342
Other items		129 988	24 841
Net cash flow from operating activities		1 917 409	3 055 114
Cash flow from investing activities			
Cash payments for shares (incl. associates)		-210 467	-3 309
Proceeds from finance receivables and restricted cash		205 147	17 251
Payments finance receivables and restricted cash		-215 230	-185 400
Proceeds from sale of property, plant and equipment and intangible assets		1 425	2 360
Payments for property, plant and equipment and intangible assets		-9 747 617	-4 301 550
Proceeds from investment grants		2 857	45 825
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased	9	0	-28 369
Net cash flow from investing activities		-9 963 885	4 453 192
Cash flow from financing activities			
Repayment of equity/treasury shares		-2	-916
Repayment of borrowings		-1 288 969	-343 400
Proceeds from borrowings		4 062 181	598 735
Net cash flow from financing activities		2 773 210	254 419
Effect on cash and cash equivalents of changes in foreign exchange rates		-24 812	-336 991
Net decrease in cash and cash equivalents		-5 298 078	-1 480 651
Cash and cash equivalents at beginning of the period*		5 794 897	7 275 548
Cash and cash equivalents at the end of the period*		496 819	5 794 897

*Cash and cash equivalents excludes restricted bank accounts.

INDEX OF THE FINANCIAL STATEMENT NOTES
REC GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
REC GROUP

1. GENERAL INFORMATION

Renewable Energy Corporation ASA (the Company) and its subsidiaries (together the REC Group) have a significant presence in the international solar energy industry. The areas of operation are principally the development and sale of products related to the photovoltaic (PV) industry. The Company is a limited company incorporated and domiciled in Norway. The address of its registered office is Kjørboveien 29, Sandvika.

These consolidated financial statements have been approved for issue by the Board of Directors on March 23, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

2.1 BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The financial statements are presented in NOK, rounded to the nearest thousand, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column. The consolidated financial statements of the REC Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of derivative instruments at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

2.2 CONSOLIDATION

(a) Subsidiaries

Subsidiaries are all entities over which the REC Group has the power to govern the financial and operating policies, generally requiring a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights or options that are currently exercisable or convertible are considered when assessing whether the REC Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the REC Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the REC Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of REC Group's share of the identifiable net assets acquired is recorded as goodwill (see note 2.7). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. Step acquisitions: both an increase in ownership of a jointly controlled entity that becomes a subsidiary and an increase in ownership in a subsidiary company are accounted for in accordance with the requirements of IFRS 3 *Business Combinations* with goodwill being recognized at each step of the acquisition when applicable.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b) Jointly controlled entities

The REC Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Accordingly, the REC Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the REC Group's financial statements (see note 9). Unrealized gains on transactions between the REC Group and its jointly controlled entities are eliminated to the extent of REC Group's interest in the entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. An increase in ownership of a shareholding that becomes a jointly controlled entity is accounted for in accordance with the requirements of IFRS 3 *Business Combinations* with goodwill being recognized at each step of the acquisition when applicable (see note 2.7).

(c) Associates

Associates are entities over which the REC Group has significant influence but not control or joint control, generally encompassing a shareholding of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost (see note 2.7). The REC Group's share of its associates' post-investment profits or losses is recognized in the income statement. The cumulative post-investment movements are adjusted against the carrying amount of the investment. When the REC Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured

00061

receivables, the REC Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealized gains on transactions between the REC Group and its associates are eliminated to the extent of the REC Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 SEGMENT REPORTING

A business segment is a distinguishable component of the REC Group that is engaged in providing products that are subject to risks and returns that are different from those of other business segments; this also corresponds to the internal management reporting in the REC Group. A geographical segment breakdown is based on the REC Group's major markets and site locations (see note 5).

2.4 FOREIGN CURRENCY TRANSLATION

(a) Functional and presentation currency

Items included in the financial statements of each of the REC Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in NOK which is the parent company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date exchange rates. Foreign exchange gains and losses resulting from the settlement or the translation of monetary assets and liabilities are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges, qualifying net investment hedges or as a part of a net investment.

(c) Group companies

The results and financial position of all the REC Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i) Assets and liabilities for each balance sheet presented are translated at the closing rate;
(ii) Income and expenses for each income statement are translated at average exchange rates; and
(iii) All resulting exchange differences from translation are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, including monetary items that are regarded as a part of the net investment, and of borrowings and other currency instruments designated as hedges of such investments, are included in shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale. The REC Group did not at December 31, 2008 or 2007 hold any borrowings or other currency instruments accounted for as net investment hedges.

2.5 CURRENT/NON-CURRENT

An asset/liability is classified as current when it is expected/due to be realized or settled within twelve months after the balance sheet date. All derivatives that are not designated and effective as hedging instruments are accounted for as "held for trading" and classified as current assets/liabilities. Further, derivatives that hedge purchase and sale of goods are classified as current assets/ liabilities.

2.6 PROPERTY, PLANT AND EQUIPMENT

Land and buildings primarily consist of operating plants and offices. All property, plant and equipment are stated at historical cost less accumulated depreciation and unreversed impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition, construction or installation of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the REC Group and the cost of the item can be measured reliably. All other costs are charged to the income statement during the financial period in which they are incurred. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. For the REC Group, capitalization of borrowing costs during a year is limited to the total amount of external borrowing costs incurred for the parent company and subsidiaries during the relevant year. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method, to their residual values over their estimated useful lives. The assets' residual values, if any, depreciation method and useful lives are reviewed at least annually and related depreciation rates are adjusted prospectively. Depreciation commences when the assets are ready for their intended use.

2.7 INTANGIBLE ASSETS

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the REC Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill related to associates is included in the carrying value of investments in associates. Goodwill is carried at cost less accumulated impairment losses.

(b) Other intangible assets

Other intangible assets that have a definite useful life are carried at historical cost less accumulated amortization and unreversed impairment losses. Amortization is calculated using the straight-line method to allocate the cost of other intangible assets over their estimated useful lives. Amortization commences when the assets are ready for their intended use. The REC Group has no intangible assets with indefinite lives other than goodwill. The assets' residual values, if any, amortization method and useful lives are reviewed at least annually and related amortization rates are adjusted prospectively.

(c) Research and development
Research expenditures are recognized as an expense as incurred. Costs incurred on development projects (relating to the design, construction and testing of a chosen alternative for new or improved materials, devices, products, processes or systems) are capitalized as intangible assets when it is probable that the project will be successful considering its commercial and technological feasibility, and costs can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods. Development costs with a finite useful life that have been capitalized are amortized from the time the assets are ready for their intended use, which normally is at commencement of the commercial use.

2.8 IMPAIRMENT AND DERECOGNITION OF NON-FINANCIAL ASSETS AND CASH GENERATING UNITS

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested at least annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in a separate line item as a part of earnings before interest and taxes (EBIT) in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Goodwill is allocated to individual or groups of cash-generating units for the purpose of impairment testing. Currently, each of those individual or groups of cash-generating units represents the REC Group's investment determined by each operating company except for REC Silicon where goodwill is allocated to the primary reporting segment. Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Losses on derecognition include assets that are disposed of and assets with no foreseeable future economic benefits. Gains and losses on disposals are determined by comparing proceeds with carrying amount and are reported as a part of EBIT. When applicable, gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the disposed entity. Losses due to assets assessed as having no future economic benefits are reported as an impairment loss.

2.9 FINANCIAL ASSETS AND LIABILITIES

The REC Group classifies its financial assets in the following categories: held for trading (derivatives, except for derivatives that are designated and effective as hedging instruments), loans and receivables, available-for-sale financial assets and hedging instruments. Financial liabilities are held for trading (derivatives, except for derivatives that are designated and effective as hedging instruments), hedging instruments or recognized at amortized cost. The classification depends on the purpose for which the financial assets and liabilities were acquired or incurred.

Management determines the classification of REC's financial assets and liabilities at initial recognition and re-evaluates this designation when appropriate.

Financial assets and liabilities held for trading comprises primarily derivatives that are not designated and effective as hedging instruments, including the ineffective portion of a qualifying hedging instrument.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets are primarily shares owned less than 20 percent. Financial assets and liabilities are initially recognized at fair value plus transaction costs except for derivatives. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the REC Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets held for trading are subsequently carried at fair value, unless fair value cannot be reliably measured in which case they are measured at cost. For the years ended December 31, 2008 and 2007, the REC Group had insignificant available-for-sale financial assets and these are recognized at cost as fair value cannot be reliably measured. Derivatives are the only financial items classified as held for trading. Loans and receivables are carried at amortized cost which for current items approximates historical cost.

Gains or losses arising from changes in the fair value of financial assets and liabilities held for trading are included in the income statement as part of financial items.

2.10 ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The REC Group uses derivative financial instruments to hedge a portion of its risks associated with interest rate and foreign currency fluctuations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative, as long as the REC Group has no intention and ability to settle the contracts net. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument, and if so, the nature of the item being hedged. Derivatives are categorized as held for trading unless they are designated and qualify as hedging instruments.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with gains or losses reported in profit or loss. Currently, for the REC Group this is relevant for currency derivatives embedded in committed sales contracts in which the currency in the contract is not the functional currency of one of the parties to the contract.

The embedded currency derivative is separated based on the forward currency rates at the date of the contract and the host contract is treated as a sales contract in the relevant REC entity's functional currency.

Beginning in 2006, the REC Group designated certain derivative financial instruments to hedge a portion of its risks associated with foreign currency fluctuations related to highly probable future purchase or sales transactions and applied hedge accounting. At the inception of a hedge relationship, the REC Group formally designates and documents the hedge relationship to which the REC Group wishes to apply hedge accounting and the risk management objective and the strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to change in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

For the years ending December 31, 2008 and 2007, the REC Group only applied cash flow hedges in REC Wafer to hedge some highly probable transactions such as the purchase and sale of goods in a foreign currency. At the end of 2008, the designation as hedge has been revoked. In 2008 and 2007, Sovello applied hedge accounting for some interest rate swaps. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while the ineffective portion is recognized in profit or loss. Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when a forecasted sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecasted transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecasted transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

2.11 INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost for inventory with different nature or use is determined using the first-in, first-out (FIFO) or average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The REC Group is integrated in the value chain, and REC entities sell goods to other REC entities. Consequently, finished goods for one REC entity become raw materials or work in progress for another REC entity. The classification by the separate entities is also used in the classification in REC's consolidated financial statements.

2.12 TRADE RECEIVABLES

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less provisions for impairment. A provision for impairment of trade receivables is recognized in the income statement and is established when there is objective evidence that the REC Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, are considered indicators that the trade receivable is impaired.

2.13 CASH AND CASH EQUIVALENTS, RESTRICTED BANK ACCOUNTS

Cash and cash equivalents include cash in hand and demand deposits at banks and money market funds. Bank accounts that according to agreements cannot be used within twelve months are classified as non-current restricted bank accounts. They are classified as current restricted bank accounts when the restriction is expected to be more than three months but less than twelve months. Restricted bank accounts are not included as a part of cash and cash equivalents in the balance sheet or cash flow statement.

2.14 SHARE CAPITAL

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 BORROWINGS

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period the borrowings are outstanding using the effective interest method.

2.16 INCOME TAX

Income tax expense represents the total of the tax currently payable (current tax) and the change in deferred tax allocated to the income statement. The current tax is based on taxable profit for the year. Taxable profit differs from profit/loss before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years (temporary differences) and it further excludes items that are never taxable or deductible. Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of

the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. For the REC Group this is relevant for some government grants.

Current and deferred tax is determined using tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related tax asset is realized or the tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the REC Group intends to settle its current tax assets and current tax liabilities on a net basis.

Deferred tax is provided on undistributed earnings in subsidiaries, associates and jointly controlled entities to the extent that the future dividend is taxable, except where the timing of any dividend is controlled by the REC Group and it is probable that the dividend will not be distributed in the foreseeable future (see notes 4 and 18).

2.17 PROVISIONS

Provisions for environmental restoration, asset retirement obligations, restructuring costs, long-term bonuses, product warranties and legal claims are recognized when: the REC Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Assessment of fair value and likelihood is made at each reporting date. Provisions are measured at the management's best estimate of the expenditures expected to be required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material (see notes 4 and 20).

2.18 PENSION/POST RETIREMENT OBLIGATIONS

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity via the Statement of Recognized Income and Expense in the period in which they arise.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. A curtailment occurs when the Group either is demonstrably committed to make a material reduction in the number of employees covered by a plan; or amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

For defined contribution plans, the REC Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. When sufficient information is not available to use defined benefit accounting for a multi-employer plan that is a defined benefit plan, the plan is accounted for as if it were a defined contribution plan.

2.19 REVENUE RECOGNITION

Revenues are primarily generated from sale of goods: Polysilicon, Silane gas, Wafers, Ingots, Cells and Modules.

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates, discounts and expected returns.

Revenues are normally reported gross with a separate recording of expenses to vendors of products or services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. The REC Group's opinion is that it has no significant difficulties in deciding when delivery has occurred. Delivery is normally according to terms in the relevant contracts. When REC products are sold with a right of return for damaged goods, experience is used to estimate and provide for such returns at the time of sale.

When sub-contractors are used to perform parts of the production, eg wafer cutting or cell or module production, revenues are not recognized on the delivery to these sub-contractors as they are regarded as agents. Instead a cost for the production service is recognized at the time the revenue for sale to the customer is recognized.

The REC Group has some long-term contracts in different segments where sales prices and volumes are predetermined, with some adjusting mechanisms. The contracts are often take-or-pay contracts. The volumes and prices may vary between years, and some are declining over time and some increasing. The customer may also be able to choose various product types and qualities each period. The REC Group has determined that each year's prices and quantities are separate deliveries and revenues should be recognized according to the contract terms for the individual year.

Some products, primarily modules, are sold with product warranties. The expected warranty amounts are recognized as an expense at the time of sale, and are adjusted for subsequent changes in estimates or actual outcomes (see notes 4 and 20).

2.20 INTEREST AND DIVIDEND INCOME

Interest income is accrued on a time basis. Dividend income from

investments is recognized when the shareholders' rights to receive payment have been established, normally on the declaration date.

2.21 LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Other leases are classified as operating leases. The evaluation is based on the substance of the transaction. The criteria that primarily has been the decisive factor for the REC Group in concluding that a finance lease exists is when the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset at the inception of the lease.

According to IFRIC 4 *Determining whether an arrangement contains a lease* the REC Group may enter into an arrangement that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset; and (b) the arrangement conveys a right to use the asset (see note 4).

Assets held under finance leases are recognized as assets of the REC Group at their estimated fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The leased assets are depreciated over the shorter of the useful life of the asset or the lease term. The corresponding liability to the lessor is included in the balance sheet as an interest-bearing liability. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Initial direct costs in negotiating and securing a lease for the REC Group as the lessee are added to the amount recognized as an asset for a finance lease and recognized as an intangible asset for an operating lease.

Significant prepayments made in an operating lease for the REC Group as the lessee are amortized over the minimum lease term and included as a part of amortization in the income statement.

2.22 DIVIDEND DISTRIBUTION

Dividend distributions to the Company's shareholders are recognized as a liability in the REC Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.23 GOVERNMENT GRANTS

Government grants are recognized at their fair values when there is reasonable assurance that the grants will be received and the REC Group will comply with all attached conditions (see note 21). Government grants related to assets are presented in the balance sheet as a reduction to the carrying amount of the assets and reduce depreciation in the income statement. Government grants relating to income are deducted in reporting the related expenses.

2.24 NEW STANDARDS ETC.

(a) Standards, interpretations and amendments to published standards implemented in 2008

There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for 2008.

(b) Standards, interpretations and amendments to published standards that are not effective at December 31, 2008

Certain new standards, amendments and interpretations to existing standards have been published and shall be applied for periods beginning on or after January 1, 2009. The Group has not adopted these early.

(i) Those that may have an effect on the REC Group's Financial Statements in the future, based on facts and circumstances at December 31, 2008

IFRS 8 *Operating segments* (effective from January 1, 2009. Early adoption is possible). IFRS 8 requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. The proposals would therefore require explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the income statement and balance sheet. The REC Group anticipate that IFRS 8 will not have a material affect on REC Group's segment reporting, and will implement IFRS 8 at January 1, 2009.

Revised IAS 1 *Presentation of Financial Statements* (effective for annual periods beginning on or after January 1, 2009. Early adoption is possible). IAS 1 replaces IAS 1 *Presentation of Financial Statements* (revised in 2003) as amended in 2005. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The REC Group will implement IAS 1 at January 1, 2009 and has evaluated that the impact of IAS 1 is limited.

Revised IAS 23 *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009. Early adoption is possible). The revised IAS 23 removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. This change in IAS 23 will not constitute a change in accounting policy for the REC Group.

IFRIC 12 *Service Concession Arrangements* (effective for annual periods beginning on or after January 1, 2008. IFRIC 12 was not approved by the EU Commission as of March 23, 2009). IFRIC 12 provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. The REC Group has not identified any Service Concession in the past for which IFRIC 12 will change the accounting, but IFRIC 12 may be relevant for future periods.

Revised IFRS 3 *Business Combinations*. The IFRS replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 (as amended in 2008) is applied at the same time. The revised IFRS 3 was not approved by the EU Commission as of March 23, 2009. The objective of the IFRS is to enhance the relevance, reliability and comparability of the information that an entity provides in its financial statements about a business combination and its effects. It does that by establishing principles and requirements for how an acquirer:

- recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree;
- recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase;
- and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

The REC Group has not concluded on the potential impact of the revised IFRS 3 or whether the REC Group will implement the IFRS early.

Revised IAS 27 *Consolidated and Separate Financial Statements*. The amended standard must be applied for annual periods beginning on or after July 1, 2009. Earlier application is permitted. However, an entity must not apply the amendments for annual periods beginning before July 1, 2009 unless it also applies IFRS 3 (as revised in 2008). The revised IAS 27 was not approved by the EU Commission as of March 23, 2009. The objective of IAS 27 is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The standard specifies:

- the circumstances in which an entity must consolidate the financial statements of another entity (being a subsidiary);
- the accounting for changes in the level of ownership interest in a subsidiary;
- the accounting for the loss of control of a subsidiary; and
- the information that an entity must disclose to enable users of the financial statements to evaluate the nature of the relationship between the entity and its subsidiaries.

The REC Group has not concluded on the potential impact of the revised IAS 27 or whether the REC Group will implement the IAS early.

Improvements to IFRSs. The REC Group's evaluation is that the impacts of these improvements to IFRSs are limited for the REC Group, and primarily relate to classification of derivatives. The REC Group has classified all its derivatives as current. According to the amendments a financial asset or liability that is not held for trading purposes, such as a derivative that is not a financial guarantee contract or a designated hedging instrument, should be presented as current or non-current on the basis of its settlement date. This amendment shall apply for annual periods beginning on or after 1 January 2009. The REC Group will implement this amendment at January 1, 2009.

IFRIC 16 *Hedges of a Net Investment in a Foreign Operation*. The REC Group has not used hedge accounting for net investments to date and IFRIC 16 is not expected to affect accounting in previous periods for the REC Group. The interpretation is effective for annual periods beginning on or after October 1, 2008. Earlier application is permitted. It was not approved by the EU Commission as of March 23, 2009.

Eligible Hedged Items (an amendment to IAS 39 Financial Instruments: Recognition and Measurement). Entities are required to apply the amendment retrospectively for annual periods beginning on or after July 1, 2009, with earlier application permitted. It was not approved by the EU Commission as of March 23, 2009. The REC Group has evaluated that the amendment will not affect the REC Group's financial statements and has not decided if it will implement the amendments early.

(ii) Those that are not expected to affect the REC Group's financial statements compared to the accounting policies in place at December 31, 2008, including because they relate to issues that have not been relevant or significant for financial years up to, and including December 31, 2008, are

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements (as revised in 2007) and consequential amendments to IFRS 7 *Financial Instruments: Disclosures*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRIC 2 *Members' Shares in Co-operative Entities and Similar Instruments*. The amendments result from proposals that were contained in an exposure draft of proposed amendments to IAS 32 and IAS 1–*Financial Instruments Puttable at Fair Value and Obligations Arising on Liquidation* published in June 2006.

Amendments to IFRS 2 Share-based Payment. The amendments finalize the proposals that were contained in the exposure draft of proposed amendments to IFRS 2–*Vesting Conditions and Cancellations* published in February 2006.

IFRIC 11 *IFRS 2–Group and Treasury Share Transactions*. This Interpretation addresses two issues. The first is whether the following transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2: (a) an entity grants to its employees rights to equity instruments of the entity (eg share options), and either chooses or is required to buy equity instruments (ie treasury shares) from another party, to satisfy its obligations to its employees; and (b) an entity's employees are granted rights to equity instruments of the entity (eg share options), either by the entity itself or by its shareholders, and the shareholders of the entity provide the equity instruments needed.

IFRIC 13 *Customer Loyalty Programmes*. This Interpretation applies to customer loyalty award credits that, (a) an entity grants to its customers as part of a sales transaction, ie a sale of goods, rendering of services or use by a customer of entity assets; and

(b) subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services. The Interpretation addresses accounting by the entity that grants award credits to its customers.

IFRIC 14, IAS 19 *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.* The issues addressed in this interpretation are: (a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19, (b) how a minimum funding requirement might affect the availability of reductions in future contributions, (c) when a minimum funding requirement might give rise to a liability.

Amendments to IFRS 1 *First-time Adoption of International Financial Reporting Standards* and IAS 27 *Consolidated and Separate Financial Statements.*

IFRIC 15 *Agreements for the Construction of Real Estate.*

IFRIC 17 *Distributions of Non-cash Assets to Owners.*

3. FINANCIAL RISK MANAGEMENT

3.1 FINANCIAL RISK FACTORS

The REC Group's activities expose it to a variety of financial risks, like currency risk, interest-rate risk, liquidity risk and credit risk.

The REC Group finance policy gives guidance to handling these risk factors. This document, approved by the board, defines risk management objectives, responsibilities and operational requirements concerning liquidity management, currency hedging, capital structure, corporate funding, counterparty risk and commodity risk.

The finance policy aims at creating predictability and stability in operational cash flows and values, and preserving the carrying value of net investments, long-term receivables, deposits and borrowings. The policy sets the framework and limits for hedging activities in the REC Group in order to maintain a low to moderate financial risk profile. All hedging transactions are undertaken in order to reduce negative impacts of changes in financial markets on values and operational cash flow. The REC Group uses financial instruments to hedge net exposures arising from operational, financing and investment activities in accordance with the finance policy.

(a) Currency risk

The REC Group operates internationally and is exposed to currency risk, primarily to fluctuations in US Dollar (USD), Euro (EUR), Singapore Dollar (SGD) and Norwegian Krone (NOK), arising from commercial transactions in currencies other than the entities' functional currencies, recognized assets and liabilities, and net investments in foreign operations. REC strives to economically hedge risks related to currencies.

The REC Group's finance policy is to economically currency hedge at least 80 percent of expected future cash flows on a rolling 12 month basis. The policy defines coverage of the net exposure for a 48 month period, with gradually declining hedging coverage.

The REC Group focuses on achieving stability and predictability in operating cash flows, preserving the carrying value of net investments, and giving predictability of highly probable future payments for investments in foreign currencies (normally Board approved and for which the currency of the transaction can be determined).

Future cash flows are projected and netted. To manage currency risk arising from commercial transactions, REC entities mainly use various forward contracts or options. REC subsidiaries manage their currency risk by entering into foreign exchange contracts through REC ASA or by using embedded derivatives. REC ASA manages the currency risk on an overall REC Group level and establishes external foreign exchange rate contracts with banks. Hedge accounting according to IAS 39 *Financial Instruments* has been used for cash flow hedges of certain revenues and expenses of REC Wafer. In the fourth quarter of 2008, REC Wafer discontinued this hedge accounting. Currency hedging is also performed in other REC Group companies without hedge accounting. This primarily relates to REC ASA for foreign currency monetary items and REC ScanCell's net sales in EUR as long as REC ScanCell's functional currency was NOK. In 2008 and 2007, REC Wafer's hedges of future purchases in USD using embedded derivatives were not hedge accounted.

In order to achieve stability and predictability in operational cash flows and investments, the REC Group will consider whether hedge accounting under IAS 39 should be used for hedging of currency risk. To achieve IAS 39 hedge accounting there are extensive requirements for documentation, effectiveness testing, calculating fair values and ineffectiveness, conducting accounting entries, providing note disclosures etc. These requirements have a cost due to the resources needed in order to achieve and maintain IAS 39 hedge accounting. However, even though economic hedge is achieved, IAS 39 hedge accounting may not be achievable or only partially achievable in some cases.

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Currency developments will affect translation of profit and loss and balance sheet items of foreign entities, as well as other financial items in foreign currencies such as cash, receivables, debt and derivatives.

(b) Credit risk

REC has historically had limited losses on receivables. However, the financial turmoil during the second half of 2008 has reduced visibility for credit risks related to counterparties, including customers and banks. The REC Group has some concentrations of credit risk as it has a few large wholesale customers in the solar, silicon gases and electronic industry in Europe, USA and Asia. Policies are in place to ensure that sales of products are made to customers with an appropriate credit history in combination with requirements for various payment guarantees or prepayments and to some extent credit insurance. However, at December 31, 2008 REC Solar and Sovello experienced that some accounts receivables were not paid in due time. Most long term sales contracts in REC Silicon and REC Wafer are partially secured by bank guarantees from high-credit-quality banks (A or AA categories assigned by Standard & Poor's or Moody's) or prepayments. The credit risk of the customers and the banks providing guarantees are reviewed periodically. In total, the credit quality of trade receivables at December 31, 2008 and 2007 was regarded as good.

Intra group balances are eliminated on consolidation of subsidiaries. The REC Group proportionally consolidates 33.33 percent of Sovello, and consequently the REC Group has credit exposure related to loans, guarantees and undertakings provided for Sovello. Sovello's breach of financial covenants at December 31, 2008 and uncertainties related to Sovello's government grants, see note 29, implies increased credit risk and risk of need for additional funding of Sovello that may have a negative effect for the REC Group. The REC Group also has provided some loans to other external parties, including a vendor of REC Wafer. At December 31, 2008, the main parts of a convertible loan to CSG Solar AG was impaired, see note 25. The loan to the vendor of REC Wafer was made in connection with cost plus delivery agreements.

Derivative counterparties and deposits are limited to high-credit-quality financial institutions. For bank derivatives, the credit risk is limited to any positive market value. REC only enters into derivatives with a defined group of banks. The twenty banks participating with commitments in the 2008 credit facilities are in the defined group of banks. All the banks currently used as derivative counterparties have credit ratings in the A or AA categories assigned by Standard & Poor's or Moody's.

Any positive market values in embedded derivatives relate to contractually committed future sales of wafers. Parts of the long term contracts are secured by bank guarantees from high-credit-quality banks and/or prepayments.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and having availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the REC Group aims to maintain a high degree of financial flexibility by keeping sufficient cash and cash equivalents or committed credit facilities available. The REC Group entered into credit facility agreements in 2006 and 2008 (see note 17).

The NOK exchange rate affects the amounts in NOK available under the multi-currency credit facilities, see 3.3 below. The 20 banks participating with commitments in the 2008 credit facilities are responsible for their respective commitments. Even though the banks currently have credit ratings in the A or AA categories assigned by Standard & Poor's or Moody's, there is a risk that one or more banks may not provide the required funding to meet their commitments under the credit facilities. In that case the available funding secured by REC may be reduced.

REC's credit facilities include several financial covenants, see note 17. A potential non-compliance with covenants may eventually give the banks the right to terminate the credit facility agreements.

The same risk applies to Sovello's credit facilities with a syndicate of banks. See also note 17 regarding Sovello's breach of covenants at December 31, 2008. Sovello and the owners are in dialogue with the banks to repair the situation. This may have an impact on REC's obligations towards Sovello or its banks.

Any further Board approvals for new expansion projects will be conditional upon the REC Group having secured any required additional funding for such expansion projects.

(d) Interest rate risk

Changes in market interest rates affect the fair value of assets and liabilities or the cash flows. The REC Group is exposed to interest rate risk through funding and cash management activities. Interest bearing assets and liabilities primarily carry variable interest rates. The credit lines have interest rates with reference to LIBOR (three, six or 12 month at REC's option) for drawn amounts plus margins that varies according to predetermined financial ratios for net debt to EBITDA. Subsequent to the equity increase in May 2006, the REC Group has held interest-bearing assets primarily exposed to changes in NOK interest rates and to some extent USD interest rates (see note 30 for interest rate sensitivity). These interest-bearing assets have been reduced gradually during 2008. Borrowings through REC ASA are primarily exposed to changes in USD, EUR and NOK interest rates. In February 2009 REC ASA started drawing on a SGD credit line which carries a fixed interest rate. Borrowings of Sovello carry primarily EUR interest rates, that are fixed or for which interest rate swaps have been entered into for the purpose of converting the net exposure to fixed rate. Interest income and interest expense in the income statement, as well as interest receipts and payments, are influenced by interest rate changes for financial instruments that carry variable interest rates.

Interest hedging instruments may be used to control and minimize the company's interest cost within the framework defined in the

finance policy. Over time, the REC Group believes that its interest expenses will be minimized by mainly having a floating interest rate.

(e) Hedging of risk related to input factors

According to the finance policy, REC subsidiaries that have a high portion of total costs from a specific input factor shall hedge the risk of significant negative movements in prices. The extent of a significant negative movement is evaluated in each case considering the effect of price increases and price volatility for the relevant input factor on the operating results for the subsidiary. Price risk for the input factor should be hedged primarily through long-term contracts. Financial instruments may also be used for hedging significant changes in the price of important input factors. As of year-end 2008 and 2007, no such hedges have been conducted, except entering into some energy purchase contracts.

3.2 FAIR VALUE ESTIMATION

The only significant items that are recognized at fair value in the consolidated financial statements at, and for the years ending December 31, 2008 and 2007 are foreign exchange derivatives, including embedded derivatives. The fair values of foreign exchange derivatives (see note 11) are calculated based on traded currency rates at the reporting dates. Main value drivers are spot exchange rates and forward premium for standard periods based on interbank interest rates. For more complex instruments (flexible and participating forward contracts) the value drivers also include option volatilities and the calculation includes usage of commonly accepted valuation models.

The instruments have several input variables, and a valuation technique is needed. The valuation technique is to estimate the value of an opposite instrument traded at market rate at the balance sheet date that will close the original position. The differences in cash flows between the original instrument and the new instrument (based on market values) are discounted with market interest rates and the net present value is the estimated fair value. The option elements in the flexible and participating forward contracts are calculated using modified Black-Scholes option pricing models.

The fair value calculations were performed by independent banks. The fair values of embedded derivates are calculated based on value drivers and discount rates provided by independent banks. Fair values of embedded derivatives are calculated using estimated forward currency bid-rates at December 31. The bid rate takes into consideration normal credit risk of the counterparty to a bank, but does not take into consideration credit risk on REC's counterparties to the contracts (i.e. the customers).

The options on shares in Mainstream Energy are not fair valued due to the complexity of the structure, see note 8.

Estimated fair values of financial instruments are shown in note 30.

3.3. CAPITAL STRUCTURE

The REC Group is engaged in production of silane gas and polysilicon for the solar and electronic industry, wafers and ingots for solar applications, and manufacturing of solar cells and solar modules. In light of the REC Group's ambitions to have strong, profitable growth at least in line with the development of the PV industry, the REC Group needs to define an appropriate and sustainable capital structure as well as fund expected growth. In determining the appropriate capital structure for the REC Group, various factors have been considered. These include risks associated with the REC Group's business profile, the fact that the PV industry has high capital intensity, particularly upstream, and the expected unfavorable impact on the demand for REC Group's products and higher cost of capital from increased interest rates. Also, PV is a relatively new business with limited history and is still dependent on governmental incentives in various countries.

The finance policy states that the REC Group should strive to have sufficient equity capital at all times to implement the business strategies and have financial flexibility in relation to possible new investments and acquisitions. In addition, the REC Group should develop and maintain access to various sources of funding. Further, the REC Group should strive to have financial flexibility in relation to creditors and the capital markets. In order to support the REC Group's growth ambitions and have sufficient financial flexibility in relation to new investment opportunities, the REC Group should maintain a capital structure that has good headroom in relation to the financial covenants as defined in the NOK 5 425 million Multicurrency Term and Revolving Facilities Agreement dated March 23, 2006 (as amended and restated pursuant to an Amendment and Restatement Agreement), as well as the NOK 6 275 million Revolving Credit Facility and the SGD 1 050 million Guaranty Facility dated September 30, 2008.

Covenants vary between the different facilities, including covenants that require a maximum net debt to EBITDA (gearing ratio), a minimum ratio of EBITDA to net interest paid and a minimum equity ratio. The gearing ratio definition in the 2006 Facilities Agreement and the gearing ratio in the 2008 Facilities Agreement are not identically defined. In the 2008 Facilities Agreement, there will be no breach of the gearing ratio covenant if the gearing ratio exceeds 2.5 but not 3.0 for a maximum of two consecutive quarters during 2009 and/or 2010. The 2006 agreement uses EBITDA for the two preceding quarters and an estimate for the two coming quarters. The calculations exclude amounts from the proportionate consolidation of Sovello. See note 17 regarding Sovello's breach of financial covenants at December 31, 2008.

The REC Group may adjust the amount of dividend paid to shareholders, repurchase shares, issue new shares, sell assets, repay or issue debt in order to maintain or modify the capital structure. For 2008 and 2007 the Board of Directors recommended not paying dividends. In the current financial climate, the REC Group face challenges as do most other companies world wide relating to access to funding, which could make it difficult to fulfill the finance policy.

The debt facility signed in September 2008 has a borrowing amount limit defined in NOK even if the majority of this debt both will be drawn and serviced by other currencies (e.g. EUR and USD) to match investments made in these currencies. The NOK exchange rate affects the amounts available under the multi-currency credit facilities with borrowing amounts determined in NOK as REC mainly will borrow in USD and EUR. The current borrowing amounts under the credit facilities and loan may be insufficient to finance all of the ongoing expansions and some additional funding may be required in 2010.

During 2009 and 2010 expenditures on the project in Singapore and other expansion projects, including the construction of the fourth plant in the US, will increase the net debt in the REC Group. EBITDA will not increase correspondingly as EBITDA from these expansion projects are expected in later years. Currency effects may also contribute negatively on the net debt and consequently on the covenant calculations. If EBITDA should be weaker or net debt higher than currently forecasted during 2009 and 2010, REC may be in a situation where the net debt to EBITDA ratio is outside the covenant ratio under the credit facilities.

Neither REC ASA nor any of its subsidiaries are subject to other externally imposed capital requirements.

The table below shows the calculation of the gearing ratio (defined as in the 2008 Facilities Agreement). It also shows the interest cover ratio, and equity ratio at December 31

(NOK IN THOUSAND)	2008	2007[6]
Interest-bearing financial liabilities [1]	6 595 348	2 796 572
Cash and cash equivalents [2]	-496 819	-5 794 897
Net debt REC Group including Sovello [3]	6 098 529	-2 998 325
Of which Sovello net debt proportionally consolidated	661 083	351 415
Net debt excluding Sovello [3]	5 437 446	-3 349 740
EBITDA REC Group	3 278 853	3 172 272
Of which net effect of Sovello proportionally consolidated	120 485	56 514
EBITDA excluding Sovello	3 158 368	3 115 758
Total assets REC Group	30 208 864	17 945 337
Of which effect of Sovello proportionally consolidated	1 248 684	711 209
Total assets excluding Sovello	28 960 180	17 234 128
Total equity REC Group	16 512 400	11 757 060
Of which effect of Sovello proportionally consolidated	240 086	64 984
Total equity REC Group excluding Sovello	16 272 314	11 692 076
Net Debt to EBITDA [4] (Gearing ratio)	1.7	NA [3]
Equity ratio (Min 30%) [5]	56%	68%
Interest Cover ratio (Min 4.0) [5]	81/12	NA

[1] Excludes prepayments, see note 17.
[2] Excludes restricted bank accounts, see note 14.
[3] REC Group was in a net cash position at December 31, 2007.
[4] The calculation is based on the 2008 facility agreement which states that the gearing ratio may exceed 2.5 but not 3.0 for a maximum of two consecutive quarters during 2009 and/or 2010.
[5] Interest paid excludes Sovello and calculated interest on prepayments. For 2008, if payments of upfront loan fees are included, the ratio decreases from 81 to 12. REC Group had net interest income in 2007.
[6] Some amounts in the table have been changed compared to the Financial Statements for 2007.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

4.1 CRITICAL JUDGMENTS IN APPLYING THE REC GROUP'S ACCOUNTING POLICIES

Management's judgments having the most significant effect on amounts recognized in the financial statements are discussed below and in the relevant notes.

(a) Deferred tax on undistributed earnings

According to current regulations and tax treaty, withholding tax of 15 percent would apply on any dividends paid by the REC Group's operations in the US to the parent company in Norway. At the end of 2008, a tax on three percent of dividends received from shares covered by the Norwegian participation exemption rules was introduced. The effective tax rate on relevant dividends is thus below one percent. REC ASA controls the distribution of future dividends from the US operations, and has determined that those profits will not be distributed in the foreseeable future. Consequently, REC ASA has not recognized a deferred tax liability on these undistributed earnings. REC's understanding is that Group Contribution can be distributed within Norway without being taxed under the new rule mentioned above. If, at a later point in time these evaluations change or dividends are distributed under the current regulations and tax treaty, additional tax expense will be recognized in the relevant periods.

(b) Functional currencies

The REC Group's presentation currency and the parent company's (REC ASA's) functional currency is Norwegian Krone. The REC Group management has evaluated the functional currency of the different REC entities. For some entities the facts and circumstances are mixed and the conclusion is not readily apparent, as revenues and expenses currently are in several currencies and deliveries are made to several countries. Currently, pricing is determined by a significant demand for products in several markets and from government incentives. Government incentives and the relative attractiveness of selling to different countries change over time. Europe is currently, and in the foreseeable future, the main market for REC cell and module entities, and it has been determined that EUR is the functional currency for these. This implies that for some entities the functional currency will change compared to previous periods.

Functional currency affects the reporting of currency gains and losses and exchange differences as well as hedging strategies and effects. The evaluation of what is the functional currency for the separate entities may change over time if there are relevant and significant changes in facts or circumstances. A change in functional currency must be made prospectively from the date of the change.

(c) Development expenditures

The REC Group conducts numerous research and development activities and projects. Some costs incurred in the development phase of an intangible asset may be capitalized if the recognition criteria are fulfilled. Costs that at the time they are incurred do not fulfill the requirements are expensed and cannot be capitalized at a later stage. Consequently, there may be development costs that cannot be capitalized because the REC Group cannot demonstrate that all requirements are fulfilled at the relevant points in time. At year-end 2008 and 2007, most development costs have been expensed, except some costs relating to the Fluidized Bed Reactor (FBR) project in REC Silicon, subsequent to the decision in 2006 to build a new plant utilizing the FBR technology, and some furnace development activities in REC Wafer (see note 7).

(d) Business combinations; pre-existing contractual arrangements

At the time of the acquisition of ASiMI and SGS in 2005, the REC Group had pre-existing customer relationships with the acquired companies. There is no clear guidance in the current IFRS 3 *Business Combinations* on how a pre-existing customer relationship should be accounted for in a business combination. IFRS 3 requires that all assets and liabilities are valued on a market participant basis. This means that the basis of the valuation is the value to any acquirer (market participant), and should not take into account any specific assumptions relating to the actual buyer (entity specific). The REC Group has recognized the pre-existing customer relationship as an intangible asset (original fair value of approximately USD 15 million) and amortizes over the estimated remaining customer relationship period (10 - 16 years, see note 7). The REC Group has determined that there was no settlement gain or loss on the effective settlement of the pre-existing relationship.

(e) Leases

IFRIC 4 requires that the determination of whether an arrangement is or contains a lease should be based on the substance of the arrangement. If an arrangement contains a lease, the requirements of IAS 17 shall apply to the lease element of the arrangement. Other elements of the arrangement not within the scope of IAS 17 shall be accounted for in accordance with other standards.

Some arrangements in which the REC Group is a party include payments for the right to use the assets and payments for other elements in the arrangement (e.g. for output from a facility). The fair value of the assets, the lease and other elements in the arrangement may not be available for the REC Group, and the REC Group has to make its best estimate of these values. This may also affect the determination of whether the leases are finance or operating leases.

For the 2008 and 2007 note disclosures the future minimum payments for lease and other elements in some arrangements in REC Silicon have been reported as part of purchase commitments (see note 29). These contracts, as well as a similar but smaller agreement in REC Solar have been determined to contain operating leases. In 2006, REC Wafer began accounting for capacity contracts that were determined to contain leases and purchases of goods and services. The lease parts were for production facilities and equipment for recovery of exhausted slurry, and were in 2006 determined to contain operating and finance leases (see notes 7 and 29). At the end of 2007, REC Wafer entered into additional capacity contracts. The production facilities

were not completed at year-end 2007 and 2008, and the estimated total minimum payments for the lease and commodity output elements of the new contracts are reported as contractual commitments (see note 29). In 2007, REC Solar determined that a lease of a production building was a finance lease. The conclusions, balance sheet amounts and note disclosures were, among other things, affected by the REC Group's estimates of fair values.

4.2 KEY SOURCES OF ESTIMATION UNCERTAINTY - CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts included in or affecting the REC Group's financial statements and related disclosures must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A "critical accounting estimate" is one which is both important to the portrayal of the company's financial condition and results and requires management to make estimates about the effect of matters that are inherently uncertain, and which are subjective or complex. Management evaluates such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, utilizing trends and other methods considered reasonable in the particular circumstances, as well as forecasts as to how these might change in the future.

(a) Impairment

The REC Group tests annually whether goodwill or intangible assets not ready for their intended use, have suffered any impairment. Property, plant and equipment, other intangible and financial assets are tested for impairment when circumstances indicate there may be a potential impairment. Factors management considers important and which could trigger an impairment review include; significant fall in market values; a significant underperformance relative to historical or projected future operating results; significant changes in the use of the assets or the strategy for the overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use; significant negative industry or economic trends; and significant cost overruns in the development of assets.

The recoverable amounts of assets and cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in development and marketing of new products and services. Changes in circumstances and in management's evaluations and assumptions may give rise to impairment losses in the relevant periods. For the periods presented, no significant impairments on property, plant and equipment or intangible assets including goodwill have been recognized (see notes 6, 7 and 8).

Financial assets are also periodically reviewed for objective evidence of impairment. No significant impairments have been recognized in 2008 or 2007, see also notes 8 and 25 for impairment losses related to CSG Solar AG.

The current financial climate increases the risk that impairments may occur in future periods.

(b) Depreciation and amortization

Depreciation and amortization are based on management estimates of the future useful lives of property, plant and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions, expectations for replacements or disposal of assets and other factors. Technological developments are difficult to predict and the REC Group's views on the trends and pace of development may change over time. Management periodically reviews the expected future useful lives of property, plant and equipment and intangible assets taking into consideration the factors mentioned above and other important factors. In case of significant changes in estimated useful lives, depreciation and amortization charges are adjusted prospectively. In the case of replacements or disposals any remaining carrying value will be recognized to the income statement, net of any proceeds receivable.

(c) Business combinations, joint ventures and associated companies

The REC Group is required to allocate the purchase price of acquired companies, including joint ventures and associates, to the assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions. The acquired intangible assets recognized by the REC Group include customer relationships, order backlog, customer contracts (of which one is recognized as a liability, see note 20), developed technology and in-process research and development. The significant tangible assets primarily include processing property, plant and equipment. Critical estimates in the evaluations of useful lives for such assets include, but are not limited to; contract periods and expected developments in technology and markets. Critical estimates in valuing certain assets include, but are not limited to; future expected net cash flows for customer contracts and hypothetic patent licensing, and replacement costs for in-process research and development and property, plant and equipment. Management's estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

(d) Income taxes

The REC Group is subject to income taxes in several jurisdictions. Judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The REC Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such

differences will impact the income tax and deferred tax provisions in the period in which such determination is made. If the actual outcome differs from management's current estimates, REC Group will need to increase or decrease current and deferred tax assets or liabilities.

The REC Group companies perform significant transactions with each other and with other related parties. These are primarily sale of products to the next step in the production chain, and to some extent services for the benefit of the other party. The REC Group companies shall negotiate terms and conditions as between unrelated parties, including transfer prices. For some of the products there are limited directly comparable sales to external parties and the information on directly comparable transactions between external parties are limited. For some of the products, prices in the spot market and in long-term contracts are significantly different. In addition prices in long-term contracts vary significantly, among other things based on at which point in time the contracts were entered into and the length of the contracts. Tax authorities of the different countries may have different views on the transfer prices used with potential negative effects for the REC Group.

(e) Provisions
In connection with the sale of solar modules by REC ScanModule AB, a 5 year limited warranty that the product is free of defects in materials and workmanship, a 10 year limited warranty of 90 percent power output and a 25 year limited warranty of 80 percent of power output of the solar modules are provided. This is customary in the market for solar modules. The REC Group believes that the material in the solar modules made by REC ScanModule is capable of producing a relative steady output for a period of at least 25 years. However, neither the REC Group nor any of its competitors have a 25-year history. Management's estimates of warranty provisions take into consideration, among other things, limited experience for sales where a third party takes over the warranty liability and comparison to other companies. During 2007 and 2008, the REC Group has made further evaluations of the provisions. Tests related to the long-term power output part of the warranty have been promising, but not conclusive at year-end. At December 31, 2008 provision for REC ScanModule excluding specific events, amounted to 0.9 percent of accumulated sales, of which 0.8 percent related to power output. In addition other specific events have been identified, especially problems with junction boxes discovered at the end of 2008, see note 20.

REC Group's jointly controlled entity Sovello AG produces solar modules using a different technology and also provides warranties. During 2008, Sovello reduced its provisions for warranties.

Management believes that the assumptions are reasonable, but they are inherently uncertain and unpredictable and, as a result, future estimates and actual results may differ from the current estimates.

f) Pension costs, pension obligations and pension plan assets
The calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) is made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect the fair value of net pension liabilities. Changes are recognized in the financial statements with the effect to equity through the consolidated statement of recognized income and expense. Key assumptions and sensitivity analyses are outlined in note 19.

5. SEGMENT INFORMATION

The segment information presented shows the main components of the REC Group's business that is evaluated on a regular basis by management. Financial and operational information are prepared specifically for each segment for the purpose of assessing performance and allocating resources. Financial information is disclosed primarily on the same basis as presented internally. However, amounts for assets and liabilities and financial income and expenses are not shown per segment in the internal reporting.

The REC Group's primary format for reporting segment information is business segments. The REC Group's segments are managed separately and each segment represents a strategic business area that offers different products and serves different markets. The REC Group's segments are REC Silicon, REC Wafer and REC Solar. In addition, the REC Group reports "Other".

REC Silicon produces silane gas, solar grade polysilicon for the photovoltaic industry as well as electronic grade polysilicon for the electronic industry. REC Silicon is comprised of the operating companies REC Solar Grade Silicon LLC (SGS) and REC Advanced Silicon Materials LLC (ASiMI) located in the USA. Revenues are based on long term contracts for the electronic industry (primarily in Asia), while solar grade polysilicon is primarily sold internally to REC Wafer on long-term contracts based on arms-length terms, conditions and market expectations that existed at the time terms were fixed.

REC Wafer is comprised of multicrystalline wafer manufacturing in Glomfjord and Herøya (Norway) and monocrystalline ingots at a separate plant in Glomfjord. The main customers are currently located in Germany and Japan, while some is sold internally to REC Solar at arms-length prices. Revenues are based on multi-year contracts reducing volatility and securing a steady cash flow.

REC Solar is comprised of solar cells manufacturing in Narvik (Norway) and solar modules in Glava (Sweden). During 2008 the REC Group has established sales companies in Europe. Europe has been REC Solar's main market, with Germany as the largest. Revenues are based on short term contracts, and therefore influenced significantly by market price fluctuations.

Other consist of companies and activities that in themselves are not significant to be reported as separate segments. The main operating company is Sovello (33.33 percent owned). Sovello produces solar modules based on the Evergreen string-ribbon technology and is a joint venture between the REC Group, EverGreen Solar Inc. and Q-Cells AG. A second plant was constructed in 2007 and a third plant is under construction. Other also includes REC ASA with Group functions and activities (see separate financial statements) and REC Site Services Pte Ltd. REC Site Services was established as an organizational structure for on-site project management services in Singapore and will also own and operate some buildings and infrastructure.

Intercompany sales and transfers within the Group are based on arms-length prices. Intercompany service transactions are based on cost oriented prices.

Group contribution and dividends are not included in the profit and loss statements for the segments or Other. Segment revenues and expenses include transactions eliminated on consolidation. The large amounts for assets and liabilities in Other were due to Group internal receivables and payables. Investment in shares in subsidiaries and jointly controlled entities are not included in the balance sheets for the segments or Other.

Profit and loss for the year ended December 31, 2008

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Revenues – third parties	1 706 356	3 543 447	2 339 934	601 069	0	8 190 806
Revenues – REC Group	1 326 463	1 350 098	7 391	71 941	-2 755 893	0
Total revenues	3 032 819	4 893 545	2 347 325	673 010	-2 755 893	8 190 806
EBITDA	1 540 171	1 674 341	147 795	-13	-83 441	3 278 853
Depreciation, amortization and impairment	-196 846	-331 892	-168 908	-52 413	0	-750 059
EBIT*	1 343 325	1 342 449	-21 113	-52 426	-83 441	2 528 794
Associated companies	0	3 453	-4 150	-2 239	0	-2 936
Net currency gains/-losses	49	-57 517	-138 130	487 038	0	291 440
Gain/-losses derivatives	0	2 236 187	-361 237	-438 834	0	1 436 116
Other financial items	-135 638	-24 388	-96 730	602 090	-220 159	125 175
Profit/-loss before taxes	1 207 736	3 500 184	-621 360	595 629	-303 600	4 378 589

* The segment result is EBIT.

Profit and loss for the year ended December 31, 2007

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Revenues – third parties	1 317 869	3 836 453	1 116 254	371 467	0	6 642 043
Revenues – REC Group	1 177 950	523 103	49	28 265	-1 729 367	0
Total revenues	2 495 819	4 359 556	1 116 303	399 732	-1 729 367	6 642 043
EBITDA	1 347 080	1 813 037	170 654	-66 976	-91 523	3 172 272
Depreciation, amortization and impairment	-175 677	-274 095	-56 754	-78 055	0	-584 581
EBIT*	1 171 403	1 538 942	113 900	-145 031	-91 523	2 587 691
Associated companies	0	0	0	-45 465	0	-45 465
Net currency gains/-losses	-30	-9 046	4 676	-341 337	0	-345 737
Gain/-losses derivatives	0	-649 455	48 417	130 820	0	-470 218
Other financial items	-71 837	-17 882	-8 100	157 385	191 510	251 076
Profit/-loss before taxes	1 099 536	862 559	158 893	-243 628	99 987	1 977 347

* The segment result is EBIT.

Balance sheet and investments for the year ended December 31, 2008

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Goodwill	307 455	342 328	0	266 730	0	916 513
Other non current assets*	11 988 487	5 558 306	2 346 698	10 748 024	-8 596 839	22 044 676
Cash and cash equivalents	216 064	10 606	5 552	264 597	0	496 819
Other current assets	2 144 997	4 876 902	2 420 092	5 232 729	-7 964 292	6 710 428
Tax assets	4 203	13 873	181 537	6 304	-165 489	40 428
Total assets	14 661 206	10 802 015	4 953 879	16 518 384	-16 726 620	30 208 864
Other non-current liabilities	97 410	77 238	107 324	23 578	0	305 550
Non-current liabilities, interest bearing	9 869 099	47 864	217 852	4 380 571	-8 939 630	5 575 756
Other current liabilities	1 107 725	2 397 117	1 223 208	1 129 885	-897 993	4 959 942
Current liabilities, interest-bearing	189 742	3 775 262	3 051 800	1 413 639	-6 802 962	1 627 481
Tax liabilities	471 019	845 315	5 736	145 959	-240 294	1 227 735
Purchase of non current assets**	4 930 590	3 282 586	751 974	988 716	-44 373	9 909 493

* Excluding investments in shares in subsidiaries and joint ventures and deferred tax assets.

** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Balance sheet and investments for the year ended December 31, 2007

(NOK IN THOUSAND)	REC SILICON	REC WAFER	REC SOLAR	OTHER	ELIMINATIONS	TOTAL
Goodwill	237 700	342 325	4 181	215 250	0	799 456
Other non current assets*	4 937 441	2 811 509	984 375	3 215 997	-2 617 652	9 331 670
Cash and cash equivalents	111 285	10 345	3 800	5 669 467	0	5 794 897
Other current assets	527 080	977 252	412 767	1 424 788	-1 553 331	1 788 556
Tax assets	208	181 696	13 823	32 899	2 132	230 758
Total assets	5 813 714	4 323 127	1 418 946	10 558 401	-4 168 851	17 945 336
Other non-current liabilities	98 746	71 986	37 127	25 212	0	233 071
Non-current liabilities, interest bearing	3 324 189	60 299	227 795	1 631 066	-2 604 202	2 639 147
Other current liabilities	521 082	1 365 107	275 623	182 530	-302 994	2 041 348
Current liabilities, interest-bearing	1 533	651 237	452 418	458 863	-1 080 072	483 979
Tax liabilities	357 201	435 180	39 556	8 104	-49 308	790 733
Purchase of non current assets**	2 693 141	454 364	770 915	279 990	0	4 198 410

* Excluding investments in shares in subsidiaries and joint ventures and deferred tax assets.

** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Assets and investments by geographical location of the company for the year ended December 31, 2008

(NOK IN THOUSAND)	USA	SINGAPORE	NORWAY	OTHER	ELIMINATIONS	TOTAL
Goodwill	307 455	0	342 328	266 730	0	916 513
Other non current assets*	11 988 487	2 423 771	17 244 607	1 084 938	-10 697 127	22 044 676
Cash and cash equivalents	215 769	-1 501	239 108	42 732	711	496 819
Other current assets	2 144 988	2 294 503	9 188 704	1 351 529	-8 269 296	6 710 428
Tax assets	4 101	0	148 595	39 790	-152 058	40 428
Total assets	14 660 800	4 716 773	27 163 342	2 785 719	-19 117 770	30 208 864
Other non-current liabilities	97 410	0	135 246	82 024	-9 130	305 550
Non-current liabilities, interest bearing	9 869 099	0	4 465 808	189 688	-8 948 839	5 575 756
Other current liabilities	1 107 680	662 852	3 752 111	590 441	-1 153 142	4 959 942
Current liabilities, interest-bearing	188 697	0	7 091 910	1 149 836	-6 802 962	1 627 481
Tax liabilities	471 019	0	983 110	13 900	-240 294	1 227 735
Purchase of non current assets**	4 930 590	1 064 953	3 593 507	364 816	-44 373	9 909 493

* Excluding investments in shares in subsidiaries and joint ventures and deferred tax assets.

** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Assets and investments by geographical location of the company for the year ended December 31, 2007

(NOK IN THOUSAND)	USA	NORWAY	OTHER	ELIMINATIONS	TOTAL
Goodwill	237 700	346 409	215 347	0	799 456
Other non current assets*	4 937 441	6 677 658	719 670	-3 003 099	9 331 670
Cash and cash equivalents	111 061	5 580 411	103 425	0	5 794 897
Other current assets	527 081	2 467 283	430 577	-1 636 385	1 788 556
Tax assets	0	208 904	15 435	6 419	230 758
Total assets	5 813 283	15 280 665	1 484 357	-4 632 968	17 945 336
Other non-current liabilities	98 746	107 299	38 325	-11 299	233 071
Non-current liabilities, interest bearing	3 324 189	1 540 806	384 742	-2 610 590	2 639 147
Other current liabilities	521 040	1 637 034	257 609	-374 335	2 041 348
Current liabilities, interest-bearing	0	1 411 276	152 775	-1 080 072	483 979
Tax liabilities	357 142	462 299	20 600	-49 308	790 733
Purchase of non current assets**	2 693 141	1 156 966	348 303	0	4 198 410

* Excluding investments in shares in subsidiaries and joint ventures and deferred tax assets.

** Including property, plant and equipment, intangible assets, goodwill and acquired business.

Geographic distribution of external revenues based on customer location

(NOK IN THOUSAND)	2008	2007
Germany	3 150 482	2 298 933
Europe (excluding Germany)	1 542 946	1 233 140
USA	615 070	620 613
Japan	1 801 224	1 567 167
Asia (excluding Japan)	1 074 795	731 694
Other countries	6 288	190 496
Total revenues	8 190 806	6 642 043

Geographic distribution of external revenues based on company location

(NOK IN THOUSAND)	2008	2007
Norway	3 838 004	3 866 693
Sweden	2 041 410	1 081 274
USA	1 706 356	1 313 108
Other countries (inclusive Germany)	605 036	380 968
Total revenues	8 190 806	6 642 043

6. PROPERTY, PLANT AND EQUIPMENT

(NOK IN THOUSAND)	LAND AND BUILDINGS	MACHINERY AND EQUIPMENT	OTHER TANGIBLE FIXED ASSETS	ASSETS UNDER CONSTRUCTION	TOTAL
Carrying value at January 1, 2007	1 005 228	2 886 853	130 933	620 787	4 643 801
Translation differences	-56 963	-228 973	-11 668	-243 378	-540 982
Net additions*	435 284	910 414	22 511	2 662 217	4 030 426
Disposals	-666	-2 716	-2 104	0	-5 486
Depreciation	-51 488	-404 323	-26 186	0	-481 997
Impairment	-455	-9 613	-791	0	-10 859
Carrying value at December 31, 2007	1 330 940	3 151 642	112 695	3 039 626	7 634 903
At December 31, 2007					
Cost price	1 452 682	4 079 905	184 535	3 039 626	8 756 748
Accumulated depreciation/impairment	-121 742	-928 263	-71 840	0	-1 121 845
Carrying value at December 31, 2007	1 330 940	3 151 642	112 695	3 039 626	7 634 903
Carrying value at January 1, 2008	1 330 940	3 151 642	112 695	3 039 626	7 634 903
Translation differences	136 399	499 071	24 370	2 135 385	2 795 225
Net additions*	732 189	1 563 888	66 296	7 356 381	9 718 754
Disposals	0	94	-1 609	0	-1 515
Depreciation	-82 994	-567 151	-28 015	0	-678 160
Impairment	-264	-27 859	-3 424	0	-31 547
Carrying value at December 31, 2008	2 116 270	4 619 685	170 313	12 531 392	19 437 660
At December 31, 2008					
Cost price	2 332 988	6 194 591	282 570	12 531 392	21 341 541
Accumulated depreciation/impairment	-216 718	-1 574 906	-112 257	0	-1 903 881
Carrying value at December 31, 2008	2 116 270	4 619 685	170 313	12 531 392	19 437 660

*Net additions include transfers from assets under construction.

Estimated useful lives of assets included in the different classes are primarily in the range of: buildings 5-33 years; machinery and equipment 3-20 years and other tangible fixed assets 3-7 years. The effects of the annual analysis of the useful lives resulted in a minor change in depreciation for 2007 and 2008.

Finance leases at December 31

(NOK IN THOUSAND)	2008	2007
Cost – capitalized finance leases	333 135	333 068
Accumulated depreciation	-56 707	-26 335
Carrying value	276 428	306 733
Land and buildings	217 877	233 687
Machinery and equipment	58 310	70 170
Other	241	2 876
Carrying value	276 428	306 733

Finance leases at December 31, 2008 were primarily lease of production equipment for recovery of exhausted slurry for REC Wafer and the lease of a cell plant in REC ScanCell.

Slurry is the cutting fluid used when sawing silicon blocks into wafers. The plant is built adjacent to REC ScanWafer's plants at Herøya, Norway. The agreement is a capacity agreement where REC Wafer is expected to take all of the output of the plant (see note 29). The finance lease elements of the agreement are for the machinery and are fixed according to the total capital expenditure incurred and may increase for any further capital expenditure. The carrying value was NOK 58 million at December 31, 2008. The minimum contract term for the total contract was extended in 2007 and is until December 31, 2018, and shall be prolonged automatically for two-year periods unless

terminated by either party with twelve months notice. The assets under the financial lease are paid over seven years, and are depreciated over the shorter of estimated useful lives and the lease term.

The cell plant was completed at the end of 2007. The minimum contract term is until 2022. The lease agreement has a renewal option of two periods of five years each, and the lease agreement contains a purchase option in the third year. The carrying value was NOK 218 million at December 31, 2008.

7. INTANGIBLE ASSETS

(NOK IN THOUSAND)	GOODWILL	ASSETS UNDER CONSTRUCTION	CUSTOMER RELATIONSHIPS	OTHER	TOTAL
Carrying value at January 1, 2007	792 284	62 281	82 961	109 708	1 047 234
Translation differences	-42 833	-9 519	-10 730	-4 581	-67 663
Effect final PPA	50 005	0	0	0	50 005
Net additions*	0	317	0	67 459	67 776
Internal development	0	14 518	0	35 670	50 188
Disposals	0	0	0	0	0
Amortization	0	0	-6 060	-85 665	-91 725
Carrying value at December 31, 2007	799 456	67 597	66 171	122 591	1 055 815
At December 31, 2007					
Cost price	799 456	67 597	105 314	275 359	1 247 726
Accumulated amortization	0	0	-39 143	-152 768	-191 911
Carrying value at December 31, 2007	799 456	67 597	66 171	122 591	1 055 815
Carrying value at January 1, 2008	799 456	67 597	66 171	122 591	1 055 815
Translation differences	121 235	30 414	18 015	18 441	188 105
Net additions*	0	49 738	0	97 604	147 342
Internal development	0	43 397	0	0	43 397
Disposals	0	0	0	-946	-946
Amortization	0	0	-5 819	-30 355	-36 174
Impairment	-4 178	0	0	0	-4 178
Carrying value at December 31, 2008	916 513	191 146	78 367	207 334	1 393 360
At December 31, 2008					
Cost price	916 513	191 146	136 220	351 900	1 595 779
Accumulated amortization	0	0	-57 853	-144 566	-202 419
Carrying value at December 31, 2008	916 513	191 146	78 367	207 334	1 393 360

*Net additions include transfers from assets under construction.

Effect of final purchase price allocation (PPA) in 2007 was related to Sovello, see note 9.

The intangible assets included above have estimated finite useful lives, over which the assets are amortized on a straight-line basis. Intangible assets under construction are not ready for their intended use, and consequently amortization has not started. At December 31, 2008 and 2007, assets under construction related primarily to the Fluid Bed Reactor technology in REC SGS. Other assets under construction include REC ASA's technology agreement with SiGen and furnace technology in REC ScanWafer. Customer relationships are amortized over the expected customer relationship period. At December 31, 2008 and 2007, customer relationships were primarily related to pre-existing relationships at the time of acquisition of ASiMI and SGS, and are amortized over a period of 10 to 16 years. Negative value of a delivery contract is reported as a liability, see note 20. Other intangible assets at December 31, 2008 were primarily related to furnace technology in REC Wafer (10 years) and software (3-8 years). Silane technology in REC Silicon was fully amortized during 2008. Order backlog in Sovello was fully amortized during 2007.

Impairment test goodwill

Goodwill is allocated to the cash-generating units or groups of cash-generating units at December 31 as follows.

00079

Carrying amounts of goodwill at December 31

(NOK IN THOUSAND)	2008	2007
REC Silicon (segment)	307 457	237 702
REC ScanWafer AS	330 001	330 001
REC SiTech AS	12 324	12 324
REC Solar (segment)	0	4 179
Sovello AG	266 730	215 250
Total REC Group	916 513	799 456

The changes in the carrying amounts of goodwill during 2008 were primarily due to translation differences and impairments in the REC Solar segment.

Recoverable amounts for the cash-generating units (group of units) are based on value in use. Value in use has been estimated by discounted cash flows. Business plans approved by the management have been used in the calculation. EBITDA less capital expenditure and change in working capital has been used as estimates of cash flows.

To the best of management's judgment, the cash flows do not include effects from expansion and enhancement investments that are not committed and where construction has not started. Cash flows and discount rates are pre-tax.

The business plan period used is four years, except for Sovello for which different scenarios have been used. Much of the sales for the coming years are already contracted for REC Silicon and REC ScanWafer. At year-end 2008, the first years of the cash flow estimates for REC Silicon, REC ScanWafer and REC SiTech include significant capital expenditure compared to these companies' size. Despite this, the discounted cash flow estimates for the business plan period are close to the carrying amounts of these entities.

To arrive at the estimated recoverable amount, the REC Group uses an estimated stable cash flow and a growth rate factor to estimate a terminal value. A growth rate factor of zero has been used in the calculations at December 31, 2008, which is the same as for 2007. This is below the average expected growth rate for the photovoltaic (PV) industry. Growth rates used for the industry take into consideration effects of future technology improvements etc. that cannot be included the same way in the impairment test. However, REC's major committed improvements related to the new FBR technology and debottlenecking in REC Silicon and new wafer plants at Herøya and Glomfjord are included and have affected the business plan period as the construction and work is in progress. The lower growth rate also reflects that prices are expected to decline until grid parity is reached. At the same time it is expected that cost savings will be realized through the value chain, among other things due to these price reductions.

Key assumptions are defined as those to which the units' (group of units') recoverable amounts are most sensitive. Based on the analysis performed, the management's opinion is that except for Sovello there are no individual key assumptions at December 31, 2008 or 2007, for which the recoverable amounts are sensitive when comparing to the carrying amounts. Generally, in the current situation the PV industry is dependent on government incentives to the end users and is also affected by market interest rates and availability of capital. Critical factors and key assumptions would be development in prices and cost reductions over time to be competitive to other sources of energy. Prices are expected to decrease until grid parity is reached. Cost reduction depends on further technological developments and future investments. Future cash flows that relate to assets under construction are sensitive to successful completion according to plan and budget as well as successful implementation of technological innovations embedded in these assets.

The value in use calculation of Sovello has been compared to external valuations received in September 2008, adjusted for significant decrease in market values up to year-end due to the financial turmoil. The estimated fair value of Sovello has under certain value in use scenarios been estimated at 5-30 percent above the carrying value. The value in use calculation has incorporated significant price reductions without corresponding cost reductions. The largest risk related to the values of Sovello is the further financing of its operations. Development in sales prices, discount rates and receiving payments of anticipated government grants are also important for the discounted cash flows. Assuming further financing of its operations, events that could lead to impairment include: not receiving payments of government grants, increase in the discount rate from eight percent to above ten percent and an additional price reduction in the terminal year of five percent without being able to reduce costs.

The discount rates are based on Weighted Average Cost of Capital (WACC). The cost of a company's market value of debt and equity capital, weighted accordingly to reflect its capital structure, gives its WACC. The WACC rates used to discount future cash flows are based on ten years risk free rates in the relevant markets and take into account the debt premium, market risk premium, gearing and asset beta. In 2007 the REC Group was in a net cash position and during 2008 the REC Group turned into a net debt position due to large expansion projects. The factors used to calculate WACC could change over time. For 2008, the WACC for the US operations (REC Silicon) is estimated to 7.7 percent, a decrease of approximately two percentage points from 2007. The change is primarily due to increased debt ratio and reduced risk free rate, partially offset by increase in asset beta. In the German market (Sovello) the WACC is estimated to eight percent, a reduction from 2007 by approximately 1.6 percentage points, primarily due to increased debt ratio. Reduced risk free rate has been offset by increase in asset beta. For Norway the WACC is estimated to 9.6 percent, a decrease of approximately 0.4 percentage points from 2007. The change is primarily due to increased debt ratio and reduced risk free rate, partially offset by increase in asset beta.

8. INVESTMENTS IN ASSOCIATES

(NOK IN THOUSAND)	2008	2007
At January 1	8 548	52 658
Share of loss in associates	-2 936	-26 552
Impairment	0	-18 913
Total loss and impairment	-2 936	-45 465
Investment in associates	207 131	3 309
Transferred from shares	540	0
Transferred to shares	-6 399	0
Exchange differences	80 903	-1 954
At December 31	287 787	8 548

Share of loss is after tax and minority interest of associates, including fair value adjustments. In 2007 this refers to CSG Solar AG. In April 2008, REC Solar acquired a 20 percent ownership interest/voting right in Mainstream Energy Inc. located in California, USA. The investment supports REC's ambition to take an active role in the building of robust and scalable market channels, and marks the entry in the increasingly important US market. Mainstream Energy conducts its operations through AEE Solar Inc., which is one of the largest distributors of renewable energy systems and equipment in the USA, and the large PV system integrator REC Solar Inc. (not to be confused with REC's business segment REC Solar). The initial purchase price allocation, which was performed by independent financial experts, has been determined as provisional pending the completion of the final valuation of the fair values of assets acquired and liabilities assumed including evaluation of the accounting treatment/valuation of call and put options on additional shares in Mainstream Energy. The preliminary cost price for the acquisition of 20 percent ownership was NOK 207 million, consisting of estimated fair value of net assets of NOK 42 million and goodwill of NOK 165 million. Under the agreement between REC and the other shareholders of Mainstream Energy, REC can increase its shareholding to a majority position through options that can be exercised over the next 3 years. The specific terms and conditions in any subsequent transactions are dependent on the future performance of Mainstream Energy. See also note 30.

The REC Group owns shares in Si Pro AS and Meløy Bedriftsservice AS, both located at Glomfjord (Norway). REC is a major customer of these companies. Previously these companies were reported as shares available for sale. In 2008, REC has determined that it has significant influence over these companies, and they are consequently accounted for using the equity method. The ownership interest/voting rights for Si Pro AS is 18 percent and Meløy Bedriftsservice AS 20 percent.

The REC Group reduced its ownership in CSG Solar AG from 21.7 to 7.5 percent during 2008. For more information see note 10.

The REC Group's share of figures for the associates at December 31, 2008 (including fair value adjustments and goodwill)

	ASSETS	LIABILITIES	REVENUES	LOSS
Total	334 035	46 247	184 616	-2 936

9. JOINTLY CONTROLLED ENTITIES

SOVELLO AG (FORMERLY EVERQ GMBH)

Effective from December 19, 2006, the REC Group increased its ownership in Sovello from 15 percent to 33.33 percent. From this date, Sovello became a jointly controlled entity of the REC Group and is proportionately consolidated in the consolidated financial statements of the REC Group.

The purchase price allocation was finalized at December 14, 2007. After discussions between the ventures the total cost price for REC for the acquisition of the additional 18.33 percent share was NOK 384 million, of which NOK 303 million was paid in cash in 2006 and the remaining in 2007. The effect of the final purchase price allocation was an increase in cost price of NOK 79 million that was allocated as increased cash and cash equivalents of NOK 52 million, increased goodwill of NOK 50 million and increased values of net assets recognized to equity of NOK 23 million.

Sovello was founded in December 2004 and manufactures solar modules based on String Ribbon Technology. Sovello is based in Thalheim, Germany. Sovello's first factory started production mid 2006, and the second factory started production in the first quarter of 2007. A third factory is under construction and is planned to start production in the first half of 2009.

Sovello has been the REC Group's only jointly controlled entity in 2008 and 2007. Sovello's total assets were less than six percent of REC Group's total assets at December 31, 2008 and profit for 2008 constituted less than two percent. Because Sovello is proportionately consolidated, the company has been mentioned in several notes due to facts and circumstances at December 31, 2008 and 2007, despite its limited effect on the REC Group.

For more information regarding Sovello see notes 17, 29 and 31.

Details at the time of acquisition taking into account the final purchase price allocation

(NOK IN THOUSAND)	
Cost price acquisition from 15% to 33.33%	383 509
Carrying value of the initial 15% shareholding	37 114
Increased values of net assets recorded to equity	100 227
Total (33.33%)	520 850
Estimated fair value of net assets (33.33%)	301 299
Goodwill	219 551

The goodwill arising from the acquisition of Sovello is related to the anticipated profitability of its operations and technology hedge for the REC Group. Estimated fair value of net assets included estimated intangible assets of NOK 57 million, primarily related to order backlog that was fully amortized during 2007.

The amounts in the tables below represent REC Group's 33.33 percent share of Sovello that was included in the income statements, cash flow statements and balance sheet items. The amounts include goodwill and fair value adjustments.

Balance sheet items

(NOK IN THOUSAND)	2008	2007
Ownership at December 31	33.33%	33.33%
Non-current assets (incl. goodwill)	1 091 011	767 177
Current assets	578 296	364 655
Total assets	1 669 307	1 131 832
Non-current liabilities	186 498	390 193
Current liabilities	818 854	250 303
Total liabilities	1 005 352	640 496

Profit and loss

(NOK IN THOUSAND)	2008	2007
Ownership in the period	33.33%	33.33%
Revenues	601 064	371 413
Expenses	-519 681	-389 936
Net financial items	-18 576	-15 499
Income taxes	-14 825	12 990
Profit/-loss after income tax	47 982	-21 032

Cash flow

(NOK IN THOUSAND)	2008	2007
Ownership in the period	33.33%	33.33%
Net cash flow from operating activities	-62 920	-30 545
Net cash flow from investing activities	-164 936	-368 147
Net cash flow from financing activities	156 501	380 146
Net cash flow in the period	-71 355	-18 546
Cash and cash equivalents at January 1	99 672	122 194
Foreign currency effect on cash and cash equivalents	9 584	-3 976
Cash and cash equivalents at December 31	37 901	99 672

Net cash payment

(NOK IN THOUSAND)	2007
Payment for the increase in share from 15% to 33.33% paid in cash	-80 665
Cash and cash equivalents acquired*	52 296
Acquisition of joint venture, net of cash acquired	-28 369

* The amount represents the REC Group's 33.33 percent share of equity paid to Sovello in connection with the final purchase price allocation in 2007.

10. INVESTMENTS IN SHARES

(NOK IN THOUSAND)	2008	2007
At January 1	1 237	1 126
Transferred to associated companies [1]	-540	0
Additions	3 336	111
Transferred from associated companies [2]	6 399	0
Impairment	-8 126	0
At December 31	2 306	1 237

[1] The investments in Si Pro AS and Meløy Bedriftsservice AS were transferred to associated companies in 2008.

[2] The investment in CSG Solar AG was reduced in February 2008 from 21.7 percent to 8.7 percent. At December 31, 2008 REC ASA's shareholding was 7.5 percent. REC has made an evaluation of impairment and this resulted in an impairment of shares and the loan provided to CSG Solar AG, see note 25.

11. DERIVATIVE FINANCIAL INSTRUMENTS

Fair values and carrying amounts at December 31

	2008		2007	
(NOK IN THOUSAND)	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Foreign exchange forward contracts	69 359	1 895 363	92 918	92 070
Embedded foreign exchange forward contracts	2 732 438	3 196	0	613 855
Sovello's derivatives	8 552	3 768	0	438
Total	2 810 349	1 902 327	92 918	706 363
- of which designated as hedging instruments*	0	685 149	15 183	51 649

* Including any ineffective part and changes in fair value subsequent to revoking of the hedge designation in the fourth quarter of 2008, see below. See the consolidated statement of recognized income and expense for the part recognized to equity.

REC uses financial derivatives to reduce interest rate and currency risk exposure. The REC Group manages the hedging of net cash flows exposed to foreign exchange rate risk as a portfolio on the basis of anticipated future cash flows. Sovello uses interest rate swaps to convert floating interest rate to fixed interest rate. See also note 3 for information on the REC Group's general policy for covering of currency risk and interest rate risk.

Contractual cash flows in foreign exchange forward contracts at December 31, 2008

		2009		2010			2011	2012
(CURRENCY IN THOUSAND)		FX FLEX FORW	FX FORWARD	CC SWAP	FX FLEX FORW	FX FORWARD	FX FORWARD	FX FORWARD
BOUGHT CURRENCY	GBPNOK	2 232	0	0	0	0	0	0
	SGDUSD	0	200 000	0	0	0	0	0
	CHFNOK	13 290	0	0	0	0	0	0
SOLD CURRENCY	EURUSD	0	-10 000	0	0	0	0	0
	EURNOK	-203 000	-320 000	0	-180 000	-93 000	-32 000	-20 000
	USDNOK	0	-220 000	-334 000	0	-91 000	-260 000	-112 000

Contractual cash flows in foreign exchange forward contracts at December 31, 2007

		2008		2009	2010
(CURRENCY IN THOUSAND)		FX FLEX FORW	FX FORWARD	FX FLEX FORW	FX FLEX FORW
BOUGHT CURRENCY	GBPNOK	6 059	0	1 532	0
	CHFNOK	57 032	170	9 400	0
	USDNOK	116 540	0	0	0
	EURNOK	10 559	7 900	2 891	0
SOLD CURRENCY	EURNOK	-340 840	-25 960	-206 000	-180 000
	USDNOK	-100 000	-133 000	0	0

The tables above show contractual currency amounts for the different type of instruments, per year. Positive amounts are the first currency mentioned bought forward with payment of the second currency. Negative amounts are the first currency mentioned sold forward with receipt of the second currency. FX Forward is an outright foreign exchange forward contract. FX Flex Forw (foreign exchange flexible forward) is forward currency contracts with an option element. CC Swap (cross currency interest rate swap) consists of an exchange of two currency principal amounts. The tenor amount is included in the table. In addition, REC pays USD floating interest rate and receives NOK floating interest rate. This is matching internal loans provided to the US subsidiary REC SGS.

Fair value of exchange forward contracts at December 31, 2008

		2009		2010			2011	2012
(NOK IN THOUSAND)		FX FLEX FORW	FX FORWARD	CC SWAP	FX FLEX FORW	FX FORWARD	FX FORWARD	FX FORWARD
BOUGHT CURRENCY	GBPNOK	-3 987	0	0	0	0	0	0
	SGDUSD	0	27 497	0	0	0	0	0
	CHFNOK	21 102	0	0	0	0	0	0
SOLD CURRENCY	EURUSD	0	325	0	0	0	0	0
	EURNOK	-359 661	-305 453	0	-315 857	-64 133	-19 897	-11 481
	USDNOK	0	-181 286	-615 141	0	-1 927	14 598	-10 704
Total		-342 546	-458 916	-615 141	-315 857	-66 060	-5 299	-22 185

The table above shows a specification of fair values, equaling carrying amounts, at December 31, 2008 of derivatives distributed by type of instrument, year of maturity and currency.

Embedded foreign exchange forward contracts at December 31, 2008

CONTRACTUAL CASH FLOWS (USD IN THOUSAND)	TOTAL	2009	2010	2011	2012	LATER
Total contract value*	2 889 752	273 002	428 643	603 785	510 411	1 073 911

Embedded foreign exchange forward contracts at December 31, 2007

CONTRACTUAL CASH FLOWS (USD IN THOUSAND)	TOTAL	2008	2009	2010	2011	LATER
Total contract value*	1 613 045	109 609	250 613	284 705	317 218	650 900

* Represents the estimated total contract values for sales of wafers in USD to customers that do not have USD as their functional currency.

REC Wafer has entered into sales contracts in USD which are not in the functional currency of either of the contracting parties. For accounting purposes this shall be reported as if the commodity sales contracts were in NOK and forward purchases of USD shall be separated and fair valued (embedded derivatives) with changes in fair values recognized to profit or loss. This accounting treatment has no cash flow effect. The reason for entering into the sales contracts in USD was to provide economic hedges of future purchases of polysilicon in USD in line with REC's finance policy.

Sovello's derivatives at December 31, 2008

CONTRACTUAL CASH FLOWS (CURRENCY IN THOUSAND)	TOTAL	2009	2010
EUR floating to fixed interest rate swap contracts (net cash outflow)	-411	-330	-81
USDEUR Foreign exchange forward contracts (sale of USD)	-13 333	-13 333	0

Sovello's derivatives at December 31, 2007

CONTRACTUAL CASH FLOWS (CURRENCY IN THOUSAND)	TOTAL	2008	2009	2010
EUR floating to fixed interest rate swap contracts (net cash outflow)	-486	-332	-98	-56

* REC's 33.3 percent share of Sovello.

HEDGING ACTIVITIES

Cash Flow Hedging

REC Wafer used hedge accounting for the year ended December 31, 2007 and up to the fourth quarter of 2008 for parts of its cash flow hedging activities, primarily related to currency hedge of purchase of polysilicon in USD and sale of wafers in EUR. In the fourth quarter of 2008, REC Wafer discontinued its hedge accounting, and at year-end 2008 REC ASA and its subsidiaries had no hedge accounting. However, amounts previously recognized in equity remain in equity until the forecasted transactions occur. Sovello had some hedge accounting related to interest rate swaps.

The ineffectiveness recognized in the income statement that arises from cash flow hedges was a loss of NOK 76 million in 2008 and a loss of NOK 27 million in 2007.

For the currency hedges at December 31, 2008, the cash flows are expected to occur

	CARRYING AMOUNTS	EXPECTED CASH FLOW PROFILE AT DEC. 31, 2008 (IN NOK THOUSAND EQUIVALENTS)		
(NOK IN THOUSAND)	2008	TOTAL	2009	2010
Currency exchange contracts (forward sales) [1]	-681 381	-3 118 880	-1 664 480	-1 454 400
Interest rate swaps [2]	-3 768	-4 056	-3 254	-802
Total [3]	-685 149	-3 122 936	-1 667 734	-1 455 202

[1] Sale of EUR and receive NOK. The designation was revoked in the fourth quarter of 2008. The cumulative gains on the hedging instruments remains recognized directly in equity from the period when the hedge was effective until the forecast transaction occurs or is no longer expected to occur. The amount recognized in equity at December 31, 2008 was a gain of NOK 38 million.

[2] Sovello - pay fixed and receive floating interest.

[3] The cumulative amount recognized in equity at December 31, 2008 was a gain of NOK 34 million.

For the currency hedges at December 31, 2007, the cash flows are expected to occur

	CARRYING AMOUNTS	EXPECTED CASH FLOW PROFILE AT DEC. 31, 2007 (IN NOK THOUSAND EQUIVALENTS)			
(NOK IN THOUSAND)	2007	TOTAL	2008	2009	2010
Currency exchange contracts (forward sales) [1]	5 385	-4 558 877	-1 439 997	-1 664 480	-1 454 400
Currency exchange contracts (forward purchase) [2]	-41 413	406 990	406 990	0	0
Interest rate swaps	-438	3 865	2 639	777	449
Total [3]	-36 466	-4 148 022	-1 030 368	-1 663 703	-1 453 951

[1] Sale of EUR and receive NOK.

[2] Purchase of USD and pay NOK.

[3] The cumulative amount recognized in equity at December 31, 2007 was a loss of NOK 22 million.

The cash flows are expected to affect profit or loss in the same periods as they occur. There are no forecasted cash flow transactions for which hedge accounting was used in 2008 and 2007 which are no longer expected to occur.

12. TRADE AND OTHER RECEIVABLES

(NOK IN THOUSAND)	2008	2007
Trade receivables	1 153 823	694 088
Less provision for impairment of trade receivables	-4 330	-250
Trade receivables - net	1 149 493	693 838
Prepayments	101 387	44 823
Other receivables	968 640	281 141
Total	2 219 520	1 019 802

The REC Group had minimal losses on receivables.
For more information see notes 3 and 31.

13. INVENTORIES

(NOK IN THOUSAND)	2008	2007
Raw materials etc	1 121 609	482 463
Work in progress	178 084	95 376
Finished goods	380 734	83 496
Reserve for obsolescence	-10 542	-6 170
Total	1 669 885	665 165

14. CASH AND CASH EQUIVALENTS AND RESTRICTED BANK ACCOUNTS

(NOK IN THOUSAND)	2008	2007
Bank deposits	496 802	2 072 410
Money Market Funds	17	3 722 487
Total cash and cash equivalents	496 819	5 794 897

The Money Market Funds were gradually reduced during 2008 due to the significant capital expenditure for expansion projects.

The REC Group uses a multi currency Nordea Bank cash pool for the Nordic entities and a DnB NOR Bank cash pool for other REC entities operating internationally. Under these agreements REC ASA is the Group account holder, whereas certain other REC companies are sub-account holders or participants (group account systems). The banks can offset overdrafts against deposits, so that the net position represents the net balance between the bank and REC ASA. The cash pools include overdraft facilities of in total NOK 350 million at December 31, 2008 (NOK 260 million at December 31, 2007). Net deposits in the cash pool were NOK 226 million and NOK 208 million at December 31, 2008 and 2007, respectively.

The REC Group has purchased a bank guarantee in the favor of Bærum Municipality covering employees' tax deductions in REC ASA, REC Solar AS, REC ScanWafer, REC SiTech and REC ScanCell. At the end of 2008 and 2007, the guarantee amount was NOK 34 million.

In the agreement with Komatsu America Corporation (Komatsu, see note 17) there are various provisions that are intended to protect Komatsu's retained interest in ASiMI. Among other things, the agreement prohibits ASiMI and REC Silicon Inc. from pooling funds with those of any other person or entity. At December 31, 2008, such bank deposits were in total NOK 216 million (2007: NOK 111 million), in addition to restricted bank accounts of NOK 126 million (2007: NOK 361 million). These funds were not generally available for the REC Group as a whole. At December 31, 2008 and 2007 cash and cash equivalents of Sovello were NOK 38 million and NOK 100 million, respectively (REC's 33.33 percent share).

Restricted bank accounts (not included in cash and cash equivalents)

(NOK IN THOUSAND)	2008	2007
Current	10 674	20 671
Non-current	115 517	340 774
Total restricted bank accounts	126 191	361 445

Total restricted bank accounts at December 31, 2008 related to a cash deposit of REC Silicon that has been pledged for certain property tax payment obligations, see note 29. The corresponding amount at December 31, 2007 was NOK 109 million.

REC Silicon received prepayments of USD 87 million in May 2007 from Sovello related to a long-term polysilicon delivery agreement. Of this amount, USD 45 million plus accumulated interest was at December 31, 2007 held in an escrow account and restricted from general use by the REC Group. The amounts were to be released according to deliveries of polysilicon, expected to start at the end of 2008. At the end of 2008, USD 12.4 million of this prepayment was repaid to Sovello, and the remaining cash balance was released for general use by REC Silicon and will count as part prepayment of the volumes to be shipped in 2009.

15. EQUITY AND SHAREHOLDER INFORMATION

	ATTRIBUTABLE TO EQUITY HOLDERS OF REC ASA									
(NOK IN THOUSAND)	SHARE CAPITAL	TREASURY SHARES	SHARE PREMIUM	OTHER PAID IN CAPITAL	TOTAL PAID IN CAPITAL	OTHER EQUITY	RECOGNIZED INCOME & EXPENSE	TOTAL	MINORITY INTEREST	TOTAL EQUITY
At January 1, 2007	494 326	0	8 266 689	283 056	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-11	0	-905	0	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	0	0	0	0	461	461
Total recognized income and expense	0	0	0	0	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	494 315	0	8 265 785	283 056	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058
Share option plan	0	0	0	0	0	3 533	0	3 533	0	3 533
Treasury shares	0	-2	0	0	-2	0	0	-2	0	-2
Total recognized income and expense	0	0	0	0	0	0	4 751 846	4 751 846	-37	4 751 809
At December 31, 2008	494 315	-2	8 265 785	283 056	9 043 154	1 074 643	6 394 295	16 512 090	309	16 512 400

At December 31, 2008, the REC Group had 23 700 shareholders. The total number of outstanding shares at December 31, 2008 and December 31, 2007 was 494 314 725 each with a par value of NOK 1.

The following shareholders had one percent or more of the total outstanding shares in REC ASA at December 31

	2008		2007	
NAME OF SHAREHOLDERS	NO OF SHARES	OWNERSHIP	NO OF SHARES	OWNERSHIP
Elkem AS	115 935 300	23.45%	115 935 300	23.45%
Q-Cells AG	84 956 767	17.19%	84 956 767	17.19%
Orkla ASA	80 489 700	16.28%	80 489 700	16.28%
Hafslund Venture AS	70 411 520	14.24%	70 411 520	14.24%
Folketrygdfondet	11 508 650	2.33%	0	0.00%
Citibank N.A. New York branch	5 120 000	1.04%	0	0.00%
Clearstream Banking S.A.	4 132 966	0.84%	2 384 568	0.48%
State Street Bank and Trust Co.	3 266 043	0.66%	24 399 083	4.94%
Sumitomo Corporation	3 062 000	0.62%	5 139 000	1.04%
Brown Brothers Harriman & Co.	0	0.00%	8 205 875	1.66%

At the Annual General Meeting (AGM) held on May 19, 2008 the Board was granted the authority to increase the share capital by a maximum of 49,000,000 shares in one or more issuances and at a subscription price per share to be fixed by the Board in connection with each issuance. The authority is valid until the next AGM, but in any case maximum 15 months. At the AGM held on May 19, 2008 the Board was authorized to repurchase up to ten percent of the face value of the Company's share capital at a price per share of between NOK 10 and NOK 500. This authorization is valid for 18 months from the date of the AGM or until it is rescinded by a resolution of a subsequent AGM.

16. COMPENSATION TO THE MANAGEMENT AND BOARD, LOANS AND SHAREHOLDINGS

According to the Norwegian Public Limited Companies Act § 6 -16a, the Board of Directors shall establish a specific declaration regarding determination of salary and other compensation to leading employees. Also, according to the Norwegian Public Limited Company Act § 5-6 (3), an advisory voting on the Board of Director's guidelines for determining executives' compensation for the upcoming fiscal year shall be held at the General Meeting. If the guidelines include share based payment schemes, such schemes must also be approved by the General Meeting.

Salary and other compensation for 2008 and 2007 are addressed below. In regards to determination of salary and other compensation for leading employees for the upcoming fiscal year, the Board of Directors will propose guidelines for the General Meeting 2009 that include factors mentioned below.

The competencies, performance and commitment of the employees are critical success factors for the short term and long term value creation of REC. Hence, key compensation goals are to support attraction, development and retention of the right talent, reward past achievements, and incent future strong performance and practice of REC's Core Values. Compensation packages should be put together to support this.

Fixed base salary level should be determined locally and reflect local market average level for corresponding positions and qualifications in relevant businesses.

Performance bonus should be considered and provided for selected individuals whose achievement of performance objectives can be measured through clearly defined results parameters within areas that the individual by virtue of his or her position, qualifications and performance can influence.

REC offers supplementary pension schemes to employees in accordance with normal standard for similar companies (see below and note 19). Effective January 1, 2007, REC offers an additional supplementary pension scheme (contribution plan) to Norwegian employees with base salary level above 12 G. This plan also includes some defined benefits for the employee in case of disability and for spouse and children in case of death.

In addition to the above mentioned compensation components, REC offers a car allowance, phone coverage and a limited number of other benefits to selected employees.

In addition to base salary and performance bonus, REC's compensation plan for 2008 included a new REC share option program for executives, key leaders and employees, as a replacement for the Long Term Incentive Plan (LTIP) 2007. LTIP 2007 is explained further below and the share option program is described in note 23. At the Annual General Meeting (AGM) 2009 the REC Board will propose to continue the share option program for 2009. The suggested 2009 program is structured in such a way that potential individual profit cap from the option program during any one year should be limited from 1 to 1.5 years fixed salary. The profit cap should be differentiated through the establishment of two participant categories that determine the participant's maximum profit cap. In addition, a max two years' fixed salary profit cap is suggested for members of Group Management.

The number of options allocated for 2009 will be established based on the potential max profit cap, earned over the six year program duration, and based on the following assumptions: 1) The REC stock price development outperforms the Oslo Stock Exchange (OSE) by 25 percent, assuming an OSE annual average of ten percent. 2) Strike price for the option to be calculated as ten percent above the average trading price on the first trading day after the AGM. Strike price will be adjusted for extraordinary dividends (not normal dividends).

The first three years will be considered a lock-up period. Exercising of options can take place in the fourth, fifth and sixth year, with four exercising periods per year. These periods will be 14 days after presentation of the quarterly interim results. Options not exercised are lost upon termination of employment contract.

There will be an annual allocation subject to Board of Directors' approval each individual year. The Board will ask the AGM for allocations and authorizations to support each year's program. The total stock option program should at any time not exceed one percent of the total number of outstanding shares, fully diluted.

Compensation of the Group management for 2008 7) 9)

(AMOUNTS IN NOK (IF NOT OTHERWISE STATED)) NAME	BASE SALARY 6)	BONUS EARNED 1)	SHARE BASED PAYMENT 3)	PENSION BENEFITS 4)	OTHER TAXABLE BENEFITS 5)
Erik Thorsen	3 313 409	660 000	193 635	1 010 992	255 115
President and CEO		60%			
John Andersen	2 246 958	402 000	130 849	587 526	132 436
EVP and COO		60%			
Erik Sauar	1 904 754	475 000	111 486	414 891	74 523
SVP and CTO		50%			
Gøran Bye	USD 375 000	USD 90 000	146 683	USD 56 498	USD 43 107
EVP 8)		60%			
Ingelise Arntsen	2 045 610	318 000	165 859	496 532	168 432
EVP		60%			
Bjørn Brenna	2 141 065	371 000	165 859	501 371	179 179
EVP and CFO		50%			
Svànaug Bergland	1 296 390	312 000	101 706	348 281	130 282
SVP		50%			
Jon Andre Løkke	1 300 736	156 000	76 280	204 224	147 103
SVP		40%			
Einar Kilde	1 944 244	300 000	156 473	418 442	211 411
EVP Projects		30%			
Kristine Ryssdal	502 274	100 000	81 427	124 604	50 365
SVP & CLO		40%			
Total 2008 ii)	18 810 071	3 063 901	1 330 258	4 425 456	1 591 967

Compensation of the Group management for 2007 7) 9)

(AMOUNTS IN NOK (IF NOT OTHERWISE STATED)) NAME	BASE SALARY 6)	BONUS EARNED 1)	LTIP 2)	PENSION BENEFITS 4)	OTHER TAXABLE BENEFITS 5)
Erik Thorsen	2 999 038	1 275 000	0	834 104	232 025
President and CEO		50 %	0%		
Reidar Langmo	116 667	0	0	16 794	36 000
SVP		NA	0%		
John Andersen	2 020 386	735 000	1 050 000	251 546	128 993
EVP and COO		50%	50%		
Erik Sauar	1 685 679	527 000	850 000	184 490	74 750
SVP and CTO		40%	50%		
Gøran Bye	USD 325 000	USD 126 000	975 000	USD 48 893	USD 15 000
EVP		50%	50%		
Ingelise Arntsen	1 053 032	500 000	0	177 538	586 911
EVP		50%	0%		
Bjørn Brenna	2 028 489	800 000	1 000 000	371 694	178 437
EVP and CFO		50%	50%		
Svànaug Bergland	1 104 473	374 000	440 000	281 423	133 808
SVP		40%	40%		
Jon Andre Løkke	1 161 280	273 600	342 000	127 128	147 447
SVP		30%	30%		
Einar Kilde	166 667	0	0	28 730	410 452
EVP Projects		30%	0%		
Total 2007 ii)	14 300 536	5 166 386	4 657 000	2 560 007	2 017 738

i) All amounts are exclusive of social security tax.

ii) Compensation to Gøran Bye in USD has been calculated at average USD/NOK exchange rates, except for bonus that has been calculated at year-end rates, for the relevant years to arrive to the total NOK amounts in the tables.

The guidelines for 2008 for determination of salary and other compensations for leading employees has been as outlined above. The only changes in the compensation agreements for leading employees during 2008 are adjustments of the amounts, as shown in the table above, and the changes in the composition of the Group management.

1) The bonuses are annual performance bonuses that are not to exceed the percentage of base salary as stated in the table. The amounts in the table above represent the bonuses earned during the fiscal year, and are normally paid and reported as taxable income for the employee in the subsequent year. The bonus amounts should be understood as the total of the bonus and vacation pay on the bonus, if appropriate. The purpose of the bonus scheme is to award, incentivize, attract, and retain the right talent and to award and incentivize outstanding performance in business critical functions, taking both short and long term value creation into consideration.

2) Identified REC Group's employees became in 2007 invited to participate in the Company's Long Term Incentive Plan (LTIP 2007). The LTIP 2007 was a plan under which an "LTIP Pool" is set aside in the initial earnings year and then paid out to eligible employees in three equal annual installments on March 1, of each of the three subsequent years. Each LTIP participant is entitled to a share of the LTIP Pool equal to his or her LTIP earning ratio, which ranges from 15-50 percent of the individual employee's fixed salary. LTIP participants are required to use 25 percent of each annual LTIP payment to purchase shares in REC ASA and to deposit the shares at a separate VPS for the remainder of the three-year LTIP period ("LTIP period") under which the LTIP payment was made. If an employee terminates his/her employment contract before the end of each LTIP period, the remaining part of the unpaid LTIP Pool and all REC shares relating to the relevant LTIP pool will be retained by the company.

   The LTIP program has an annual cap. The amounts included in the table represent the total benefits that are earned during 2007, and that will be paid out in the three subsequent years, as described above, provided the person is still employed by the REC Group at the time of payment. The amounts are expensed in the income statement over a period up to four years. The LTIP Pool for 2007 was based on the REC Group's actual financial performance compared to budgeted financial performance. Due to the positive development for the REC Group during 2007, the LTIP program reached the cap. The LTIP amounts should be understood as the total of the bonus and vacation pay on the bonus, if appropriate.

   The LTIP was established as one driving force in developing the company, and its purpose is to award and incentivize outstanding performance and attract and retain strong talent in business critical functions. Particular considerations will be given to critical success factors, such as long term value creation, continued growth and development of the REC Group's market and/or technological position.

3) In 2008, a REC share option program replaced the LTIP. The share option program is further described in note 23, and the number of options for the Group Management is shown in a table below. The estimated fair values of the options are expensed over the estimated vesting period of more than three years, and the amounts shown in the preceding table are the amounts expensed in 2008. There were no share based payment agreements in the REC Group in 2007.

4) The amounts in the tables for pension benefits include change in accumulated benefit obligation (ABO) for the year for defined benefit obligations and the expense for the year for defined contribution plans. ABO is the net present value of pension benefits earned based on the current pension qualifying income. The Group management, except for Gøran Bye, has pension benefits via REC's Group pension plan in Norway, see note 19. In general, REC's pension plan in Norway provides for lifetime retirement benefit coverage of 67 percent of pension qualifying income at the time of retirement up to 12 G (see definition in note 19) if the employee as retired has fully earned rights in the pension plan (30 years). It includes some spouse, children and disability pension rights. The amounts are calculated using the same assumptions as used in note 19, excluding social security tax.

   Mr. Thorsen can retire at the age of 65 and is entitled to annual retirement pension equal to 65 percent of his base salary at the time of retirement.

   As from January 1, 2007, the REC Group established an additional defined contribution pension plan for Norwegian employees with salaries over 12 G. The plan provides a contribution of 15 percent of base salary above 12 G per year of employment plus or minus a calculated return based on a defined index, which is to be paid out upon retirement. It also includes some spouse, children and disability pension rights. Gøran Bye was not part of this program, and as from January 1, 2007 Gøran Bye was entitled to an additional pension contribution from REC amounting to 15 percent of his base salary with a deduction of 12 G.

5) Other taxable benefits include benefits like company car/coverage of automobile expenses/vehicle allowance, telephone and Internet service, newspapers, health club memberships, reimbursement of home-office related expenses and certain other benefits. The benefits vary, and the amounts in the table are the amounts that are reported as taxable income in the relevant year, based on rules and regulations in the relevant tax laws. Bonus and LTIP payments are not included because earned bonus and LTIP are reported separately.

Ingelise Arntsen has in addition received commuting flat housing allowance and coverage of expenses for commuting, which is not a taxable benefit and not included in the table.

6) Base salary represents the amounts, including holiday pay that has been paid in the year. Base salary is normally adjusted at January 1. Kristine Ryssdal was employed on September 15, 2008, Ingelise Arntsen on June 1, 2007, Einar Kilde on December 1, 2007 and Reidar Langmo was not a part of the Group management from February 1, 2007. The base salaries are for months of employment.

7) All amounts include payments and benefits from REC ASA and subsidiaries to the Group management. Einar Kilde has from October 1, 2008 had dual employment (REC ASA and REC Site Services Pte. Ltd.). There were no payments and benefits from REC companies for services outside the function as Group management.

8) Gøran Bye's employment with REC was terminated in February, 2009.

9) During the years 2007 and 2008 no payments were made, or benefits earned, for termination of employment for any of the members of the Group management.

The following members of the Group management have arrangements that at December 31, 2008 and 2007 entitle them to special benefits if the employment is terminated, beyond the normal notice period of 6 months:

REC ASA may terminate Mr. Thorsen's employment contract at any time and with immediate effect, upon payment of up to 24 months of salary if the agreement is terminated. In the event of dismissal, Mr. Thorsen would be entitled to the first twelve months of the compensation, but any amounts in excess of this that he receives from another employer would be deducted from the balance.

In the event Mr. Bye's contract is terminated by REC, he is entitled to a severance payment equal to six months of his salary together with a pension allowance, a vehicle allowance and a bonus calculated on a pro rata basis, and an allowance for his relocation to Norway.

In the event that Mr. Andersen's contract is terminated by REC, he is entitled to a severance payment equal to six months of salary.

Mr. Brenna is entitled to a severance payment equal to 12 months of his salary if his contract is terminated. In the event of dismissal, Mr. Brenna would be entitled to the first six months of the compensation, but any amounts in excess of this that he receives from another employer would be deducted from the balance.

Ms. Bergland is entitled to two years' salary in the event of her early termination. In the event of dismissal, Ms. Bergland would be entitled to the first twelve months of the compensation, but any amounts in excess of this that she receives from another employer would be deducted from the balance.

In the event that Ms. Arntsen's contract is terminated by REC, she is entitled to a severance payment equal to six months of her salary.

In the event that Mr. Løkke's contract is terminated by REC, he is entitled to a severance payment equal to six months of his salary.

In the event that Mr. Sauar's contract is terminated by REC, he is entitled to a severance payment equal to six months of his salary.

Except as noted above, no members of the Group management or Board of Directors have service contracts with the REC Group that provide for benefits upon termination of employment.

Compensation of the Board of Directors paid in 2008

(AMOUNTS IN NOK) NAME	BOARD COMPENSATION [10]	COMPENSATION FOR COMMITTEES [10, 11]
Ole Enger [12]	350 000	40 000
Tore Schiøtz	220 000	40 000
Christian Berg	200 000	40 000
Marcel Egmond Brenninkmeijer	200 000	40 000
Roar Engeland [12]	200 000	40 000
Line Geheb	200 000	40 000
Susanne Munch Thore [12]	200 000	40 000
Inger Johanne Solhaug [12]	200 000	40 000
Total period May 14, 2007 - May 19, 2008	1 770 000	320 000

Compensation of the Board of Directors paid in 2007

(AMOUNTS IN NOK) NAME	BOARD COMPENSATION [10]	COMPENSATION FOR COMMITTEES [10] [11]
Ole Enger [12]	200 000	40 000
Tore Schiøtz	350 000	40 000
Christian Berg [13]	0	20 000
Marcel Egmond Brenninkmeijer	200 000	40 000
Roar Engeland [12]	200 000	40 000
Rune Bjerke [15]	118 800	23 760
Line Geheb	200 000	40 000
Susanne Munch Thore [12]	200 000	40 000
Karen Helene Ulltveit-Moe [14]	200 000	40 000
Inger Johanne Solhaug [13]	0	0
Total period April 20, 2006 - May 14, 2007	1 668 800	323 760

Compensation to employee elected board members paid in 2008 [16]

(AMOUNTS IN NOK) NAME	BOARD COMPENSATION [10]	COMPENSATION FOR COMMITTEES [10] [11]
Mona Stensvik	200 000	0
Rolf B. Nilsen	200 000	40 000
Jørn Mobæk	200 000	0
Rita Glenne	113 514	0
Unni Iren Kristiansen	86 486	0
Total period May 14, 2007 - May 19, 2008	800 000	40 000

Ordinary salary etc. paid, and pension benefits earned, for employee elected board members 2008

(AMOUNTS IN NOK) NAME	SALARY	BONUS PAID	PENSION BENEFITS	OTHER TAXABLE BENEFITS
Mona Stensvik	460 875	5 387	5 388	13 297
Rolf B. Nilsen	414 386	41 392	-18 938	11 383
Jørn Mobæk	510 616	24 360	-4 330	10 827
Unni Iren Kristiansen	702 149	165 375	94 370	23 156
Total 2008	2 088 026	236 514	76 490	58 663

Ordinary salary etc. paid, and pension benefits earned, for employee elected board members 2007 [17]

(AMOUNTS IN NOK) NAME	SALARY)	BONUS PAID	PENSION BENEFITS	OTHER TAXABLE BENEFITS
Mona Stensvik	266 499	12 895	14 446	9 396
Rolf B. Nilsen	263 418	27 652	15 525	2 700
Jørn Mobæk	285 294	17 421	26 422	0
Rita Glenne [18]	580 855	0	71 463	23 727
Unni Iren Kristiansen [18]	33 871	0	7 571	3 376
Total May 14 - December 31, 2007	1 429 937	57 968	135 427	39 199

10) The amounts in the table represent the amounts that were paid in 2008 and 2007, respectively and that were approved by the Annual General Meetings (AGM) as compensation for the periods between the AGMs. Compensation of the Board of Directors for the period May 19, 2008 to May 19, 2009, will be decided by the AGM on May 19, 2009.
11) Committees are: Audit Committee, Compensation Committee and Corporate Governance Committee.
12) Compensation paid to the companies in which they are employed.
13) Members effective from the AGM May 14, 2007.
14) Member up to AGM May 14, 2007.
15) Member up to December 22, 2006.
16) No board compensation or compensation for committees has been paid in 2007 to employee elected board members.
17) For the employee elected board members, their salaries, bonuses and other taxable benefits paid from May 14, 2007 are included.

18) Rita Glenne did not participate in board meetings from December 11, 2007 and informed the board that she resigned as a board member. Unni Iren Kristiansen has attended the board meetings from December 11, 2007 as a deputy board member. Rita Glenne is included in the table above for the period May 14 to December 11, 2007. Unni Iren Kristiansen is included in the table above for the period December 11 to December 31, 2007.

None of the shareholder elected board members received compensation from any other REC Group companies. Any compensation received by other companies outside the REC Group is not included.

Loans and guarantees for Group management and Board of Directors

On July 8, 2005, the Company loaned Erik Thorsen NOK 700 000, and on December 8, 2005, the Company loaned Svànaug Bergland NOK 500 000. The purpose of each of these loans was to facilitate the borrower's purchase of a car. Each of the loans is interest and installment free for two years. The terms of the loans have been extended. In each case, if the borrower resigns from the Company, the loan will become due and payable. The loans are secured by mortgage on their houses.

Total loans outstanding for the Group management and employee elected board members in the 2008 Employee Share Purchase Program

(AMOUNTS IN NOK) NAME	AT DECEMBER 31, 2008
Ingelise Arntsen	23 333
Einar Kilde	23 333
Kristine Ryssdal	23 333
Mona Stensvik	23 333
Rolf B. Nilsen	23 333
Jørn Mobæk	23 333
Unni Iren Kristiansen	23 333

No board member or other shareholders than mentioned above, including their closely related parties had any loans or guarantees at December 31, 2008 or 2007.

Shareholdings and options

The number of shares and options owned by members of the Board of Directors and the REC Group management, including their closely related parties, are shown in the table below. The table includes those that were members at December 31, 2008 or 2007.

(AMOUNTS IN NOK) NAME	OPTIONS 2008	SHARES 2008	SHARES 2007
Erik Thorsen (shares also through Toleko AS)	29 779	250 200	250 000
John Andersen Jr.	20 123	133 975	133 975
Erik Sauar (shares also through Sauar Invest AS)	17 145	367 963	367 270
Gøran Bye (shares also through Schoutbynacht AS)	22 558	34 800	29 585
Ingelise Arntsen	25 507	6 255	1 500
Bjørn Brenna (shares also through RBBR Invest AS)	25 507	34 608	33 800
Svànaug Bergland	15 641	11 016	10 680
Jon André Løkke (shares also through Ludens AS)	11 731	89 643	88 938
Einar Kilde	24 064	505	0
Kristine Ryssdal	20 454	505	NA [1]
Ole Enger	0	2 000	0
Tore Schiøtz (shares through Granhaug Industrier AS)	0	250 000	250 000
Mona Stensvik	0	805	300
Jørn Mobæk	0	605	100
Rolf B. Nilsen	0	505	0
Rita Glenne	NA [2]	NA [2]	20 116
Unni Iren Kristiansen	0	2 005	1 500

[1] Not part of REC Mangement at December 31, 2007.
[2] Not part of REC Board at December 31, 2008.

17. BORROWINGS

(NOK IN THOUSAND)	2008	2007
Non-current financial liabilities, interest bearing		
Bank borrowings	4 194 319	1 246 911
Amounts due to Komatsu	666 183	479 074
Finance lease liabilities	265 717	288 094
Sovello – bank borrowings [1]	0	139 318
Sovello - shareholders' loans [2]	30 345	159 196
Total non-current financial liabilities, interest bearing	5 156 564	2 312 593
Current financial liabilities, interest bearing		
Current bank borrowings	745 888	306 290
Current portions of finance lease liabilities	24 257	25 116
Sovello – bank borrowings [1]	394 768	152 573
Sovello - shareholders' loans [2]	273 871	0
Total current financial liabilities, interest bearing	1 438 784	483 979
Total financial liabilities, interest bearing [3]	6 595 348	2 796 572
Non-financial liabilities, interest calculation [4]		
Non-current prepayments, interest calculation	419 192	326 554
Current prepayments, interest calculation	188 697	0
Total prepayments, interest calculation	607 889	326 554

[1] All of Sovello's bank borrowings are classified as current at December 31, 2008, due to non-compliance with covenants.

[2] The main parts of Sovello's shareholder's loans are due to be repaid at December 31, 2009 and are classified as current. However, they may be prolonged in the case an IPO has not been conducted with proceeds to Sovello sufficient to repay all shareholders' loans.

[3] The carrying amounts of interest bearing liabilities include remaining capitalized up-front fees and costs totalling NOK 253 million and NOK 24 million at December 31, 2008 and 2007, respectively.

[4] Prepayments received for future deliveries of polysilicon by REC Silicon. Interest is calculated on the prepayments, and is not payable or stated in the agreements. The portion that is estimated to be taken to income according to deliveries during next 12 months is classified as current.

Bank borrowings are unsecured but contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain covenants limiting disposals of significant subsidiaries and assets. Bank borrowings also include covenants that require a maximum net interest bearing debt to EBITDA (2.5), a minimum ratio of EBITDA to net interest paid (4.0) and a minimum equity ratio (30%). For the 2008 credit facility, the net interest bearing debt to EBITDA ratio must not exceed 3.0 for any two subsequent quarters before returning to a limit of 2.5. At December 31, 2008 REC had good headroom for all these financial covenants (see note 3), but due to the large expansion projects this situation is expected to change during 2009.

Bank borrowings in Sovello are secured and contain a number of covenants. REC's 33.33 percent share of bank borrowings in Sovello amounted to NOK 395 million and NOK 292 million at December 31, 2008 and 2007, respectively. As per December 31, 2008, Sovello was not in compliance with all of the covenants. Sovello received a waiver from the banks prior to December 31, 2008 of the banks' termination right. The waiver has been extended to March 30, 2009.

Financial leases are primarily for the second cell plant in Narvik and the SiC facility at Herøya, see note 6. Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

At August 1, 2005, the REC Group acquired a 100 percent interest in Advanced Silicon Materials LLC (ASiMI) from Komatsu America Corporation (Komatsu). While Komatsu retains a 25 percent minority interest in ASiMI, it does not retain any voting rights or rights to dividends. It accumulates instead a fixed periodic interest, and REC accounts for it as a non-current liability. The liability matures on July 29, 2010. The amounts due to Komatsu are unsecured. There are various provisions that are intended to protect Komatsu's retained interest in ASiMI. Among other things, the agreement requires REC Silicon to maintain a ratio of current assets to current liabilities of at least 1.5. At December 31, 2008 REC Silicon was in compliance with this requirement, but at December 31, 2007, the current ratio was 1.1. REC Silicon has a cure period under the agreement for, and received in 2008 a waiver of, this noncompliance at year-end 2007. The waiver waived this non compliance retroactively as of December 31, 2007 and was conditioned upon compliance with this ratio by March 31, 2008.

The following are the contractual maturities of non-derivative financial liabilities, interest bearing, including estimated interest payments [1]

AT DECEMBER 31, 2008 (NOK IN THOUSAND)		MATURITY ANALYSIS – CONTRACTUAL PAYMENTS TO BE MADE							
	CARRYING AMOUNT	TOTAL EXPECTED PAYMENTS	0-6 M 2009	6-12 M 2009	2010	2011	2012	2013	AFTER 2013
Bank borrowings [2]	4 940 206	5 495 204	240 003	639 775	1 291 019	2 645 782	678 624	0	0
Amounts due to Komatsu	666 183	744 529	0	0	744 529	0	0	0	0
Finance lease liabilities	289 974	418 105	20 952	20 083	40 165	40 165	40 165	35 575	221 000
Sovello – bank borrowings	394 768	416 293	202 479	87 184	126 630	0	0	0	0
Sovello - Shareholders' loans	304 217	322 751	8 063	281 934	32 753	0	0	0	0
Total	6 595 348	7 396 882	471 498	1 028 976	2 235 097	2 685 947	718 789	35 575	221 000

The following are the contractual maturities of non-derivative financial liabilities, interest bearing, including estimated interest payments [1]

AT DECEMBER 31, 2007 (NOK IN THOUSAND)		MATURITY ANALYSIS – CONTRACTUAL PAYMENTS TO BE MADE						
	CARRYING AMOUNT	TOTAL EXPECTED PAYMENTS	2008	2009	2010	2011	2012	AFTER 2012
Bank borrowings [2]	1 553 201	1 786 182	387 122	369 736	352 350	676 974	0	0
Amounts due to Komatsu	479 074	575 611	0	0	575 611	0	0	0
Finance lease liabilities	313 210	460 182	42 019	41 282	40 174	40 165	40 165	256 376
Sovello borrowings	451 087	485 661	172 011	252 451	61 199	0	0	0
Total	2 796 572	3 307 636	601 152	663 469	1 029 334	717 139	40 165	256 376

[1] The difference between carrying amount and total expected payments represent interest and remaining parts of loan fees etc. for bank borrowings. Interest payments are estimated using the interest rates at December 31, 2008 and 2007, respectively. All cash flows are undiscounted. Amounts in other currencies than NOK are translated at the exchange rates at December 31, 2008 and 2007, respectively. Commitment fees to be paid under the credit facilities and guarantee facility (see below and note 3 for description) are not included in the tables above.

[2] Expected payments are based on the NOK amounts stated in the 2006 credit facility agreement. However, the actual installments, net of drawings, may be affected by changes in currency rates because the credit facility is stated in NOK but a significant part is drawn in foreign currencies, especially USD, see table below. If the currency rates at the payment dates in the first quarter of 2009 are unchanged compared to December 31, 2008, an additional NOK 107 million must be paid as installment in the first quarter of 2009. This is because the remaining outstanding amounts for each drawing are measured in NOK at each payment date.

The nominal interest rates and currency distribution (notional amounts) at December 31, 2008 were as follows

	INTEREST RATE (%)	CURRENCY	AMOUNT IN THOUSAND CURRENCY	BORROWER
Bank overdrafts	4.3 Variable	NOK	0	REC ASA
Bank borrowings	4.3 Variable	NOK	522 705	REC ASA
Bank borrowings	1.8 Variable	USD	601 362	REC ASA
Bank borrowings	3.7 Variable	EUR	46 695	REC ASA
Sovello – bank borrowings	4.4 - 6.9 Variable	EUR	40 333	Sovello
Sovello - shareholders' loans	5.4 - 6.7 Fixed	EUR	25 217	Sovello
Sovello - shareholders' loans	6.0 – 6.7 Fixed	USD	7 925	Sovello
Amounts due to Komatsu	6.6 Fixed	USD	96 218	ASiMI
Finance leases	6.7 Fixed	NOK	226 443	REC ScanCell
Finance leases	4.7 Fixed	NOK	63 531	REC ScanWafer

The nominal interest rates and currency distribution (notional amounts) at December 31, 2007 were as follows

			AMOUNT IN THOUSAND	
	INTEREST RATE (%)	CURRENCY	CURRENCY	BORROWER
Bank overdrafts	5.6 Variable	NOK	0	REC ASA
Bank borrowings	6.2 Variable	NOK	792 565	REC ASA
Bank borrowings	5.2 Variable	USD	145 000	REC ASA
Sovello – bank borrowings	6.0 Variable	EUR	36 667	Sovello
Sovello - shareholders' loans	5.4 Fixed	EUR	20 000	Sovello
Amounts due to Komatsu	6.6 Fixed	USD	77 189	ASiMI
Finance leases	6.7 Fixed	NOK	236 147	REC ScanCell
Finance leases	4.7 Fixed	NOK	76 717	REC ScanWafer

For the amounts due to Komatsu, the effective interest rate is 8.1 percent due to fair value adjustment in the purchase price allocation in 2005. Effective interest rates for the other interest bearing liabilities outstanding at December 31, 2008 and 2007 approximate the nominal interest rates.

Credit facilities at December 31

	2008		2007	
(NOK IN THOUSAND)	TOTAL	UNDRAWN	TOTAL	UNDRAWN
Total credit facilities*	16 582 800	11 497 800	5 685 000	3 935 000

* The amounts due to Komatsu, the financial leases and Sovello borrowings or credit lines are not included in the credit facilities in this table. Sovello had an undrawn credit line of EUR 18.8 million and EUR 7.3 million at December 31, 2008 and 2007, respectively (REC's 33.33 percent share). However, due to the breach of covenants at December 31, 2008, the credit line was put on hold.

REC ASA entered into a Credit Facility Agreement for NOK 5 425 million with a syndicate of seven banks dated March 23, 2006.

REC ASA entered into a bilateral loan agreement on June 30, 2008 for financing of up to 30 percent of the expenditure in the Singapore expansion project, maximum SGD 1 000 million. The drawdown period for the loan is two years starting from the first drawing in February 2009 and the repayment period is five years starting from the latest drawing in 11 equal semi-annual installments. The total facility could therefore run for more than seven years. The outstanding loan amounts must be covered by guarantees issued under Facility B described below.

REC ASA entered into agreements for a credit facility of NOK 6 275 million (Facility A) and a guarantee facility for SGD 1 050 million (Facility B) on September 30, 2008 with a syndicate of twenty banks. The purpose of Facility A is to finance the Singapore expansion project and it consists of a three year maturity tranche (NOK 2 092 million) and a five year maturity tranche (NOK 4 183 million). Facility A is a multi-currency revolving credit facility and will be repaid in full at maturity. Facility B is a guarantee facility for the SGD 1 000 million loan described above. Facility B has a five year maturity and can be extended to match the more than seven year SGD facility described above provided consent is received from the banks. No amounts were outstanding under Facility A or Facility B at December 31, 2008.

The interest rates for the loan and credit facilities are partly floating based on LIBOR plus a margin depending on the ratio of net interest bearing debt to EBITDA, and partly fixed. In 2009, REC ASA is not required to pay any installments on the facility and loan established in 2008, but will pay interest for drawn amounts and commitment fees for undrawn amounts. These payments are not included in the table above for maturity analysis - contractual payments to be made.

At December 31, 2008, total credit facilities consisted of the NOK 6 275 million credit facility, the SGD 1 000 million bilateral loan agreement (translated at exchange rate at December 31, 2008), the NOK 5 425 million credit facility reduced by installments according to the agreement of NOK 340 million (net NOK 5 085 million, that was drawn in full and had a carrying amount of NOK 5 192 million at December 31, 2008) and NOK 350 million overdraft facilities related to the Group cash pool systems in Nordea Bank and DnB NOR Bank.

The amount under the NOK 5 425 million credit facility agreement is available for general investments and corporate purposes. The SGD loan and the NOK 6 275 million credit facility are available for financing capital expenditure related to the Singapore expansion project.

18. INCOME TAX EXPENSE AND DEFERRED TAX ASSETS AND LIABILITIES

Recognized income tax expense

(NOK IN THOUSAND)	2008	2007
Current income tax expense	673 349	747 227
Deferred tax expense/-benefit	641 021	-103 233
Total income tax expense in the income statement	1 314 370	643 994

Current income tax expense include expenses of NOK 15 million for 2008 and benefits of NOK 7 million for 2007 as adjustments of prior periods. Deferred tax expense/-benefit for 2008 and 2007 include benefits of NOK 20 million and expenses of 6 million, respectively, as adjustments of prior periods.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows

(NOK IN THOUSAND)	2008	2007
Profit before tax	4 378 589	1 977 347
Tax calculated at domestic tax rates applicable to profits in the respective countries	1 339 056	661 956
Change in tax rate and tax regulation	-3 417	-5 778
Tax credits, expenses deductible in tax and income not subject to tax	-27 406	-22 850
Expenses not deductible for tax purposes	10 895	11 806
Effects of not recognized temporary differences this year or reversal of previous years'	193	-166
Adjustment of prior year's income taxes	-4 951	-974
Tax charge	1 314 370	643 994
Effective tax rate	30.0 %	32.6%

The income tax in Norway and Sweden is based on a corporate income tax rate of 28 percent. The income tax in the USA is based on nominal 35 percent federal tax rate plus state tax (between zero (State of Washington) to 7 percent (Montana)). The effective tax rate in the USA for 2008 was 34.6 percent (34.7 percent for 2007). The tax expense in the USA is also affected by tax credits, Domestic Production Activities Deduction and other expenses deductible in tax. These effects, including adjustment for prior years, reduced the tax expense for 2008 in the USA by NOK 29 million (NOK 37 million for 2007) compared to a calculation using 37 percent (38 percent for 2007) nominal tax rate. The nominal tax rate for Sovello in Germany has been reduced from 33 percent in 2007 to 23 percent as from January 1, 2008. This had only a minor effect on the tax expense. REC's operations in Singapore had a loss before tax of 23 million in total. No tax income or deferred tax assets or liabilities have been calculated for the Singapore operations and a zero tax rate has been used in the calculations in the preceding table.

The difference between current tax in the income statement for the year and the balance sheet at year end was primarily due to the fact that some of the income tax for the financial year is being paid during the year in USA and Sweden.

Estimation of the amounts of deferred tax assets and liabilities that may be recovered or settled within and after 12 months, primarily based on the balance sheet classification as current and non-current are as follows

(NOK IN THOUSAND)	2008	2007
Deferred tax assets		
Deferred tax asset to be recovered after 12 months	560 003	139 698
Deferred tax asset to be recovered within 12 months	548 721	267 734
Offset deferred tax assets and liabilities	-1 087 702	-176 674
Total	21 022	230 758
Deferred tax liabilities		
Deferred tax liability to be settled after 12 months	1 917 747	475 659
Deferred tax liability to be settled within 12 months	97 738	11 335
Offset deferred tax assets and liabilities	-1 087 702	-176 674
Total	927 783	310 320
Net deferred tax liabilities	-906 761	-79 562

The following are the major deferred tax liabilities (-) and assets (+) recognized by the group and movements during 2007 and 2008

(NOK IN THOUSAND)	NON CURRENT ASSETS*	EMPLOYEE BENEFITS	TAX LOSSES	OTHER**	TOTAL
Net deferred tax at January 1, 2007	-367 191	20 651	2 634	112 934	-230 972
Recognized in income statement	-133 492	7 568	-1 057	230 214	103 233
Recognized to equity	0	480	0	5 442	5 922
Translation differences	53 760	-109	-81	-11 314	42 255
Net deferred tax at December 31, 2007	-446 923	28 590	1 496	337 275	-79 562
Recognized in income statement	-568 211	15 080	5 594	-93 484	-641 021
Recognized to equity	0	-6 784	0	-78 283	-85 067
Translation differences	-135 291	366	456	33 358	-101 111
Net deferred tax at December 31, 2008	-1 150 425	37 252	7 546	198 866	-906 761

* Non current assets are primarily accelerated tax depreciation and temporary differences at acquisition of business.

** Unrealized gains/losses on derivatives and net unrealized losses on non-current currency liabilities and receivables were the largest items in "other" for 2008. Other also includes inventories and accrued expenses. The amount in "other" recognized to equity relates to cash flow hedge and translation differences.

Total income taxes recognized to equity as from January 1, 2004 excluding translation differences on deferred tax (minus is reduction to equity)

(NOK IN THOUSAND)	2008	2007	2006	2005	2004	TOTAL
Effect of transition to IAS 39 at January 1, 2005	0	0	0	13 977	0	13 977
Effect of actuarial gains and losses	-6 784	480	406	8 813	631	3 546
Effect of convertible bonds	0	0	-371 170	0	0	-371 170
Effect of translation differences	-62 246	33 089	0	0	0	-29 157
Effect of cash flow hedge	-16 037	-27 647	33 918	0	0	-9 766
Total deferred tax	-85 067	5 922	-336 846	22 790	631	-392 570
Current tax - effect of costs for capital increase	0	0	41 986	0	0	41 986
Total	-85 067	5 922	-294 860	22 790	631	-350 584

Deferred tax assets have not been recognized with respect to the following temporary differences

(NOK IN THOUSAND)	2008	2007
Government grants for investments	64 886	28 305
Tax losses	3 603	2 914
Total	68 489	31 219

The increase in government grants for investments relates primarily to Sovello. REC Group's 33.33 percent share of Sovello's non-taxable government grants recognized subsequent to the acquisition at December 19, 2006 is included in the table above.

At December 31, 2008 and 2007, accumulated undistributed earnings for REC's ownership shares in companies in the USA were approximately NOK 2 100 million and NOK 1 300 million, respectively. A 15 percent withholding tax would amount to NOK 315 million and NOK 195 million, respectively, that has not been recognized as a deferred tax liability. See notes 2.16 and 4.

At the end of 2008, a tax on three percent of dividends received from shares covered by the Norwegian participation exemption rules was introduced. The effective tax rate on relevant dividends is thus below one percent. No deferred tax liability has been recognized.

19. RETIREMENT BENEFIT OBLIGATIONS AND EXPENSES

The Group provides defined benefit pension plans for all employees in Norway. Parts of the pensions are paid by the Norwegian government that provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament (G-regulation). Benefits are determined based on the employee's length of service and compensation. The plans include benefits in case of disability and some plans include benefits for spouse and children in case of death. The cost of pension benefit plans is expensed over the period that the employee renders services and becomes eligible to receive benefits.

The REC Group offers primarily contribution plans to employees outside of Norway. REC Silicon has an employer-sponsored retirement plan (401 (k)) for employees in the USA, in which the contributions to the plan are determined each year. ASiMI had defined benefit plans at the time it was acquired in 2005. Subsequent to the acquisition, the ASiMI defined benefit plans were frozen and no future benefits are accruing to the members of the plans. Previous pension rights remained unchanged.

Some of the Norwegian subsidiaries participate in a defined benefit multi-employer early retirement plan. For this plan, and the defined benefit multi-employer plans in REC ScanModule AB, the administrators are not able to calculate the REC Group's share of assets and liabilities and these plans are consequently accounted for as defined contribution plans. Contributions to these plans of NOK 7 million and NOK 6 million were included as pension expenses for 2008 and 2007, respectively.

As from January 1, 2007, the REC Group established an additional defined contribution pension plan for Norwegian employees with salaries over 12 G. The plan provides a contribution of 15 percent of base salary above 12 G per year of employment plus or minus a calculated return based on a defined index, which is to be paid upon retirement. It also includes some spouse, children and disability pension rights.

The plan assets and the projected benefit obligations (net present value of pension benefits earned at the balance sheet date based on expected pension qualifying income at the time of retirement) were measured at December 31, 2008 and 2007. Independent actuaries performed the actuarial calculations. The present value of the projected defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method. The discount rate for the defined benefit plan in Norway was estimated based on the interest rate on Norwegian government bonds. Average time before the payments of earned benefits was calculated at just above 40 years, and the discount rate was projected through a reference to swap interest rates, as the longest duration for Norwegian government bonds is 10 years. The assumption for salary increase, increase in pension payments and G-regulation are referenced to guidelines from the Norwegian Accounting Standards Board and are tested against historical observations, statements made about the future developments and the relationship between different assumptions.

Defined benefit plans

(NOK IN THOUSAND)	2008	2007
Gross retirement benefit obligations at January 1	321 428	283 773
Service cost	78 660	48 625
Interest cost on pension obligations	16 251	13 838
Actuarial gains and losses	-17 682	10 967
Benefits paid, paid-up policies and disability obligation	-19 005	-13 627
Translation differences	44 645	-22 145
Gross retirement benefit obligations at December 31	424 298	321 428
Fair values of plan assets at January 1	215 328	186 967
Actual return on plan assets	6 191	15 829
Pension premiums	41 327	44 037
Benefits paid, paid-up policies and disability reserve	-19 005	-13 627
Translation differences	39 392	-17 875
Fair value of plan assets at December 31	283 233	215 328
Funded status at December 31	141 065	106 100
Accrued social security tax	11 385	8 772
Net retirement benefit obligations at December 31	152 450	114 872

Retirement benefit obligations in the balance sheet are as follows

(NOK IN THOUSAND)	2008	2007
Defined benefit plans		
Net retirement benefit obligations at January 1	114 872	103 231
Net periodic benefit costs	91 593	53 960
Actuarial gains and losses recognized directly in equity	-14 307	8 617
Pension premiums	-41 327	-44 037
Social security tax on pension premiums	-3 635	-2 630
Translation differences	5 254	-4 270
Net defined benefit obligations at December 31	152 450	114 872
Defined contribution plans	3 970	1 328
Total net retirement benefit obligations at December 31	156 420	116 200

The amounts recognized in the income statement are as follows

(NOK IN THOUSAND)	2008	2007
Current service cost	78 660	48 625
Interest cost on gross retirement benefit obligations	16 251	13 838
Expected return on plan assets (net of administration cost)	-11 696	-13 572
Employer's social security tax on defined benefit costs	8 377	5 069
Total benefit plans	91 593	53 960
Contribution plans including employer's social security tax	23 669	18 039
Total pension expenses (see note 24)	115 261	71 999

Subsequent to the acquisition of ASiMI in 2005, its schemes were frozen and no future benefits are accruing to the members of the plans. Previous pension rights remained unchanged. Net pension liability for the ASiMI schemes was NOK 29 million and NOK 16 million, at December 31, 2008 and 2007, respectively. For 2008 and 2007, a net pension cost of NOK 2 million and income of NOK 2 million were recognized in the income statement, respectively. An actuarial loss of NOK 10 million and NOK 7 million was recognized to equity in 2008 and 2007, respectively. Employer's contributions were NOK 5 million and NOK 17 million in 2008 and 2007, respectively, and translation differences increased the net liability by NOK 5 million in 2008 and reduced the net liability by NOK 4 million in 2007 when converting the USD amounts to NOK.

Cumulative actuarial losses recognized to equity were NOK 19 million before taxes and NOK 16 million after taxes.

Actuarial losses/-gains on gross retirement benefit obligations (exclusive of social security tax) consist of

(NOK IN THOUSAND)	2008	2007	2006	2005	2004
(a) experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred)	-2 532	28 041	3 467	9 966	-387
(b) the effects of changes in actuarial assumptions	-15 150	-17 073	1 524	17 955	5 502
Total actuarial losses/-gains on gross retirement benefit obligations	-17 682	10 967	4 991	27 921	5 115

The difference to actuarial losses/-gains on net retirement benefit obligations is actuarial gain/loss on plan assets and social security tax.

Overview of the funded status at December 31 the last five years, exclusive of social security tax

(NOK IN THOUSAND)	2008	2007	2006	2005	2004
Gross Pension Obligations	424 298	321 428	283 773	266 269	44 025
Fair value of plan Assets	283 233	215 328	186 967	158 155	24 622
Funded status	141 065	106 100	96 806	108 114	19 403

The actuary risk tables for probability for mortality and marriage in Norway that are based on advice in accordance with published statistics and experience, were changed at December 31, 2007 with an update at December 31, 2008. The names of the risk tables at year-end 2007 and 2008 were: Mortality K2005, Marriage K2005 and Disability IR02.

Distribution of plan assets at estimated fair values at December 31

(NOK IN THOUSAND)	TOTAL		NORWEGIAN PLANS		ASIMI PLANS	
ASSET CATEGORY	2008	2007	2008	2007	2008	2007
Bonds, commercial paper	163 925	158 783	71 575	42 576	92 350	116 208
Shares	7 029	21 461	7 029	21 461	0	0
Properties	20 031	13 500	20 031	13 500	0	0
Other (incl. cash and money market funds)	92 249	21 584	18 509	8 998	73 741	12 585
Total	283 233	215 328	117 143	86 535	166 091	128 793

During 2007, the investment strategy of plan assets for ASiMI was changed to reduce volatility. For the Norwegian plans the part invested in equity securities is limited to a maximum of 35 percent.

The principal actuarial assumptions used to determine retirement benefit obligations at December 31

	2008	2007	2006	2008	2007 & 2006
	NORWAY	NORWAY	NORWAY	ASIMI	ASIMI
Discount rate	3.8%	4.5%	4.4%	5.8%	5.8%
Future salary increases	4.0%	4.3-4.5%	4.0%	NA	NA
Future pensions increases	2.3-3.8%	4.3%	4.0%	NA	NA
Future increase in social security base amount (G)	3.8%	4.3%	4.0%	NA	NA
Future turnover	stepwise from 10% to 0%	stepwise from 10% to 0%	4%<50 years 2%>50 years	NA	NA

The assumptions used to determine the benefit cost for the year are those determined at the beginning of the year. The expected long-term return on the Norwegian schemes' plan assets was 5.5 percent and 5.4 percent for calculation of the pension expense for 2008 and 2007, respectively. For the ASiMI schemes it was five percent and eight percent, respectively. Expected long-term return is calculated based on the estimated risk free interest rates at the balance sheet dates adjusted for the expected long-term yield on the different investment categories above the risk free rates, based on historical long-term yields and deducting expected administration costs.

The average expected remaining service lives in years for the Norwegian plans were about 16 at December 31, 2008 and 2007. The corresponding lives for ASiMi plans were about 14 and 15, respectively.

The number of employees in the defined benefit Norwegian plans was 1 326 and 935 at December 31, 2008 and 2007, respectively. The corresponding number for ASiMI plans was 700.

Pension premiums expected to be paid to the defined benefit plans during 2009 are NOK 49 million for the Norwegian plans including social security tax and zero for ASiMI plans.

The expected contributions to the plans in 2009 and the following estimates are based on facts and circumstances at December 31, 2008. Actual results may deviate from these estimates. Changes in other assumptions that are not included in the table below may also affect the liabilities and expenses. These include risk tables for mortality, marriage and disability that are based on advice in accordance with published statistics and experience. The expected total pension expense for 2009 for the Norwegian benefit plans, based on the assumptions and members of the plan as of year-end 2008, is NOK 95 million. Of this, current service cost is estimated to NOK 84 million excluding social security tax (SST). Gross pension obligations excluding SST for the Norwegian benefit plans as of year-end 2008 were NOK 230 million. The table below shows an estimate of the potential effects (percentage) of changes (percentage points) in the key assumptions for the defined benefit plans in Norway on gross retirement benefit obligations at December 31, 2008 and current service cost for 2009, excluding SST.

Estimated effects of change in assumptions

	DISCOUNT RATE		FUTURE SALARY INCREASE		SOCIAL SECURITY BASE AMOUNT (G)		ANNUAL ADJUSTMENTS TO PENSIONS		TURNOVER	
Changes in assumptions*	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%
Gross pension obligation 2008 (excl SST)	-22%	39%	19%	-13%	-7%	9%	13%	-10%	-6%	7%
Current service cost 2009 (excl SST)	-22%	38%	20%	-14%	-7%	8%	9%	-13%	-7%	9%

* Percentage points.

For the ASiMI benefit plans there would be no effect of changes in future salary increases, change in the social security base amount, annual adjustments to pensions or turnover. A one percentage point increase/decrease in discount rate is estimated to affect the pension obligation at December 31, 2008 by approximately NOK -24/30 million.

20. TRADE PAYABLES, PROVISIONS AND OTHER NON-INTEREST BEARING LIABILITIES

(NOK IN THOUSAND)	2008	2007
Current		
Provisions	52 105	7 232
Trade payables	858 416	449 711
Payables and accrued costs for capital expenditures	1 459 913	583 876
Other non-interest bearing liabilities	687 181	294 166
Total trade payables, current provisions and other liabilities	3 057 615	1 334 985
Non-current		
Provisions	83 846	34 527
Negative value delivery contract*	65 284	82 344
Total non-current provisions and other non-interest bearing liabilities	149 130	116 871

* A long-term delivery contract that was fair valued in the purchase price allocation of ASiMI. Because it has a negative value it is not classified as an intangible asset. The fair value assessment is recognized as a reduction of cost over five years from August 2005.

Specification of provisions

(NOK IN THOUSAND)	WARRANTIES	OTHER PROVISIONS	TOTAL
At January 1, 2007	25 657	2 682	28 339
Additional provisions	16 279	14 729	31 008
Unused amounts reversed	-11 163	-697	-11 860
Exchanged differences	-1 791	-41	-1 832
Used during the year	-684	-3 212	-3 896
At December 31, 2007	28 298	13 461	41 759
Additional provisions	81 681	15 251	96 932
Unused amounts reversed	-2 134	-168	-2 302
Exchange differences	7 751	1 284	9 035
Used during the year	-1 494	-7 979	-9 473
At December 31, 2008	114 102	21 849	135 951

Distribution of total provisions

(NOK IN THOUSAND)	2008	2007
Provisions current	52 105	7 232
Provisions non-current	83 846	34 527
Total provisions	135 951	41 759

A provision is a liability of uncertain timing or amount. Current provisions are expected to be paid within one year. Non-current provisions are primarily warranties and asset retirement obligations of which approximately half are not expected to be paid within five years at December 31, 2008.

Increase in provisions for warranties in 2008 is primarily related to REC ScanModule. At the end of 2008 a design weakness was discovered in the junction box in a series of modules produced. A provision of NOK 61 million has been recognized as the best estimate of the costs for potential repair work. However, the calculation of the provision is based on a number of assumptions for the timing and extent of repairs. The size of the provision will be reviewed as the actual scope of the potential repair work is being determined.

For more information on provisions see note 4.

21. GOVERNMENT GRANTS

(NOK IN THOUSAND)	2008	2007
Recognized in balance sheet - grants related to assets	28 101	58 664
Recognized in income statement - grants related to income	6 886	6 678
Total	34 987	65 323

Grants are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate. Grants related to assets are recognized to the income statement at the same time as depreciation of the related assets, and are not included in the second line in the table above. Grants related to income are grants that compensate period expenses.

A government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attached to it, and that the grant will be received. For parts of the government grants related to assets there are some restrictions that must be complied with. Conditions for Sovello are to keep the fixed asset over a period of 5 years and to achieve a specified number of employees.

The European Commission has informed Sovello that it intends to re-examine the grounds for granting Sovello investment aid of up to EUR 30 million for the construction of the first and second plant. For more information see note 29.

22. OTHER OPERATING EXPENSES

(NOK IN THOUSAND)	2008	2007
Energy and water costs	519 284	401 514
Operating, service and maintenance costs	320 618	248 875
Operating lease expenses	42 341	21 502
Freight, postage & transportation	60 734	43 025
IT and telecommunication costs	75 481	47 172
Travel and entertainment costs	87 145	46 880
Insurance costs	49 959	52 831
Sales, marketing and advertising costs	26 440	24 655
Consultancy, temporary contract workers, and auditors fees	368 382	247 505
Own work capitalized on fixed assets	-152 882	-57 350
Loss/-gain on disposal of fixed assets	-4	3 553
Other*	268 339	83 657
Total other operating expenses	1 665 837	1 163 819

* Other includes cost reduction relating to the negative value of the long-term delivery contract of NOK 33 million in 2008 (NOK 35 million in 2007), see note 20.

(NOK IN THOUSAND)	2008	2007
Statutory audit fees	10 195	6 437
Other assurance services	1 342	590
Tax advisory services	375	300
Other non-audit services	260	645
Total auditor's remuneration	12 172	7 972

Amounts are exclusive of VAT.

Statutory audit fees contain: all procedures and work performed to ensure proper reporting and statutory audit, technical assistance with preparation of the reported figures and statutory financial statement, audit to be able to sign off tax papers (Norwegian specific mandatory work), and audit or agreed upon procedures for period accounts.

Other assurance services contain: all attestation services expected to be performed by the company's auditor due to legal requirements or requirements from third party including performance of agreed upon procedures for period accounts.

Tax advisory services contain: technical assistance with preparation of tax papers, guidance to the client to explain how the tax regulation/ tax law is to be understood, evaluation of chosen tax solutions, assistance when the client will file complaints to the tax authorities, and assistance if the client needs to report to the tax authorities, or needs to follow up any questions.

Other non-audit services contain: extended audit based request from the management or general assembly that will result in any attestation, counseling to ensure that the client is able to report a financial statement; i.e. assistance with technical issues, agreed-upon procedures, and all other eligible auditor services not included in any of the above.

23. SHARE-BASED COMPENSATION

The annual general meeting of REC ASA (AGM) approved May 19, 2008 a share option program for management and key personnel. In addition the AGM approved an employee share purchase program.

Share option program

71 employees were granted 638 464 options under the share option program for 2008. The program has a profit cap of one to two years fixed salary. The program is a six year program with a lock-up period in the first three years. The number of share options awarded is limited to a maximum profit gain in each calendar year of the exercising period relative to base annual salary effective at January 1 in the year of exercise. The profit gain is calculated as the difference between the exercise price and the market price at the time of exercise.

Fair values were estimated based on the Black-Scholes option price model. Expected volatility of 59 percent was based on historical volatility and comparison to other companies, no dividends are expected in the period and risk free interest rates were set to 4.9 - 5.3 percent. Expected lifetime of the 2008 option program was set to 3.5 years based on expectations that employees will exercise the options early due to the structure of the program, including annual profit cap, and the high volatility of the REC ASA share price. Average estimated vesting period is 3.2 years.

The total share option program should not at any time exceed one percent of the total number of outstanding shares, fully diluted.

		PER OPTION	PER SHARE	
	NO. OF OPTIONS	ESTIMATED FAIR VALUE AT GRANT DATE	AVERAGE EXERCISE PRICE	MARKET PRICE AT GRANT DATE
Outstanding at Jan 1, 2008	0			
Granted May 20, 2008	192 055	34	179	170
Granted June 2, 2008	425 955	30	179	152
Granted June 30, 2008	20 454	25	179	132
Forfeited in 2008	16 694	30	NA	NA
Exercised in 2008	0	NA	NA	NA
Expired in 2008	0	NA	NA	NA
Outstanding at Dec 31, 2008	621 770	NA	179	NA
Exercisable at Dec 31, 2008	0	NA	NA	NA

Weighted average remaining contractual life at December 31, 2008 is 5.6 years.

The share option expense recognized in 2008 was NOK 3.5 million. At year end 2008, total remaining estimated fair value not recognized was NOK 15.7 million. Calculation of social security tax is based on intrinsic value at end of the period.

Employee share purchase program

The program offered all employees in REC ASA and its subsidiaries to purchase shares up to a maximum market value of NOK 35 000 per employee with a discount of 15-20 percent. The number of shares allocated was 294 546 at a weighted average share price of NOK 69 on November 3, 2008. 33 percent of the employees participated in the program.

24. EMPLOYEE BENEFITS

(NOK IN THOUSAND)	2008	2007
Payroll	1 078 121	733 629
Bonus	98 618	74 930
Social security tax	123 396	84 425
Pension costs incl. social security tax	115 261	71 999
Other employee related costs	129 790	68 449
Total employee benefit expenses	1 545 186	1 033 432

The average number of permanent employees during 2008 measured in man-years was 2 171 (2007: 1 587). Number of permanent employees at December 31, 2008 was 2 418 (2007: 1 795). In addition the average number of permanent employees in Sovello AG during 2008 measured in man-years was 1 083 (2007: 828) and the number of permanent employees at December 31, 2008 was 1 164 (2007: 990).

Total loans and guarantees to employees amounted to NOK 16.8 million at December 31, 2008 of which NOK 15.1 million related to the Employee Share Purchase Program (ESPP). All REC employees were offered a 12-month interest free loan for the amount of shares each employee purchased in the 2008 ESPP, see note 23. The loans are repaid in 12 equal installments starting in November 2008. Total loans and guarantees to employees amounted to NOK 1.8 million at December 31, 2007.

25. FINANCIAL INCOME AND EXPENSES

(NOK IN THOUSAND)	2008	2007
Share of loss of associates*	-2 936	-45 465
Interest income for financial assets not at fair value through profit or loss	174 387	314 639
Other income from financial assets and liabilities	6 932	0
Total financial income not at fair value through profit or loss	181 319	314 639
Interest expenses for financial liabilities not at fair value through profit or loss	-253 553	-183 880
Capitalization of borrowing costs	226 038	121 011
Other expenses from financial assets and liabilities	-4 459	-694
Total financial expenses not at fair value through profit or loss	-31 974	-63 563
Net exchange gains/-losses	291 440	-345 737
Net gains/-losses on bank derivatives classified as held for trading (IAS 39)**	-1 858 352	171 814
Net gains/-losses on embedded derivatives classified as held for trading (IAS 39)	3 294 468	-642 032
Total net gains/-losses on derivatives classified as held for trading (IAS 39)**	1 436 116	-470 218
Impairment loss on investments in shares	-8 126	0
Impairment loss on other non-current receivables	-16 044	0
Total impairment financial assets	-24 170	0
Net financial items	1 849 795	-610 344

* Include impairment loss in 2007, see note 8.

** Include ineffective part of hedging instruments.

Borrowing costs capitalized and included in the cost of qualifying assets during 2008 were primarily related to REC Silicon (USA) and REC Wafer (Norway), at an effective interest rate of approximately five percent and six percent, respectively. For 2008, capitalization of borrowing costs has been limited to the total amount of external borrowing costs incurred for the parent company and subsidiaries during the year.

Borrowing costs capitalized and included in the cost of qualifying assets during 2007 were primarily related to REC Silicon (USA) at an effective interest rate of approximately seven percent. REC Wafer, REC Solar (Norway) and Sovello (Germany) also contributed with effective interest rates of approximately 5.5 percent.

26. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit/loss attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year, excluding treasury shares (see note 15).

(NOK IN THOUSAND)	2008	2007
Profit attributable to equity holders of the company (NOK in thousand)	3 064 233	1 333 459
Weighted average number of ordinary shares in issue (in thousand)	494 315	494 318
Basic earnings per share (NOK per share)	6.2	2.7

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

(NOK IN THOUSAND)	2008	2007
Diluted earnings per share (NOK per share)	6.2	2.7

27. DIVIDENDS PER SHARE

Due to the growth strategy and aggressive expansion plans the Board believes that the funds can be put into best use within the company, and therefore do not propose any dividends to be paid out to the shareholders for 2008 or 2007.

28. RESEARCH AND DEVELOPMENT

(NOK IN THOUSAND)	2008	2007
Research and development expenses	213 248	111 403

The research and development activities consist of continuous development of current production processes and equipment as well as next generation production technologies designed to reduce silicon cost, enhance quality while reducing wafer thickness, improve cell and module efficiency, and reduce production cost throughout the value chain.

29. COMMITMENTS, GUARANTEES, PLEDGES

The purchase obligation amounts consist of items for which the REC Group is contractually obligated to purchase from a third party at December 31, 2008 and 2007. For purchase of goods and services it has taken into account possibilities for termination of contracts, and these amounts only constitute the contracted minimum portion of the REC Group's expected future costs. Operating lease payments are shown in a separate table below. Repayment of debt, including finance leases, is shown in note 17.

The amounts presented in the table do not reflect the REC Group's expected future cash outflows on a stand-alone basis.

Contractual purchase obligations at December 31, 2008

	TOTAL FUTURE	DISTRIBUTION OF PAYMENTS					
(NOK IN THOUSAND)	PAYMENTS*	2009	2010	2011	2012	2013	AFTER 2013
Purchase of goods and services							
REC Silicon	1 902 693	675 191	417 379	232 804	74 671	73 929	428 718
REC Wafer	3 178 027	421 859	386 105	429 466	400 494	316 601	1 223 504
REC Solar	101 001	32 219	32 219	32 219	724	724	2 896
Sovello**	437 572	180 993	53 013	55 825	32 320	32 319	83 102
Other	2 969	828	815	793	530	2	1
Total purchase of goods and services	5 622 262	1 311 089	889 531	751 107	508 739	423 575	1 738 221
Capex – property, plant and equipment							
REC Silicon	1 117 920	1 099 009	18 911	0	0	0	0
REC Wafer	2 560 744	2 119 364	414 686	26 695	0	0	0
REC Solar	3 383 579	2 340 044	1 043 534	0	0	0	0
Sovello	120 166	120 166	0	0	0	0	0
Other	2 139 408	1 841 685	292 758	4 965	0	0	0
Total capex – property, plant and equipment	9 321 816	7 520 268	1 769 889	31 660	0	0	0
Total contractual obligations**	14 944 078	8 831 357	2 659 420	782 767	508 739	423 575	1 738 221

Contractual purchase obligations at December 31, 2007 ***

	TOTAL FUTURE	DISTRIBUTION OF PAYMENTS					
(NOK IN THOUSAND)	PAYMENTS*	2008	2009	2010	2011	2012	AFTER 2012
Purchase of goods and services							
REC Silicon	814 307	359 345	74 239	70 175	35 269	35 182	240 097
REC Wafer	2 413 354	367 855	236 100	195 200	198 600	204 500	1 211 100
REC Solar	81 719	61 422	7 617	7 612	724	724	3 620
Sovello**	95 524	95 524	0	0	0	0	0
Other	2 942	673	632	618	596	423	0
Total purchase of goods and services	3 407 846	884 819	318 588	273 605	235 189	240 829	1 454 817
Capex – property, plant and equipment							
REC Silicon	1 294 601	1 294 601	0	0	0	0	0
REC Wafer	1 940 474	1 277 444	663 030	0	0	0	0
REC Solar	322 430	322 430	0	0	0	0	0
Sovello	98 820	98 820	0	0	0	0	0
Total capex – property, plant and equipment	3 656 325	2 993 295	663 030	0	0	0	0
Total contractual obligations**	7 064 171	3 878 114	981 618	273 605	235 189	240 829	1 454 817

* Payments are undiscounted.

** Amounts do not include Sovello's committed purchases of polysilicon from the REC Group. Neither does it include REC's undertakings to contribute equity capital or subordinated loans to Sovello under certain scenarios, see below.

*** Contractual purchase of goods and services in REC Wafer has been adjusted downwards compared to the amounts previously reported in the note for 2007. The adjustment is to reflect that the table should include only the minimum committed payments, taking into account possible termination of contracts even if it is not probable. The adjustment has also reduced total purchase of goods and services and total contractual obligations in the table for 2007, as well as amounts referred in the text below.

The contractually committed minimum purchase of goods and services for REC Silicon include agreements that provide rights to the output of certain gases of specified facilities which are being constructed to serve the production needs associated with the expansions at the Moses Lake facility. At December 31, 2008 and 2007 it was concluded that these agreements include operating leases of the facilities. The estimated fair values of the commodity output elements of the contracts have been concluded to constitute the majority of the contractual payments. The lease portions are estimated to be nominal. The total payments included in the tables above for these contracts are NOK 590 million at December 31, 2008 and NOK 260 million at December 31, 2007. The plant III facility was completed in 2008 and the plant IV facility was not completed at December 31, 2008.

Certain property tax payments in REC Silicon are included whereby the company operates one of its facilities in an area designated by the taxing authorities as a special industrial financing district. The payments associated with these property taxes are expected to be made through the period ending December 31, 2022. The total undiscounted amounts of these payments were NOK 195 million and NOK 170 million at December 31, 2008 and 2007, respectively.

The contractually committed minimum purchase of goods and services for REC Wafer include NOK 2 087 million at December 31, 2008 (NOK 2 139 million at December 31, 2007) for cost plus capacity contracts for recycling of exhausted slurry and mixing and supply of slurry at production facilities located at REC Wafer's sites in Norway. At the end of 2007, REC Wafer entered into new agreements for the expansions in Glomfjord and Herøya, and an extension of the first contract. The estimated fair values of the goods and services (non-lease elements) of the first contract are included in the tables above with a total of NOK 350 million at December 31, 2008 and NOK 385 million at December 31, 2007. The estimated fair values of the lease components of the first capacity contract are included in the operating lease table below and as finance lease liabilities in note 17. The minimum term of the two new contracts are ten years and the first contract has been extended to thirteen years. All three capacity contracts for slurry are based on a cost-plus principle in which the vendor obtains coverage of investments and expenses within specified limits. The exact amounts of the investments related to the two new contracts entered into at the end of 2007 will not be known before the completion of the construction, which originally were expected to be in the middle of 2008 and the beginning of 2009 for the respective contracts but at December 31, 2008 are expected to be completed at June 30, 2009. The payments for coverage of the vendors operating expenses may change according to the output and efficiency of the production process. In the tables above for December 31, 2008 and 2007, the total estimated minimum payment obligations for the two new capacity contracts are included with NOK 1 737 million at December 31, 2008 and NOK 1 754 million at December 31, 2007. These total payment obligations include the estimated minimum contractual payments for the lease components and for the goods and services to be received.

Capex is capital expenditure; purchase of assets that are to be capitalized and used for more than one period. Contractually committed capex at December 31, 2008 was primarily related to the expansion in Singapore, the expansion projects in the USA and the wafer plants at Herøya and Glomfjord. Contractually committed capex at December 31, 2007 was primarily related to the expansion of the wafer plants and the expansion projects in the USA. In addition to contractually committed capex, the REC Group had approved capex of approximately NOK 8.5 billion at December 31, 2008, of which approximately NOK 5.5 billion is expected to be paid in 2009 and the remaining primarily in 2010.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows at December 31

(NOK IN THOUSAND)	2008	2007
Not later than 1 year	34 476	24 487
Later than 1 year but not later than 5 years	97 619	80 840
Later than 5 years	36 340	39 363
Total	168 435	144 690

The operating leases at December 31, 2008 and 2007 were primarily related to a production building for REC ScanCell, the lease of the corporate headquarters and the production building for the first contract for recovery of slurry in REC Wafer as described above.

Contractual sales

REC Silicon and REC Wafer had a remaining external long-term contract portfolio with a total value of approximately NOK 65 billion at December 31, 2008 (calculated based on exchange rates at December 31, 2008 and includes all sales to Sovello). Approximately NOK 11 billion of the total NOK 65 billion contract portfolio is scheduled for delivery in 2009 and approximately NOK 13 billion in 2010. The remaining contract portfolio of approximately NOK 41 billion refers to deliveries scheduled in 2011-2015. Parts of the contract values are either secured with bank guarantees or up-front payments.

With regard to the total take-or-pay contracts, some adjustments in the take-out volumes can be made for a given year provided that sufficient prior notice has been given. Beyond this, customers have little flexibility to adjust volumes. For the silane gas contracts in REC Silicon, complexities in storing silane gas require certain flexibility in administering contract terms. Actual shipments cannot disregard fluctuation in market demand and actual merchant market consumption.

For 2009, most of the expected production of REC Wafer and REC Silicon is contractually committed to be sold to external customers or used internally. For 2009, more than 70 percent of the expected production of REC Wafer is contractually committed to be sold to external customers. This external contract coverage is expected to be reduced to more than 50 percent in 2010. The corresponding amounts for REC Silicon are more than 40 percent for both years, including all sales to Sovello.

Contracted external sales and the planned increases in own use depend on successfully building up new capacity. The figures are based on already approved capacity expansions at the existing sites, excluding Singapore, and reflect facts and assumptions at December 31, 2008.

For REC Wafer, the contracts entered into in 2006 - 2008 contain the right for both the customer and REC Wafer to reduce deliveries for the following year by up to ten percent without this being considered a breach of contract. In addition, in the event of a lack of raw materials, REC Wafer has the right on a pro rata basis to reduce deliveries.

Sales contracts for polysilicon contain rights for both the customer and REC Silicon to reduce deliveries for the following year by up to ten percent dependent on the individual contract, without this being considered a breach of contract. However, REC Silicon will in most cases where the volume is unspecified have to make up for such volumes later. In addition, if production problems should occur due to force majeure, REC Silicon has the right on a pro rata basis to reduce deliveries. The delays in production from the new production plant in Moses Lake will lead to pro rated reductions in deliveries to the three customers impacted by this delay: Sovello AG, REC ScanWafer AS and REC SiTech AS. For REC Silicon's existing delivery contract to Sovello, the up-front payment of USD 42 million and remaining part of the USD 33 million pre-payment shall be repaid if REC Silicon cannot fulfill its obligations under the contract. For the silane gas contracts in REC Silicon, complexities in storing silane gas require certain flexibility in administering contract terms. Actual shipments cannot disregard fluctuation in market demand and actual merchant market consumption.

Guarantees, pledges and undertakings

Purchased bank guarantees that are not secured by assets of the REC Group are not included in the information below.

REC ASA and its subsidiaries have restrictions under the existing credit facilities for providing financial support to third parties, including the making of any (whether actual or contingent) loans, credit or guarantee, indemnity or other assurance against financial loss to or for the benefit of any person, or otherwise voluntarily assume any liability in respect of any obligation of any other person. The credit facilities also contain negative pledge clauses, see note 17.

2008

REC ASA and the other two shareholders of Sovello have provided undertakings to external banks for any additional capital need for completion of construction of Sovello's third plant in event of cost overruns or non-compliance with financial loan covenants and for any loss of investment grants for Sovello (see below). See also note 17 regarding Sovello's breach of loan covenants and note 31 for related parties transactions with Sovello. According to the agreement, the EUR 30 million guarantee REC ASA provided in 2007 was terminated in 2008.

Sovello had at December 31, 2008 recognized investment grants of EUR 66 million (100 percent figure for Sovello) of which EUR 28 million had been received in cash. A syndicate of banks has advanced as a bridge financing most of the remaining EUR 38 million grants receivable. In the undertaking signed individually by all the three shareholders of Sovello in relation to Sovello's EUR 193 million syndicated loan agreement, the shareholders have an obligation to contribute additional equity capital or subordinated loans, in the amount of 33.33 percent each of the amount by which the investment grants are not granted in the projected amounts or are required to be repaid. REC's 33.33 percent of the total investment grants amounted to EUR 22 million at December 31, 2008.

Payments of the grants to Sovello are dependent on an EU approval process and that funds are available. The European Commission informed Sovello in the first half of 2008 that it intended to re-examine the grounds for granting Sovello investment aid of up to EUR 30 million for the construction of the first and second plant. After careful review, and supported by external advice, Sovello believes that it qualifies for the investment grants in question. Consequently, no provisions have been recognized for this issue.

Sovello has provided collateral for its bank loans (carrying value at December 31, 2008 of EUR 40 million for REC's 33.33 percent share) by way of security of non-current and current assets, with carrying values of EUR 132 million at December 31, 2008 (REC's 33.33 percent share).

REC Silicon has through an external bank issued letters of credit available to provide credit enhancement and has provided liquidity support for certain purchase agreements. REC Silicon has pledged inventory, receivables and other deposit accounts with the bank in relation to a USD 19 million Letter of Credit Facility under which letters of credit for USD 12 million have been issued at December 31, 2008. The carrying value of total inventory, receivables and other deposits pledged was USD 331 million at December 31, 2008. REC Silicon has pledged USD 18 million at December 31, 2008 of assets that are held as certificate of deposits (reported as restricted bank accounts in the balance sheet and in note 14) for certain property tax payments described above as part of contractual payment obligations.

Government grants with remaining value of SEK 8 million at December 31, 2008 are secured by the total assets of REC ScanModule AB. The carrying amount of total assets of REC ScanModule AB was SEK 1.2 billion at December 31, 2008.

2007

At December 31, 2007 REC ASA had provided a financial guarantee limited to EUR 30 million for bank financing of Sovello's second plant. Sovello had at December 31, 2007 recognized investment grants of EUR 57 million (100 percent figure for Sovello) of which EUR 28 million had been received in cash. A syndicate of banks has advanced as a bridge financing most of the remaining EUR 29 million grants receivable. In the Guarantee and Undertaking signed individually by all the three shareholders of Sovello in relation to Sovello's EUR 142 million syndicated loan agreement, the shareholders have an obligation to contribute additional equity capital, in the amount of 33.33 percent each of the amount by which the investment grants are not granted in the projected amounts or are required to be repaid. REC's 33.33 percent of the total investment grants amounted to EUR 19 million at December 31, 2007.

Sovello's bank loans of EUR 37 million (REC's 33.33 percent share) are secured by assets with carrying amounts in Sovellos balance sheet of EUR 70 million at December 31, 2007 (REC's 33.33 percent share).

REC Silicon has pledged inventory, receivables and other deposit accounts with the bank in relation to a USD 8 million Letter of Credit Facility under which letters of credit for USD 6.8 million have been issued at December 31, 2007. The carrying value of total inventory, receivables and other deposits pledged was USD USD 109 million at December 31, 2007. REC Silicon has pledged USD 20.1 million at December 31, 2007 of assets that are held as certificate of deposits (reported as part of the restricted bank accounts in the balance sheet and in note 14) for certain property tax payments described above as part of contractual payment obligations.

Government grants with remaining value of SEK 12 million at December 31, 2007 are secured by the total assets of REC ScanModule AB. The carrying amount of total assets of REC ScanModule AB was SEK 408 million at December 31, 2007.

30. OTHER INFORMATION FINANCIAL INSTRUMENTS

Refer also to note 3 financial risk management.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Group's financial instruments are based on market prices and the valuation methodologies described below.

Interest bearing financial liabilities and finance receivables

None of the REC Group's interest bearing liabilities has market quotes. The interest-bearing liabilities under the 2006 credit facility have floating interest rates based on LIBOR plus a margin depending on the ratio of net interest bearing debt to EBITDA. This ratio is regarded as an adjustment for credit risk based on the margins in the market at the time the credit facilities were established. At December 31, 2007, the margins were estimated to equal the margins in the market, and consequently the fair values of floating rate liabilities were assumed to be equal to the carrying amounts. During 2008, the credit margins in the market have increased considerably, primarily due to the financial turmoil. At December 31, 2008 there is limited visibility for market values of liabilities similar to REC's, and REC believes that the market is negatively affected by the financial crises worldwide and there are few comparable transactions. REC entered into agreements for new credit facilities at the end of September 2008 that management believes provide a basis for estimating market margins for REC. Management believes the margins in the market have increased further subsequent to entering into the new credit facilities.

Fair value for fixed rate liabilities, finance lease liabilities and finance receivables are calculated using estimated interest rates at the balance sheet dates for similar liabilities. The same difficulties and uncertainties as discussed above are present for these.

Derivatives

Fair values of foreign currency forward contracts (including embedded derivatives) and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted forward rates as of December 31, 2008 and 2007, respectively. Option elements in flexible and participating forward contracts are valued using appropriate option pricing models. See note 3.2 for further description. All these derivatives are recognized in the balance sheet at estimated fair values.

REC Solar AS owns 20 percent of Mainstream Energy Inc. see note 8. Under the agreement between REC and the other shareholders of Mainstream Energy, call options for REC and put options for the other shareholders (put options effective only if REC has majority) may increase REC's shareholding in future years. The specific terms and conditions in any subsequent transactions are dependent on the future performance of Mainstream Energy. The number of shares that can be exercised under the call and put options are interrelated and will

consequently vary according to if and when the options are exercised. Based on the structure, complexity and interdependency of the put and call options, REC's preliminary view is that the options cannot be separated and reliably fair valued.

Trade and other receivables and payables

Discounting is not considered to have material effect on trade and other receivables and payables, and they are assumed to be equal to the carrying amount.

Equity securities available for sale

The REC Group only has a limited amount of unlisted shares and fair values are assumed to be equal to the carrying amounts. Companies that are consolidated in the REC Group, proportionally consolidated or accounted for by using the equity method, are not included in the table below.

Cash and cash equivalents and restricted bank accounts

All cash and cash equivalents and restricted bank accounts have floating interest rates. Fair values are assumed to be equal to the carrying amounts.

Estimated fair values of financial instruments at December 31

	2008		2007	
(NOK IN THOUSAND)	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
Cash and bank (incl. restricted bank accounts)	623 010	623 010	6 156 342	6 156 342
Trade receivables	1 149 493	1 149 493	693 838	693 838
Other non-current and current receivables	709 102	709 102	281 486	281 486
Finance receivables and short-term loans	441 829	434 440	179 850	176 914
Shares available for sale	2 306	2 306	1 237	1 237
Derivatives - assets	2 810 349	2 810 349	92 918	92 918
Derivatives - liabilities	-1 902 327	-1 902 327	-706 363	-706 363
Payables and accrued cost	-3 305 462	-3 305 462	-1 533 843	-1 533 843
Provisions and other obligations	-201 235	-201 235	-41 758	-41 758
Interest bearing liabilities	-6 595 348	-6 377 312	-2 796 572	-2 825 395
Total	-6 268 283	-6 057 636	2 327 135	2 295 376

The table above does not include prepayments and a negative value of a delivery contract. Prepayments are not defined as financial instruments. Prepayments include prepaid costs (see note 12), prepaid capital expenditure (see the consolidated balance sheet) and non-current prepaid costs. In addition prepayments related to deliveries from REC Silicon are reported as current and non-current prepayments, interest calculation (see the consolidated balance sheet and note 17). These liabilities are not to be repaid in cash, unless REC Silicon is not able to deliver according to the agreements. The negative value of a delivery contract of NOK 65 million at December 31, 2008 and NOK 82 million at December 31, 2007 is included as other obligations in the balance sheet but is per definition not a financial liability (see note 20). The table does not include any amounts related to the loan and credit facility established in June and September 2008, except up-front fees etc. as no amounts were drawn under these arrangements at December 31, 2008.

Contractual maturities of financial liabilities

Information on contractual maturities of financial liabilities is found in note 11 for derivatives, note 17 for borrowings and note 20 for provisions. All current liabilities are expected to be paid within one year from the balance sheet dates. In addition, REC ASA has granted a loan commitment of EUR four million that Sovello can draw at any time, and has provided undertakings to Sovello's banks, see note 31.

Credit risk

The maximum credit risks related to financial instruments at December 31 are estimated in the table below

	2008		2007	
(NOK IN THOUSAND)	CARRYING AMOUNT	MAX. EXPOSURE	CARRYING AMOUNT	MAX. EXPOSURE
Cash and bank (incl. restricted bank accounts)	623 010	623 010	6 156 342	6 156 342
Trade receivables	1 149 493	1 149 493	693 838	693 838
Other non-current and current receivables	709 102	709 102	281 486	281 486
Finance receivables and short-term loans	441 829	441 829	179 850	179 850
Embedded derivatives - assets	2 732 438	2 732 438	0	0
Other derivatives - assets	77 911	77 911	92 918	92 918
Guarantees, loan commitment - Sovello*	0	26 307	0	238 830
Total	5 733 783	5 760 090	7 404 434	7 643 264

* Not included undertakings REC has to Sovello's banks, see note 31.

Overall, management's judgment is that REC's credit risk is limited, but the financial turmoil in the second half of 2008 has reduced the visibility related to future performance and development of REC's counterparties and consequently has increased the risk.

REC Group's trade receivables are primarily from a limited number of wholesale customers in the solar, silicon gases and electronic industry in Europe (especially Germany), USA and Asia. Policies are in place to ensure that sales of products are only made to customers with an appropriate credit history in combination with requirements for various payment guarantees or prepayments and to some extent credit insurance. Some of the trade receivables at December 31, 2008 and 2007 were overdue. However, the credit quality of trade receivables at December 31, 2008 and 2007 was regarded as good and the REC Group has experienced minimal losses on receivables.

A large part of other receivables are receivables for taxes and grants payable by governments and are regarded to have a low credit risk.

Finance receivables are primarily unsecured loans to related parties and to a vendor. The largest amount at year-end 2008 is REC ASA's loans to Sovello AG by NOK 300 million ((2/3 of EUR 45.7 million) (NOK 159 million in 2007). 1/3 is reported as REC Group internal and eliminated on proportional consolidation). It also includes NOK 140 million in loans and receivables from a vendor at December 31, 2008 (NOK 8 million in 2007). It also includes NOK 2 million as the carrying amount of a convertible loan to CSG Solar AG at December 31, 2008 (NOK 13 million in 2007). An impairment loss was recognized on the loan and on shares in CSG in 2008, see note 25. The REC Group's equity investment in CSG was considered impaired at year-end 2007, but the convertible loan was at that time not impaired.

Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. Positive values in embedded derivatives relate to contractually committed future sales of wafers. Parts of the long term contracts are secured by bank guarantees from high-credit-quality banks and/or prepayments.

Interest rate sensitivity

All interest bearing assets and liabilities are accounted for at amortized cost, except for derivatives. The cross currency interest rate swaps carry variable interest rates. Sovello's interest rate swaps are limited amounts. Consequently, a change in interest rates will have a marginal effect on the values of financial instruments in the balance sheet.

A change in market interest rates will affect the interest payments on interest bearing liabilities, cash and cash equivalents and restricted bank accounts. The net effect of a one percentage point increase (decrease) in interest rates is estimated to increase (decrease) net interest costs for the year by NOK 50 million calculated on outstanding amounts at December 31, 2008. The same calculation at December 31, 2007 was an increase (decrease) in net interest income of approximately NOK 40 million. These calculations are not adjusted for capitalization of borrowing costs.

Exchange rate sensitivity

The REC Group has estimated the effect on financial assets and financial liabilities of a 10 percent change in currencies other than the entities functional currencies at December 31, 2008 and 2007. The REC Group has no single functional currency, and the effects are calculated for each entity in its functional currency, converted to NOK using the exchange rates at December 31, 2008 and 2007, respectively. The calculations include intercompany receivables and payables. It excludes net investments in subsidiaries, joint ventures and associates but includes receivables that are regarded as a part of net investments in foreign entities. The estimated effects of increase and decrease in foreign exchange rates differs for bank derivatives, primarily flexible and participating forwards because these derivatives include an option element within predetermined bands of currency rates.

"Total to equity" is an estimate of the effect that could affect equity through the consolidated statement of recognized income and expenses excluding effects to profit or loss. It also excludes translation differences on net investments in foreign currencies, except receivables regarded as a part of the net investments. Exchange rate effects on derivatives that are designated and qualify for hedge

accounting and on a USD 140 million loan to REC Silicon that is regarded as a part of the net investment is estimated to be recognized to equity, based on the facts and circumstances at December 31, 2008 and 2007. In the calculation it has been assumed that all changes in fair values of derivatives that are designated and qualify as hedge accounting at December 31, 2007 are recognized to equity with no ineffectiveness to profit or loss. At December 31, 2008 the hedge designation has been revoked and all changes in fair values will affect profit or loss.

The calculation should not be viewed as an estimate of what the effects could be for the financial year for changes in currency rates. This is, among other things, due to the fact that the amounts of financial instruments in foreign currencies may change during the year at the same time as changes in currency rates may occur unevenly throughout the year. If there is a change in the amounts of derivatives that are designated and qualify for hedge accounting compared to December 31, more or less effects would be recognized to equity versus profit or loss.

The tables below show an estimate of the effects of a ten percent change in foreign currencies compared to functional currencies for each entity and totaled to arrive at the estimated effects for the REC Group.

Exchange rate sensitivity on financial instruments at December 31, 2008

	CHANGE +10% COMPARED TO FUNCTIONAL CURRENCIES				
(NOK IN THOUSAND)	EUR	USD	SGD	OTHER	TOTAL
Financial assets and liabilities					
Financial assets	68	796 410	-198 269	14 901	613 109
Financial liabilities	-104 069	-463 509	10 587	-30 280	-587 270
Net excluding derivatives	-104 001	332 901	-187 683	-15 379	25 839
Derivatives					
Bank derivatives	-732 635	-655 399	29 763	9 394	-1 348 877
Embedded derivatives	0	1 763 228	0	0	1 763 228
Net derivatives	-732 635	1 107 829	29 763	9 394	414 351
Total	-836 636	1 440 730	-157 920	-5 984	440 190
Of which to equity					
USD receivable as part of net investment	0	97 985	0	0	97 985
Derivatives hedge accounting	0	0	0	0	0
Total to equity	0	97 985	0	0	97 985
Rest is to P&L	-836 636	1 342 746	-157 920	-5 984	342 206

Exchange rate sensitivity on financial instruments at December 31, 2008

	CHANGE -10% COMPARED TO FUNCTIONAL CURRENCIES				
(NOK IN THOUSAND)	EUR	USD	SGD	OTHER	TOTAL
Financial assets and liabilities					
Financial assets	-68	-796 410	198 269	-14 901	-613 109
Financial liabilities	104 069	463 509	-10 587	30 280	587 270
Net excluding derivatives	104 001	-332 901	187 683	15 379	-25 839
Derivatives					
Bank derivatives	677 236	613 382	-27 057	-8 540	1 255 470
Embedded derivatives	0	-1 763 228	0	0	-1 763 228
Net derivatives	677 236	-1 149 397	-27 057	-8 540	-507 758
Total	781 237	-1 482 298	160 626	6 838	-533 597
Of which to equity					
USD receivable as part of net investment	0	-97 985	0	0	-97 985
Derivatives hedge accounting	0	0	0	0	0
Total to equity	0	-97 985	0	0	-97 985
Rest is to P&L	781 237	-1 384 313	160 626	6 838	-435 612

Exchange rate sensitivity on financial instruments at December 31, 2007

(NOK IN THOUSAND)	CHANGE +10% COMPARED TO FUNCTIONAL CURRENCIES			
	EUR	USD	OTHER	TOTAL
Financial assets and liabilities				
Financial assets	62 301	399 751	86	462 138
Financial liabilities	−39 053	−98 316	−13 415	−150 784
Net excluding derivatives	23 248	301 435	−13 329	311 354
Derivatives				
Bank derivatives	−509 037	−106 967	16 148	−599 856
Embedded derivatives	0	748 621	0	748 621
Net derivatives	−509 037	641 653	16 148	148 764
Total	−485 789	943 088	2 819	460 117
Of which to equity				
USD receivable as part of net investment	0	75 754	0	75 754
Derivatives hedge accounting	−427 477	−4 221	0	−431 698
Total to equity	−427 477	71 533	0	−355 944
Rest is to P&L	−58 312	871 555	2 819	816 062

Exchange rate sensitivity on financial instruments at December 31, 2007

(NOK IN THOUSAND)	CHANGE −10% COMPARED TO FUNCTIONAL CURRENCIES			
	EUR	USD	OTHER	TOTAL
Financial assets and liabilities				
Financial assets	−62 301	−399 751	−86	−462 138
Financial liabilities	39 053	98 316	13 415	150 784
Net excluding derivatives	−23 248	−301 435	13 329	−311 354
Derivatives				
Bank derivatives	524 916	9 216	−50 516	483 616
Embedded derivatives	0	−748 621	0	−748 621
Net derivatives	524 916	−739 405	−50 516	−265 005
Total	501 668	−1 040 840	−37 187	−576 359
Of which to equity				
USD receivable as part of net investment	0	−75 754	0	−75 754
Derivatives hedge accounting	365 930	−75 070	0	290 860
Total to equity	365 930	−150 824	0	215 106
Rest is to P&L	135 738	−890 016	−37 187	−791 465

31. RELATED PARTY TRANSACTIONS

The REC Group has related party relationships with its subsidiaries, associates, joint ventures and with its Group management and Board of Directors and principle shareholders. Transactions with subsidiaries are eliminated on consolidation.

The principle shareholders in REC ASA that had significant influence over the REC Group at year-end 2008 and 2007 were Elkem AS and Orkla ASA. Orkla ASA is the ultimate owner of Elkem AS, and their combined ownership interests at year-end 2008 and 2007 were 39.7 percent.

Good Energies Investments B.V. was a related party due to ownership of REC ASA shares up to February 2007, when it sold all its REC ASA shares. Its ownership interest was 34.4 percent at year-end 2006. Hafslund Venture AS was a related party due to ownership of REC ASA shares up to the end of March 2007, when it reduced its ownership interest. Its ownership interest was 21.3 percent at year-end 2006. The ultimate parent companies of theses shareholders at the relevant points in time were: Good Energies Investment BV was owned by COFRA Holding Aktiengesellschaft (Switzerland); and Hafslund Venture AS was owned by Hafslund ASA (Norway).

In 2007, the REC Group purchased goods and services from Elkem AS for NOK 5 million. Besides this, in 2008 and 2007, the REC Group had insignificant purchase/sales from/to related parties in the normal course of business except as described below.

Amounts below in NOK are calculated at average exchange rates for profit or loss items and at year-end exchange rates for balance sheet items.

Key management compensation etc.
Group management and Board of Directors' compensation, ownership of REC ASA shares and options and loan agreements are shown in note 16.

Joint venture
Sovello AG (formerly EverQ GmbH) became a jointly controlled entity at December 19, 2006. At the end of 2007, REC ASA contributed additional equity capital to Sovello. See note 9.

2008
Sale of polysilicon from REC Silicon to Sovello amounted to NOK 222 million (USD 39.3 million), of which NOK 2 million (USD 0.3 million) was outstanding at year-end. At the end of 2008, REC Silicon and Sovello agreed that the USD 45 million part of the USD 87 million prepayment made in 2007 should no longer be restricted. USD 12.4 million was repaid to Sovello in order to allow sourcing of polysilicon from other sources than REC to compensate for the delayed start-up of Plant III (FBR), leaving total prepayments of USD 74.6 million.

REC ASA and the two other shareholders have provided shareholders' loans, subordinated to the bank loans, loan commitments and guarantees to Sovello and undertakings to external banks relating to Sovello. At year-end 2008, REC ASA had outstanding shareholder's loans to Sovello of NOK 450 million (EUR 45.7 million) and a loan commitment of NOK 39 million (EUR 4 million). Of the loans, NOK 411 million (EUR 41.7 million) is due to be repaid at December 31, 2009, but it may be prolonged in the case an IPO has not been conducted with proceeds to Sovello sufficient to repay all shareholders' loans. During 2008, according to the agreement, the EUR 30 million guarantee provided in 2007 was terminated. During 2008, Sovello paid NOK 18 million (EUR 2.2 million) to REC ASA as interest and guarantee fees.

REC ASA and the other two shareholders have provided undertakings to external banks for additional capital need, including for completion of construction of the third plant in case of cost overruns or non-compliance with financial loan covenants and for any loss of investment grants. See also note 17 regarding Sovello's breach of financial loan covenants and note 29 regarding the European Commission's intention to re-examine the grounds for granting Sovello investment aid.

2007
During 2007, the REC Group sold goods and services to Sovello for NOK 56 million and had receivables on Sovello related to these deliveries of NOK 5 million at December 31, 2007.

In 2007, REC ASA provided a guarantee limited to EUR 30 million for Sovello's bank borrowings for a guarantee premium of 0.75 percent pro anno and recognized guarantee fee of NOK 1.2 million in 2007. A guarantee of NOK 74 million provided in 2006 was terminated.

At December 31, 2007, REC ASA had outstanding loans to Sovello of NOK 239 million (EUR 30 million), and received interest income of NOK 12.6 million on these loans in 2007.

In 2006, Sovello and the REC Group entered into a long term agreement for supply of polysilicon from REC Silicon to Sovello that also incorporated and replaced a supply agreement from 2005. As a part of the agreement, in May 2007 Sovello made prepayments of a total

of USD 87 million and has also paid interest of USD 0.3 million due to late payment. The prepayments shall not be repaid in cash if REC Silicon delivers polysilicon under the agreement, but will be recognized as a part of the revenues from the sale of polysilicon. Of the prepayments, USD 45 million plus interest was held as restricted bank account, see note 14.

Associates

In April 2008, REC Solar AS acquired a 20 percent ownership interest in Mainstream Energy Inc. Under the agreement between REC Solar AS and the other shareholders of Mainstream Energy Inc., call and put options (put options effective only if REC Solar AS has majority) may increase REC Solar AS's shareholding in future years. The specific terms and conditions in any subsequent transactions are dependent on the future performance of Mainstream Energy. The number of shares that can be exercised under the call and put options are interrelated and will consequently vary according to if and when the options are exercised. In the second half of 2008, REC ScanModule AB made sales of modules of NOK 101 million to REC Solar Inc. and AEE Solar Inc. (USA), subsidiaries of Mainstream Energy Inc., of which NOK 47 million was outstanding at year-end 2008.

The Norwegian companies Si Pro AS and Meløy Bedriftsservice AS, located at Glomfjord (Norway) are associates of REC (owned by REC ScanWafer AS and REC SiTech AS). During 2008, the REC Wafer segment purchased goods and services for NOK 33 million and NOK 17 million, respectively, of which in total NOK 5 million was outstanding at year-end 2008. Total purchases from these companies in 2007 amounted to NOK 31 million, of which in total NOK 2 million was outstanding at year-end 2007.

CSG Solar AG was an associated company and a related party up to February 1, 2008 when REC reduced its ownership by not participating in full in a capital increase of CSG Solar AG. In July 2007, REC ASA provided a convertible loan to CSG Solar AG of EUR 2 million, of which EUR 0.4 million is reported as equity contribution. Interest of NOK 0.5 million was in 2007 accrued and added to the loan.

32. EVENTS AFTER THE BALANCE SHEET DATE

No events after the balance sheet date December 31, 2008 and up to the time these financial statements have been approved for issue have been identified that require disclosure.

BALANCE SHEET (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
ASSETS			
Non-current assets			
Intangible assets	D	39 286	7 447
Deferred tax assets	J	0	1 044
Property and equipment	C	15 445	50 128
Shares in subsidiaries	H	2 267 699	1 187 202
Non-current interest bearing receivables from subsidiaries		8 681 697	2 361 563
Shares in jointly controlled entity and associate	I	420 623	429 171
Non-current interest bearing receivables from jointly controlled entity and associate		450 396	251 441
Other investments	I	123 497	70
Total investments		11 943 912	4 229 447
Other receivables		1 865	0
Total non current assets		12 000 508	4 288 066
Current assets			
Group account system, subsidiaries	O	6 803 850	1 080 072
Trade receivables from subsidiaries		42 710	13 544
Trade receivables from others		414	297
VAT and other taxes		0	10 759
Receivables on group contributions from subsidiaries		787 000	665 000
Other receivables from subsidiaries		92 698	84
Other receivables from jointly controlled entity and associate		0	550
Accrued revenues from subsidiaries		46 590	19 262
Other receivables		7 285	16 445
Derivatives, internal	L	1 358 282	0
Derivatives, external	L	69 360	29 548
Total current receivables		9 208 189	1 835 561
Cash and cash equivalents	B	227 476	5 569 796
Total current assets		9 435 665	7 405 357
Total assets		21 436 173	11 693 423

00117

BALANCE SHEET (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
EQUITY & LIABILITIES			
Shareholders equity			
Share capital	K	494 315	494 315
Treasury shares	K	-2	0
Share premium reserve	K	8 265 784	8 265 784
Contributed capital	K	283 056	283 056
Total paid in capital		9 043 153	9 043 155
Other equity and retained earnings	K	1 797 868	804 647
Total shareholders equity		10 841 021	9 847 802
Non-current liabilities			
Interest bearing liabilities to financial institutions	G	4 945 091	1 559 240
Retirement benefit obligations	E	19 553	12 114
Deferred tax liabilities	J	55 188	0
Non-current provisions		0	7 500
Total non-current liabilities		5 019 832	1 578 854
Current liabilities			
Trade payables to subsidiaries		1 173	752
Group account system, subsidiaries	O	3 295 274	0
Trade payables to others		17 885	43 970
Current tax liabilities	J	280 692	169 581
Social security, VAT and other taxes		7 115	4 378
Current provisions		1 410	3 151
Other current liabilities		34 871	20 692
Derivatives, internal	L	41 537	0
Derivatives, external	L	1 895 363	24 243
Total current liabilities		5 575 320	266 767
Total liabilities		10 595 152	1 845 621
Total equity and liabilities		21 436 173	11 693 423

Sandvika, March 23, 2009
Board of Directors


Ole Enger
Chairman of the Board


Marcel Egmond Brenninkmeijer
Member of the Board


Tore Schiøtz
Vice Chairman of the Board


Roar Engeland
Member of the Board


Susanne Elise Munch Thore
Member of the Board


Line Geheb
Member of the Board


Inger Johanne Solhaug
Member of the Board


Rolf B. Nilsen
Member of the Board


Christian Berg
Member of the Board


Are Gløersen
Deputy member of the Board


Jørn Mobæk
Member of the Board


Unni Kristiansen
Deputy member of the Board


Erik Thorsen
President & CEO

INCOME STATEMENT (NGAAP)
REC ASA

AT DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
Revenues from subsidiaries		71 945	28 319
Total revenues		71 945	28 319
Employee benefit expenses	E	-96 496	-77 192
Other operating expenses	F	-90 473	-74 617
Depreciation and amortization	C	-3 279	-3 018
Operating loss (EBIT)		-118 303	-126 508
Group contributions from subsidiaries		787 000	665 000
Interest income, internal		217 334	51 545
Interest income, external		379 365	421 214
Interest expenses		-158 873	-111 802
Other financial expenses		-3 172	-3 763
Currency gains/-losses		726 871	-458 647
Net gains on internal derivatives	L	78 060	0
Net gains/-losses on external derivatives	L	-525 858	137 155
Impairment loss financial assets	I	-26 318	-73 336
Profit before taxes		1 356 106	500 858
Income tax expense	J	-366 412	-161 317
Profit for the year		989 694	339 541
Profit for the year is distributed as follows			
Other equity	K	989 694	339 541
Total distributed		989 694	339 541

00119

STATEMENT OF CASH FLOW (NGAAP)
REC ASA

YEAR ENDED DECEMBER 31 (NOK IN THOUSAND)	NOTES	2008	2007
Cash flow from operating activities			
Profit before tax		1 356 106	500 858
Taxes paid		-199 067	-75 605
Depreciation and amortization		3 279	3 018
Impairment loss financial assets		26 318	73 336
Changes in trade receivables		-141 559	202 292
Changes in trade payables		397	25 098
Effects of group contributions		-122 000	-254 516
Currency effects not cash flow or not related to operating activities		-509 212	452 471
Change in derivatives		514 563	22 928
Changes in other accrued income and expenses		7 426	8 152
Net cash flow from operating activities		936 251	958 032
Cash flow from investing activities			
Cash payment for shares		-1 083 676	-82 028
Payment finance receivables		-4 871 943	-1 101 530
Net change group account system		-2 722 069	-339 842
Purchase of equipment and intangible assets		-44 731	-43 460
Proceeds from sale of property and equipment		36 795	0
Net cash flow from investing activities		-8 685 624	-1 566 860
Cash flow from financing activities			
Repayment of borrowings		-1 143 900	-225 190
Proceeds from borrowings		3 632 358	0
Repayment of equity/treasury shares		-2	-916
Net cash flow from financing activities		2 488 456	-226 106
Effect on cash and cash equivalents of changes in foreign exchange rates		-81 403	-298 544
Net change in cash and cash equivalents		-5 342 320	-1 133 478
Cash and cash equivalents at January 1	B	5 569 796	6 703 274
Cash and cash equivalents at December 31	B	227 476	5 569 796

Net change group account system is presented net because of high turnover and large amounts.

INDEX OF THE FINANCIAL STATEMENT NOTES
REC ASA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
REC ASA

A. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND GENERAL

REC ASA is a holding company and contains parts of the Group management, corporate functions, corporate research and development, a corporate project management organization and the REC Group's inhouse bank. These activities were scaled up during 2008 and 2007 due to increased activity and complexity of the REC Group. With effect from January 1, 2008, parts of the research and development and the business development departments were transferred to REC Solar AS. Revenues comprise sales of Group services to REC subsidiaries, primarily on a cost plus basis.

The financial statements of REC ASA have been prepared in compliance with the Norwegian Accounting Act and Norwegian generally accepted accounting principles in effect at December 31, 2008. The functional and reporting currency of REC ASA is Norwegian Krone (NOK). The consolidated financial statements of the REC Group have been prepared in accordance with IFRS. However, except as stated, REC ASA's accounting principles are similar to the accounting principles for the REC Group, as described in the consolidated financial statements. Where the notes for the parent company are substantially different from the notes for the Group, these are shown below. Otherwise, refer to the notes to the consolidated financial statements for the Group.

Group contributions and dividends that are subject to approval by the Annual General Meeting are recognized in the consolidated accounts at the time of approval. For REC ASA's financial statements, these are recognized in the fiscal year they relate to. For REC ASA this is relevant for Group contributions receivable from subsidiaries. In REC ASA's financial statements, subsidiaries, jointly controlled entities and associates are carried at the lower of cost and estimated fair value. In the consolidated accounts, these are consolidated, proportionately consolidated and accounted for using the equity method, respectively. In REC ASA's financial statements, payments expected to be made during the next 12 months on non-current financial assets or liabilities are not reclassified to current financial assets or liabilities. In the consolidated accounts, these are reclassified.

B. CASH AND CASH EQUIVALENTS

(NOK IN THOUSAND)	2008	2007
Bank deposits	227 459	1 847 309
Money Market Funds	17	3 722 487
Total cash and cash equivalents	227 476	5 569 796

In 2008 and 2007, REC ASA had a guarantee through Nordea Bank covering employees' tax deductions.
See note 14 to the consolidated financial statements for a description of the cash pools in the REC Group.

C. PROPERTY, PLANT AND EQUIPMENT

	2008				2007
(NOK IN THOUSAND)	LEASEHOLD IMPROVEMENTS	OFFICE EQUIPMENT	MACHINERY & EQUIPMENT	TOTAL	TOTAL
Cost at January 1	31 818	2 220	20 048	54 086	11 010
Additions	754	7 013	4 283	12 050	43 076
Disposals	-30 537	-81	-14 099	-44 717	0
Cost at December 31	2 035	9 152	10 232	21 419	54 086
Accumulated depreciation at December 31	148	2 828	2 998	5 974	3 958
Carrying value at December 31	1 887	6 324	7 234	15 445	50 128
Depreciation for the year	-55	2 185	307	2 437	3 018
Estimated useful life, years	Up to 10	Up to 5	Up to 5		
Depreciation plan	Straight line	Straight line	Straight line		

REC ASA sold machinery and equipment used by REC Solar in its research and development activities in the laboratory at Kjørbo, as well as rebuilding of the leased basement for the laboratory with effect from January 1, 2008.

D. INTANGIBLE ASSETS

(NOK IN THOUSAND)	2008 INTERNALLY GENERATED INTANGIBLES	ASSET UNDER CONSTRUCTION	SOFTWARE	TOTAL	2007 TOTAL
Cost at January 1	1 923	5 524	0	7 447	0
Additions	2 319	29 196	1 166	32 681	7 447
Cost at December 31	4 242	34 720	1 166	40 128	7 447
Accumulated amortization at December 31	742	0	100	842	0
Carrying value at December 31	3 500	34 720	1 066	39 286	7 447
Amortization for the year	742	0	100	842	0
Estimated useful life, years	3	Not determined	6.8		
Amortization method	Straight line	Not determined	Straight line		

Internally generated intangibles consist of REC ASA's intranet. Assets under construction consist primarily of a technology agreement with SiGen. Assets under construction are not ready for their intended use. Software consists of IFS accounting system.

E. EMPLOYEE BENEFITS

Employee benefit expenses

(NOK IN THOUSAND)	2008	2007
Payroll	62 697	52 573
Social security tax	8 873	7 521
Pension expense incl. social security tax	17 488	12 036
Other employee related costs	7 438	5 062
Employee benefit expenses	96 496	77 192

The average number of employees measured in man-years was 54 during 2008 and 40 during 2007. Total loans to employees in REC ASA were NOK 2.4 million at December 31, 2008 of which NOK 0.7 million related to the Employee Share Purchase Program (ESPP). This program was approved by the annual general meeting of REC ASA on May 19, 2008. All employees were offered a 12 month interest free loan for the amount of shares each employee purchased in the 2008 ESPP. The loans are repaid in 12 equal installments starting in November 2008. The annual general meeting of REC ASA also approved on May 19, 2008 a share option program for management and key personnel. At December 31, 2008 the expense for the share option program amounted to NOK 1.7 million. The amounts recognized to equity for the share option program amounts to NOK 3.5 million, of which NOK 1.8 million are receivables from subsidiaries. For compensation, loans and shareholdings for the Group management and Board of Directors, see note 16 to the consolidated financial statements. Total loans to employees at December 31, 2007 were NOK 1.7 million.

Pension expenses

(NOK IN THOUSAND)	2008	2007
Service cost	13 849	9 149
Interest cost	596	675
Expected return on plan assets (incl. administration expense)	-461	-379
Social security tax	1 972	1 332
Total expense for benefit plans	15 956	10 777
Expense for contribution plans	1 532	1 259
Total pension expenses	17 488	12 036

Accumulated actuarial losses recognized directly to equity as of December 31

(NOK IN THOUSAND)	2008	2007
Gross before tax	1 870	1 858
Less tax	-524	-520
Accumulated actuarial losses recognized directly to equity	1 346	1 338

Retirement benefit obligations in the balance sheet at December 31

(NOK IN THOUSAND)	2008	2007
Accumulated benefit obligations (excluding future salary increases)	17 389	10 011
Effect of expected future salary increases	7 627	7 137
Projected benefit obligations	25 016	17 148
Fair value of plan assets	-10 324	-7 634
Funded status	14 692	9 514
Accrued social security tax	2 072	1 341
Total defined benefit plans	16 764	10 855
Contribution plans	2 789	1 259
Total retirement benefit obligation in the balance sheet	19 553	12 114

REC ASA's defined benefit pension plan for all employees fulfills the requirements according to the Norwegian law: "Lov om obligatorisk tjenestepensjon". For information on assumptions used and description of the pension plan, see note 19 to the consolidated financial statements.

F. OTHER OPERATING EXPENSES

Specification of other operating expenses

(NOK IN THOUSAND)	2008	2007
Operating lease expenses	7 460	2 790
Operating and maintenence costs	2 453	150
Audit remuneration	2 745	2 653
Consultancy fees	56 788	52 032
Travel costs	8 761	7 099
Marketing, representation, meeting and conference expenses	3 060	2 400
Insurance	900	1 210
IT and telecommunication costs	6 562	4 574
Other office expenses	1 744	1 709
Total other operating expenses	90 473	74 617

Audit remuneration

(NOK IN THOUSAND)	2008	2007
Statutory audit fees	2 235	2 119
Other assurance services	0	81
Tax advisory	287	119
Other non-audit services	223	334
Total auditor's remuneration expensed	2 745	2 653

Amounts are exclusive VAT.

For description of the services, see note 22 to the consolidated financial statements.

FUTURE PAYMENT OBLIGATIONS

The future aggregate minimum lease payments under non-cancellable operating leases are as follows

(NOK IN THOUSAND)	
Not later than 1 year	11 265
1-2 years	10 994
2-3 years	10 861
3-4 years	9 178
4-5 years	8
Later than 5 years	1
Total	42 307

In addition, REC ASA had committed future payments under service contracts of NOK 3.0 million at December 31, 2008. Total future aggregate minimum lease payments at December 31, 2007 were NOK 36.2 million, and committed future payments under service contracts were NOK 5.9 million. The operating leases in 2008 and 2007 were primarily related to lease of the new headquarter at Kjørbo in Sandvika.

G. LIABILITIES TO FINANCIAL INSTITUTIONS

For information regarding liabilities to financial institutions, see note 17 to consolidated financial statement.

H. SHARES IN SUBSIDIARIES

(NOK IN THOUSAND)	OWNERSHIP/ VOTING RIGHT	BUSINESS OFFICE	CARRYING AMOUNT
REC Silicon AS	100%	Bærum	223 132
REC ScanWafer AS	100%	Bærum	743 524
REC Solar AS	100%	Bærum	193 365
REC SiTech AS	100%	Meløy	27 070
REC Technology Ventures AS	100%	Bærum	111
REC Site Services Pte. Ltd.	100%	Singapore	1 080 497
Total			2 267 699

Except for REC SiTech AS and REC Site Services Pte. Ltd., the subsidiaries own shares in other subsidiaries as described in their respective financial statements.

I. JOINTLY CONTROLLED ENTITY, ASSOCIATE AND OTHER INVESTMENTS

Shares in jointly controlled entity at December 31, 2008

(NOK IN THOUSAND)	OWNERSHIP/ VOTING RIGHT	ACQUISITION COST	CARRYING AMOUNT
Sovello AG, Thalheim, Germany	33.33%	420 623	420 623
Total		420 623	420 623

CSG Solar AG was as an associated company until February 2008, when REC ASA reduced its ownership. For more information, see notes 8 and 10 to the consolidated financial statements.

Other investments at December 31, 2008

(NOK IN THOUSAND)	OWNERSHIP/ VOTING RIGHT	ACQUISITION COST	CARRYING AMOUNT
CSG Solar AG, Thalheim, Germany	7.5%	85 064	1 454
Affitech AS, Oslo, Norway	1.7%	525	70
Total shares		85 589	1 524
Non current receivables			121 973
Total other investments			123 497

In 2008 REC ASA recognized an impairment loss on shares in CSG Solar of NOK 10.3 million (NOK 73.3 million in 2007).

At December 31, 2008 REC ASA had non current receivables from CSG Solar with a carrying value of NOK 2 million, after an impairment loss of NOK 16 million in 2008.

REC ASA had a loan to a vendor to the REC Group of NOK 120 million at December 31, 2008.

During 2008, REC ASA recognized interest income of NOK 18.2 million from Sovello and NOK 1.4 million from CSG Solar. For more information see note 31 to the consolidated financial statements.

J. INCOME TAXES

(NOK IN THOUSAND)		2007
Profit before taxes	1 356 106	500 858
Permanent differences	11 510	75 275
Part of group contribution not taxable	-59 000	0
Changes in temporary differences	-200 841	29 515
Basis for current tax	1 107 775	605 648
Current tax expense for the year (28%)	310 177	169 581
Deferred tax expense/-benefit	56 235	-8 264
Total tax expense for the year	366 412	161 317

Current tax expense includes an expense of NOK 29 million and deferred tax expense includes a benefit of NOK 29 million for 2008 as adjustments of prior periods. This current tax was paid during 2008, reducing current tax liability compared to the current tax expense for 2008. Permanent differences for 2008 and 2007 include impairment of shares in CSG Solar AG.

Specification of temporary differences

(NOK IN THOUSAND)		2007
Fixed assets	3 088	2 808
Receivables	-15 127	272
Pension liability	-19 553	-12 113
Derivatives	-509 258	5 305
Net unrealized losses on non-current foreign exchange receivables and liabilities	737 951	0
Total	197 101	-3 728
28% deferred tax assets (-) / liabilities (+)	55 188	-1 044

K. EQUITY

(NOK IN THOUSAND)	SHARE CAPITAL	TREASURY SHARES	CAPITAL NOT REGISTERED	SHARE PREMIUM RESERVE	CONTRIBUTED CAPITAL	OTHER EQUITY	TOTAL
Equity at January 1, 2007	494 172	0	13 129	8 253 714	283 056	460 752	9 504 823
Issue of shares	154	0	-13 129	12 975	0	0	0
Repayments of shares not issued	-11	0	0	-905	0	0	-916
Actuarial gains/-losses on defined pension scheme	0	0	0	0	0	6 047	6 047
Deferred taxes on actuarial gains/losses	0	0	0	0	0	-1 693	-1 693
Profit for the year	0	0	0	0	0	339 541	339 541
Equity at December 31, 2007	494 315	0	0	8 265 784	283 056	804 647	9 847 802
Share option program	0	0	0	0	0	3 535	3 535
Treasury shares	0	-2	0	0	0	0	-2
Actuarial gains/-losses on defined pension scheme	0	0	0	0	0	-12	-12
Deferred taxes on actuarial gains/losses	0	0	0	0	0	4	4
Profit for the year	0	0	0	0	0	989 694	989 694
Equity at December 31, 2008	494 315	-2	0	8 265 784	283 056	1 797 868	10 841 021

Share capital at December 31, 2008 and 2007 consisted of 494 314 725 shares at par value NOK 1. There is one class of shares which all have the same voting rights. See note 15 to the consolidated financial statements for more information.

REC ASA's distributable equity at December 31, after allocations amounted to

(NOK IN THOUSAND)	2008	2007
Contributed capital	283 056	283 056
Other equity	1 797 868	804 647
Loans - employee share purchase program	-747	0
Deferred tax assets	0	-1 044
Distributable equity	2 080 177	1 086 659

L. DERIVATIVES

See notes 3 and 11 to the consolidated financial statements for a description of derivatives. Derivative transactions are entered into for the purpose of economic hedge, but hedge accounting has not been applied.

At December 31, 2008 REC ASA is the counterparty to all external derivatives for REC ASA and subsidiaries.

External derivatives for REC ASA, not back-to-back with subsidiaries; notional amounts at December 31, 2008

(CURRENCY IN THOUSAND)		2009 FX FORWARD	2010 CC SWAP
BOUGHT CURRENCY	SGDUSD	200 000	0
SOLD CURRENCY	EURUSD	-10 000	0
	USDNOK	0	-334 000

External derivatives for REC ASA, back-to-back with subsidiaries; notional amounts at December 31, 2008

		2009		2010		2011	2012
(CURRENCY IN THOUSAND)		FX FLEX FORW	FX FORWARD	FX FLEX FORW	FX FORWARD	FX FORWARD	FX FORWARD
BOUGHT CURRENCY	GBPNOK	2 232	0	0	0	0	0
	CHFNOK	13 290	0	0	0	0	0
SOLD CURRENCY	EURNOK	-203 000	-320 000	-180 000	-93 000	-32 000	-20 000
	USDNOK	0	-220 000	0	-91 000	-260 000	-112 000

The total of the two tables above corresponds to the table for the REC Group in note 11 to the consolidated financial statements.

Internal derivatives consist of the opposite side of the back-to-back contracts in the table above. In addition, at December 31, 2008 REC ASA had entered into agreements to buy EUR 60 million from subsidiaries in 2009 (FX forward) that are not back-to-back with external counterparties.

At December 31, 2007 REC ASA had three flexible forward currency contracts, one for sale of USD 100 million and two for purchase of a total of USD 50 million. In addition REC ASA had two currency swap contracts for the total sale of USD 133 million.

M. RESEARCH AND DEVELOPMENT

Research and development expenses in REC ASA, net of the parts invoiced to the subsidiaries were NOK 16 million in 2008 (2007: NOK 27 million). In addition comes a technology agreement with SiGen, for which the payments have been capitalized, see note D.

REC ASA's corporate technology department conducts and coordinates research and development within the REC Group, primarily related to next generation technologies and enhancement of existing technologies.

It is expected that research and development costs will create future profitability.

N. GUARANTEES

REC ASA had provided parent company guarantees for subsidiaries that amounted to NOK 625 million at December 31, 2008.

O. GROUP ACCOUNT SYSTEM

The REC Group uses a multi currency Nordea Bank cash pool for the Nordic entities and a DnB NOR Bank cash pool for other REC entities operating internationally (group account system). Under these agreements REC ASA is the Group account holder, whereas certain other REC companies are sub-account holders or participants. The cash pool system includes overdraft facilities for the participants.

AUDITOR'S REPORT



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 04063
Fax +47 23 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

To the Annual Shareholders' Meeting of Renewable Energy Corporation ASA

AUDITOR'S REPORT FOR 2007

Respective Responsibilities of Directors and Auditors
We have audited the annual financial statements of Renewable Energy Corporation ASA as of 31 December 2007, showing a profit of TNOK 339 541 for the parent company and a profit of TNOK 1 333 353 for the group, including the proposal for the allocation of the profit. We have also audited the information in the Board of Directors' report concerning the financial statements and the going concern assumption. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of recognised income and expense and the accompanying notes. The rules of the Norwegian accounting act and good accounting practice in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion
We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by Den norske Revisorforening. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2007, the results of its operations and its cash flows is in accordance with the rules of the Norwegian accounting act and good accounting practice in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of 31 December 2007, the results of its operations, its cash flows and the statement of recognised income and expense the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information
- the information in the Board of Directors' report concerning the financial statements and going concern assumption is consistent with the financial statements and comply with the law and regulations.
- the proposal for the allocation of the profit in the annual financial statements is in compliance with the law and regulations.

Oslo, 28 March 2008
KPMG AS

Arve Gevoll
State Authorized Public Accountant
Note: This translation from Norwegian has been prepared for information purposes only

ADDRESSES

Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
NO-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

REC SILICON:

REC Silicon Inc
1616 S. Pioneer Way
Moses Lake, Washington 98837
USA
Tel: +1 509 793 9000
Fax: + 1 509 764 9945

REC Solar Grade Silicon LLC
3322 Road "N" N.E.
Moses Lake, Washington 98837
USA
Tel: +1 509 765 2106
Fax: +1 509 766 9325

REC Advanced Silicon Materials LLC
119140 Rick Jones Way
Silver Bow, Montana 59750
USA
Tel : +1 406 496 9898
Fax: +1 406 496 9854

REC Silicon Inc
77 Sugar Creek Center Blvd.
Suite 550
Sugar Land, Texas 77478
USA
Tel: +1 281 325 3800
Fax: +1 281 325 3818

REC Advanced Silicon Materials LLC
24 F HSBC Tower
1000 Lu Jia Zui Ring Road
Pudong, Shanghai
China PC 200120
Tel: +86 21 6841 2035
Fax: +86 21 6841 1050

REC Advanced Silicon Materials LLC
12th Floor, Ark Mori Building
1-12-32 Akasaka Minato-ku
Tokyo 107-6012
Japan
Tel: + 81 3 4360 8253
Fax: + 81 3 4360 8201

OFFICES IN SINGAPORE:

Operations office:
3 International Business Park
Nordic European Centre, #03-01
Singapore 609927
Tel: +65 64 99 75 00
Fax: +65 64 99 75 48/9

Project office:
20A Tuas South Avenue 14
Singapore 637311
Tel: +65 65 78 93 00
Fax: +65 65 78 93 51

REC WAFER:

REC Wafer Norway AS
Kjørboveien 29
PO Box 594
NO-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

REC Wafer Norway AS
Glomfjord plant, multi
Ørnesveien 3
NO-8160 Glomfjord
Norway
Tel: +47 75 72 32 00
Fax: +47 75 71 90 13

REC Wafer Norway AS
Glomfjord plant, mono
Ørnesveien 3
PO Box 100
NO-8160 Glomfjord
Norway
Tel: +47 75 72 30 00
Fax: +47 75 72 30 01

REC Wafer Norway AS
Herøya plant, multi
Tormod Gjestlandsveg 31
NO-3908 Porsgrunn
Norway
Tel: +47 35 93 70 00
Fax: +47 35 93 70 01

REC SOLAR:

REC Solar AS
Kjørboveien 29
PO Box 594
NO-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

REC ScanCell AS
Teknologiveien 10
NO-8512 Narvik
Norway
Tel: +47 76 96 45 00
Fax: +47 76 96 45 01

REC ScanModule AB
Hillringsberg
SE-670 20 Glava
Sweden
Tel: +46 570 75 22 00
Fax: +46 570 75 22 01

REC Solar Germany GmbH
Prinzregentenstrasse 20
D-80538 München
Germany
Tel: +49 89 442 3859 0
Fax: +49 89 442 3859 99

REC Solar Spain S.L.U.
Viladecans Business Park
Edificio Australia
c/ Antonio Machado 78-80
08840 Viladecans (Barcelona)
Spain
Tel: +34 936 476 012
Fax: +34 936 476 010

REC Solar Italy Srl
Centro Direzionale Milanofiori
Street 4, Building Q7
5th floor
20089 Rozzano (Milano)
Italy
Tel: +39 028 920 0146
Fax: +39 025 753 5283

Design: Creuna/REC Text: Creuna and Crux Kommunikasjon AS Print: RK Grafisk AS



Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

5 **REC ASA – 1st Quarter 2009.** REC reports a 14 percent increase in the first quarter of 2009 from the same period in 2008.

MeldingsID: 236048

Innsendt dato:	29.04.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Q1 2009 results.pdf
Tittel:	REC ASA - 1st quarter 2009
Meldingstekst:	

Oslo, April 29, 2009: Renewable Energy Corporation ASA (REC) reported revenue of NOK 2,013 million in the first quarter 2009, an increase of 14 percent from NOK 1,771 million in the first quarter 2008.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 527 million in the first quarter 2009, a decline of 29 percent from NOK 742 million in the first quarter 2008. The EBITDA margin of 26 percent in the first quarter 2009 compares with 42 percent in the same quarter last year. The EBITDA margin was negatively affected by external sourcing of polysilicon, higher expansion and ramp-up costs, and a build-up of module inventory.

The operating profit (EBIT) was NOK 302 million in the first quarter, compared to NOK 579 million in the same quarter in 2008.

REC reported positive net financial items of NOK 298 million in the first quarter, compared to a negative NOK 251 million in the first

quarter 2008.

Profit before tax thus increased to NOK 600 million in the first
quarter 2009, from NOK 327 million in the first quarter 2008.

Earnings per share were NOK 0.80 in the first quarter 2009. This
compares to NOK 0.43 in the first quarter 2008, on both a basic and
diluted basis.

For more information, please see the attachments on www.newsweb.no

Morning program:
On the release day, Ole Enger, President and CEO of REC, will give a
presentation together with other members of the management team. The
presentation will take place at 08:00 hrs Norwegian time/CET at the
conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo (www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 3433171):

Norway free call: 800 19 640
UK free call: 0800 028 1299
USA free call: 1888 935 4577
International dial in: +44 (0)20 7136 6285

Afternoon program:
REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the

following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and press 1 to play

For more information, please contact;
Jon André Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. About 2 500 employees work in REC's worldwide organization. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.



RENEWABLE ENERGY CORPORATION ASA

00

APRIL 29, 2009

REC IS MAKING SOLAR ENERGY ACCESSIBLE AND AFFORDABLE, USING OUR STRENGTHS ACROSS THE PHOTOVOLTAIC SOLAR VALUE CHAIN. WE ARE INVESTING IN INNOVATIONS THAT REDUCE COSTS, EXPANDING OUR BUSINESS RAPIDLY AND PROFITABLY WHILE EXTENDING OUR PLATFORM FOR SUSTAINABLE BUSINESS.

FIRST QUARTER HIGHLIGHTS

- Revenue growth of 14 percent
  - NOK 2,013 million versus NOK 1,771 million in the first quarter 2008
- EBITDA decline of 29 percent
  - NOK 527 million versus NOK 742 million in the first quarter 2008
  - EBITDA margin of 26 percent versus 42 percent in the first quarter 2008
  - Margin negatively affected by external sourcing of polysilicon, higher expansion and ramp-up cost, and module inventory build-up
- EBIT decline of 48 percent
  - NOK 302 million versus NOK 579 million in the first quarter 2008
- Pre-tax profit of NOK 600 million and EPS of NOK 0.80
- No commercial production expected from REC Silicon III in the second quarter

FINANCIAL REVIEW

KEY FINANCIALS - REC GROUP

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Revenues	2 013	1 771	8 191	2 380
EBITDA	527	742	3 279	936
EBITDA - margin	26%	42%	40%	39%
EBIT	302	579	2 529	696
EBIT - margin	15%	33%	31%	29%
Net financial items	298	-251	1 850	885
Profit/loss before tax	600	327	4 379	1 581
Earnings per share, basic and diluted, in NOK	0.80	0.43	6.20	2.25
Expansion costs	98	82	383	86
Adjusted EBITDA	625	824	3 662	1 022
Adjusted EBITDA - margin	31%	47%	45%	43%

REVENUES AND EBITDA

Overall revenue amounted to NOK 2,013 million in the first quarter 2009, which was 14 percent higher than in the first quarter 2008. This includes a positive translation effect on revenue of NOK 77 million compared to the first quarter 2008, and revenue growth was 9 percent on a constant currency basis.

Revenue declined 15 percent from the previous quarter, due to lower sale of silane gas and solar modules.

EBITDA was NOK 527 million in the first quarter, which was a decline of 29 percent from the first quarter 2008. Expansion costs amounted to NOK 98 million, compared to NOK 82 million in the first quarter 2008. Operating margin was also negatively affected by the ramp-up of the new production lines at Silicon III and Herøya III (no longer included in expansion costs) which had a negative EBITDA-contribution of NOK 73 million in the first quarter 2009.

Currency developments had a positive translation effect on EBITDA of NOK 99 million compared to the first quarter 2008. On a constant currency basis, and adjusted for expansion costs, EBITDA decreased by 36 percent compared to the first quarter last year.

The lower EBITDA compared to the first and fourth quarter 2008 mainly relates to REC Wafer, although lower sale of secondary materials and silane gas contributed negatively in REC Silicon compared to the previous quarter. The lower profitability in the wafer business is primarily explained by delayed start-up of REC Silicon III, as REC Wafer had to increase the external sourcing of polysilicon at high prices to mitigate the lack of internally available material. The margin in REC Wafer was further affected by the ongoing ramp-up of new production lines. The contribution from REC Solar was very limited in the first quarter, due to both a weaker market sentiment, replacement of modules as an effect of the junction box issue, and write-down of inventories. Although the latter was reversed in group elimination, overall internal profit elimination increased due to the build-up of inventory and increased prices of polysilicon compared to first quarter 2008.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 225 million in the first quarter 2009, an increase of NOK 62 million from the first quarter 2008 but a decrease of NOK 15 million from the previous quarter. In the fourth quarter 2008, REC recognized impairments of NOK 24 million.

Depreciation and amortization are expected to continue to increase as assets currently under construction are being put to the intended use in the quarters to come.

EBIT

EBIT amounted to NOK 302 million in the first quarter 2009, which was 48 percent below the first quarter 2008, and 57 percent below the fourth quarter 2008. The EBIT margin declined to 15 percent, from 33 percent in the first quarter 2008 and 29 percent in the fourth quarter 2008.

NET FINANCIAL ITEMS

REC reported positive net financial items of NOK 298 million in the first quarter. In the first quarter 2008, net financial items were a negative NOK 251 million.

Net financial items in the first quarter 2009 were impacted by currency gains and change in fair values of derivatives. During the first quarter, NOK appreciated against other currencies, which created a positive effect on liabilities denominated in euro and US dollars. In addition, the appreciation had a positive impact on forward currency sales contracts (included in "other derivatives"). This was partially offset by changes in estimated fair values on embedded derivatives due to appreciation of NOK against US dollars. Please see the consolidated annual financial statement for a description of derivatives, including embedded derivatives.

Net interest expenses (interest expenses less interest income) increased compared to the first quarter 2008, primarily driven by increased net debt due to the large expansion projects.

Interest expenses are unchanged compared to the fourth quarter 2008, even though average interest bearing liabilities have increased considerably, due to a general decline in interest rates (LIBOR). This effect has also more than offset the increased margins experienced on REC's credit facilities during the first quarter 2009.

Interest expenses in coming quarters are expected to increase due to expected increase in interest bearing liabilities. In addition, utilization of the 2008 bank facility and amortization of upfront costs will increase the average credit margin for REC.

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Share of loss of associates	-4	-2	-3	2
Financial income	9	65	181	39
Financial expenses	-99	-46	-258	-99
Capitalized borrowing cost	90	46	226	93
Net financial expenses	-9	0	-32	-6
Net currency gains/losses	101	-87	291	115
Embedded derivatives	-724	-226	3 294	2 368
Net gains/losses other derivatives	925	-1	-1 858	-1 609
Net gains/losses derivatives	200	-227	1 436	759
Impairment and loss on financial assets	0	0	-24	-24
Net financial items	298	-251	1850	885

PROFIT BEFORE TAX

Profit before tax was NOK 600 million in the first quarter 2009, compared to NOK 327 million in the first quarter 2008 and NOK 1,581 million in the fourth quarter 2008.

Although operating results weakened in the first quarter 2009, the large variations in profit before tax between the periods are primarily explained by fluctuations in currency exchange rates.

INCOME TAX

The combined effective income tax rate for the first quarter 2009 has been estimated to below 34 percent, primarily based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations, 35 percent in the US operations, and zero in Singapore. The actual effective tax rates for 2009 may deviate from the estimated tax rates.

For the year 2008, the effective tax rate was 30 percent.

PROFIT AFTER TAX

Profit after tax was NOK 394 million in the first quarter 2009, compared to NOK 211 million in the first quarter 2008 and NOK 1,112 million in the fourth quarter 2008.

EPS for the quarter was NOK 0.80, compared to NOK 0.43 in the first quarter 2008 and NOK 2.25 in the fourth quarter 2008.

OPERATIONAL REVIEW

MARKET DEVELOPMENT AND CONTRACT UPDATE

The solar industry has been significantly affected by the global economic slowdown and the lower availability of capital for new investment projects. Financing for large PV installation projects is not readily available even though a reduction in module prices has improved project profitability. Distributors and installers have sought to reduce inventories due to the increased economic uncertainty, which has increased the seasonal market weakness in the first quarter of the year.

Several industry players report cancellations and/or postponements of cells and module orders, leading to price declines, and the volume effects are also creating negative effects further up in the value chain.

Leading PV companies are cutting their sales and production estimates.

Estimates from industry analysts still tend to indicate a global module demand of 6-8 GW in 2009, with markets like Germany, California, Italy, France and Korea making up for lower demand in Spain. However, the current economic uncertainty means that demand visibility is low and the demand estimate risk correspondingly high.

REC Solar had low sales in the first quarter of the year, due to weaker markets and replacement of modules still in inventory at customers due to the issue with junction boxes discovered in the fourth quarter 2008. The company has built a relatively large module inventory. Production is being reduced in the second quarter and shipments will to a higher degree be based on depletion of inventory.

REC Solar has good contract coverage for the second half of the year. However, it should be noted that contracts in the downstream part of the value chain typically are not enforceable to the same degree as contracts further up in the value chain, and these contracts may also allow for price adjustments during the contract period.

Including internal deliveries, REC Silicon and REC Wafer basically have full contract coverage for planned production in 2009. The contracts for supply of polysilicon and wafers are typically take-or-pay contracts with pre-determined price structures and limited flexibility for the customer to adjust volumes during the contract period. However, REC may for commercial reasons consider rescheduling of deliveries which potentially could lower production volume in the short-term.

Long-term fundamentals for the PV market remain strong, especially given the continued political willingness to further support the implementation of solar energy. Further, reduced interest levels and lower module and balance of system cost should also contribute to the future demand development of solar.

EXPANSION PROJECTS UNDER EXECUTION

REC Silicon's main expansion project over the past several years has been the new silane gas and granular polysilicon production facility in Moses Lake ("Silicon III"), using REC's proprietary fluidized bed reactor ("FBR") technology.

This new plant was started up in the second half of March 2009 and was in continuous operation for ten days. The plant was shut down for process safety reasons due to an observed leak in the FBR discharge pipe. During subsequent investigations, it was discovered that possible weakening of the material in the discharge pipe could lead to additional failures.

The FBR discharge is not related to the actual deposition of polysilicon in the reactor, and the production runs that were carried out prior to the shut down demonstrated that REC's FBR is a viable production technology. Silicon III produced silane gas as well as polysilicon that met the required quality standards.

REC is currently carrying out detailed simulations and evaluations together with its main contractor Fluor, based on production process data, in order to design and implement the necessary modifications. REC expects that these modifications will be implemented by the end of the second quarter and does therefore not expect any commercial output from Silicon III in the second quarter.

Production from Silicon III is expected to resume in the third quarter. However, uncertainty remains in the ramping up of a large and complex chemical plant that implements innovative new technologies, and interruptions should be expected.

The delayed startup of Silicon III will reduce the expected 2009 production volumes from REC Silicon. Total 2009 polysilicon production is now expected to be approximately 9,000 MT compared to the previously communicated volumes of 10,000 MT - 11,000 MT.

REC Silicon also has a new silane gas plant under construction in Moses Lake, consisting of a silane production unit, silane loading facilities, and an option for additional polysilicon

deposition reactors. This plant is scheduled to come on stream in the first half of 2010.

REC Wafer has largely completed the two new multicrystalline wafers plants at Herøya within expected time and budget. The plants were started up in the fourth quarter 2008 and early in the second quarter 2009, respectively. The four production lines are expected to go through a 9-12 month ramp-up period before reaching the total design capacity of 650 MW. Ramp-up also continues at REC's expanded multicrystalline wafer plant in Glomfjord.

Responsibility for the construction of the new monocrystalline ingot and wafering plant in Glomfjord has been taken over by the REC Group Project Management team. In the interim report for the fourth quarter 2008, the company announced a cost increase of approximately NOK 500 million to NOK 1,850 million and a delay of three to four months, due to general cost escalation, extensive reengineering and change orders, and unsatisfactory project management. The new plant is expected to take monocrystalline production capacity to more than 300 MW by the end of 2010.

REC Solar has no expansion projects ongoing at the existing facilities, having completed the construction a new 180 MW cell plant in Narvik and new manufacturing lines with a capacity of 105 MW at the module plant in Glava in 2008. Annual production capacity currently stands at 225 MW of solar cells and 150 MW of solar modules.

The Singapore project is expected to increase wafer capacity to approximately 2.4 GW, and solar cell and module capacity to 780 MW and 740 MW, respectively, when fully up and running in 2011.

The project progresses according to the set time schedules, and is expected to start delivering output in the first half of 2010. The project is trending towards lower capital expenditure compared to the initial investment case, as the economic slowdown has created a less tight construction market.

Construction is progressing according to plan in Singapore but significant work still remains. Overall progress at the end of March was 47 percent.

REC has outlined several future expansion projects, including a second build-out phase in Singapore and a new large polysilicon and silane gas project in Canada. However, in the current economic climate the company is restricting the use of resources for planning of these new projects, in order to contain costs and maintain the focus on the already ongoing projects.

SEGMENT INFORMATION

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two plants in Moses Lake, Washington and in Butte, Montana. A third plant is currently under ramp-up, and a fourth silane gas plant is under construction. REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011, to approximately 17,500 MT. REC Silicon employs more than 700 people.

REC Silicon reported revenue of NOK 947 million in the first quarter 2009, which was an increase of 45 percent from the first quarter 2008 but a decline of seven percent from the fourth quarter 2008. Measured in USD, revenue increased by 12 percent from the first quarter last year and decreased by 11 percent from the previous quarter.

The increase from the first quarter last year reflects higher production and sales of polysilicon. However, compared to the previous quarter, REC Silicon allocated less silane gas to the merchant market, which allowed REC Silicon to start testing of its new FBR reactors at Silicon III before the new silane plant was started up, but negatively affected revenue and EBITDA for the first quarter.

Average selling prices - in USD - in the first quarter were approximately six percent higher than the average of 2008 as the price was adjusted upwards in the middle of 2008.

Production of primary grade polysilicon was 1,657 MT, which was an increase of seven percent from the first quarter 2008. Polysilicon sales amounted to 1,750 MT, up 10 percent from the first quarter 2008 but down eight percent from the fourth quarter.

Around 82 percent of the polysilicon volume in the first quarter was shipped to REC companies, including one-third of the deliveries to Sovello (which is owned 33 percent by REC). This compares to approximately 72 percent in the first quarter 2008.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Revenues	947	652	3 033	1 021
EBITDA	450	319	1 540	523
EBITDA - margin	47%	49%	51%	51%
Expansion costs	5	50	162	26
Adjusted EBITDA	455	369	1 702	548
Adjusted EBITDA - margin	48%	57%	56%	54%
Polysilicon production in MT * (prime)	1 657	1 544	6 241	1 717
Polysilicon sale in MT (incl. offspec.)	1 750	1 588	6 549	1 898
Silane gas sale in MT	366	378	1 838	525

* Polysilicon production for full year 2008 includes 70 MT of granular "starter-bed" material, not for sale.

Silane gas sales totaled 366 MT in the first quarter, a decline of tree percent from the first quarter 2008 but 30 percent below sales in the fourth quarter.

REC Silicon EBITDA was NOK 450 million in the first quarter, which was an increase of 41 percent from the first quarter 2008 but 14 percent below the previous quarter. The EBITDA margin of 47 percent compared to 49 percent in the first quarter last year and 51 percent in the fourth quarter 2008.

The EBITDA increase from the first quarter last year reflects higher sales volumes of polysilicon and slightly higher prices in USD, whereas the decline from the previous quarter primarily reflects lower sales volumes.

Expansion costs amounted to NOK 5 million in the first quarter 2009, compared to NOK 50 million in the first quarter 2008 and NOK 26 million in the fourth quarter 2008. Currency translation effects positively affected the first quarter EBITDA by NOK 102 million compared to the first quarter 2008. On a constant currency basis, and adjusted for expansion costs, REC Silicon EBITDA decreased by approximately 5 percent compared to the first quarter 2008.

REC Silicon's EBITDA in the first quarter was also negatively affected by costs related to the preparations for the start-up of Silicon III.

Expansion costs are expected to amount to approximately NOK 100 million in 2009.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 960 people. Wafer production capacity, excluding the Singapore project, is expected to increase to more than 1.7 GW by 2010.

REC Wafer reported revenue of NOK 1,589 million in the first quarter 2009, which was an increase of 31 percent from the first quarter 2008 and 7 percent above the previous quarter.

Production reached 191 MW in the first quarter 2009, up 31 percent from the first quarter last year and up 12 percent from the fourth quarter. Average wafer prices were slightly down compared to the 2008 average.

Production continued to be limited by the availability of polysilicon, and the company has increasingly sourced external material at spot prices that are significantly above the price level under the long-term supply contracts.

EBITDA was NOK 242 million in the first quarter, less than half the EBITDA in the first quarter 2008 and 42 percent below EBITDA in the previous quarter.

The EBITDA margin was 15 percent in the first quarter 2009, compared to 41 percent in the first quarter 2008 and 28 percent in the fourth quarter 2008.

The decline is primarily explained by high materials cost due to the high external purchases of polysilicon at spot prices, which added costs of around NOK 170 million. This was partially offset by a NOK 55 million positive effect of increase in value of recirculated silicon material. Operating margin was also negatively affected by the ramp-up of the new production lines at Herøya III (no longer included in expansion costs) which had a negative EBITDA-contribution of NOK 17 million and negative EBIT-contribution NOK 47 million in the first quarter 2009.

Expansion costs amounted to NOK 64 million in the first quarter 2009, compared to NOK 13 million in the first quarter 2008 and NOK 36 million in the fourth quarter. Expansion costs recognized in the first quarter 2009 mainly relate to the Singapore project, Herøya IV and Glomfjord mono project.

Adjusted for expansion costs and the above mentioned items, the underlying EBITDA-margin in REC Wafer was approximately 28 percent in the first quarter of 2009.

In 2009, expansion costs are expected to be approximately NOK 200 million, mainly related to the Singapore project and the Glomfjord mono project. Additionally, the new Herøya plants will continue to contribute negatively to operating margins in the early stage of ramp-up during the second quarter.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 700 people. Total installed production capacity is 225 MW for solar cells and 150 MW for solar modules. Further expansion in Singapore is expected to add 550 MW of production capacity for solar cells and 590 MW of production capacity for solar modules during 2010.

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Revenues	1 589	1 209	4 894	1 483
EBITDA	242	492	1 674	419
EBITDA - margin	15%	41%	34%	28%
Expansion costs	64	13	121	36
Adjusted EBITDA	306	505	1 796	455
Adjusted EBITDA - margin	19%	42%	37%	31%
Wafer production in MW (at 15.0% cell efficiency)	181	137	542	160
Mono ingot production in MW (at 20.0% cell efficiency)	10	9	40	11
Total production in MW	191	146	582	171
Wafer sale in MW (at 15.0% cell efficiency)	182	136	537	159
Mono ingot såle in MW (at 20.0% cell efficiency)	5	9	40	11
Total sale in MW	187	145	577	170

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Revenues	388	340	2 347	705
EBITDA	2	20	148	30
EBITDA – margin	1%	6%	6%	4%
Expansion costs	25	17	65	7
Adjusted EBITDA	27	37	213	37
Adjusted EBITDA – margin	7%	11%	9%	5%
Module production in MW	27	14	80	28
Contract manufacturing MW	0	0	7	5
External cell sale in MW	1	1	30	5
Module sale in MW	16	13	81	28

REC Solar reported revenues of NOK 388 million in the first quarter 2009, which was an increase of 14 percent from the first quarter 2008 but a decrease of 45 percent from the fourth quarter 2008.

The sharp decline from the previous quarter reflects significantly lower sales volumes and an inventory buildup through the quarter. Module sales of 16 MW compare to 13 MW in the first quarter last year and 28 MW in the fourth quarter 2008. External cell sales volumes were 1 MW, compared to 1 MW in the first quarter last year, and 5 MW in the fourth quarter.

The lower sales volume reflects a weaker market but also junction box issues. REC Solar in the fourth quarter 2008 put restrictions on release of product due to possibly malfunctioning junction boxes. 12 MW of modules under shipment and in inventory at customers were recalled and changed for new modules during the first quarter.

Module production was 27 MW in the first quarter compared to 14 MW in the first quarter 2008 and 28 MW in the fourth quarter 2008. Manual soldering of junction boxes somewhat reduced the run-rate. However, product-line modifications are expected to reduce this bottleneck going forward.

Cell production was 44 MW, compared to 15 MW in the first quarter 2008 and 48 MW in the fourth quarter 2008, reflecting that the oldest production line with an annual capacity of around 45 MW was stopped in the middle of January. The two new production lines maintained production volumes throughout the quarter close to design capacity.

With approximately 15 MW of modules in inventory at the end of the first quarter, a substantial portion requiring repair of the junction box, REC Solar has already announced its intention to reduce second quarter production of solar cells and modules by close to 50 percent. Approximately 180 employees will be affected through terminations of temporary employment contracts, temporary lay-offs of permanent employees and rescheduled vacations. The reduction in production of modules is currently expected to be somewhat lower than initially announced.

Average module selling prices were approximately 20 percent below the 2008 average, and approximately 15 percent below the previous quarter. The average sales price is expected to deteriorate further throughout the year, beyond what was communicated in the interim report for the fourth quarter 2008.

For the second half of 2009, REC Solar has signed contracts covering more than the planned production. However, it should be noted that the typical structure of module sales contracts allow for more flexibility than what is typically the case for polysilicon and wafers.

EBITDA fell to NOK 2 million in the first quarter 2009, compared to NOK 20 million in the first quarter last year and NOK 30 million in the previous quarter, with the weaker figures explained by the low sales volumes, significant reduction in average sales prices and build-up of inventory. EBITDA was also negatively affected by write-downs of inventories by NOK 24 million, primarily related to off-spec cells. This write-down is reversed on REC Group level due to unrealized internal profits.

Expansion costs amounted to NOK 25 million, related to Singapore. This compares to NOK 17 million in the first quarter last year and NOK 7 million in the fourth quarter 2008. In the fourth quarter, EBITDA was also negatively impacted by NOK 61 million provision for costs estimated for junction box repairs as well as NOK 16 million in other one-off items.

SOVELLO

Sovello produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates Sovello's financial statements on a line-by-line basis. Sovello currently operates two plants with a total production capacity of 100 MW. A third plant with a capacity of 80 MW is in the final stages of completion. The company employs approximately 1,200 people.

Revenue contribution from Sovello was NOK 77 million in the first quarter, compared to NOK 146 million in the first quarter 2008 and NOK 150 million in the previous quarter.

The sharp revenue decline reflects reduced sales volumes and average sales prices following the weakened market conditions.

The EBITDA contribution declined to NOK 18 million from NOK 25 million in the first quarter and NOK 36 million in the fourth quarter last year. The correspondning EBITDA-margin was 23 percent, compared to 17 percent in the first quarter 2008 and 24 percent in the fourth quarter 2008.

Module production was 22 MW in the first quarter, broadly in line with the previous quarter and slightly higher than the first quarter 2008. In the first quarter, the company continued the work to finalize its new, integrated wafer, cell and module plant in Thalheim. As previously reported, test production has commenced in the wafer line. The company is in the process of completing the installation of the new cell line while the module line is ready for start-up.

FINANCIAL HIGHLIGHTS - SOVELLO

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Revenues	77	146	601	150
EBITDA	18	25	128	36
EBITDA – margin	23%	17%	21%	24%
Sovello's total module production in MW	22	20	85	21

Note: Figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW is calculated on a 100 percent basis.

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008	Q4 2008
Elimination revenues	-1 004	-588	-2 757	-1 027
Elimination EBITDA	-144	-84	-83	-56

As described in the interim report for the fourth quarter, Sovello was not in compliance with all financial covenants per December 31, 2008. The company is currently operating under a waiver from its banks.

REC ASA AND REC SITE SERVICES (SINGAPORE)

REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate R&D, a corporate project management organization, and REC Group's in-house bank.

REC ASA reported a negative EBITDA of NOK 40 million in the first quarter 2008, compared to a negative NOK 28 million in the first quarter 2009 and a negative NOK 13 million in the previous quarter.

REC Site Services Pte Ltd was established as an organizational structure for on-site project management services, and will also own and operate certain buildings and infrastructure. The activity is expected to expand in the quarters and years to come. REC Site Services recharged some costs to the other REC Singapore companies and capitalized own work on the construction project. EBITDA was NOK 1 million, compared to a loss of NOK 2 million in both the first and fourth quarter last year.

REC ASA and REC Site Services incurred expansion costs of NOK 4 million in the first quarter 2009, compared to NOK 17 million in the previous quarter. The costs are primarily related to administration and planning of the Singapore project. Expansion costs for REC ASA and REC Site Services are expected to amount to approximately NOK 50 million for the full year 2009.

Elimination of internal profit is dependant on internal sales and inter-company inventory changes, and should generally be expected to continue to affect EBITDA negatively as the company grows across the entire value chain.

Eliminations in the first quarter contributed negatively to EBITDA by NOK 144 million, primarily reflecting higher unrealized internal profit on increased volumes of polysilicon, cells and modules.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 69 million in the first quarter 2009, up from NOK 43 million in the first quarter 2008 and down from NOK 74 million in the fourth quarter 2008.

During the first quarter of 2009 the main technology efforts in REC Silicon have been spent in assisting the start-up of the new silicon plant Silicon III. In REC Wafer substantial technology resources have been spent in assisting the start-up of the new wafer plants at Herøya. These wafer plants include several new technology steps, and major progress has been made in optimizing these new processes. In REC Solar, the technology focus has mainly been on the qualification of new processes, production equipment and materials for the Singapore start-up, as well as on improving performance in the existing plant during the final stages of ramp-up.

Other highlights for the quarter; (i) the Energy Centre of Netherlands has produced multicrystalline solar cells with more than 17 percent average efficiency, based on the new wafer technology implemented in Herøya III and IV, and (ii) REC's joint development partner Sigen cut the world's first 20 micron wafer.

As a response to slower markets and operational challenges, CSG Solar suspended its production ramp-up in December 2008. Through a refinancing of the company, Suntech has secured further operation for CSG Solar and REC's ownership has been reduced to two percent from eight percent during the first quarter 2009.

BALANCE SHEET AND CASH FLOW

Changes in balance sheet items in the first quarter are mainly influenced by a continued high level of investments related to the expansion projects and the related funding of this, as well as effects of currency fluctuations. Due to changes in accounting policies regarding classification of derivatives as current and non-current (see description below under "accounting policies"), the comparative balance sheet figures are restated to reflect this.

Net debt increased to NOK 8.1 billion at March 31, 2009, from NOK 6.1 billion at the end of 2008. These figures exclude restricted bank accounts and prepayments on which interest is calculated. External net debt of Sovello is included with NOK 0.6 billion at March 31, 2009. Remaining undrawn credit facilities in REC ASA at March 31, 2009 amounted to approximately NOK 7 billion.

Equity amounted to NOK 16.2 billion at March 31, 2009, which was a decrease of NOK 0.3 billion from the end of 2008, due to currency translation differences. The equity ratio declined to

49 percent from 55 percent at the end of 2008, primarily as a result of the higher total asset base.

Net cash flow from operating activities was NOK 0 million, compared to NOK 468 million in the first quarter last year and NOK 537 million in the previous quarter. The decline primarily reflects the reduced results from operations and an increase in working capital, primarily the build-up of inventories. Financial items also contributed negatively.

Net cash flow from investing activities was NOK -2 734 million in the first quarter, compared to NOK -1 973 million in the first quarter and NOK -3 325 million in the fourth quarter 2008. Payments for property plant and equipment and intangible assets contributed NOK -2 707, and the split between segments is outlined in the below table.

The differences between additions and payments for property, plant and equipment, and for intangible assets, primarily relate to changes in pre-payments, accruals and payables for capital expenditure. Currency developments also affected amounts in the table.

Net cash flow from financing activities was NOK 4 241 million in the first quarter, compared to NOK -198 million in the first quarter 2008 and NOK 503 million in the previous quarter. In the first quarter 2009, REC ASA drew the first NOK 4 billion under the credit facilities established in 2008 related to the Singapore expansion.

CONTRACTUAL COMMITMENTS

See note 29 to the consolidated annual financial statements for 2008. Estimated contractual purchase obligations amounted to NOK 5.4 billion for goods and services and NOK 7.9 billion for capital expenditure at March 31, 2009. NOK 1 billion of the purchase obligations for goods and services are estimated to be paid in 2009, and NOK 6.2 billion of the capital expenditure obligations. In addition, REC has approved, but not committed, capital expenditure of NOK 4.7 billion, of which NOK 2 billion is expected to be paid in 2009. The amounts measured in NOK are translated at March 31, 2009 exchange rates, and changes in NOK versus the main currencies USD, SGD and EUR will affect the actual expenditures measured in NOK.

RISK AND UNCERTAINTIES

Refer to the annual report for 2008 for description of risks and uncertainties. For financial risks, see especially note 3, and for contractual maturities of non-derivative financial liabilities, see especially note 17 to the consolidated annual financial statements for 2008.

REC is still working to reduce the risks related to financing and funding highlighted in the annual financial statements and the forth quarter report for 2008.

The gearing ratio (net debt to EBITDA, adjusted as illustrated in note 3 to the consolidated annual financial statements for 2008) at the end of the quarter was 2.5, which was within the defined limits.

REC evaluates that credit risk on financial assets including receivables, contract portfolio and undrawn credit limits are affected by the market development. See the section "Market development and contract update" above. Accounts receivables have increased somewhat compared to December 31, 2008. In REC Wafer this primarily relates to increased sales. For REC Solar, due to the problems with the junction boxes discovered in the fourth quarter 2008, some module customers have been granted an extended payment period. During the first quarter, REC Solar experienced that one cell customer was not able to settle the receivables in full, and a loss of MNOK 3 was recognized. No other losses on receivables were recognized during the quarter.

ORGANIZATIONAL DEVELOPMENTS

The total number of employees increased to approximately 2,500 people by the end of the first quarter, an increase of approximately 150 people from fourth quarter 2008.

Effective April 4, 2009, Mr. Ole Enger took over the responsibility as President and CEO of REC. He replaced Mr. Erik Thorsen, who had been President and CEO since June 2005. The Board of Directors wishes to thank Mr. Thorsen

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	11 515	4 874	1 510	696	843	19 438
Exchange differences	-552	-18	-127	-69	-103	-870
Net additions*	1 053	556	297	52	664	2 623
Depreciation & impairment	-53	-94	-47	-14	-2	-209
Carrying value at March 31, 2009	11 963	5 317	1 633	666	1 402	20 981

INTANGIBLE ASSETS

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	607	83	48	274	382	1 393
Exchange differences	-28	0	-2	-27	0	-57
Net additions*	39	3	-1	0	5	46
Amortization & impairment	-9	-5	-2	0	-1	-16
Carrying value at March 31, 2009	609	81	43	246	387	1 366
Payments of PP&E and intangibles*	728	650	685	57	586	2 707

*Net of investment grants

for his contributions in building REC into a global organization with a leading position in the solar industry.

The new President and CEO has been a Director of the Board of REC since 2004, and Chairman of the Board for the past 2 years. Mr. Enger comes from the position as CEO of the Swedish aluminium company SAPA AB, and has previously been CEO in Elkem ASA and held management positions in Norsk Hydro ASA.

In January 2009, Mr Gøran Bye resigned from his position as Executive Vice President in the REC Group. Effective February 12, 2009, Mr Tore Torvund was employed as Executive Vice President in the REC Group, with the responsibility for REC Silicon.

OUTLOOK

The demand for solar modules is currently weak, due to increased economic uncertainty and low availability of financing for new investment projects. A lower level of solar installations reduces demand and prices for modules, which in turn is starting to have effects on the supply and demand balances further up in the industry value chain.

Total production of polysilicon in 2009 will depend on the timing of a restart of the new Silicon III plant, which is yet to be determined. Production volumes are currently estimated at approximately 9,000 MT, compared to the previously indicated target of 10,000-11,000 MT.

REC Wafer production will be adjusted to internal polysilicon availability and possible external purchases of polysilicon.

REC Solar has already announced temporary shutdowns which will reduce output in the second quarter of the year, primarily for cells. Customer demand will partly be met through depletion of inventory.

Overall, REC expects to have roughly the same production capacity available for commercial operation in the second quarter 2009 as in the first quarter. However, measures taken to reduce inventories are expected to untie internally eliminated profit in the second quarter 2009.

STATEMENTS

BASIS OF PREPARATION

The financial statements are presented in NOK, rounded to the nearest million, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2008. The consolidated financial statements for 2008 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2008, except as mentioned below. The consolidated financial statements of the REC Group for 2008 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act.

The new standards, interpretations or amendments to published standards that were effective from January 1, 2009 that have affected the consolidated financial statements for the first quarter 2009 are:

IFRS 8 Operating segments. IFRS 8 requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the statements of income and financial position. The standard therefore requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the statements of income and financial position. IFRS 8 had minor effects on REC Group's segment reporting for the first quarter 2009.

Revised IAS 1 Presentation of Financial Statements. IAS 1 replaces IAS 1 Presentation of Financial Statements (revised in 2003) as amended in 2005. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. Prior to implementation of the revised IAS 1, REC Group presented a detailed "consolidated statement of recognized income and expenses" that contained all details in the new "consolidated statement of comprehensive income" and "consolidated details of comprehensive income". The "statement of financial position" was formerly named "balance sheet" and the "consolidated statement of income" was named "consolidated income statement". In the first quarter report it is also included a "consolidated statement of changes in equity", with details of comprehensive income found in the "consolidated details of comprehensive income". "Non-controlling interests" was formerly named "minority interests".

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. This change in IAS 23 did not constitute a change in accounting policy for the REC Group.

Improvements to IFRSs. The REC Group's evaluation is that the impacts of these improvements to IFRSs are limited for the REC Group, and primarily relate to classification of derivatives. The REC Group had up to December 31, 2008 classified all its derivatives as current. According to the amendments, a financial asset or liability that is not held for trading purposes, such as a derivative that is not a financial guarantee contract or a designated hedging instrument, should be presented as

current or non-current on the basis of its settlement date. In this first quarter 2009 report, REC Group has reclassified the related balance sheet items for previous periods.

IFRIC 12 Service Concession Arrangements was approved by the EU Commission on March 25, 2009. It had no effect for REC Group as of first quarter 2009.

ESTIMATES AND JUDGMENTS

Preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2008.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in REC's Annual Report for 2008, (especially the Risk Report, the Report from the Board of Directors and the notes to the consolidated financial statements).

CONSOLIDATED STATEMENT OF INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008
Revenues	[illegible]	1 771	8 191
Cost of materials	-906	-405	-2 012
Changes in inventories	399	53	311
Employee benefit expenses	-493	-331	-1 545
Other operating expenses	-486	-346	-1 666
EBITDA	[illegible]	742	3 279
Depreciation	-208	-153	-678
Amortization	-16	-10	-36
Impairment	-1	0	-36
Depreciation, amortization and impairment	[illegible]	-163	-750
EBIT	[illegible]	579	2 529
Share of loss of associates	-4	-2	-3
Financial income	9	65	181
Net financial expenses	-9	0	-32
Net currency gains/losses	101	-87	291
Net gains/losses derivatives	200	-227	1 436
Impairment financial assets	0	0	-24
Net financial items	[illegible]	-251	1 850
Profit/loss before tax	[illegible]	327	4 379
Income tax expense/benefit	-206	-117	-1 314
Profit/loss for the period	[illegible]	211	3 064
Attributable to:			
Owners of REC ASA	394	211	3 064
Non-controlling interests	0	0	0
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)			
- basic	[illegible]	0.43	6.20
- diluted	[illegible]	0.43	6.20

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q1 2008	DEC 31 2008
Profit for the period	[illegible]	211	3 064
Other comprehensive income, net of tax:			
Currency translation differences	-666	-119	1 639
Actuarial gain/loss on defined benefit pension schemes	0	0	8
Cash flow hedges	-2	-31	41
Total other comprehensive income for the period	[illegible]	-150	1 688
Total comprehensive income for the period	[illegible]	60	4 752
Total comprehensive income for the period attributable to:			
Owners of REC ASA	-274	60	4 752
Total comprehensive income for the period	[illegible]	60	4 752

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	[illegible]	MAR 31 2008	DEC 31 2008
ASSETS			
Non-current assets			
Goodwill	876	788	917
Other intangible assets	490	257	477
Intangible assets	[illegible]	1 045	1 393
Land and buildings	2 054	1 298	2 116
Machinery and equipment	4 340	3 148	4 620
Other tangible assets	161	112	170
Assets under construction	14 426	4 445	12 531
Property, plant and equipment	[illegible]	9 003	19 438
Prepaid capex	[illegible]	979	1 557
Investments in associates	272	0	288
Investments in shares	3	11	2
Other non-current receivables	225	185	168
Derivatives	1 972	22	2 506
Restricted bank accounts	110	321	116
Financial assets	[illegible]	539	3 079
Deferred tax assets	50	285	21
Total non-current assets	[illegible]	11 850	25 488
Current assets			
Inventories	1 942	771	1 670
Trade and other receivables	2 323	1 104	2 220
Current tax assets	36	0	19
Derivatives	57	89	304
Restricted bank accounts	9	22	11
Cash and cash equivalents	2 003	4 074	497
Total current assets	[illegible]	6 059	4 721
Total assets	[illegible]	17 910	30 209

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	[illegible]	MAR 31 2008	DEC 31 2008
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	494	494	494
Share premium and other paid in capital	8 549	8 549	8 549
Paid-in capital	[illegible]	9 043	9 043
Other equity and retained earnings	6 803	2 563	4 405
Profit/loss for the period	394	211	3 064
Other equity and retained earnings	[illegible]	2 774	7 469
Total shareholders' equity	[illegible]	11 817	16 512
Non-current liabilities			
Retirement benefit obligations	173	119	156
Deferred tax liabilities	980	293	928
Provisions and other non-interest bearing liabilities	128	117	149
Derivatives	646	712	1 042
Non-current financial liabilities, interest bearing	8 724	2 023	5 157
Non-current prepayments, interest calculation	560	311	419
Total non-current liabilities	[illegible]	3 575	7 851
Current liabilities			
Trade payables and other liabilities	3 088	1 260	3 058
Current tax liabilities	355	494	300
Derivatives	447	244	860
Current financial liabilities interest bearing	1 393	519	1 439
Current prepayments, interest calculation	205	0	189
Total current liabilities	[illegible]	2 517	5 845
Total liabilities	[illegible]	6 092	13 696
Total equity and liabilities	[illegible]	17 910	30 209

STATEMENT OF CHANGES IN EQUITY
REC GROUP

(NOK IN MILLION)	ATTRIBUTABLE TO EQUITY HOLDERS OF REC ASA TOTAL PAID IN CAPITAL	OTHER EQUITY	COMPREHENSIVE INCOME	TOTAL	NON-CONTROLLING INTERESTS	TOTAL EQUITY
March 31, 2008						
At January 1, 2008	9 043	1 075	6 394	16 512	0	16 512
Total recognized income and expense	0	0	60	60	0	60
At March 31, 2008	9 043	1 075	6 454	16 572	0	16 573
Year 2008						
At January 1, 2008	9 043	1 071	1 642	11 757	0	11 757
Equity share option plan	0	4	0	4	0	4
Total comprehensive income for the period	0	0	4 752	4 752	0	4 752
At December 31, 2008	9 043	1 075	6 394	16 512	0	16 512
March 31, 2009						
At January 1, 2009	9 043	1 075	6 394	16 512	0	16 512
Equity share option plan	0	1	0	1	0	1
Total comprehensive income for the period	0	0	-274	-274	0	-274
At March 31, 2009	9 043	1 076	6 121	16 240	0	16 240

CONSOLIDATED DETAILS OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	TRANSLATION DIFFERENCES	TAX	PENSION	CASH FLOW HEDGE	ACQUISITION	CHANGE IN ACCOUNTING PRINCIPLE	PROFIT/ LOSS	TOTAL
March 31, 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	211	211
Other comprehensive income:								
Currency translation differences	-132	13	0	0	0	0	0	-119
Cash flow hedges								
- valuation gain/losses taken to equity	0	15	0	-52	0	0	0	-37
- transferred to profit/loss for the period *	0	-2	0	9	0	0	0	6
Total other comprehensive income for the period	-132	25	0	-43	0	0	0	-150
Total comprehensive income for the period	-132	25	0	-43	0	0	211	60
At March 31, 2008	-472	89	-33	-66	234	-50	2 000	1 702
Year 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	3 064	3 064
Other comprehensive income:								
Currency translation differences	1 702	-62	0	0	0	0	0	1 639
Actuarial gain/loss on defined benefit pension schemes	0	-7	14	0	0	0	0	8
Cash flow hedges								
- valuation gain/losses taken to equity	0	-1	0	2	0	0	0	1
- transferred to profit/loss for the period *	0	-15	0	55	0	0	0	39
Total other comprehensive income for the period	1 702	-85	14	57	0	0	0	1 688
Total comprehensive income for the period	1 702	-85	14	57	0	0	3 064	4 752
At December 31, 2008	1 362	-21	-19	34	234	-50	4 854	6 394
March 31, 2009								
At January 1, 2009	1 362	-21	-19	34	234	-50	4 854	6 394
Profit for the period	0	0	0	0	0	0	394	394
Other comprehensive income:								
Currency translation differences	-678	12	0	0	0	0	0	-666
Actuarial gain/loss on defined benefit pension schemes	0	0	0	0	0	0	0	0
Cash flow hedges								
- valuation gain/losses taken to equity	0	0	0	-1	0	0	0	-1
- transferred to profit/loss for the period *	0	0	0	-1	0	0	0	-1
Total other comprehensive income for the period	-678	13	0	-2	0	0	0	-667
Total comprehensive income for the period	-678	13	0	-2	0	0	394	-274
At March 31, 2009	683	-8	-19	32	234	-50	5 247	6 120
Total comprehensive income for the period attributable to:								
Owners of REC ASA	-678	13	0	-2	0	0	394	-274
Non-controlling interests	0	0	0	0	0	0	0	0
Total comprehensive income for the period	-678	13	0	-2	0	0	394	-274

* Cash flow hedge - transferred to profit/loss for the period affected the following line items in the income statement:

(NOK IN MILLION)	MAR 31 2009	MAR 31 2008	DEC 31 2008
Revenues	1	1	-15
Cost of materials	0	-10	-40
Total	1	-9	-55

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN MILLION)	[illegible]	MAR 31 2008	DEC 31 2008
Cash flow from operating activities			
Profit/loss before tax	600	327	4 379
Income taxes paid	-108	-127	-877
Depreciation, amortization and impairment	225	163	750
Associated companies and impairment financial assets	4	2	27
Changes in receivable and prepayments from customers	114	-63	-557
Changes in inventories	-337	-123	-890
Changes in payables and prepaid expenses	-125	-14	589
Changes in derivatives	-244	189	-1 463
Currency effects not cash flow or not related to operating activities	-182	89	-169
Other items	53	23	130
Net cash flow from operating activities	[illegible]	468	1 917
Cash flow from investing activities			
Cash payments for shares (incl associates)	0	-3	-210
Proceeds from finance receivables and restricted cash	2	-3	205
Payments finance receivables and restricted cash	-29	4	-215
Proceeds from sale of property, plant and equipment and intangible assets	0	0	1
Payments for property, plant and equipment and intangible assets	-2 707	-1 970	-9 748
Proceeds from investment grants	0	0	3
Net cash flow from investing activities	[illegible]	-1 973	-9 964
Cash flow from financing activities			
Repayment of borrowings	-3 516	-198	-1 289
Proceeds from borrowings	7 757	0	4 062
Net cash flow from financing activities	[illegible]	-198	2 773
Effect on cash and cash equivalents of changes in foreign exchange rates	0	-18	-25
Net increase/decrease in cash and cash equivalents	1 507	-1 720	-5 298
Cash and cash equivalents at beginning of the period*	497	5 795	5 795
Cash and cash equivalents at the end of the period*	[illegible]	4 074	497

* Cash and cash equivalents excludes restricted bank accounts.

SEGMENT INFORMATION - FIRST QUARTER
REC GROUP

(NOK IN MILLION)	[illegible]	Q1 2008	% CHANGE
Revenues			
REC Silicon	947	652	45%
REC Wafer	1 589	1 209	31%
REC Solar	388	340	14%
Other Operations	93	158	nm
Eliminations	-1 004	-588	nm
Total	[illegible]	1 771	14%
Revenues external			
REC Silicon	353	347	2%
REC Wafer	1 196	939	27%
REC Solar	386	339	14%
Other Operations	77	146	nm
Eliminations	0	0	nm
Total	[illegible]	1 771	14%
EBITDA			
REC Silicon	450	319	41%
REC Wafer	242	492	-51%
REC Solar	2	20	-89%
Other Operations	-23	-5	nm
Eliminations	-144	-84	nm
Total	[illegible]	742	-29%
Depreciation, amortization and impairment			
REC Silicon	-62	-41	51%
REC Wafer	-99	-79	25%
REC Solar	-49	-31	57%
Other Operations	-16	-13	nm
Eliminations	0	0	nm
Total	[illegible]	-163	38%
EBIT			
REC Silicon	388	278	40%
REC Wafer	143	413	-65%
REC Solar	-46	-11	326%
Other Operations	-39	-17	nm
Eliminations	-144	-84	nm
Total	[illegible]	579	-48%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q1 2008	Q2 2008	Q3 2008	Q4 2008	[illegible]
Revenues	1 771	2 121	1 919	2 380	2 013
EBITDA	742	889	711	936	527
EBITDA - margin	42%	42%	37%	39%	26%
EBIT	579	716	537	696	302
EBIT - margin	33%	34%	28%	29%	15%
Net financial items	-251	-8	1224	885	298
Profit/loss before tax	327	708	1 761	1 581	600
Earnings per share, basic and diluted, in NOK	0,43	1,00	2,52	2,25	0,80
Expansion costs	82	93	122	86	98
Adjusted EBITDA	824	982	834	1 022	625
Adjusted EBITDA - margin	47%	46%	43%	43%	31%

QUARTERLY INFORMATION
REC SILICON

(NOK IN MILLION)	Q1 2008	Q2 2008	Q3 2008	Q4 2008	[illegible]
Revenues	652	630	730	1 021	947
EBITDA	319	307	392	523	450
EBITDA - margin	49%	49%	54%	51%	47%
Expansion costs	50	45	42	26	5
Adjusted EBITDA	369	351	433	548	455
Adjusted EBITDA - margin	57%	56%	59%	54%	48%
Polysilicon production in MT* (prime)	1 544	1 452	1 528	1 717	1 657
Polysilicon sale in MT (inkl. offspec.)	1 588	1 474	1 589	1 898	1 750
Silane gas sale in MT	378	448	487	525	366

*Polysilicon productionin Q2 2008 includes 70 MT of granular "starter-bed" material, not for sale.

QUARTERLY INFORMATION
REC WAFER

(NOK IN MILLION)	Q1 2008	Q2 2008	Q3 2008	Q4 2008	[illegible]
Revenues	1 209	1 260	942	1 483	1 589
EBITDA	492	519	244	419	242
EBITDA - margin	41%	41%	26%	28%	15%
Expansion costs	13	25	47	36	64
Adjusted EBITDA	505	544	291	455	306
Adjusted EBITDA - margin	42%	43%	31%	31%	19%
Wafer production in MW (at 15,0% cell efficiency)	137	140	106	160	181
Mono ingot production in MW (at 20,0% cell efficiency)	9	11	8	11	10
Total production in MW	146	151	114	171	191
Wafer sale in MW (at 15,0% cell efficiency)	136	139	104	159	182
Mono ingot sale in MW (at 20,0% cell efficiency)	9	11	8	11	5
Total sale in MW	145	150	112	170	187

QUARTERLY INFORMATION
REC SOLAR

(NOK IN MILLION)	Q1 2008	Q2 2008	Q3 2008	Q4 2008	[illegible]
Revenues	340	636	666	705	388
EBITDA	20	44	54	30	2
EBITDA - margin	6%	7%	8%	4%	1%
Expansion costs	17	20	21	7	25
Adjusted EBITDA	37	64	75	37	27
Adjusted EBITDA - margin	11%	10%	11%	5%	7%
Module production in MW	14	20	19	28	27
Contract manufacturing MW	0	0	2	5	0
External cell sale in MW	1	7	16	5	1
Module sale in MW*	13	20	20	28	16

FINANCIAL EFFECTS EMBEDDED DERIVATIVES - REC GROUP
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

	ACCUMULATED 2008				ACCUMULATED 2009
(NOK IN MILLION)	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31
EBITDA*	22	53	58	49	-20
Net financial items	-226	-281	926	3 294	-724
Income tax expense/benefit	57	64	-276	-936	208
Profit/loss for the period	-147	-164	709	2 407	-536
Earnings per share (in NOK)	-0.30	-0.33	1.43	4.87	-1.08

	PER QUARTER 2008				PER QUARTER 2009
(NOK IN MILLION)	Q1	Q2	Q3	Q4	Q1
EBITDA*	22	31	6	-10	-20
Net financial items	-226	-55	1 207	2 368	-724
Income tax expense/benefit	57	7	-340	-660	208
Profit/loss for the period	-147	-17	873	1 698	-536
Earnings per share (in NOK)	-0.30	-0.04	1.77	3.44	-1.08

See consolidated financial statments for 2008 for a description of embedded derivatives.

*The effect on EBITDA is an illustration of how much EBITDA and revenues are affected by not recognizing the revenues on sales in the period at exchange rates at the time of the realization of the sales. Revenues under these contracts are recognized at the forward exchange rates at the time the contracts were entered into.

DEFINITIONS

CONSTANT CURRENCY

Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and Sovello (Germany) from their functional currencies to NOK. The exchange rates for the quarter and the year to date 2008 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

EXPANSION COSTS

Include primarily costs for early recruitment and training etc until start of production.

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 2,500 people (excluding Sovello). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Ole Enger, President & CEO
+47 911 38 223

Bjørn Brenna, EVP & CFO
+47 900 43 186

Jon André Løkke, SVP & IRO
+47 907 44 949

TECHNOLOGICAL ADVANCES

MARKET AND CUSTOMER FOCUS

ORGANIZATIONAL DEVELOPMENT

COST REDUCTION

PROFITABLE GROWTH



Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

REC, Artbox

Innsendt dato:	29.04.2009 07:46
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q1 2009.pdf
Tittel:	REC ASA - First quarter 2009 - Presentation material

Meldingstekst:

Enclosed is REC's interim results presentation for the first quarter
2009. The presentation will be held at 08:00 CET today at the Oslo
Konserthus (Oslo, Norway).

More details on today's program and the presentation will available
on REC's internet pages: www.recgroup.com

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications, and REC
Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8 191 million and an operating profit
of NOK 2 529 million in 2008. About 2 500 employees work in REC's
worldwide organization. Please also see
www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)



REC

RENEWABLE ENERGY CORPORATION ASA

00

APRIL 29, 2009



REC
SILICON





REC
WAFER





REC
SOLAR



Forward Looking Information

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for First Quarter 2009 results presentation held on April 29, 2009. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

1st Quarter Presentation

AGENDA

- → Highlights – Ole Enger
- → REC Silicon III update – Tore Torvund
- → Financial review – Bjørn Brenna
- → Primary focus areas and outlook – Ole Enger

Highlights first quarter 2009

1st Quarter Presentation

- EBITDA decline of 29 percent from Q1'08
  - Increased spot purchases of polysilicon
  - Increased module inventory as a consequence of a weak market
  - Higher expansion and ramp-up costs
- Revenue growth of 14 percent from Q1'08, down from Q4'08
- REC Silicon III halted after 10 days' production
  - No commercial production expected from REC Silicon III in Q2'09

REC

Market development

1st Quarter Presentation

- Financial crisis hitting solar energy industry
  - Difficult to finance large PV projects
  - Price pressure
  - Low demand visibility
- Distributors/installers less willing to hold and finance inventory
  - Enhanced the seasonal slowdown in Q1'09
- Market observations
  - Several companies have seen cancellations and postponements of orders
  - Many companies are struggling with financial difficulties
- Industry analysts indicate a relatively flat global module demand in 2009

REC

Main markets in 2009

Country	Latest news on legislation
	**Potential for significant growth in 2009** → 30 percent investment tax credit (ITC) extended and cap removed, made available for utilities → US stimulus package: (i) public spending, (ii) loan guarantees, (iii) ITC to grant
	**Legislation should allow for continued strong growth in Germany** → Uncapped feed in tariff (FiT) program → Attractive end customer returns given price development in 2009
	**Continued growth in Italy** → Favorable FiT, bureaucratic barriers are decreasing
	**New tariffs for non building-integrated systems could fuel growth in France** → Favorable FiT, now also for non building-integrated → Official solar power output target has been raised
	**Cap of 500 MW introduced in Spain** → Still uncertainty related to approval of projects

REC

1st Quarter Presentation

REC Silicon: Highlights

- Production
  - Stable output from Siemens based production capacity
- Total sales volumes slightly down
- Terms and conditions determined by long-term contract arrangements
  - Prices were slightly up compared to the average of the year 2008
  - Average prices also impacted by product mix



REC Silicon
MT
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Polysilicon production
Silane gas sales
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

00168

REC Wafer: Highlights

- Production up 12 percent from Q4'08
  - Ramp-up at Herøya III & IV
- Sales volumes up from Q4'08
- Terms and conditions determined by long-term contract arrangements
  - Wafer prices were slightly down compared to average of the year 2008


REC Wafer
Production in MW
200
180
160
140
120
100
80
60
40
20
0
Multi
Mono
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

REC Solar: Highlights

- Production down from Q4'08
  - Oldest cell production line was stopped in the middle of January
- Sharp decline in sales volumes
  - Module price approximately 20 percent below the average of the year 2008
  - Replacement of modules still in customers' stock, due to the junction box issue
  - Inventory build-up


REC Solar
Production in MW
60
50
40
30
20
10
0
Cell
Module
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

Close to NOK 30 billion in expansions

1st Quarter Presentation

REC Silicon	Capacity increase	Ramp-up
+ Moses Lake (Silicon III)	6,500 MT	Q1'09 – Q3'09
+ Moses Lake (Silicon IV)*	4,000 MT	1H'10
= **Sum**	**10,500 MT**	

REC Wafer	Capacity increase	Ramp-up
+ Herøya III + IV	650 MW	Q4'08-Q4'09
+ Glomfjord (multi)	100 MW	Q2'08-Q4'08
+ Glomfjord (mono)	275 MW	Q2'08-Q3'10
+ Singapore (Phase I)	740 MW	Q2'10-Q2'11
= **Sum**	**1,875 MW**	

REC Solar	Capacity increase	Ramp-up
+ Singapore (Phase I) (cell)	550 MW	Q1'10-Q1'11
+ Singapore (Phase I) (module)	590 MW	Q1'10-Q1'11
= **Sum**	**550+590 MW**	

* In addition: 2,300 MT silane gas allocated to the merchant market

REC


Renewable
Energy
Corporation
REC SILICON
EVP REC Silicon Tore Torvund
REC

REC Silicon overview



→ REC Silicon: a leading global player in the silicon materials industry
- Third largest producer of polysilicon
- Largest producer of silane gas
- Largest producer of high purity "Float Zone" polysilicon

Two alternative production technologies

Siemens Reactor Schematic


Cooling medium
Polysilicon rods
Cooling medium
Electrical contact
Reactor inlet
Reactor outlet

FBR Reactor Schematic


Silane

Siemens Reactors:

+ Silane based proven technology
+ Produces ultra-pure polysilicon
+ Meets a specific set of market needs
- Higher energy consumption
- Batch process
- Needs additional product finishing to be usable

FBR Technology:

+ Proprietary REC technology
+ Energy efficient
+ Continuous production
+ Lower cost
+ Granular poly is easy to handle
- Ramping to commercial scale

REC

From pilot to commercial production


Pilot Plant: ~150 MT/yr
10 meter

➔ Four years of pilot plant experience


Silicon III: ~6,500 MT/yr
70 meter

➔ Scale-up of silane gas production plant

➔ Increased FBR reactor size and additional number of reactors

REC

What is a polysilicon plant?

- A polysilicon plant consists of two separate plants working seamlessly together
  - Silane gas plant
  - FBR reactor plant


Silicon III: ~6,500 MT/yr
FBR reactor plant
Silane gas plant

REC

Start-up achievements

- Production started in March 2009 and was halted after 240 hours of operation
- During production we:
  - Produced silane gas as intended
  - Met reactor design production capacity
  - Met silane gas and polysilicon quality expectations



REC

Crack - at reactor discharge pipe

- The plant was shut down for process safety reasons due to problems with a discharge pipe
- Discovered a potential for material fatigue with the reactor discharge pipe which could result in additional failure
- Investigations indicate thermal and mechanical stress

Crack in reactor discharge pipe


5 cm
Crack in reactor discharge pipe

REC

Corrective actions taken

- REC Silicon is working with Fluor using production process data to update the mechanical stress simulation model
  - Targets to design the necessary modifications to reactor discharge pipe

- Necessary actions have been taken to secure materials and resources to implement the modifications

REC

REC Silicon outlook

1st Quarter Presentation

- No commercial production is expected from Silicon III in Q2'09
- Commercial production from Silicon III is expected to resume in Q3'09
  - One should always expect certain interruptions when ramping up a large and complex chemical plant, which implements innovative new technologies
- Production from Silicon I and II continues at or above expected volumes
- Polysilicon production target revised downwards to approximately 9,000 MT

REC

Summary

1st Quarter Presentation

- Start-up and subsequent halt in production
- Investigation and preliminary conclusion have been drawn
- Demonstrated the viability of the proprietary FBR production technology
- We expect to resume commercial production in beginning of Q3'09
- 2009 polysilicon production target has been revised to 9,000MT

REC

Renewable
Energy
Corporation

FINANCIAL REVIEW

CFO Bjørn Brenna


REC

REC Group: Financial Highlights

1st Quarter Presentation


Revenues
NOK million
+14 %
2 500
2 000
1 500
1 000
500
0
1771
2121
1919
2380
2013
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09


EBITDA
NOK million
Margin: 26 %
-29 %
1 000
900
800
700
600
500
400
300
200
100
0
742
889
711
936
527
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09


EBIT
NOK million
Margin: 15 %
-48 %
800
700
600
500
400
300
200
100
0
579
716
537
696
302
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

REC Group: Condensed Income Statement

(NOK million)	Q1'09	Q1'08	Change	2008
Revenues	**2,013**	**1,771**	+14%	**8,191**
EBITDA	**527**	**742**	-29%	**3,279**
EBITDA-margin	*26%*	*42%*	*-16%p*	*40%*
Adjusted EBITDA*	**625**	**824**	-24%	**3,662**
*Adjusted EBITDA-margin**	*31%*	*47%*	*-16%p*	*45%*
EBIT	**302**	**579**	-48%	**2,529**
EBIT-margin	*15%*	*33%*	*-18%p*	*31%*
Net financial items	298	-251	N/M	1,850
Profit before tax	**600**	**327**	+83%	**4,379**

* Adjusted for expansion costs, but not the negative contribution from ramp-up of new plants

REC

REC Silicon: Key financials

- Revenues
  - Affected by variations in production and sales of polysilicon and silane
  - Prices in Q1'09 slightly higher than average of the year 2008
  - Lower sale of silane gas compared to Q4'08
- EBITDA
  - Negative contribution of NOK 56 million from ramp-up of Silicon III
  - Expansion costs of NOK 5 million compared with NOK 50 million in Q1'08 and NOK 26 million in Q4'08


Revenues and EBITDA
NOK million
Margin: 47 %
1 200
1 000
800
600
400
200
0
Revenues
EBITDA
652
319
630
307
730
392
1021
523
947
450
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

REC Wafer: Key financials

- Revenues
  - Production increase, primarily from Herøya III
  - Wafer prices were slightly down compared to average of the year 2008

- EBITDA
  - Higher material cost, also contributed by increasingly sourced external material at spot prices
  - Expansion costs of NOK 64 million compared with NOK 13 million in Q1'08 and NOK 36 million in Q4'08
  - Negative contribution of NOK 17 million from ramp-up


Revenues and EBITDA
NOK million
Margin: 15 %
Revenues
EBITDA
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1209
492
1260
519
942
244
1483
419
1589
242
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

REC Solar: Key financials

1st Quarter Presentation

- Revenues
  - Significantly lower sales volumes and inventory build-up
  - Q1'09 module selling prices were approximately 20 percent below average of the year 2008
- EBITDA
  - Expansion costs of NOK 25 million compared to NOK 17 million in Q1'08 and NOK 7 million in the Q4'08
  - NOK 24 million inventory write down, primarily off-spec cells



Revenues and EBITDA
NOK million
Margin: 1 %
Revenues
EBITDA
800
700
600
500
400
300
200
100
0
340
636
666
705
388
20
44
54
30
2
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

REC

Bridge analysis

- EBITDA was NOK 527 million in Q1'09, down 29 percent from Q1'08
  - Increased sales volume, mainly from REC Wafer
  - Increased production costs, mainly related to polysilicon cost
  - Negative contribution from ramp-up
  - Higher expansion costs
  - Increased elimination of inventory profit
  - Translation effect from a stronger USD vs NOK



EBITDA from Q1 2008 to Q1 2009
NOK million
1 000
800
600
400
200
0
Increased sales volume
Increased production cost
Negative contribution ramp-up
Expansion cost
Elimination
Other
Translation effect

REC

00188

1st Quarter Presentation

REC Group: Capital structure



Assets
NOK Million
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
11828
4074
2008
26570
2003
4368
31.03.2008
31.03.2009
Other current Assets
Cash and Cash equivalent
Non Current Assets



Equity and Liability
NOK Million
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
11817
2853
3240
16240
10881
5820
31.03.2008
31.03.2009
Non interest bearing liabilities
Interest bearing liabilities
Shareholders equity

REC

Cash flow and funding

- No net cash flow from operating activities in Q1'09
  - Buildup of inventories
  - Lower operating results
- Net debt increased from NOK 6.1 billion at the end of 2008 to NOK 8.1 billion at the end of Q1'09*
  - Due to scheduled Capex
- The gearing ratio (net debt to EBITDA) at the end of the quarter was 2.5
- Remaining credit lines of around NOK 7 billion


Net debt
NOK million
10 000
8 000
6 000
4 000
2 000
0
-2 000
-4 000
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09

* Excluding restricted bank accounts and prepayments on which interest is calculated. External net debt of Sovello is included with NOK 0.6 billion at March 31, 2009

REC

Renewable
Energy
Corporation

FOCUS AND OUTLOOK


REC

Focus and outlook

- Lower demand for solar systems until the general economy is improving

- Focus on achieving operational "World Class Performance"

- Production forecasts 2009
  - REC Silicon production volumes approximately 9,000 MT
  - REC Wafer production will be adjusted to internal polysilicon availability and possible external purchases of polysilicon
  - Temporary shutdowns in REC Solar

- Underlying financial performance in Q2'09 expected to be at level with Q1'09 with potential positive effect from inventory reductions

- Long-term fundamentals for PV remain strong and REC is well positioned

REC

Renewable Energy Corporation

WELCOME BACK

2nd quarter 2009 – August 11, 2009


REC

REC Group: Expansion costs Q1'09

(NOK million)	Q1'09	Q1'08	2008
REC Silicon	5	50	162
REC Wafer	64	13	121
REC Solar	25	17	65
REC ASA/Site Services	4	2	35
REC Group total	**98**	**82**	**383**

- Expansion cost primarily includes costs for early recruitment and training, etc until start of production
- Negative EBITDA contribution (NOK 73 million in Q1'09) from ramp-up of new plants is not included in the expansion costs

REC

Innsendt dato:	29.04.2009 10:25
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	ÅRSOVERSIKT
Informasjonspliktig:	Ja
Lagringspliktig:	Nei
Vedlegg:	Annual Overview REC ASA.pdf
Tittel:	Annual overview for REC ASA
Meldingstekst:	

Issuers of listed transferable securities are, according to the
Securities Trading Act section §5-11 required to provide Oslo Stock
Exchange with a document listing all relevant information they have
made available to the public over the preceding 12 months in
compliance with their legal obligations.

Attached is an overview for REC from 17 April 2008 (when the last
overview was published) until 29 April 2009.

For more information, please contact:
Bjørn R. Berntsen, Shareholder Services
Tel: +47 977 35 514

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules. In
2008, REC Group had revenues of NOK 8 191 million and an operating
profit of NOK 2 529 million. About 2 400 employees work in REC's

worldwide organization. Please also see
www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.



Annual Overview for Renewable Energy Corporation ASA:

17 April 2008 – 29 April 2009

Date/time	Message	Attach	Category
29.04.2009 07:46:22	REC ASA - First quarter 2009 - Presentation material		FINANCIAL REPORT
29.04.2009 07:01:21	REC ASA - 1st quarter 2009		FINANCIAL REPORT
28.04.2009 15:24:37	REC ASA - Annual Report 2008		FINANCIAL REPORT
28.04.2009 14:27:39	REC ASA - Notice of Annual General Meeting		GENERAL MEETING INFORMA...
17.04.2009 06:15:55	REC ASA - Presentation of the first quarter 2009		FINANCIAL CALENDAR
02.04.2009 08:30:50	REC ASA - Interruption during ramp-up of Silicon III		OTHER ANNOUNCEMENTS
30.03.2009 08:46:20	REC ASA - Ole Enger new President and CEO of REC ASA		OTHER ANNOUNCEMENTS
30.03.2009 07:01:23	REC ASA - Production has started at Silicon III		OTHER ANNOUNCEMENTS
24.03.2009 11:22:06	REC ASA - Board of Directors approved 2008 financials		FINANCIAL REPORT
24.02.2009 13:08:27	OSLO BØRS - MATCHING HALT ENDS		MATCHING HALT
24.02.2009 12:29:32	OSLO BØRS - MATCHING HALT		MATCHING HALT
23.02.2009 16:21:16	REC ASA - Mandatory notification of trade		MANDATORY NOTIFICATION ...
19.02.2009 13:54:28	REC ASA - Primary insiders purchase of shares		OTHER ANNOUNCEMENTS
18.02.2009 07:46:08	REC ASA - Fourth quarter 2008 - Presentation material		FINANCIAL REPORT
18.02.2009 07:00:59	REC ASA - 4th quarter 2008		FINANCIAL REPORT
09.02.2009 08:56:00	REC ASA - Presentation of the fourth quarter 2008		FINANCIAL CALENDAR
09.02.2009 08:53:37	REC ASA - Moses Lake "Plant III" start-up schedule		OTHER ANNOUNCEMENTS
26.01.2009 08:02:02	REC ASA - Tore Torvund joins REC Group Management		OTHER ANNOUNCEMENTS
16.01.2009 10:58:07	REC ASA - Secures a USD 340 Million wafer sales contract		AGREEMENTS
15.12.2008 10:28:32	Q&A dial inn details		OTHER ANNOUNCEMENTS
15.12.2008 06:47:01	REC ASA - Update on polysilicon expansion ('Plant III')		OTHER ANNOUNCEMENTS
04.11.2008 17:11:08	REC ASA - Mandatory notification of trade		MANDATORY NOTIFICATION ...
04.11.2008 06:46:11	REC ASA - Purchase of own shares/mandatory notification		MANDATORY NOTIFICATION ...
31.10.2008 17:10:01	Report of Significant Shareholdings		DISCLOSURE OF LARGE SHA...
28.10.2008 16:35:49	REC ASA - Mandatory notification of trade		MANDATORY NOTIFICATION ...



Date/time	Message	Attach	Category
21.10.2008 07:46:43	REC ASA - Third quarter 2008 - Presentation material		FINANCIAL REPORT
21.10.2008 07:01:37	REC ASA - 3rd quarter 2008		FINANCIAL REPORT
20.10.2008 15:52:19	REC ASA - Secures a NOK 2.9 billion silicon powder contract		AGREEMENTS
14.10.2008 06:31:12	REC ASA - Presentation of the Third Quarter 2008		FINANCIAL CALENDAR
25.09.2008 07:06:16	REC ASA - Secures a NOK 2.6 billion wafer sales contract		AGREEMENTS
25.09.2008 07:03:06	REC ASA - Scope change to further pursue silane gas market		OTHER ANNOUNCEMENTS
25.08.2008 15:54:18	REC ASA - Quebec chosen for future silicon expansions		AGREEMENTS
12.08.2008 07:47:40	REC ASA - Second quarter 2008 - Presentation material		FINANCIAL REPORT
12.08.2008 07:01:23	REC ASA - Second quarter and first six months 2008		FINANCIAL REPORT
05.08.2008 06:30:39	REC ASA - Presentation of the Second Quarter 2008		FINANCIAL CALENDAR
18.07.2008 07:50:15	REC ASA - Secures NOK 5 billion in silane sales contracts		AGREEMENTS
26.06.2008 08:04:00	REC ASA - Secures a NOK 2.0 billion wafer sales contract		AGREEMENTS
25.06.2008 11:10:15	REC ASA - Secures a NOK 1.5 billion wafer sales contract		AGREEMENTS
18.06.2008 10:46:48	REC ASA - Singapore - Presentation material		OTHER ANNOUNCEMENTS
18.06.2008 07:01:08	REC ASA - Invests NOK 400 million to extend Herøya capacity		OTHER ANNOUNCEMENTS
18.06.2008 02:01:28	REC ASA - Invitation to press conference		OTHER ANNOUNCEMENTS
18.06.2008 02:01:18	REC ASA - Invests NOK 13 billion in Singapore		OTHER ANNOUNCEMENTS
12.06.2008 13:26:15	REC ASA - Secures a NOK 3 billion wafer sales contract		AGREEMENTS
21.05.2008 08:08:09	REC ASA - Options Issued		OTHER ANNOUNCEMENTS
02.05.2008 11:21:17	REC ASA - Annual Report 2007		FINANCIAL REPORT
02.05.2008 10:01:07	REC ASA - Notice of Annual General Meeting		GENERAL MEETING INFORMA...
22.04.2008 15:21:06	REC ASA - primary insiders purchase of shares		MANDATORY NOTIFICATION ...
22.04.2008 12:37:09	Melding om salg av aksjer		MANDATORY NOTIFICATION ...
22.04.2008 07:46:22	REC ASA - First quarter 2008 - Presentation material		FINANCIAL REPORT
22.04.2008 07:06:15	REC ASA - Secures a NOK 2 billion wafer sales contract		AGREEMENTS
22.04.2008 07:01:38	REC ASA - 1st quarter 2008		FINANCIAL REPORT
17.04.2008 10:38:07	REC ASA - Annual overview for REC ASA		ANNUAL INFORMATION

Source: www.newsweb.no

Date	Kunngjøringstype	*Notification category*
14.04.2009	Styre	Board
17.10.2008	Vedtektsdato	*Date of By-laws*
22.05.2008	Godkjente årsregnskap	*Approved annual accounts*

Source: www.brreg.no

6 **Financial Calendar for REC ASA.** REC releases dates on which the Company's 2009 quarterly results will be released.

Innsendt dato:	04.05.2009 15:56
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	Financial Calendar for REC ASA
Meldingstekst:	

REC ASA will have the AGM and release the
Company's quarterly results
on the following dates:

19 May, 2009 AGM
11 August, 2009 Q2 2009
27 October, 2009 Q3 2009

For more information, please contact:
Jon André Løkke, SVP & Investor Relations
Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are among
the world's largest
producers of polysilicon and wafers for solar
applications. REC Solar
is a rapidly growing manufacturer of solar cells
and modules. In
2008, REC Group had revenues of NOK 8 191
million and an operating
profit of NOK 2 529 million. About 2 400
employees work in REC's
worldwide organization. Please also see
www.recgroup.com

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

7 **Oslo Børs – Matching Halt.** Oslo Børs investigates movements in REC's share price.

Innsendt dato:	06.05.2009 14:26
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	BØRSPAUSE
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	OSLO BØRS - MATCHING HALT
Meldingstekst:	Oslo Børs is investigating movements in the share price.

8 **Oslo Børs – Matching Halt Ends.** Oslo Børs concludes review of price movements.

Innsendt dato:	06.05.2009 14:54
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	BØRSPAUSE
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	OSLO BØRS - MATCHING HALT ENDS
Meldingstekst:	Oslo Børs has reviewed price movements. Matching halt to end. There will be a pre-trading session (CLIN) until 14:57.

9 **Disclosure of Shareholding.** Q-Cells SE agrees to sell 84,956,767 shares in REC.

OSLO
OSLO BØRS

NewsWeb

MeldingsID: 236991

Innsendt dato:	07.05.2009 08:19
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FLAGGING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	Disclosure of shareholding

Meldingstekst:

Q-Cells SE has on 6 May 2009 agreed to sell 84,956,767 shares in Renewable Energy Corporation ASA ("REC").

As a result of the above, following completion of the above mentioned sales Q-Cells SE will reduce its shareholding or interests in shares in REC below the 15 %, 10 % and 5 % thresholds set out in the Norwegian Securities Trading Act, Section 4-2, upon carrying out the sales agreements and thereby triggering the notification requirements set out therein.

Following completion of the above mentioned sales Q-Cells SE holds a total of 0 shares in REC, which equals 0 % of the issued shares and votes in REC. The calculation is based on a total of 494,314,725 shares outstanding in REC.

10 **Norwegian Securities Regulation of 29 June 2007 / Report of Significant Shareholdings.** REC releases a list of persons collectively holding five percent or more of the shares of REC in accordance with Norwegian Securities Regulation.

MeldingsID: 237783

Innsendt dato:	14.05.2009 16:30
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FLAGGING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	SCHEDULE A.pdf
Tittel:	Norwegian Securities Regulation of 29 June 2007 / Report of Significant Shareholdings

Meldingstekst:

In accordance with the requirements of the Norwegian Securities Regulation of 29 June 2007, we hereby notify you that the person or persons that are listed on Schedule A attached to this letter hold the shares of capital stock of Renewable Energy Corp AS as set forth opposite their names. Collectively, these shares represent more than 5% of the shares and voting rights of Renewable Energy Corp AS, requiring notification to you pursuant the Act.

The date on which the 5% threshold was crossed is 13 May 2009. The 5% threshold was crossed by means of buys of 350,400 shares on the stock exchange and buys of 20,000,000 shares that were listed on 13 May 2009 (part of the recent placing undertaken by the company). As a consequence, the number of shares held or deemed to be held by the shareholder is 42,398,975 (7.32%).

As described in more detail on attached Schedule A,

the persons holding such shares are mutual
funds,
unit trusts, pension plans, profit sharing plans
and
other accounts (collectively, the "Funds"). The
Funds
are managed by investment advisory companies
(collectively, the "Advisors"). The Advisors are
direct or indirect subsidiaries of two holding
companies: (1) FMR LLC, a corporation
organized under
the laws of Delaware in the United States ("FMR
LLC"), or (2) FIL Limited, a Bermuda company
("FIL").
FMR LLC and FIL may be considered to be
affiliated
with each other because certain shareholders of
FMR
LLC are also shareholders of FIL.

Notwithstanding that FMR LLC and/or FIL may
be deemed
to control more than 5% of the shares and voting
rights of Renewable Energy Corp AS because of
their
ownership interest in the Advisors, this
notification
is not intended to indicate that either FMR LLC or
FIL, or the Advisors or the Funds listed on
Schedule
A act as a group or act in concert with respect to
the shares of Renewable Energy Corp AS.

The holding of the shares of Renewable Energy
Corp AS
by the Advisors was in each case an investment
made
in the ordinary course of business and for
investment
purposes only on behalf of the Funds named on
Schedule A. In no case were the holdings made
with
either the intention to change, or the effect of
changing, the control of Renewable Energy Corp
AS.

Pursuant to advisory or management agreements
with
the Funds, the Advisors have the power, on
behalf of
the Funds, to dispose or direct the disposition of
any of the shares of Renewable Energy Corp AS,
and
for certain Funds may have the power to vote or
direct the vote of the shares. Except through their
ownership interest in the Advisors, neither FMR
LLC
nor FIL has any power to vote or to direct the
vote

or to dispose or direct the disposition of the
shares
of Renewable Energy Corp AS.

If you have any questions with respect to this
notification, please contact Sophie Hughes,
Regulatory Reporting, at +44 1737 836713 or by
fax at
+44 1737 837450.

Schedule A

Security: Renewable Energy Corp AS

FUND NAME	MANAGEMENT COMPANY	SHARES HELD
GM INVESTMENT TRUSTEES LTD	FIL	51,300
ACCIDENT REHAB & CMP-GLB EX-US	FIL	116,200
ASIAN DEVELOPMENT BANK	FIL	15,200
FMT_GL ROW	FIL	34,500
A/C 16MSFSLE	FIL	250,500
BASF AG - EUROPEAN SMALL CAPS	FIL	53,800
STCHG BD V DE MT EN TCH BD ESC	FIL	36,000
BRITISH ENERGY GEN GRP - ROW	FIL	116,700
CHURCH COMM FOR ENGLAND - ROW	FIL	84,000
CHEVRON TEXACO UK PNS PL-ROW	FIL	41,600
CO-OPERATIVE GRP PENS - RW	FIL	51,200
DBI-FONDS DSPT-A1	FIL	85,300
EAST SUSSEX CNTY COUNCIL-ROW	FIL	113,900
PE MM STONE	FIL	222,700
FIJ IT EURO SMLLR COS OPN MTHR	FIL	7,800
FIDELITY SELECT GLOBAL EQ FUND	FIL	1,700
FERP - INDUSTRIALS PILOT FUND	FIL	2,275
FIDELITY SICAV-FID EUROPE	FIL	1,094,400
FIFTEEN RE FIDELITY	FIL	1,071,200
FOUR RE FIDELITY	FIL	74,700
FID POC GBL REAL ASSETS PLT FD	FIL	600
FUND 412	FIL	357,900
GPIF SG	FIL	140,000
LONDON BOROUGH CAMDEN PENSN FD	FIL	35,500
NPC TRUST - ACTIVE 1 - ROW	FIL	173,700
NPFA SG	FIL	53,500
STC INTL EQUITY FUND - ROW	FIL	70,600
NORTH YORKSHIRE COUNTY COUNCIL	FIL	90,100
BRAUNSCHWEIG INSURANCE RW	FIL	18,100
SGE MM ROW	FIL	59,300
SHELL AUSTRIA PENSIONSKASSE AG	FIL	28,000
FID SELECT GLB EX-JP EQ T55415	FIL	20,700
SPH-SELECT EUROPE	FIL	162,200
SPMS-SELECT EUROPE	FIL	102,500
UNILEVER PRG SMALL CAP EUROPE	FIL	51,800
UNILEVER(SUPERANN) IRELAND-ROW	FIL	14,000
VGH HANNOVER RW	FIL	18,600
FID FDS - EURO SMALLER CO POOL	FIL	335,200
FID FDS - GL INDUSTRIALS PL	FIL	137,600
FID FDS - NORDIC POOL	FIL	117,400
FID FDS-CON GL RES & IND POOL	FIL	70,000
FID INSTL SELECT EUROPE EQ FD	FIL	89,200
FIDELITY EUROPEAN OPP FND 1992	FIL	1,072,500
FID GLOBAL SPECIAL SITS FUND	FIL	1,711,300

VIP III BALANCED EQUITY SUB	FMRCO	196,100
FIDELITY ENERGY CENTRAL FD	FMRCO	114,600
CONTRAFUND	FMRCO	5,091,800
FA DIVERSIFIED STOCK FUND	FMRCO	300,000
FID DIVIDEND GROWTH FUND	FMRCO	1,396,400
SELECT ELECTRONICS US EQ SUB	FMRCO	159,600
SELECT ENERGY	FMRCO	393,400
SELECT ENERGY SERVICES	FMRCO	132,300
FA BALANCED ENERGY SUB	FMRCO	89,700
FA EUROPE CAPITAL APPRECIATION	FMRCO	4,600
FA DIVIDEND GROWTH	FMRCO	163,200
FA DIVERSIFIED INTERNATIONAL	FMRCO	931,800
FA ELECTRONICS US EQ SUB	FMRCO	2,200
FA GLOBAL CAP APP INTL EQ SUB	FMRCO	9,600
FA GROWTH & INCOME FD	FMRCO	133,700
FA NEW INSIGHTS	FMRCO	893,200
FID DIVERSIFIED INTRNTNL SUB A	FMRCO	4,000,000
FID EUROPE CAP APPRECIATION FD	FMRCO	91,400
FID EUROPE FUND	FMRCO	519,600
FID GLBL COMMODITY STK FUND	FMRCO	1,200
FID BALANCED ENERGY SUB	FMRCO	1,825,200
FID INTL CAP APPRECIATION FUND	FMRCO	214,100
FD SRS ALSCTR EQ ENR SUB	FMRCO	869,700
FIDELITY SMALL CAP STOCK FUND	FMRCO	1,454,800
FID GLBL BAL EUROPEAN EQTY SUB	FMRCO	18,600
FA INTL CAPITAL APPRECIATION	FMRCO	118,600
FA INT EURO MID EAST ASIA SUB	FMRCO	252,000
MAGELLAN FUND	FMRCO	2,246,600
FID NEW MILLENNIUM FUND	FMRCO	1,163,500
SELECT NATURAL GAS FUND	FMRCO	612,000
SELECT NATURAL RESOURCES	FMRCO	256,300
FID NORDIC FUND	FMRCO	112,000
OVERSEAS FUND	FMRCO	2,700,000
FA OVERSEAS INVESTMENT FUND	FMRCO	152,200
FA ENERGY	FMRCO	122,300
GROWTH & INCOME FUND	FMRCO	625,000
FID STOCK SELECTOR FUND	FMRCO	54,600
FA VALUE STRATEGIES FUND	FMRCO	74,800
VIP CONTRA FUND ENERGY SUB	FMRCO	2,559,700
VIP III GROWTH & INCOME FUND	FMRCO	71,700
VIP INTERNATIONAL CAP APP FUND	FMRCO	22,400
VIP ENERGY	FMRCO	68,100
VIP OVERSEAS	FMRCO	237,000
VIP VALUE STRATEGIES	FMRCO	21,800
BANK OF MONTREAL S INTL T55349	PGALLC	33,300
CDP QUEBEC T55293	PGALLC	216,900
FID GLOBAL DISC EQUITY (INTL)	PGALLC	21,000
FID GLOBAL EQUITY INVESMENT TR	PGALLC	2,500
FID GLOBAL OPPORTNTS INTL SUB	PGALLC	500
HQ SLCT INTL INV ACCT T55492	PGALLC	86,000
PYRAMIS SLCT INTL EQ TR T55106	PGALLC	101,700
FID INTL DISCIPLINED EQUITY FD	PGALLC	24,200

FID INTERNATIONAL EQTY INV TR	PGALLC	5,000
FICL GLBL ASSET ALL EQUITY SUB	PGALLC	102,600
FIDELITY OVERSEAS FUND -CANADA	PGALLC	7,800
PYR CANA SEL GLBL EQ TR T55281	PGALLC	11,900
LONDON LIFE INTL EQTY T55479	PGALLC	32,100
AWW PENSION SELECT INTL T55487	PGATC	19,700
AWW VEBA SELECT INTL T55488	PGATC	8,900
CALPERS SELCT INTL PORT T55434	PGATC	142,000
CATERPLLR VEBA SEL EUR T55257	PGATC	14,000
CATERPILLAR INC T55207	PGATC	72,600
CALPERS SEL INTL PORT T55486	PGATC	24,900
CITY OF FRESNO RT SY-SI T50621	PGATC	31,200
CATERPILLAR INC 401K SI T50578	PGATC	15,800
STATE OF CT RET PLAN T50251	PGATC	94,200
DALLAS POLICE & FIRE T50092	PGATC	48,700
EXELON CSH BL SLCT INTL T55403	PGATC	14,400
PYRAMIS SELECT INTL EQ CM T319	PGATC	1,014,500
GM VEBA SELECT INTL ACT T55189	PGATC	49,000
GENERAL MOTORS SEL INTL T55193	PGATC	91,600
IBM CANADA SELECT INT'L T2286	PGATC	61,000
IBM NETHERLANDS -SELECT EUROPE	PGATC	86,300
MINNESOTA SBI SEL INTL T55303	PGATC	59,000
OREGON INV COUNSIL CSF T55433	PGATC	25,000
OREGON INVMT CL SEL INT T55271	PGATC	178,800
PENN TOBACCO STL INV (T51638)	PGATC	11,000
PRINCIPAL PARTNERS INTL T50423	PGATC	369,200
PRIT SELECT INTL PORT T51513	PGATC	155,100
PY SLCT GLBL EQUITY CP T51438	PGATC	20,600
PYR SELECT INTL EQ LLC T51488	PGATC	4,700
SAN DIEGO RETIREMENT (T2193)	PGATC	65,000
SHELL OIL SELECT INTL T55322	PGATC	65,000
ILLINOIS SURS-SEL INTL T50448	PGATC	37,200
WORLD BANK SELECT INTL T55274	PGATC	43,400

Total Shares Held	42,398,975
Shares in issue and voting rights figure:	579,271,480
Ownership Percentage	7.32%

11 **REC ASA – Securing Long-Term Financing.** REC resolves to strengthen its financial position in order to ensure sufficient financial flexibility in the future.

MeldingsID: 238073

Innsendt dato:	19.05.2009 07:00
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	EKS.DATO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Securing long-term financing
Meldingstekst:	

Sandvika, May 19, 2009; REC has today resolved to strengthen the company's financial position in order to ensure sufficient financial flexibility going forward. This will be done through; (i) restructuring of existing debt, (ii) adding new credit lines including a bond issue, and (iii) issuing new shares through a fully underwritten rights issue. The aggregate liquidity effect of the debt and equity measures will be in the range of NOK 7 - 9 billion.

In terms of debt, the company has successfully restructured existing debt and is adding new credit lines, including a bond issue, which in total are expected to amount to NOK 3 - 5 billion. REC has engaged DnB NOR Markets, Nordea and SEB as Joint Lead Arrangers for the bond issue. Offering a REC-bond to the financial market is in line with the strategy to diversify the company's sources of funding.

REC has also received an offer to revise financial covenants under the existing debt facilities.

In terms of equity, REC intends to complete
an equity offering
through issuance of new shares to raise
approximately NOK 4 billion.
The proposed equity offering will be
conducted as a fully
underwritten rights issue, to facilitate equal
treatment of REC's
more than 25,000 shareholders. The rights
issue will, subject to
certain conditions, be fully underwritten by REC's
main shareholders
Orkla/Elkem and Hafslund (with a percentage
corresponding to their
respective ownership interest) and other
shareholders including
Folketrygdfondet (together representing about
60 percent of
outstanding shares), and a bank syndicate
including DnB NOR Markets
(acting as Global Coordinator and Joint
Bookrunner), Nordea, ABN AMRO
and BNP Paribas (acting as Joint Lead
Managers and Bookrunners).
Freely tradable subscription rights will be
applied for listing on
the Oslo Stock Exchange.

"Contact with our shareholders has indicated
that our owners are
highly supportive of the company taking
action to ensure our
long-term financial flexibility. Through new equity
and significantly
improved credit lines, we have taken the
necessary steps to secure
long-term financing of our ongoing capital
expenditure program and
provided a foundation for developing potential
opportunities in a
growing industry", says Ole Enger, President and
CEO.

REC will call for an extraordinary general meeting
("EGM") to be held
on June 5, 2009 to resolve the rights issue.
According to the current
timetable, and subject to approval by the EGM,
the subscription
period for the rights issue and the period for
trading of
subscription rights are expected to commence
on or about June 12,
2009 and end on or about June 26, 2009. The
company's shares are
expected to be traded exclusive of subscription
rights from and
including June 8, 2009.

Terms of the rights issue, including the subscription price and the number of shares to be issued, will be proposed by the Board of Directors and are expected to be announced on or about June 5, 2009.
The company will also prepare and publish a prospectus for the rights issue, which will be subject to approval by the Oslo Stock Exchange prior to publication.

For more information, please contact;
Bjørn Brenna, EVP & CFO, +47 900 43 186
Jon André Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or

sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

12 **REC ASA – Purchase of Treasury Shares.** REC purchases 206 shares in accordance with the REC 2006 and 2007 Long Term Incentive Plan.

Innsendt dato:	19.05.2009 16:58
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Purchase of treasury shares
Meldingstekst:	

Sandvika, May 19, 2009; REC has today on the basis of the REC 2006 and 2007 Long Term Incentive Plan (LTIP) purchased 206 shares at an average price of NOK 167.97 per share.

According to the LTIP agreement, shares allocated under the 2006 and 2007 Long Term Incentive Plan shall be transferred back to REC at the original transfer price when an employee leaves the Company before expiry of the LTIP period.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian

Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is
solely responsible for the content of this
announcement.

13 **REC ASA – Minutes from the Annual General Meeting.** Minutes from REC's Annual General Meeting held on May 19, 2009.

MeldingsID: 238314

Innsendt dato:	20.05.2009 14:49
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	GENERALFORSAMLINGSINFO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	English.pdf, Norwegian .pdf
Tittel:	REC ASA - Minutes from the Annual General Meeting
Meldingstekst:	

The Annual General Meeting of the shareholders of Renewable Energy
Corporation ASA ("REC" or the "Company") was held on May 19, 2009 at
14:00 (Oslo time) in Oslo Konserthus in Oslo. The minutes from the Annual General Meeting recording the resolutions
made are enclosed hereto, and are also available on REC`s website at
www.recgroup.com.

The board had amended their original proposals as set out in the
notice with respect to the following items:

* The requested board authorisation to increase the share capital
  regarding the employee share purchase program was decreased to
  maximum NOK 2,000,000. The requested authorisation to increase
  the share capital by up to NOK 49, 000, 000 to ensure that the
  Company has sufficient financial flexibility with respect to
  capital expenditure and related working capital requirements and
  acquisitions was upheld. (Item 9)
* The maximum loan amount that could be raised under the board
  convertible loan authorisation was increased to

maximum NOK
4,900,000,000 (the corresponding maximum share capital increase
by maximum 49, 000,000 was upheld as originally proposed). (Item
11)

* A minor adjustment to the board's statement on compensation to
leading employees was made, as set out in the minutes. (Item 7
part 2.)

As follows from the minutes, the general meeting adopted all
resolutions as proposed by the board.

For more information, please contact;
Jon André Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications, and REC
Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit
of NOK 2,529 million in 2008. About 2,500 employees work in REC's
worldwide organization. Please also see www.recgroup.com.

[OFFICE TRANSLATION]

MINUTES FROM
ANNUAL GENERAL MEETING
IN
RENEWABLE ENERGY CORPORATION ASA

The annual general meeting in Renewable Energy Corporation ASA ("REC" or "the Company") was held on Tuesday May 19, 2009 in Oslo Konserthus, Oslo, Norway.

1. Opening of the meeting by the Chairman of the Board and registration of attending shareholders

The Chairman of the Board, Mr. Tore Schiøtz, opened the meeting.

Present were in total 310,170,173 shares, including 137,426,438 shares represented by proxy. Thus, approximately 62.75% of the Company's total share capital was represented at the general meeting.

2. Election of Chairman of the meeting and at least one person to co-sign the minutes with the Chairman

The following resolution was passed:

> *"Thomas Aanmoen is elected to chair the meeting. Reidar Lund is elected to co-sign the minutes."*

Number of shares in favor: 310,170,055. There were no shares voting against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

3. Approval of the notice of the meeting and the agenda

There were no objections to the notice and the agenda, and the following resolution was passed:

> *"The notice of and agenda for the meeting is approved."*

Number of shares in favor: 310,170,055. There were no shares voting against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority. The general meeting was declared duly convened.

4. Directors' remuneration and remuneration for the members of the Nomination Committee

The Nomination Committee's proposal was discussed. The following resolution was passed:

> *"The remuneration for the period between May 19, 2008 to May 19, 2009 for the Chairman of the Board, the deputy Chairman of the Board, Board members, members of Board committees and members of the Nomination Committee is (all amounts in NOK):*

Chairman of the Board	*350,000*
Deputy chairman of the Board	*220,000*
Other Board members	*200,000*
Board committees	*40,000*
Chairman of the Nomination Committee	*25,000*
Members of the Nomination Committee	*20,000"*

Number of shares in favor: 309,871,083. 298,972 shares voted against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

5. Auditor's remuneration

The proposed remuneration for 2008 to the Company's auditor was reviewed. The following resolution was passed:

> *"The general meeting approves the auditor's remuneration of NOK 2,240,000 for the audit work with the annual accounts of Renewable Energy Corporation ASA for the accounting year 2008."*

Number of shares in favor: 310,096,055. There were no shares voting against the resolution. 74,118 shares abstained

from voting. Thus, the resolution was passed with the requisite majority.

6. Approval of annual financial statements and annual report for 2008

The CEO, Mr. Ole Enger, gave a presentation of the group's operations in 2008. The CFO, Mr. Bjørn Brenna, presented the main figures of the 2008 consolidated accounts. The auditor presented the 2008 auditor's report.

The following resolution was passed:

> *"The general meeting approves the annual financial statements and the Board's annual report for 2008. The profit for 2008 shall be distributed to other equity. Dividend will not be paid for the financial year 2008."*

Number of shares in favor: 309,616,596. There were no shares voting against the resolution. 553,577 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

7. The Board's statement regarding compensation to leading employees

The Board's statement on compensation to leading employees in accordance with the Norwegian Public Limited Companies Act ("the Act") section 6-16a was discussed, including the Board's proposed adjustment to the resolution.

The following resolution was passed:

Part 1:

> *"The general meeting supports the statement of the Board regarding compensation to leading employees."*

Number of shares in favor: 308,433,228. 1,421,327 shares voted against the resolution. 315,618 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

Part 2:

> *"The general meeting adopts the statement of the Board regarding the stock option program for 2009, however so that the date for determination of the exercise price shall be the first day of trading following publication of the company's results for the second quarter 2009."*

Number of shares in favor: 307,924,878. 2,171,177 shares voted against the resolution. 74,118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

8. Amendment of the Articles of Association

The Board's proposal was discussed. The following resolution was passed:

> *"The last sentence of section 5 of the Articles of Association is revised as follows:*
>
> *The Board Members are elected for a period of one year at the time."*

Number of shares in favor: 310,095,655. 400 shares voted against the resolution. 74,118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

9. Authorization to issue shares

The Board's proposal for resolution was discussed, including the Board's proposed adjustment to the resolution. The following resolution was passed:

> *"The Board is granted the authority to increase the share capital with up to NOK 49,000,000 (forty-nine million) through one or more share issuances for the purpose of ensuring that the company has sufficient financial flexibility with respect to capital expenditure and related working capital requirements, and acquisitions.*
>
> *The authorization also includes capital increases in connection with mergers.*
>
> *The Board is granted the authority to increase the share capital with up to NOK 2,000,000 (two million) through one or more share issuances for the purpose of fulfilling the company's obligations under the employee share purchase*

program.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the market value of the shares at the relevant time. Shares may be issued for contribution in form of cash or by transfer of other assets (contribution in kind).

Existing shareholders' pre-emptive rights to subscribe for shares may be waived by the Board upon exercise of these authorizations.

These authorizations replace all previous authorizations to issue shares.

These authorizations expire at the annual general meeting in 2010, but in any case not later than 15 months from the date of this general meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association upon exercise of these authorizations."

Number of shares in favor: 293,222,135. 16,873,920 shares voted against the resolution. 74,118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

10. Authorization to acquire treasury shares

The Board's proposal was reviewed. The following resolution was passed:

"The Board is granted the authority to acquire shares in Renewable Energy Corporation ASA on behalf of the company for one or more of the following purposes:

- in order to maximize the return for the shareholders.

- fulfillment of the company's obligations under the employee share purchase program.

- in connection with the company's long term incentive plan (LTIP 2007).

The authorization covers purchase(s) of up to 10% of the face value of the share capital of the company, cf. the Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 500 per share. The shares shall be acquired and disposed of through ordinary purchase and sale.

The Board's authorization is valid until the annual general meeting in 2010 or until it is revoked by a general meeting resolution passed with simple majority. The decision shall be notified to and registered by the Norwegian Register of Business Enterprises prior to acquiring any shares pursuant to the authorization."

Number of shares in favor: 310,045,232. 50,941 shares voted against the resolution. 74,000 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

11. Authorization to determine to raise convertible bond loans

The Board's proposal was reviewed, including the Board's proposed amendment to the resolution. The following resolution was passed:

"The Board is granted the authorization to determine to raise one or more loans where the creditor is entitled to require issue of shares in order to ensure that the Company has sufficient financial flexibility with respect to capital expenditures and related working capital requirements and/or mergers and acquisitions.

The loans shall not exceed a total amount of NOK 4,900,000,000 (four billion nine hundred million). The share capital increase shall not exceed NOK 49,000,000 (forty-nine million).

The conditions for the loans shall be determined by the Board at each subscription with regard to the need of the company and the market price of the shares at that time.

Existing shareholders' pre-emptive rights to subscribe for shares may be waived by the Board upon exercise of the authorization.

The authorization shall expire at the annual general meeting in 2010, but in any event not later than 15 months from the date of this general meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association in relation to exercise of the authorization."

Number of shares in favor: 309,667,824. 502,231 shares voted against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

12. Election of members to the Board of Directors

The Nomination Committee's proposal was discussed. The general meeting was informed that Mr. Marcel Brenninkmeijer, who had been proposed for re-election by the Nomination Committee, had given notice that he would resign with effect from the time of the general meeting.

The following resolution was passed:

"Tore Schiøtz, Roar Engeland and Susanne E. Munch Thore are re-elected for a period of one year.

Line Geheb, Christian Berg and Inger Johanne Solhaug continue as board members up to and including the day Oslo Børs has made public its approval of the prospectus prepared in connection with the company's rights issue planned to be conducted in June 2009, however no later than up to and including 14 June 2009.

Dag J. Opedal, Grace Reksten Skaugen, Hilde Myrberg and Odd Chr. Hansen are elected as new board members for a period of one year, with effect from the day following the day Oslo Børs has made public its approval of the prospectus prepared in connection with the company's rights issue planned to be conducted in June 2009, however no later than 15 June 2009."

A collective voting over the Board's proposal was conducted. Number of shares in favor: 297,592,049. 12,578,124 shares voted against the resolution. No shares abstained from voting. Thus, the resolution was passed with the requisite majority.

13. Election of members to the Nomination Committee

The Nomination Committee's proposal was discussed. The following resolution was passed:

"Torkild Nordberg and Christian Berg are elected as new members of the Nomination Committee, for a period of two years. Torkild Nordberg is elected as Chairman of the Nomination Committee."

Thus, the Nomination Committee now comprise the following members:

Torkild Nordberg, Chairman
Christian Berg
Rune Selmar

Number of shares in favor: 308,864,391. 1,305,664 shares voted against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

*****

As there were no further matters on the agenda, the Chairman thanked the present shareholders for their participation, and the meeting was adjourned.

*****

Oslo, May 19, 2009

Thomas Aanmoen (sign.)

Reidar Lund (sign.)

PROTOKOLL FRA
ORDINÆR GENERALFORSAMLING
I
RENEWABLE ENERGY CORPORATION ASA

Ordinær generalforsamling i Renewable Energy Corporation ASA ("REC" eller "Selskapet") ble avholdt tirsdag 19. mai 2009 kl. 14.00 i Oslo Konserthus.

1. Åpning av møtet ved styrets leder og registrering av fremmøtte aksjonærer

Styrets leder Tore Schiøtz åpnet møtet.

Tilstede var totalt 310 170 173 aksjer, herav 137 426 438 aksjer representert ved fullmakt. Således var ca. 62,75 % av Selskapets samlede aksjekapital representert på generalforsamlingen.

2. Valg av møteleder og minst én person til å signere protokollen sammen med møteleder

Følgende beslutning ble fattet:

> *"Thomas Aanmoen velges til møteleder. Reidar Lund velges til å medundertegne protokollen."*

Antall stemmer for: 310 170 055. Ingen stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

3. Godkjennelse av innkalling og dagsorden

Det fremkom ingen innsigelser mot innkallingen og dagsordenen, og følgende beslutning ble fattet:

> *"Innkalling og dagsorden godkjennes".*

Antall stemmer for: 310 170 055. Ingen stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall. Generalforsamlingen ble erklært lovlig satt.

4. Honorar til styrets og valgkomitéens medlemmer

Valgkomiteens innstilling ble gjennomgått. Følgende beslutning ble fattet:

> *"Honorar for perioden fra 19. mai 2008 til 19. mai 2009 til styrets leder, styrets nestleder, styrets medlemmer, medlemmer av styrekomiteer, samt medlemmer av valgkomiteen fastsettes til (alle beløp i NOK):*

Styrets leder	*350 000*
Styrets nestleder	*220 000*
Andre styremedlemmer	*200 000*
Styrekomiteer	*40 000*
Leder valgkomiteen	*25 000*
Medlemmer av valgkomiteen	*20 000"*

Antall stemmer for: 309 871 083. 298 972 aksjer stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

5. Honorar til revisor

Forslag til honorar for 2008 til Selskapets revisor ble gjennomgått. Følgende vedtak ble fattet:

> *"Generalforsamlingen godkjenner revisors honorar på NOK 2 240 000 for revisjonen av årsregnskapet til Renewable Energy Corporation ASA for regnskapsåret 2008."*

Antall stemmer for: 310 096 055. Ingen stemte mot. 74 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med

tilstrekkelig flertall.

6. Godkjennelse av årsregnskap og årsberetning for 2008

Konsernsjef Ole Enger ga en presentasjon av driften i 2008. CFO Bjørn Brenna gjennomgikk hovedtallene i konsernregnskapet for 2008. Revisjonsberetningen for 2008 ble lest opp av revisor.

Følgende vedtak ble fattet:

> *"Generalforsamlingen godkjenner årsregnskapet samt styrets beretning for 2008. Årets overskudd overføres til annen egenkapital. Det utbetales ikke utbytte for regnskapsåret 2008."*

Antall stemmer for: 309 616 596. Ingen stemte mot. 553 577 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

7. Styrets erklæring om fastsettelse av lønn og annen godtgjørelse til ledende ansatte

Styrets erklæring om lederlønnsfastsettelse i henhold til allmennaksjeloven § 6-16a ble gjennomgått, herunder styrets forslag til justering av vedtaket.

Følgende vedtak ble fattet:

Del 1:

> *"Generalforsamlingen gir sin tilslutning til styrets erklæring om lønn og annen godtgjørelse til ledende ansatte."*

Antall stemmer for: 308 433 228. 1 421 327 aksjer stemte mot. 315 618 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

Del 2:

> *"Generalforsamlingen godkjenner styrets erklæring om aksjeopsjonsprogram for 2009 med den endring at dato for fastsettelse av utøvelseskursen skal være den første handledagen etter offentliggjøring av selskapets resultat for 2. kvartal 2009."*

Antall stemmer for: 307 924 878. 2 171 177 aksjer stemte mot. 74 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

8. Vedtektsendring

Styrets forslag til vedtak ble gjennomgått. Følgende vedtak ble fattet:

> *"Den siste setningen i vedtektenes pkt. 5 endres som følger:*
>
> *Styrets medlemmer velges for en periode på ett år av gangen."*

Antall stemmer for: 310 095 655. 400 aksjer stemte mot. 74 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

9. Fullmakt til å utstede aksjer

Styrets forslag til vedtak ble gjennomgått, herunder styrets forslag til justering av vedtaket. Følgende vedtak ble truffet:

> *"Styret gis fullmakt til å øke aksjekapitalen med inntil NOK 49 000 000 (førtini millioner) gjennom én eller flere aksjekapitalutvidelser for å sikre at selskapet har tilstrekkelig finansiell fleksibilitet når det gjelder investeringer med relatert behov for arbeidskapital, samt oppkjøp.*
>
> *Fullmakten inkluderer også kapitalforhøyelser i forbindelse med fusjoner.*
>
> *Styret gis fullmakt til å øke aksjekapitalen med inntil NOK 2 000 000 (to millioner) gjennom én eller flere aksjekapitalutvidelser for å oppfylle selskapets forpliktelser i henhold til aksjekjøpsprogrammet for de ansatte.*

Pris og tegningsvilkår fastsettes av styret ved hver utstedelse, under hensyn til selskapets behov og aksjenes markedsverdi på det aktuelle tidspunkt. Aksjer vil kunne utstedes mot kontantvederlag eller vederlag i form av andre aktiva (tingsinnskudd).

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med utøvelse av disse fullmaktene.

Disse fullmaktene erstatter alle tidligere gitte fullmakter til å utstede aksjer.

Disse fullmaktene utløper på den ordinære generalforsamlingen i 2010, men uansett ikke senere enn 15 måneder fra dato for denne generalforsamlingen.

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer ved utøvelse av disse fullmaktene."

Antall stemmer for: 293 222 135. 16 873 920 aksjer stemte mot. 74 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

10. Fullmakt til å erverve egne aksjer

Styrets forslag til vedtak ble gjennomgått. Følgende vedtak ble fattet:

"Styret gis fullmakt til på selskapets vegne å erverve aksjer i Renewable Energy Corporation ASA til ett eller flere av følgende formål:

- for å maksimere aksjonærenes avkastning.

- for å oppfylle selskapets forpliktelser i henhold til aksjekjøpsprogrammet for de ansatte

- i forbindelse med selskapets langsiktige incentivplan (LTIP 2007).

Fullmakten gjelder for kjøp av inntil 10 % av pålydende av selskapets aksjekapital, jf. allmennaksjeloven §§ 9-2 og 9-3. Aksjer kan erverves til minst NOK 10 pr. aksje og maksimalt NOK 500 pr. aksje. Aksjene skal erverves og avhendes ved ordinær omsetning.

Styrets fullmakt gjelder frem til den ordinære generalforsamlingen i 2010, eller til den tilbakekalles ved generalforsamlingsbeslutning med ordinært flertall. Beslutningen skal meldes til og registreres av Foretaksregisteret, innen aksjer erverves i henhold til fullmakten."

Antall stemmer for: 310 045 232. 50 941 aksjer stemte mot. 74 000 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

11. Styrefullmakt til å beslutte opptak av lån hvor fordringen gir rett til å kreve utstedt aksjer

Styrets forslag til vedtak ble gjennomgått, herunder styrets forslag til justering av vedtaket. Følgende vedtak ble truffet:

"Styret gis fullmakt til å beslutte opptak av ett eller flere lån hvor kreditoren har rett til å kreve utstedt aksjer, for å sikre at selskapet har tilstrekkelig finansiell fleksibilitet når det gjelder investeringer med relatert behov for arbeidskapital, og/eller fusjoner og oppkjøp.

Lånene skal ikke overstige et totalbeløp på NOK 4 900 000 000 (fire milliarder nihundrede millioner). Aksjekapitalen skal ikke forhøyes med mer enn NOK 49 000 000 (førtini millioner).

Vilkårene for lånene skal fastsettes av styret ved hver enkelt tegning under hensyn til selskapets behov og aksjenes markedspris på det aktuelle tidspunkt.

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med utøvelse av fullmakten.

Fullmakten utløper på den ordinære generalforsamlingen i 2010, men uansett ikke senere enn 15 måneder fra dato for denne generalforsamlingen.

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer ved utøvelse av fullmakten."

Antall stemmer for: 309 667 824. 502 231 aksjer stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet

med tilstrekkelig flertall.

12. Valg av styremedlemmer

Valgkomitéens forslag ble gjennomgått. Generalforsamlingen ble orientert om at Marcel Brenninkmeijer, som av valgkomitéen var foreslått gjenvalgt, hadde meddelt at han ville trekke seg fra styret med virkning fra tidspunktet for generalforsamlingen.

Følgende vedtak ble fattet:

> *"Tore Schiøtz, Roar Engeland og Susanne E. Munch Tore gjenvelges for en periode av ett år.*
>
> *Line Geheb, Christian Berg og Inger Johanne Solhaug fortsetter som styremedlemmer til og med den dag Oslo Børs har offentliggjort godkjennelse av prospektet for selskapets fortrinnsrettsemisjon planlagt i juni 2009, dog ikke lenger enn til og med 14. juni 2009.*
>
> *Dag J. Opedal, Grace Reksten Skaugen, Hilde Myrberg og Odd Chr. Hansen velges som styremedlemmer for en periode av ett år med virkning fra dagen etter Oslo Børs har offentliggjort godkjennelse av prospektet for selskapets fortrinnsrettsemisjon planlagt i juni 2009, dog senest 15. juni 2009."*

Det ble foretatt samlet avstemming over styrets forslag. Antall stemmer for: 297 592 049. 12 578 124 aksjer stemte mot. Ingen stemmer var blanke. Vedtaket ble således truffet med tilstrekkelig flertall.

13. Valg av medlemmer til valgkomitéen

Valgkomitéens forslag ble gjennomgått. Følgende vedtak ble fattet:

> *"Torkild Nordberg og Christian Berg velges som nye medlemmer av valgkomitéen for en periode av to år. Torkild Nordberg velges til leder av valgkomitéen."*

Valgkomitéen består etter dette av:

> Torkild Nordberg, leder
> Christian Berg
> Rune Selmar

Antall stemmer for: 308 864 391. 1 305 664 aksjer stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

*****

Da det ikke forelå flere saker til behandling, takket møteleder for oppmøtet, og møtet ble hevet.

*****

Oslo, 19. mai 2009 / Oslo, May 19, 2009



Thomas Aanmoen



Reidar Lund

Innsendt dato:	22.05.2009 10:15
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	GENERALFORSAMLINGSINFO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Notice .pdf
Tittel:	REC ASA - Notice of Extraordinary General Meeting
Meldingstekst:	

With reference to announcement from Renewable Energy Corporation ASA ("REC" or the "Company") on 19 May 2009, please find enclosed a notice for an Extraordinary General Meeting of the Company. The notice relates to a proposed rights issue, as well as a proposed authority to raise convertible loans and a board authority to issue shares.

The Extraordinary General Meeting is scheduled to be held at 09:00 (Oslo time) on 5 June 2009 at Høyres Hus, Stortingsgaten 20 in Oslo.

All information about the extraordinary general meeting is available on REC`s website at www.recgroup.com. The notice will also be distributed to the Company's shareholders.

For more information, please contact;
Jon André Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications, and REC
Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit
of NOK 2,529 million in 2008. About 2,500 employees work in REC's
worldwide organization. Please also see www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Til aksjonærene i
Renewable Energy Corporation ASA:

INNKALLING TIL EKSTRAORDINÆR GENERALFORSAMLING I RENEWABLE ENERGY CORPORATION ASA

Styret innkaller herved til ekstraordinær generalforsamling i Renewable Energy Corporation ASA ("REC" eller "Selskapet"):

Tid: **5. juni 2009 klokken 09:00.**

Sted: **Høyres Hus**
Stortingsgaten 20
Oslo

Denne innkallingen og tilhørende dokumenter er også tilgjengelig på Selskapets hjemmeside: www.recgroup.com.

Styret har foreslått følgende agenda:

SAK NR. 1

Åpning av møtet ved styrets leder og registrering av fremmøtte aksjonærer og fullmakter

SAK NR. 2

Valg av møteleder og minst én person til å signere protokollen sammen med møteleder

Styret foreslår at advokat Thomas Aanmoen velges som møteleder.

SAK NR. 3

Godkjennelse av innkalling og dagsorden

Styrets forslag til vedtak:

"Innkalling og dagsorden for møtet godkjennes."

SAK NR. 4

Forslag om gjennomføring av en fullgarantert fortrinnsrettsemisjon i Selskapet med brutto emisjonsproveny på inntil NOK 4 milliarder

Bakgrunn:

Styret ønsker å treffe tiltak for å styrke Selskapets finansielle stilling og oppnå økt fleksibilitet fremover og styret anser

To the shareholders of
Renewable Energy Corporation ASA:

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF RENEWABLE ENERGY CORPORATION ASA

The Board hereby gives notice of an Extraordinary General Meeting in Renewable Energy Corporation ASA ("REC" or the "Company"):

Time: **5 June 2009 at 09:00 local time.**

Place: **Høyres Hus**
Stortingsgaten 20
Oslo

This notice and the accompanying documents may also be found at the Company's web pages: www.recgroup.com.

The Board has proposed the following agenda:

ITEM NO. 1

Opening of the meeting by the Chairman of the Board and registration of attending shareholders and proxies

ITEM NO. 2

Election of Chairman of the meeting and at least one person to sign the minutes together with the Chairman

The Board proposes that attorney Thomas Aanmoen is elected to chair the meeting.

ITEM NO. 3

Approval of the notice of the meeting and the agenda

The Board's proposal for resolution:

"The notice of and agenda for the meeting are approved."

ITEM NO. 4

Proposal of implementing a fully underwritten rights issue in the Company with gross proceeds of up to NOK 4 billion

Background:

The Board wishes to implement measures to strengthen the Company's financial position and gain increased flexibility

gjennomføring av en fortrinnsrettsemisjon som hensiktsmessig i den aktuelle situasjon.

Selskapets styre foreslår på ovennevnte bakgrunn at det gjennomføres en fortrinnsrettsemisjon med utstedelse av tegningsretter til selskapets aksjonærer og brutto emisjonsproveny på inntil NOK 4 milliarder.

Aksjeelerne har i henhold til allmennaksjeloven § 10-4 fortrinnsrett til tegning av de nye aksjene i samme forhold som de fra før eier aksjer i Selskapet. Aksjonærer i Selskapet per 5. juni 2009 vil etter styrets forslag motta tegningsretter i forhold til sitt aksjeinnehav på nevnte dato, som vil bli registrert på den enkelte aksjonærs VPS-konto på eller omkring 12. juni 2009. Hver tegningsrett vil gi eieren rett til å tegne og få tildelt én aksje i fortrinnsrettsemisjonen. Hvor mange tegningsretter hver aksje i Selskapet vil gi vil bli fastsatt av styret. Tegningsrettene vil være fritt omsettelige.

Forutsatt at prospektet for fortrinnsrettsemisjonen godkjennes av Oslo Børs i tide, vil tegningsperioden begynne 12. juni 2009 og avsluttes 26. juni 2009. Dersom prospektet ikke er godkjent tidsnok til å opprettholde denne tegningsperioden, vil tegningsperioden påbegynnes den andre handelsdagen på Oslo Børs etter godkjennelsen og utgjøre totalt 14 dager.

Tegningskursen og antall aksjer som skal utstedes i emisjonen er foreløpig ikke fastsatt. Styret vil i samråd med Selskapets finansielle rådgivere for emisjonen fastsette tegningskursen og størrelsen på emisjonen innenfor de rammer som er angitt i forslaget til vedtak, blant annet under hensyntagen til de generelle markedsforholdene og aksjekursen for Selskapets aksjer. Det antas at tegningskursen vil representere en rabatt i forhold til aksjekursen.

Endelig tegningskurs så vel som endelig antall aksjer som vil bli tilbudt og utstedt i fortrinnsrettsemisjonen vil bli søkt fastsatt og meddelt av styret før avholdelse av den ekstraordinære generalforsamlingen, men senest før tegningsperiodens start.

Det er etablert et garantikonsortium i forbindelse med fortrinnsrettsemisjonen, som på visse vilkår vil garantere for tegning av samtlige aksjer som tilbys i fortrinnsretts-emisjonen. Aksjer som ikke er tegnet ved tegningsfristens utløp vil således bli tildelt deltakerne i garantikonsortiet (som på pro rata (men ikke solidarisk) basis har forpliktet seg til å tegne de aksjer som ikke er tegnet og tildelt andre tegnere i emisjonen) så langt disse ikke har oppfylt sin garanti-forpliktelse gjennom å tegne seg for aksjer i tegningsperioden.

Ved bedømmelsen av spørsmålet om å tegne aksjer vises det til bakgrunnsinformasjonen nevnt ovenfor, samt til Selskapets børsmelding datert 19. mai 2009. Prospektet som blir utarbeidet i forbindelse med fortrinnsrettsemisjonen vil utgjøre tegningsgrunnlaget for emisjonen.

Utover denne informasjonen og de nyheter som er

going forward and the Board considers implementation of a rights issue beneficial in the current situation.

On the above basis, the Board proposes that the Company carries out a rights issue with issuance of subscription rights to the Company's shareholders and gross issue proceeds of up to NOK 4 billion.

Pursuant to Section 10-4 of the Norwegian Public Limited Companies Act, the shareholders have preferential rights to subscribe for the new shares pro rata to their existing shareholding in the Company. Shareholders in the Company as per 5 June 2009 will, pursuant to the Board' proposal, receive subscription rights corresponding to their holding of shares at such date, which will be registered on the shareholder's VPS account on or about 12 June 2009. Each subscription right will grant the owner the right to subscribe for and be allocated one new share in the rights issue. The number of subscription rights each share in the Company will entitle will be determined by the Board. The subscription rights will be freely tradable.

Provided that the prospectus for the rights issue is approved by Oslo Børs in time, the subscription period will commence on 12 June 2009 and end on 26 June 2009. However, if the prospectus fails to be approved in time to maintain this subscription period, the subscription period will commence on the second trading day on Oslo Børs after the approval and in total be 14 days.

The subscription price and the number of shares to be issued in the rights issue has not yet been determined. The Board will, in consultation with the Company's financial advisers for the rights issue determine the subscription price and the size of the issue within the frame included in the proposed resolution, taking into consideration, inter alia, the general market conditions and the trading price for the Company's shares. The subscription price is likely to represent a discount to the share price.

The final subscription price as well as the final number of shares to be offered and issued in the rights issue will be sought determined and announced by the Board before the date of the extraordinary general meeting, and at the latest prior to beginning of the subscription period.

In connection with the rights issue, an underwriting syndicate has been established, which under certain conditions will secure subscription of all the shares to be offered in the rights issue. Shares not subscribed for within the subscription period will thus be allotted to the members of the underwriting syndicate (who on a pro-rata (but not joint) basis have undertaken to subscribe for those shares not subscribed and allotted to other subscribers in the rights issue) to the extent these have not fulfilled their underwriting obligations through subscription for shares in the subscription period.

In relation to the assessment of the decision to subscribe for shares, reference is made to the above mentioned background information, and to the Company's stock exchange notification dated 19 May 2009. The prospectus which will be prepared in connection with the rights issue will comprise the subscription material for the issue.

Apart from this information and the news which have been

kommunisert av Selskapet til markedet på vanlig måte, er det ikke inntruffet hendelser etter siste balansedag som er av vesentlig betydning for Selskapet.

Kopi av seneste årsregnskap, årsberetning og revisjonsberetning er utlagt på Selskapets kontor, og er også tilgjengelig på Selskapets hjemmeside: www.recgroup.com.

Styrets forslag til vedtak:

Styret foreslår at generalforsamlingen treffer følgende vedtak:

1. *Aksjekapitalen forhøyes med minimum NOK 40 000 000 og maksimum NOK 400 000 000, fra NOK 494 314 725 til minimum NOK 534 314 725 og maksimum 894 314 725, ved utstedelse av mellom 40 000 000 og 400 000 000 nye aksjer hver pålydende NOK 1. Det endelige antall aksjer som skal utstedes fastsettes av styret før tegningsperiodens start.*

2. *Selskapets aksjonærer per 5. juni 2009 skal ha fortrinnsrett til å tegne de nye aksjene. Det utstedes omsettelige tegningsretter. Overtegning og tegning uten tegningsretter er tillatt.*

3. *Selskapet skal utstede et prospekt godkjent av Oslo Børs i forbindelse med kapitalforhøyelsen. Om ikke styret beslutter noe annet, skal prospektet ikke registreres ved eller godkjennes av noen norske eller utenlandske myndigheter annet enn Oslo Børs. De nye aksjene kan ikke tegnes av investorer i jurisdiksjoner hvor det ikke er tillatt å tilby nye aksjer til vedkommende investor uten registrering eller godkjennelse av prospekt (med mindre slik registrering eller godkjennelse er skjedd i henhold til vedtak av styret). Selskapet (eller noen utpekt av selskapet) kan, med hensyn til aksjonærer som ikke er berettiget til å tegne nye aksjer som følge av begrensninger i lov eller andre regler i den jurisdiksjon hvor aksjonæren er bosatt eller statsborger, selge tegningsrettene tilhørende en slik aksjonær mot overføring av netto proveny fra slikt salg til aksjonæren.*

4. *Følgende tildelingskriterier skal gjelde:*

   4.1 *Det vil bli tildelt aksjer i henhold til de (tildelte og erververvede) tegningsretter tegneren har benyttet til å tegne nye aksjer i tegningsperioden. Hver tegningsrett gir rett til å tegne og få tildelt én ny aksje.*

   4.2 *Dersom ikke alle tegningsrettene benyttes i tegningsperioden, har de tegnere som har benyttet sine tegningsretter og som har overtegnet, rett til å få tildelt de gjenværende nye aksjer på pro rata basis i samsvar med allmennaksjeloven § 10-4. Dersom proratarisk tildeling ikke lar seg gjennomføre som følge av antallet nye aksjer, vil Selskapet foreta tildeling etter loddtrekning.*

   4.3 *Gjenværende nye aksjer som ikke er tildelt i*

communicated to the market by the Company, no circumstances of significant importance to the Company have incurred after the last balance sheet date.

A copy of the latest annual report, accounts and the auditor statement is available at the Company's office, and on the Company's web pages: www.recgroup.com.

The Board' proposed resolution:

The Board proposes that the general meeting adopt the following resolution:

1. *The share capital is increased with minimum NOK 40,000,000 and maximum NOK 400,000,000, from NOK 494,314,725 to minimum NOK 534,314,725 and maximum NOK 894,314,725, by issuance of between 40,000,000 and 400,000,000 new shares of nominal value NOK 1 each. The final number of shares to be issued shall be determined by the Board prior to start of the subscription period.*

2. *The Company's shareholders as per 5 June 2009 shall have preferential rights to subscribe for the new shares. Tradable subscription rights will be issued. Over-subscription and subscription without subscription rights is permitted.*

3. *The Company shall issue a prospectus approved by Oslo Børs in connection with the capital increase. Unless the board decides otherwise, the prospectus shall not be registered with or approved by any foreign authorities other than Oslo Børs. The new shares cannot be subscribed for by investors in jurisdictions in which it is not permitted to offer new shares to the investors in question without the registration or approval of the prospectus (unless such registration or approval has taken place pursuant to a resolution by the board). With respect to any shareholder not entitled to subscribe for new shares due to limitations imposed by laws or regulations of the jurisdiction where such shareholder is a resident or citizen, the Company (or someone appointed by it) may sell such shareholder's subscription rights against transfer of the net proceeds from such sale to the shareholder.*

4. *The following allocation criteria shall apply:*

   4.1 *Allocation will be made to subscribers in accordance with held (granted or acquired) subscription rights used to subscribe for new shares in the subscription period. Each subscription right will give the right to subscribe for and be allocated one (1) New Share.*

   4.2 *If not all subscription rights are used in the subscription period, subscribers having used their subscription rights and who have over-subscribed will have the right to be allocated remaining new shares on a pro rata basis in accordance with Section 10-4 of the Norwegian Public Companies Act. In the event that pro rata allocation is not possible due to the number of remaining new shares, the Company will determine the allocation by lot drawing.*

   4.3 *Any remaining new shares not allocated pursuant*

henhold til allokeringskriteriene i punkt 4.1 og 4.2 ovenfor, skal tildeles tegnere som ikke innehar tegningsretter. Tildeling vil bli forsøkt gjort pro rata basert på relevante tegningsbeløp, dog slik at tildeling kan bli rundet ned til nærmeste hele børspost, som er 200 aksjer.

4.4 Eventuelle gjenværende nye aksjer som ikke er tildelt i henhold til de ovennevnte allokeringskriteriene, vil bli tegnet av og tildelt deltakere i garantikonsortiet så langt disse ikke har oppfylt sin garantiforpliktelse gjennom å tegne seg for aksjer i tegningsperioden, basert på og i henhold til sine respektive garantiforpliktelser.

5. Tegningskursen i fortrinnsrettsemisjonen skal være mellom NOK 10 og NOK 100 per aksje. Den endelige tegningskursen skal før tegningsperiodens start fastsettes av styret. Innskuddet skal ytes i penger.

6. Tegningsperioden skal begynne 12. juni 2009 og avsluttes 26. juni 2009 kl. 17:30, likevel slik at tegningsperioden, dersom prospektet ikke er godkjent i tide for å opprettholde denne tegningsperioden skal begynne den andre handelsdagen på Oslo Børs etter at slik godkjennelse foreligger og avsluttes kl. 17:30 CET på den 14. dagen deretter. Aksjer som ikke er tegnet ved tegningsperiodens utløp og således tildeles deltakerne i garantikonsortiet skal tegnes av disse innen fem virkedager etter tegningsperiodens utløp.

7. Frist for betaling av innskudd for de nye aksjene er 6. juli 2009, eller 10 dager etter tegningsperiodens utløp dersom tegningsperioden forskyves i henhold til underpunkt 6 ovenfor. Ved tegning av aksjer må den enkelte tegner hjemmehørende i Norge ved påføring på tegningsblanketten gi DnB NOR Bank ASA engangsfullmakt til å belaste en oppgitt bankkonto i Norge for det tegningsbeløp som tilsvarer det tildelte antall aksjer. Ved tildeling vil tilrettelegger belaste tegnerens konto for det tildelte beløp. Belastning vil skje på eller omkring 6. juli 2009. Tegnere som ikke er hjemmehørende i Norge og tegnere hjemmehørende i Norge som tegner for NOK 5 millioner eller mer skal innbetale til særskilt emisjonskonto.

8. De nye aksjene gir fulle aksjonærrettigheter i Selskapet, inkludert rett til utbytte, fra tidspunktet for registrering av kapitalforhøyelsen i Foretaksregisteret.

9. Selskapets vedtekter § 4 endres til å reflektere ny aksjekapital og nytt antall aksjer etter kapital-forhøyelsen.

10. Som provisjon for tegningsgaranti etablert gjennom separat avtale med garantikonsortiet som på visse markedsmessige betingelser vil tegne samtlige aksjer som ikke tegnes og tildeles i fortrinnsrettsemisjonen betales et beløp tilsvarende mellom 2,5 % og 3,5 % (endelig beløp fastsettes av styret) av det garanterte beløp til medlemmene av garantikonsortiet.

to the criteria in items 4.1 and 4.2 above will be allocated to subscribers not holding subscription rights. Allocation will be sought made pro rata based on the relevant subscription amounts, provided such allocations may be rounded down to the nearest round lot, which is 200 Shares.

4.4 Any remaining New Shares not allocated pursuant to the above allocation criteria will be subscribed by and allocated to members of the Underwriting Syndicate to the extent these have not fulfilled their underwriting obligations through subscription for shares in the subscription period, based on and in accordance with their respective underwriting obligations.

5. The subscription price in the rights issue shall be between NOK 10 and NOK 100 per share. The final subscription price shall be determined by the Board prior to the commencement of the subscription period.

6. The subscription period shall commence on 12 June 2009 and end at 17:30 (Oslo time) on 26 June 2009, provided however, that the subscription period if the prospectus is not approved in time to maintain this subscription period shall commence on the second trading day on Oslo Børs after such approval has been obtained and end at 17:30 (Oslo time) on the 14th day thereafter. Any shares not subscribed for within the subscription period and which thus will be allocated to the underwriters shall be subscribed for by these within 5 business days after expiry of the subscription period.

7. The due date for payment for the new shares is 6 July 2009 or 10 days after the expiry of the subscription period if the subscription period is postponed according to sub-item 6 above. When subscribing for shares, subscribers domiciled in Norway must grant DnB NOR Bank ASA a specific power of attorney to debit a stated bank account in Norway for an amount equal to the allotted number of shares. Upon allotment, the manager will debit the subscriber's account for the allotted amount. The debit will take place on or around 6 July 2009. Payment by subscribers not domiciled in Norway and subscribers domiciled in Norway who subscribe for NOK 5 million or more shall be made to a separate bank account.

8. The new shares will give full shareholder rights in the Company, including the right to dividends, from the time the share capital increase is registered with the Norwegian Register of Business Enterprises.

9. Section 4 of the Company's Articles of Association shall be amended to reflect the new share capital and number of shares following the share capital increase.

10. As consideration for the underwriting guarantee established through separate agreement with an underwriting syndicate, which on certain customary conditions will subscribe for all shares not subscribed for and allotted in the rights issue, an amount equal to between 2,5% and 3.5% (final amount to be determined by the Board) of the guaranteed amount will be paid to the members of the underwriting syndicate.

SAK NR. 5

Styrefullmakt til opptak av konvertible lån og lån med tegningsretter

Generalforsamlingen ga 19. mai 2009 styret fullmakt til å beslutte opptak av konvertibelt lån som kunne medføre utstedelse av maksimalt 49 000 000 nye aksjer. På bakgrunn av den aksjekapitalforhøyelse som foreslås i punkt 4 over er det styrets oppfatning at fullmakten bør utvides noe, og styret foreslår derfor at generalforsamlingen treffer følgende vedtak:

"Styret gis fullmakt til å beslutte opptak av ett eller flere konvertible lån eller lån med tegningsretter, jf. allmennaksjeloven § 11-1, for å sikre selskapet finansiell fleksibilitet, herunder i forbindelse med investeringer, og/eller fusjoner og oppkjøp.

Lånenes hovedstol skal ikke overstige et totalbeløp på NOK 6 000 000 000. Aksjekapitalen skal ikke forhøyes med mer enn NOK 60 000 000.

Vilkårene for lånene skal fastsettes av styret ved hver enkelt tegning under hensyn til selskapets behov og aksjenes markedspris på det aktuelle tidspunkt.

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med utøvelse av fullmakten.

Denne fullmakt erstatter fullmakt til å utstede konvertibelt lån gitt av generalforsamlingen den 19. mai 2009. Fullmakten utløper på den ordinære generalforsamlingen i 2010, men uansett ikke senere enn 15 måneder fra dato for denne generalforsamlingen.

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer ved konvertering av lån utstedt i henhold til fullmakten."

ITEM NO. 5

Authority to raise convertible loans and loans with warrants

The General Meeting on 19 May 2009 gave the Board the authority raise a convertible loan which could mean the issue of up to 49,000,000 new shares. Based on the share capital increase proposed in item 4 above, the Board is of the opinion that the authorization should be increased, and therefore proposes that the General Meeting passes the following resolution:

"The Board is authorized to resolve to raise one or more convertible loans or loans with warrants, cf the Public Limited Liability Companies Act section 11-1, in order to ensure financial flexibility, including in connection with capital expenditures and/or mergers and acquisitions.

The loans shall not exceed a total principal amount of NOK 6,000,000,000. The share capital increase shall not exceed NOK 60,000,000.

The conditions for the loans shall be determined by the Board at each subscription with regard to the need of the company and the market price of the shares at that time.

Existing shareholders' pre-emptive rights to subscribe for shares may be waived by the Board upon exercise of the authority.

This authority to raise a convertible loan replaces the authority to raise a convertible loan granted the board at the General Meeting held on 19 May 2009. The authority shall expire at the Annual General Meeting in 2010 but in any event not later than 15 months from the date of this General Meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association upon conversion of loans issued pursuant to the authority."

SAK NR. 6

Styrefullmakt til å utstede aksjer

Generalforsamlingen ga 19. mai 2009 styret fullmakt til å utstede aksjer til ansatte, samt en fullmakt til å utstede inntil 49 000 000 aksjer for generelle selskapsformål. På bakgrunn av den aksjekapitalforhøyelse som foreslås i punkt 4 over er styret av den oppfatning at fullmakten bør utvides noe, og styret foreslår derfor at generalforsamlingen treffer følgende vedtak:

"Styret gis fullmakt til å øke aksjekapitalen med inntil NOK 60 000 000 gjennom én eller flere aksjekapitalutvidelser for å gi selskapet økt finansiell fleksibilitet, herunder i forbindelse med investeringer og oppkjøp.

Fullmakten inkluderer også kapitalforhøyelser i forbindelse med fusjoner og emisjoner mot ansatte.

ITEM NO. 6

Board authority to issue shares

The General Meeting on 19 May 2009 gave the Board the authority to issue shares to employees, as well as an authority to issue up to 49,000,000 shares for general corporate purposes. Based on the share capital increase proposed in item 4 above, the Board is of the opinion that the authorization should be increased and therefore proposes that the General Meeting passes the following resolution:

"The Board is granted the authority to increase the share capital by maximum NOK 60,000,000 in one or more share issues in order to improve the Company's financial flexibility, including in connection with capital expenditures and acquisitions.

The authority also includes capital increases in connection with mergers and share issues to employees.

Pris og tegningsvilkår fastsettes av styret ved hver utstedelse, under hensyn til selskapets behov og aksjenes markedsverdi på det aktuelle tidspunkt. Aksjer vil kunne utstedes mot kontantvederlag eller vederlag i form av andre aktiva (tingsinnskudd).

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med utøvelse av fullmakten.

Denne fullmakt erstatter fullmakt gitt 19. mai 2009 til å utstede 49 000 000 aksjer for å sikre at selskapet har tilstrekkelig finansiell fleksibilitet når det gjelder kapitalkostnader med relatert behov for driftskapital, samt oppkjøp.

Denne fullmakt utløper på den ordinære generalforsamlingen i 2010, men uansett ikke senere enn 15 måneder fra dato for denne generalforsamlingen.

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer ved utøvelse av fullmakten."

*****

Øvrig informasjon til aksjonærene i forbindelse med generalforsamlingen:

Renewable Energy Corporation ASA har en aksjekapital på NOK 494 314 725 fordelt på 494 314 725 aksjer hver pålydende NOK 1.

Hver aksje gir rett til én stemme på Selskapets generalforsamlinger.

Selskapets aksjonærer har følgende rettigheter i forbindelse med en generalforsamling:

- Rett til å møte på generalforsamlingen, enten personlig eller ved fullmektig
- Talerett på generalforsamlingen
- Rett til å ta med én rådgiver og gi vedkommende talerett på generalforsamlingen
- Rett til å kreve opplysninger av styrets medlemmer og administrerende direktør etter de nærmere bestemmelser i allmennaksjeloven § 5-15
- Rett til å fremsette alternativer til styrets forslag under de saker generalforsamlingen skal behandle.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued for contribution in form of cash or by transfer of other assets (contribution in kind).

Existing shareholder's pre-emptive rights to subscribe for shares may be deviated from by the Board upon exercise of this authorisation.

This authority replaces the authority given on 19 May 2009 to issue 49,000,000 shares to ensure that the Company has sufficient financial flexibility with respect to capital expenditure and related working capital requirements and acquisitions.

This authority expires at the Annual General Meeting in 2010, but in any case not later than 15 months from the date of this General Meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association upon exercise of this authority."

*****

Additional information to the shareholders in connection to the general meeting:

Renewable Energy Corporation ASA has a share capital of NOK 494,314,725 divided into 494,314,725 shares, each with a nominal value of NOK 1.

Each share carries right to one vote at the Company's general meetings.

The Company's shareholders have the following rights in respect of a general meeting:

- The right to attend the general meeting, either personally or by proxy
- The right to speak at the general meeting
- The right to be accompanied by an advisor at the general meeting and to give such advisor the right to speak
- The right to require information from the members of the Board and the CEO in accordance with further regulations set out in Section 5-15 of the Norwegian Public Limited Companies Act
- The right to present alternatives to the Board's proposals in respect of matters to be considered by the general meeting

Aksjonærer som ønsker å delta i den ekstraordinære generalforsamlingen den 5. juni 2009, enten ved personlig oppmøte eller ved fullmektig, bes vennligst om å returnere vedlagte påmeldnings-/fullmaktsskjema i utfylt og signert stand til:

DnB NOR Bank ASA
Verdipapirservice, Stranden 21
0021 Oslo

alternativt på telefaks nr. (+47) 22 48 11 71 eller elektronisk via Investortjenester eller via Selskapets hjemmeside: http://www.recgroup.com, anbefalt gjort senest innen **3. juni 2009 kl. 16:00** norsk tid.

Dersom vedlagte fullmakt benyttes og fullmakt gis til Selskapets styreleder, kan fullmakten inneholde instruks for stemmegivningen.

*****

19. mai 2009

Renewable Energy Corporation ASA
Tore Schiøtz (sign.)
Styrets leder

Liste over vedlegg:

1. Påmeldings-/fullmaktsskjema

Shareholders who wish to participate in the extraordinary general meeting on 5 June 2009, either personally or by proxy, are kindly requested to send the enclosed attendance/proxy form duly executed and signed to:

DNB NOR Bank ASA
Verdipapirservice, Stranden 21
N-0021 Oslo

alternatively by fax to (+47) 22 48 11 71 or to submit an electronic version via Investor Services or via the Company's web pages: http://www.recgroup.com, recommended to be done no later than **3 June 2009 at 16:00** Norwegian time.

If the enclosed proxy form is used and the Company's Chairman of the Board is granted the power of attorney, the power of attorney may contain instructions for the voting.

*****

19 May 2009

Renewable Energy Corporation ASA
Tore Schiøtz (sign.)
Chairman of the Board

List of appendices:

1. Attendance/proxy form

14 **REC ASA – Adjusting Wafer Production Volumes.** REC Wafer temporarily takes out approximately 35 percent of its production capacity due to a challenging market situation and low demand visibility.

Innsendt dato:	25.05.2009 16:21
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Adjusting wafer production volumes
Meldingstekst:	

Sandvika, May 25, 2009: REC Wafer has decided to temporarily take out approximately 35 percent of its production capacity due to a challenging market situation and low demand visibility. The temporary reduction will affect approximately 180 employees. REC Wafer continuously evaluates the market situation and will prepare for a fast start-up process when the market outlook becomes more predictable.

"We have seen an increasingly difficult market so far this year and need to take measures to optimize our capacity utilization and secure flexibility in regards to timing of product deliveries. Although we temporarily take out a part of our capacity, we follow the market development closely and are making sure that we stay prepared to increase production on short notice," says Ingelise Arntsen, EVP Wafer.

As the timing of a restart is yet undecided, REC Wafer is presently not prepared to indicate the expected effect of the temporary

reduction in capacity utilization on the overall annual production of wafers in 2009.

While it also is too early to quantify the financial consequences for REC Wafer, it should be noted that continued production at full capacity would have required external purchases of polysilicon at spot prices that are higher than the price levels in the long-term polysilicon supply contracts. As previously communicated, REC Silicon's polysilicon production is expected to increase when commercial production from the new Silicon III resumes in the third quarter 2009.

For more information, please contact;
Jon Andre Løkke, SVP & IRO; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2008 of NOK 8,191 million and an operating profit of NOK 2,529 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

15 **REC ASA – Extraordinary General Meeting Update.** REC holds an Extraordinary General Meeting to propose raising equity in the amount of NOK 4.5 billion which is .5 billion higher than previously announced.

MeldingsID: 239284

Innsendt dato:	05.06.2009 08:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	EKS.DATO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Extraordinary General Meeting update
Meldingstekst:	

Sandvika, June 5, 2009; REC will at the Extraordinary General Meeting ("EGM") today propose to raise equity in the amount of NOK 4.5 billion, which is NOK 0.5 billion higher than previously announced. Further, the subscription period will be postponed by approximately three weeks and subscription is anticipated to take place between June 29 and July 13.

As stated in the report for the first quarter 2009, the demand for solar products is currently weak due to the increased economic uncertainty and low availability of financing for new investment projects. A lower level of solar installations has reduced the demand and prices for solar modules, which in turn has started to affect the supply and demand balances and prices further up the value chain.

The weakening of the market has continued. As previously announced, REC faces a reduced demand for modules and an increasingly difficult market for wafers, which has led to reduced production and temporary

lay-offs both in REC Wafer and REC Solar. It
should also be expected
that the production facilities within REC Solar will
continue to
operate below full capacity also into the third
quarter.

Further, REC has continued to make analysis
and inspection work
related to its deliveries of solar modules with
possibly
malfunctioning junction boxes. These findings
indicate that the
one-off provision (non-recurring item) for costs
associated with the
repair work need to be increased by
approximately NOK 300 million.
This provision will be made in the second quarter
of 2009.

The Singapore project continues to trend towards
a lower capital
expenditure compared to the initial investment
case, reflecting a
less heated construction market.

The long term fundamentals of the PV industry
remain, in our view,
intact with return on investments in solar systems
reaching record
high levels, mainly due to a significant decrease
in the price of
solar modules. The economic stimulus packages,
especially in the US,
are expected to have a positive impact on the PV
market. However, it
will take some time before the policies
implemented materialize as
increased demand.

Based on an overall assessment of the current
financial situation,
and in order to ensure sufficient financial
flexibility, the Board of
Directors in REC intends to propose at the EGM
today to raise equity
in the amount of NOK 4.5 billion, which is NOK
0.5 billion higher
than previously announced.

Due to the complexity of and interdependency
between the transactions
involving both equity and loans, it will take more
time than
originally anticipated to finalize all terms and
conditions of such
agreements and secure full underwriting. As a
result, the
subscription period will be postponed by

approximately three weeks,
and subscription is anticipated to take place
between June 29 and
July 13. The subscription price will be determined
and announced on
or about June 22. The last day of trading of the
share inclusive the
subscription rights will be June 22.

The proposed resolution will consequently have
to be adapted to the
new time schedule. The Board will therefore
propose to the EGM that
the implementation of the rights issue shall be
contingent on
underwriting agreements being entered into.
Such agreements will
ensure that the rights issue will be fully
underwritten.

These matters will be further presented in details
in a prospectus
that is intended to be released on or about June
29, 2009.

For more information, please contact;

Jon André Løkke, SVP & Investor Relation
Officer, +47 907 44 949

About REC

REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are
among the world's largest
producers of polysilicon and wafers for solar
applications, and REC
Solar is a rapidly growing manufacturer of solar
cells and modules.
REC Group had revenues of NOK 8,191 million
and an operating profit
of NOK 2,529 million in 2008. About 2,500
employees work in REC's
worldwide organization. Please also see
www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR
DISTRIBUTION, IN WHOLE OR IN PART
DIRECTLY OR INDIRECTLY, IN AUSTRALIA,
CANADA, HONG KONG, JAPAN OR THE
UNITED STATES:

This press release does not constitute or form
part of an offer or
solicitation to purchase or subscribe for
securities in the United

States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

16 **REC ASA – Minutes from Extraordinary General Meeting.** Minutes from the Extraordinary General Meeting held on June 5, 2009.

MeldingsID: 239325

Innsendt dato:	05.06.2009 12:47
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	GENERALFORSAMLINGSINFO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Minutes from EGM English.pdf, Minutes from EGM Norwegian.pdf
Tittel:	REC ASA - Minutes from Extraordinary General Meeting
Meldingstekst:	

An Extraordinary General Meeting of the shareholders of Renewable Energy Corporation ASA ("REC" or the "Company") was held on June 5, 2009 at 09:00 (Oslo time) at Høyres Hus in Oslo.

The minutes from the Extraordinary General Meeting recording the resolutions made are enclosed hereto, and are also available on REC`s website at www.recgroup.com.

As recorded in the minutes, the general meeting adopted the resolutions proposed by the board and as set forth in the notice, however so that the resolution regarding the Rights Issue, after proposal by the board, was adjusted as follows:

* Start of the subscription period was set to June 29, 2009 with corresponding adjustments of other dates.
* The Company's shares are to trade exclusive of subscription rights from and including June 23, 2009. Last trading day inclusive subscription rights will be June 22, 2009.
* Certain other minor technical adjustments and

specifications was
made.

Further information
For further information, please contact;

Jon Andre Løkke, +47 907 44 949
SVP & Investor Relations Officer

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8 191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

MINUTES FROM EXTRAORDINARY GENERAL MEETING IN RENEWABLE ENERGY CORPORATION ASA

An extraordinary general meeting in Renewable Energy Corporation ASA ("REC" or "the Company") was held on Friday June 5, 2009 at 09:00 (CET) in Høyres Hus, Oslo, Norway.

1. Opening of the meeting by the Chairman of the Board and registration of attending shareholders and proxies

The Chairman of the Board, Mr. Tore Schiøtz, opened the meeting.

Present were in total 312,255,409 shares, including 138,826,723 shares represented by proxy. Thus, approximately 63.17% of the Company's total share capital was represented at the general meeting.

2. Election of Chairman of the meeting and at least one person to co-sign the minutes with the Chairman

The following resolution was passed:

"Thomas Aanmoen is elected to chair the meeting. Kristine Ryssdal is elected to co-sign the minutes."

312,255,291 shares voted in favor of the resolution. There were no shares voting against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

3. Approval of the notice of the meeting and the agenda

There were no objections to the notice and the agenda, and the following resolution was passed:

"The notice of and the agenda for the meeting are approved."

312,255,291 shares voted in favor of the resolution. There were no shares voting against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority. The general meeting was declared duly convened.

4. Resolution to implement a fully underwritten rights issue

The Board's proposal to carry out a rights issue with issuance of subscription rights to the Company's shareholders was reviewed, including the Board's proposed adjustment to the originally proposed resolution. It was explained that the subscription would commence on June 29, 2009, however with a possibility of postponement. Further, it was explained that the size of the rights issue most likely would be approximately NOK 4.5 billion.

The following resolution was passed:

"1. *The share capital is increased with minimum NOK 40,000,000 and maximum NOK 400,000,000, from NOK 494,314,725 to minimum NOK 534,314,725 and maximum NOK 894,314,725, by issuance of between 40,000,000 and 400,000,000 new shares of nominal value NOK 1 each. The final number of shares to be issued shall be determined by the Board prior to start of the subscription period.*

2. *The Company's shareholders as per June 22, 2009 shall have preferential rights to subscribe for the new shares. Tradable subscription rights will be issued. Oversubscription and subscription without subscription rights is permitted.*

3. *The Company shall issue a prospectus approved by Oslo Børs in connection with the capital increase. Unless the board decides otherwise, the prospectus shall not be registered with or approved by any Norwegian or foreign authorities other than Oslo Børs. The new shares cannot be subscribed for by investors in jurisdictions in which it is not permitted to offer new shares to the investors in question without the registration or approval of the prospectus (unless such registration or approval has taken place pursuant to a resolution by the board). With respect to any shareholder not entitled to subscribe for new shares due to limitations imposed by laws or regulations of the jurisdiction where such shareholder is a resident or citizen, the Company (or someone appointed by it) may sell such shareholder's subscription rights against transfer of the net proceeds from such sale to the shareholder.*

4. *The following allocation criteria shall apply:*

   4.1 *Allocation will be made to subscribers in accordance with held (granted or acquired) subscription rights used to subscribe for new shares in the subscription period. Each subscription right will give the right to subscribe for and be allocated one (1) New Share.*

   4.2 *If not all subscription rights are used in the subscription period, subscribers having used their subscription rights and who have over-subscribed will have the right to be allocated remaining new shares on a pro rata basis in accordance with Section 10-4 of the Norwegian Public Companies Act. In the event that pro rata allocation is not possible due to the number of new shares, the Company will determine the allocation by lot drawing.*

   4.3 *Any remaining new shares not allocated pursuant to the criteria in items 4.1 and 4.2 above will be allocated to subscribers not holding subscription rights. Allocation will be sought made pro rata based on the relevant subscription amounts, provided such allocations may be rounded down to the nearest round lot, which is 200 Shares.*

   4.4 *Any remaining new shares not allocated pursuant to the above allocation criteria will be subscribed by and allocated to members of the Underwriting Syndicate to the extent these have not fulfilled their underwriting obligations through subscription for shares in the subscription period, based on and in accordance with their respective underwriting obligations.*

5. *The subscription price in the rights issue shall be between NOK 10 and NOK 100 per share. The final subscription price shall be determined by the Board prior to the commencement of the subscription period. Payment shall be made in cash.*

6. *The subscription period shall commence on June 29, 2009 and end on July 13, 2009 at 17:30 (CET), provided however, that the subscription period, if the prospectus is not approved in time to maintain this subscription period, shall commence on the fourth trading day on Oslo Børs following such approval, and shall end at 17:30 (CET) on the 14th day thereafter. Any shares not subscribed for within the subscription period and which thus will be allocated to the underwriters shall be subscribed for by these within 5 business days after expiry of the subscription period.*

7. *The due date for payment for the new shares is July 21, 2009 or 8 days after the expiry of the subscription period if the subscription period is postponed according to subsection 6 above. When subscribing for shares, subscribers having a Norwegian bank account must by insertion on the subscription form grant DnB NOR Bank ASA a one-time power of attorney to debit a stated Norwegian bank account for an amount equal to the allotted number of shares. Upon allotment, the manager will debit the subscriber's account for such amount. The debit will take place on or about July 21, 2009. Subscribers who do not have a Norwegian bank account shall pay the subscription amount for the allotted number of shares to a separate bank account.*

8. *The new shares will give full shareholder rights in the Company, including the right to dividends, from the time the share capital increase is registered with the Norwegian Register of Business Enterprises.*

9. *Section 4 of the Company's Articles of Association shall be amended to reflect the new share capital and number of shares following the share capital increase.*

10. *Separate agreement regarding full underwriting of the share capital increase will be entered into with an underwriting syndicate. Subscriptions made by members of the underwriting syndicate may be conditioned upon certain circumstances set out in the agreement. As consideration for the underwriting guarantee established with the underwriting syndicate, an amount equal to between 2.5% and 3.5% (final amount to be determined by the Board) of the guaranteed amount will be paid to the members of the underwriting syndicate.*

11. *The resolution is conditioned upon the Board within the commencement of the subscription period having entered into final agreements on an underwriting guarantee as mentioned in item 10 above, covering all shares in the share capital increase."*

311,542,748 shares voted in favor of the resolution. 638,661 shares voted against the resolution. 74,000 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

5. Authorization to raise convertible loans and loans with warrants

The Board's proposal was reviewed. The following resolution was passed:

"The Board is authorized to resolve to raise one or more convertible loans or loans with warrants, cf. the Norwegian Public Companies Act section 11-1, in order to ensure financial flexibility, including in connection with investment and/or mergers and acquisitions.

The loans shall not exceed a total principal amount of NOK 6,000,000,000. The share capital increase shall not exceed NOK 60,000,000.

The conditions for the loans shall be determined by the Board at each subscription with regard to the need of the company and the market price of the shares at that time.

Existing shareholders' pre-emptive rights to subscribe for shares may be waived by the Board upon exercise of the authority.

This authority to raise a convertible loan replaces the authority to raise a convertible loan granted the board at the General Meeting held on May 19, 2009. The authority shall expire at the Annual General Meeting in 2010 but in any event not later than 15 months from the date of this General Meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association upon conversion of loans issued pursuant to the authority."

301,592,915 shares voted in favor of the resolution. 10,662,376 shares voted against the resolution. 118 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

6. Board authorization to issue shares

The Board's proposal was reviewed. Attention was called to the fact that the power of attorney could be used for any purpose in the interest of the Company, such as acquisitions, incentive arrangements, and in order to provide more flexibility than what follows from the resolutions above, etc., according to what the Board may consider appropriate in the relevant situation. The following resolution was passed:

"The Board is granted the authority to increase the share capital by maximum NOK 60,000,000 in one or more share issues in order to improve the Company's financial flexibility, including in connection with investments and acquisitions.

The authority also includes capital increases in connection with mergers and share issues to employees.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued for contribution in form of cash or by transfer of other assets (contribution in kind).

Existing shareholder's pre-emptive rights to subscribe for shares may be deviated from by the Board upon exercise of this authorization.

This authority replaces the authority given on May 19, 2009 to issue 49,000,000 shares to ensure that the Company has sufficient financial flexibility with respect to investments with related need for working capital, and acquisitions.

This authority expires at the Annual General Meeting in 2010, but in any case not later than 15 months from the date of this General Meeting.

The Board is also granted the authority to make necessary changes to the Articles of Association upon exercise of this authority."

301,396,820 shares voted in favor of the resolution. 10,784,589 shares voted against the resolution. 74,000 shares abstained from voting. Thus, the resolution was passed with the requisite majority.

*****

As there were no further matters on the agenda, the Chairman of the meeting thanked the present shareholders for their participation, and the meeting was adjourned.

*****

[OFFICE TRANSLATION]

Oslo, June 5, 2009

Thomas Aanmoen (sign.)	Kristine Ryssdal (sign.)

PROTOKOLL FRA
EKSTRAORDINÆR GENERALFORSAMLING
I
RENEWABLE ENERGY CORPORATION ASA

Ekstraordinær generalforsamling i Renewable Energy Corporation ASA ("REC" eller "Selskapet") ble avholdt fredag 5. juni 2009 kl. 09.00 i Høyres Hus, Oslo.

1. Åpning av møtet ved styrets leder og registrering av fremmøtte aksjonærer og fullmakter

Styrets leder, Tore Schiøtz, åpnet møtet.

Tilstede var totalt 312 255 409 aksjer, herav 138 826 723 aksjer representert ved fullmakt. Således var ca. 63,17 % av Selskapets samlede aksjekapital representert på generalforsamlingen.

2. Valg av møteleder og minst én person til å signere protokollen sammen med møteleder

Følgende beslutning ble fattet:

"Thomas Aanmoen velges til møteleder. Kristine Ryssdal velges til å medundertegne protokollen."

312 255 291 aksjer stemte for. Ingen aksjer stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

3. Godkjennelse av innkalling og dagsorden

Det fremkom ingen innsigelser mot innkallingen og dagsordenen, og følgende beslutning ble fattet:

"Innkalling og dagsorden for møtet godkjennes".

312 255 291 aksjer stemte for. Ingen aksjer stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall. Generalforsamlingen ble erklært lovlig satt.

4. Vedtak om gjennomføring av en fullgarantert fortrinnsrettsemisjon

Styrets forslag om å gjennomføre en fortrinnsrettsemisjon med utstedelse av tegningsretter til Selskapets aksjonærer ble gjennomgått, herunder styrets forslag til justering av vedtaket i forhold til opprinnelig forslag. Det ble forklart at tegningsfristen ville starte 29. juni 2009, dog med mulighet for utsettelse. Det ble videre forklart at fortrinnsrettsemisjonen sannsynligvis ville få en total størrelse på om lag NOK 4,5 milliarder.

Følgende vedtak ble fattet:

"1. *Aksjekapitalen forhøyes med minimum NOK 40 000 000 og maksimum NOK 400 000 000, fra NOK 494 314 725 til minimum NOK 534 314 725 og maksimum 894 314 725, ved utstedelse av mellom 40 000 000 og 400 000 000 nye aksjer hver pålydende NOK 1. Det endelige antall aksjer som skal utstedes fastsettes av styret før tegningsperiodens start.*

2. *Selskapets aksjonærer per 22. juni 2009 skal ha fortrinnsrett til å tegne de nye aksjene. Det utstedes omsettelige tegningsretter. Overtegning og tegning uten tegningsretter er tillatt.*

3. *Selskapet skal utstede et prospekt godkjent av Oslo Børs i forbindelse med kapitalforhøyelsen. Om ikke styret beslutter noe annet, skal prospektet ikke registreres ved eller godkjennes av noen norske eller utenlandske myndigheter annet enn Oslo Børs. De nye aksjene kan ikke tegnes av investorer i jurisdiksjoner hvor det ikke er tillatt å tilby nye aksjer til vedkommende investor uten registrering eller godkjennelse av prospekt (med mindre slik registrering eller godkjennelse er skjedd i henhold til vedtak av styret). Selskapet (eller noen utpekt av selskapet) kan, med hensyn til aksjonærer som ikke er berettiget til å tegne nye aksjer som følge av begrensninger i lov eller andre regler i den jurisdiksjon hvor aksjonæren er bosatt eller statsborger, selge tegningsrettene tilhørende en slik aksjonær mot overføring av netto proveny fra slikt salg til aksjonæren.*

4. *Følgende tildelingskriterier skal gjelde:*

4.1 *Det vil bli tildelt aksjer i henhold til de (tildelte og erververvede) tegningsretter tegneren har benyttet til å tegne nye aksjer i tegningsperioden. Hver tegningsrett gir rett til å tegne og få tildelt én ny aksje.*

4.2 *Dersom ikke alle tegningsrettene benyttes i tegningsperioden, har de tegnere som har benyttet sine tegningsretter og som har overtegnet, rett til å få tildelt de gjenværende nye aksjer på pro rata basis i samsvar med allmennaksjeloven § 10-4. Dersom proratarisk tildeling ikke lar seg gjennomføre som følge av antallet nye aksjer, vil Selskapet foreta tildeling etter loddtrekning.*

4.3 *Gjenværende nye aksjer som ikke er tildelt i henhold til allokeringskriteriene i punkt 4.1 og 4.2 ovenfor, skal tildeles tegnere som ikke innehar tegningsretter. Tildeling vil bli forsøkt gjort pro rata basert på relevante tegningsbeløp, dog slik at tildeling kan bli rundet ned til nærmeste hele børspost, som er 200 aksjer.*

4.4 *Eventuelle gjenværende nye aksjer som ikke er tildelt i henhold til de ovennevnte allokeringskriteriene, vil bli tegnet av og tildelt deltakere i garantikonsortiet så langt disse ikke har oppfylt sin garantiforpliktelse gjennom å tegne seg for aksjer i tegningsperioden, basert på og i henhold til sine respektive garantiforpliktelser.*

5. *Tegningskursen i fortrinnsrettsemisjonen skal være mellom NOK 10 og NOK 100 per aksje. Den endelige tegningskursen skal før tegningsperiodens start fastsettes av styret. Innskuddet skal ytes i penger.*

6. *Tegningsperioden skal begynne 29. juni 2009 og avsluttes 13. juli 2009 kl. 17.30 (CET), likevel slik at tegningsperioden, dersom prospektet ikke er godkjent i tide for å opprettholde denne tegningsperioden skal begynne den fjerde handelsdagen på Oslo Børs etter at slik godkjennelse foreligger og avsluttes kl. 17.30 (CET) på den 14. dagen deretter. Aksjer som ikke er tegnet ved tegningsperiodens utløp og således tildeles deltakerne i garantikonsortiet skal tegnes av disse innen fem virkedager etter tegningsperiodens utløp.*

7. *Frist for betaling av innskudd for de nye aksjene er 21. juli 2009, eller 8 dager etter tegningsperiodens utløp dersom tegningsperioden forskyves i henhold til underpunkt 6 ovenfor. Ved tegning av aksjer må den enkelte tegner som har norsk bankkonto ved påføring på tegningsblanketten gi DnB NOR Bank ASA engangsfullmakt til å belaste en oppgitt norsk bankkonto for det tegningsbeløp som tilsvarer det tildelte antall aksjer. Ved tildeling vil tilrettelegger belaste tegnerens konto for dette beløpet. Belastning vil skje på eller omkring 21. juli 2009. Tegnere som ikke har norsk bankkonto skal innbetale tegningsbeløpet for det tildelte antall aksjer til særskilt bankkonto.*

8. *De nye aksjene gir fulle aksjonærrettigheter i Selskapet, inkludert rett til utbytte, fra tidspunktet for registrering av kapitalforhøyelsen i Foretaksregisteret.*

9. *Selskapets vedtekter § 4 endres til å reflektere ny aksjekapital og nytt antall aksjer etter kapitalforhøyelsen.*

10. *Det vil bli inngått separat avtale med et garantikonsortium om fulltegning av aksjekapitalforhøyelsen. Tegninger foretatt av medlemmer av garantikonsortiet vil kunne være betinget av visse forhold angitt i avtalen. Som provisjon for tegningsgaranti etablert med garantikonsortiet vil det bli betalt et beløp tilsvarende mellom 2,5 % og 3,5 % (endelig beløp fastsettes av styret) av det garanterte beløp til medlemmene av garantikonsortiet.*

11. *Vedtaket er betinget av at styret innen tegningsperiodens begynnelse har inngått endelige avtaler om tegningsgaranti som nevnt i punkt 10 ovenfor som dekker samtlige aksjer i kapitalforhøyelsen."*

311 542 748 aksjer stemte for. 638 661 aksjer stemte mot. 74 000 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

5. Styrefullmakt til opptak av konvertible lån og lån med tegningsretter

Styrets forslag ble gjennomgått. Følgende vedtak ble fattet:

"Styret gis fullmakt til å beslutte opptak av ett eller flere konvertible lån eller lån med tegningsretter, jf. allmennaksjeloven § 11-1, for å sikre selskapet finansiell fleksibilitet, herunder i forbindelse med investeringer, og/eller fusjoner og oppkjøp.

Lånenes hovedstol skal ikke overstige et totalbeløp på NOK 6 000 000 000. Aksjekapitalen skal ikke forhøyes med mer enn NOK 60 000 000.

Vilkårene for lånene skal fastsettes av styret ved hver enkelt tegning under hensyn til selskapets behov og

aksjenes markedspris på det aktuelle tidspunkt.

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med utøvelse av fullmakten.

Denne fullmakt erstatter fullmakt til å utstede konvertibelt lån gitt av generalforsamlingen den 19. mai 2009. Fullmakten utløper på den ordinære generalforsamlingen i 2010, men uansett ikke senere enn 15 måneder fra dato for denne generalforsamlingen.

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer ved konvertering av lån utstedt i henhold til fullmakten."

301 592 915 aksjer stemte for. 10 662 376 aksjer stemte mot. 118 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

6. Styrefullmakt til å utstede aksjer

Styrets forslag ble gjennomgått. Det ble gjort oppmerksom på at fullmakten kunne brukes til ethvert formål i selskapets interesse, herunder oppkjøp, incentivordninger, og for å gi ytterligere fleksibilitet utover det som følger av vedtakene ovenfor mv., alt etter hva styret anser som hensiktsmessig i den enkelte situasjon. Følgende vedtak ble fattet:

"Styret gis fullmakt til å øke aksjekapitalen med inntil NOK 60 000 000 gjennom én eller flere aksjekapitalutvidelser for å gi selskapet økt finansiell fleksibilitet, herunder i forbindelse med investeringer og oppkjøp.

Fullmakten inkluderer også kapitalforhøyelser i forbindelse med fusjoner og emisjoner mot ansatte.

Pris og tegningsvilkår fastsettes av styret ved hver utstedelse, under hensyn til selskapets behov og aksjenes markedsverdi på det aktuelle tidspunkt. Aksjer vil kunne utstedes mot kontantvederlag eller vederlag i form av andre aktiva (tingsinnskudd).

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med utøvelse av fullmakten.

Denne fullmakt erstatter fullmakt gitt 19. mai 2009 til å utstede 49 000 000 aksjer for å sikre at selskapet har tilstrekkelig finansiell fleksibilitet når det gjelder investeringer med relatert behov for arbeidskapital, samt oppkjøp.

Denne fullmakt utløper på den ordinære generalforsamlingen i 2010, men uansett ikke senere enn 15 måneder fra dato for denne generalforsamlingen.

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer ved utøvelse av fullmakten."

301 396 820 aksjer stemte for. 10 784 589 aksjer stemte mot. 74 000 aksjer avsto fra å stemme. Vedtaket ble således truffet med tilstrekkelig flertall.

*****

Da det ikke forelå flere saker til behandling, takket møteleder for oppmøtet, og møtet ble hevet.

*****

Oslo, 5. juni 2009



Thomas Aahmoen



Kristine Ryssdal

17 **REC ASA – Trading Update.** REC releases a trading update to be reflected in the rights issue prospectus to be published on or about June 29, 2009.

MeldingsID: 240780

Innsendt dato:	22.06.2009 07:05
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Trading update

Meldingstekst:

Sandvika, June 22, 2009, with reference to the previously announced NOK 4.5 billion rights issue,
REC releases the following trading update, which will
be reflected in the rights issue prospectus expected
to be published on or around June 29, 2009.

- Information on the implementation of the rights issue, including pricing, is expected to be determined after close of trading on June 22, 2009,
together with signing of the final underwriting agreements which will ensure full subscription of the
NOK 4.5 billion rights issue. The subscription period
is anticipated to take place between June 29, 2009
and July 13, 2009. The last day of trading of the shares inclusive subscription rights will be today June 22, 2009. Settlement is expected around July 21,
2009 and trading of the new shares is expected to
start on or about July 23, 2009.

- On June 19, the Company received an updated consent
letter from its bank syndicates to amend certain financial covenants. REC has also secured a NOK 3
billion debt package consisting of a new loan facility, an adjusted repayment structure and a

bridge loan that will run until a REC bond is
launched at a later stage. An additional loan
facility of up to NOK 1 billion is presently in
negotiation, potentially increasing the debt
package
to NOK 4 billion. Consequently, the aggregate
gross
liquidity effect from this refinancing, both debt
and
equity, will be in the range of NOK 7.5 - 8.5
billion. Furthermore, with reference to the
resolution adopted at the extraordinary general
meeting on June 5, 2009, REC may issue
convertible
bonds during the second half of 2009. This will
ensure further robustness and flexibility, and
enable
REC to exploit strategic opportunities.

- Regarding REC Solar: The weakening of the
solar
market has continued so far into 2009 and REC
Solar's
sales prices for solar modules for the whole year
of
2009 on average is currently expected to be
down
approximately 30 % compared to the average of
2008.
As previously communicated, production is
currently
running well below design capacity.

- Regarding REC Wafer: REC Wafer sells a
substantial
portion of its production on long-term contracts
(4-8
years), generally with predetermined volumes
and
prices. Due to the current market situation, REC
Wafer has received inquiries from a majority of its
customers with long-term contracts concerning
possible adjustments to delivery volumes and/or
prices. It may be in REC Wafer's interest to fully
exercise its rights under the long-term sales
contracts in order to protect its position. On the
other hand, it could be in REC Wafer's
commercial
interest to, among other things, make individual
adjustments to the timing of shipments and/or
prices
in these sales contracts, taking into consideration
its long standing relationship with key customers.
Any adjustments will have an effect on EBITDA in
the
relevant period. REC Wafer has so far only made
certain minor adjustments.

- Regarding REC Silicon: The Company announced in
April 2009 that it had encountered initial problems in the ramp-up of Silicon III. REC, in close cooperation with its contractor, has redesigned the
discharge pipe and continues to test the implemented
solution, which so far has performed according to simulations. Generally, however, interruptions must
be expected in ramping up large complex chemical
plants, which implement new innovative technologies.
There is presently no change to the already communicated ramp-up schedule of Silicon III.

- Regarding the Singapore Project: The project continues to trend towards a lower capital expenditure compared to the initial investment case,
reflecting a less heated construction market. The new
plant is expected to be more cost competitive than
REC's existing facilities, ramp-up is expected to start in the first and second quarter of 2010 and will be done in line with market demand and prudent
working capital management.

- Overall, average analysts' estimate reviews for 2009 published so far in June seem to cater for these
issues.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer
are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar
cells and modules. REC Group had revenues of NOK 8
191 million and an operating profit of NOK 2 529 million in 2008. About 2 500 employees work in REC's
worldwide organization. Please also see www.recgroup.com.

Certain statements contained herein that are not statements of historical fact, may constitute forward-

looking statements. Forward-looking statements
involve known and unknown risks, uncertainties
and
other factors that could cause the actual results
or
events concerning the Company to be materially
different from the historical results or from any
future results expressed or implied by such
forward-
looking statements. Although REC has attempted
to
identify important factors that could cause actual
events or results to differ from those described in
forward-looking statements contained herein,
there
can be no assurance that the forward-looking
statements will prove to be accurate as actual
future
events could differ materially from those
anticipated
in such statements. Except as may be required
by
applicable law or stock exchange regulation,
REC
undertakes no obligation to update publicly or
release any revisions to these forward-looking
statements to reflect events or circumstances
after
the date of this document or to reflect the
occurrence of unanticipated events.

NOT FOR RELEASE, PUBLICATION OR
DISTRIBUTION, IN
WHOLE OR IN PART DIRECTLY OR
INDIRECTLY, IN
AUSTRALIA, CANADA, HONG KONG, JAPAN
OR THE UNITED
STATES:

This press release does not constitute or form
part
of an offer or solicitation to purchase or subscribe
for securities in the United States. The securities
referred to herein may not be offered or sold in
the
United States absent registration or an exemption
from registration as provided in the U.S.
Securities
Act of 1933, as amended. The Company does
not intend
to register any portion of the offering of the
securities in the United States or to conduct a
public offering of the securities in the United
States. Copies of this announcement are not
being
made and may not be distributed or sent into the
United States, Australia, Canada, Hong Kong or
Japan.

18 **REC ASA – Terms of the NOK 4.5 Billion Rights Issue.** REC sets the terms of its NOK 4.5 billion rights issue. The rights issue is fully underwritten.

MeldingsID: 240860

Innsendt dato: 23.06.2009 06:01

UtstederID: REC

Utsteder: Renewable Energy Corporation ASA

Instrument: REC - Renewable Energy Corporation

Marked: XOSL

Kategori: KAPITALENDRINGER / UTBYTTEOPPLYSNINGER

Informasjonspliktig: Ja

Lagringspliktig: Ja

Vedlegg:

Tittel: REC ASA - Terms of the NOK 4.5 billion rights issue

Meldingstekst:

Sandvika, June 22, 2009. REC has today set the terms of its NOK 4.5
billion fully underwritten rights issue, as resolved by the
Extraordinary General Meeting on June 5, 2009:

* The share capital of REC will be increased by NOK 170,453,354
through an issue of 170,453,354 new shares.
* Shareholders in REC as of end of trading June 22, 2009 will
receive 1 transferable subscription right for every 2.9 existing
shares held. 1 subscription right entitles the holder to
subscribe and receive allocation of 1 new share.
* The subscription period shall commence on June 29, 2009 and end
on July 13, 2009 at 17:30 (CET).
* The subscription price will be NOK 26.50 per share (this
represents a discount to TERP of approximately 43 percent).
* The rights issue is fully underwritten by REC's main
shareholders, Orkla/Elkem and Hafslund, and other large
shareholders, as well as by DnB NOR Markets, ABN AMRO Bank N.V.,

BNP PARIBAS and Nordea Markets.

The Extraordinary General Meeting of REC on June 5, 2009 resolved a share capital increase in the form of a rights issue. REC has today determined the terms of the rights issue.

In the rights issue, the share capital of REC will be increased by NOK 170,453,354 through an issue of 170,453,354 new shares. The existing shareholders in REC, as per the end of trading June 22, 2009 (recorded in the VPS on June 25, 2009), will receive 1 transferable subscription right for every 2.9 shares held in REC as per the end of June 22, 2009. 1 subscription right will entitle the holder to subscribe and receive allocation of 1 new share. The subscription rights will be tradable and listed on Oslo Børs with ticker "REC T". Any subscription right not used or sold during the subscription period will lapse and cease to carry any value.

The subscription price per new share in the rights issue is NOK 26.50 per share. In line with current market practice, the subscription price corresponds to a discount of approximately 43 percent to the theoretical ex-rights price of NOK 46.21 based on REC's closing share price on June 22, 2009. Following completion of the rights issue, the share capital of REC will be NOK 664,768,079, consisting of 664,768,079 shares, each with a nominal value of NOK 1. The rights issue will result in gross proceeds to REC of NOK 4.517 billion.

The rights issue is fully underwritten. A consortium consisting of REC's main shareholders Orkla/Elkem and Hafslund, and other large shareholders including Folketrygdfondet, have entered into an underwriting agreement and thereby committed to subscribe for their respective proportions (covering approximately 60% of the total equity offering), on the first day of the subscription period (i.e. 29 June 2009).

The remaining portion of the rights offering is underwritten by a bank syndicate, consisting of DnB NOR Markets (acting as Global Coordinator and Joint Bookrunner), ABN AMRO Bank N.V., BNP PARIBAS and Nordea Markets (acting as Joint Lead Managers and Joint Bookrunners).

Over-subscription by holders of subscription rights and subscription for shares without subscription rights is permitted. Further details of the terms of the rights issue will be described in the prospectus to be released on or about 29 June, 2009.

Expected timetable for the rights issue:

June 23, 2009	REC shares trade excluding rights to participate in the rights issue
June 25, 2009	Record date for determining the right to receive subscription rights, at which date the VPS shareholders register will show shareholders of the Company as per the end of trading June 22, 2009
On or about June 29, 2009	Publication of prospectus
June 29, 2009	Subscription rights distributed to VPS registered shareholders according to the record date transcript
June 29 to July 13,	Subscription period and trading in

2009 at 17:30 CET	subscription rights
On or about July 17, 2009	Allocation and announcement of the final result
On or about July 21, 2009	Payment
On or about July 23, 2009	Listing and commencement of trading in the new shares issued

Any changes to this timetable will be announced through the Oslo Børs information system.

All information related to the rights issue will be made available on www.recgroup.com/rightsissue

For more information, please contact;
Jon André Løkke, SVP & Investor Relation Officer, +47 907 44 949

For more information on the transaction, please contact;
DnB NOR Markets, +47 22 94 88 80

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART

DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or
solicitation to purchase or subscribe for securities in the United
States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

19 **REC Warrants Issued by Svenska Handelsbanken will be suspended for trading today Tuesday June 23.** REC suspends all Svenska warrants today due to delayed information regarding the rights issue.

MeldingsID: 240875

Innsendt dato:	23.06.2009 08:27
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	SUSPENSJONER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	REC warrants issued by Svenska Handelsbanken will be suspended for trading today Tuesday June 23
Meldingstekst:	Because of the delayed information regarding the REC rights issue, all REC warrants issued by Svenska Handelsbanken will be suspended for trading on Tuesday June 23. The adjusted warrants will be available for trading again on Wednesday June 24. Handelsbanken Capital Markets, 22 June 2009

20 **Ex Subscription rights today.** REC ASA is traded ex rights on June 23, 2009.

Innsendt dato:	23.06.2009 08:50
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	EKS.DATO
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	Ex subscription rights today
Meldingstekst:	Renewable Energy Corporation ASA is traded ex rights today 23.06.2009. Reference to press release today 23.06.09.

21 **REC Warrants issued by Svenska Handesbanken will be resumed for trading today, Wednesday June 24.** REC warrants issued by Svenska Handeskbanken are available for trading again on June 24, 2009..

MeldingsID: 240966

Innsendt dato:	24.06.2009 08:51
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	REC - Renewable Energy Corporation
Marked:	XOSL
Kategori:	SUSPENSJONER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	REC warrants issued by Svenska Handelsbanken will be resumed for trading today Wednesday June 24
Meldingstekst:	All REC warrants issued by Svenska Handelsbanken will be resumed for trading today, Wednesday June 24. See also message 23.06.2009 08:27.

22 **Approved Prospectus.** REC announces the terms of the rights issue and the dates for its subscription period.

MeldingsID: 241077

Innsendt dato:	25.06.2009 11:28
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	PROSPEKT
Informasjonspliktig:	Ja
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Approved Prospectus
Meldingstekst:	Fully Underwritten Rights Issue of 170,453,354 New Shares at a Subscription Price of NOK 26.50 per New Share, with Subscription Rights for Existing Shareholders as of the end of June 22, 2009

RENEWABLE ENERGY CORPORATION ASA
A public limited liability company organized under
the laws of the Kingdom of Norway

Subscription Period in the Rights Issue:
From and including June 29, 2009 to July 13,
2009 at
17:30 (Oslo time)

The information contained in this Prospectus
relates
to an underwritten rights issue (the "Rights
Issue")
and subsequent listing of 170,453,354 new
shares each
with a par value of NOK 1 (the "New Shares") at
a
subscription price of NOK 26.50 per New Share
(the "Subscription Price"), with subscription rights
("Subscription Rights") for existing shareholders
(the "Existing Shareholders") of Renewable
Energy
Corporation ASA ("REC" or the "Company") as of
the
end of June 22, 2009. The Rights Issue is
underwritten by an underwriting syndicate,
consisting
of the Company's major Existing Shareholders

and the
Managers, that guarantees the full subscription of
the New Shares.

The Company's Existing Shareholders will
receive
Subscription Rights to subscribe for the New
Shares
based on their shareholding in the Company as
of the
end of June 22, 2009, in accordance with Section
10-4
of the Norwegian Public Limited
Companies Act. Each Existing Shareholder will
receive
one Subscription Right for every 2.9 share in
REC
held as of the end of June 22, 2009. The holders
of
Subscription Rights will be entitled to subscribe
for
one New Share for every Subscription Right held.
The
Subscription Rights will be registered on each
Existing Shareholder's account in the Norwegian
Central Securities Depository
("Verdipapirsentralen"
or "VPS"). Over-subscription and subscription
without
Subscription Rights is allowed. The
New Shares will be registered in the VPS in book
entry form and will carry full voting rights. All the
Company's shares (the "Shares") rank in parity
with
one another and carry one vote per Share.

Investing in the Company involves risks. See
section
4 "Risk Factors".

It is expected that payment for the New Shares
will
be made on or about July 21, 2009. Delivery of
the
New Shares is expected to take place on or
about July
24, 2009. The New Shares will be delivered
through
the facilities of VPS. Trading in the New Shares
on
Oslo Børs is expected to commence on or about
July
23, 2009.

SUBSCRIPTION RIGHTS NOT USED TO
SUBSCRIBE FOR NEW
SHARES BEFORE THE END OF THE
SUBSCRIPTION PERIOD WILL
LAPSE WITHOUT COMPENSATION, AND

CONSEQUENTLY BE OF NO
VALUE. TO ENSURE THAT THE
SUBSCRIPTION RIGHTS
RECEIVED DO NOT BECOME VOID AND
WITHOUT VALUE, THE
HOLDER MUST NO LATER THAN JULY 13,
2009 AT 17:30
(OSLO TIME) EITHER EXERCISE THE
SUBSCRIPTION RIGHTS
AND SUBSCRIBE FOR NEW SHARES OR
SELL THE SUBSCRIPTION
RIGHTS.

Global Coordinator and Joint Bookrunner
DnB NOR Markets

Joint Lead Managers and Joint Bookrunners
ABN AMBRO
BNP PARIBAS
Nordea Markets

June 23.

Prospectus will be available to the public from 29.
june at:
www.recgroup.com/rightsissue
www.dnbnor.no/emisjoner
www.nordea.no/REC

23 **Oslo Børs – REC T – To be listed on Monday 29th June 2009.** Subscription rights in REC will be listed on June 29, 2009.

Innsendt dato:	26.06.2009 14:44
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	NOTERING AV VERDIPAPIRER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Oslo Børs - REC T - To be listed on monday 29th of June 2009
Meldingstekst:	The subscription rights in the quoted company Renewable Energy Corporation ASA will be listed Monday, 29th of June 2009. Name: REC TR ISIN code: NO0010515414 Ticker: REC T Listing period: 29.06.2009 - 13.07.2009 Issue price: NOK 26,50 Orderbook ID: 67191 2,9 existing shares gives the right to 1 subscription right, 1 subscription right gives the right to 1 new share.

24 **REC ASA – Auditor's Review Report Published Today.** Auditor's review of REC's first quarter report isreleased.

Innsendt dato:	29.06.2009 07:00
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Auditors review report.pdf
Tittel:	REC ASA - Auditor's review report published today
Meldingstekst:	

With reference to the prospectus published by REC today, as further described in the notice published by Oslo Børs on June 25, 2009, see the enclosed auditor's review report for REC's first quarter report for 2009, as included by reference in the prospectus. The first quarter 2009 report was published on April 29, 2009.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)



KPMG AS
P.O. Box 7000 Majorstuen
Sørkedalsveien 6
N-0306 Oslo

Telephone +47 04063
Fax +47 22 60 96 01
Internet www.kpmg.no
Enterprise 935 174 627MVA

Renewable Energy Corporation ASA
REC ASA
P.O. Box 594
NO-1302 Sandvika

Independent Auditor's Report on Review of Interim Financial Information

Introduction
We have reviewed the accompanying consolidated interim statement of financial position of REC Group as of March 31, 2009 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34, 'Interim Financial Reporting'. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review
We conducted our review in accordance with the Norwegian Auditing Standard 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information as of March 31, 2009, is not prepared, in all material respects, in accordance with IAS 34, 'Interim Financial Reporting'

Oslo, May 29, 2009
KPMG AS



Arve Gevoll
State Authorized Public Accountant

Offices in:

Oslo, Bodo, Alta, Arendal, Bergen, Elverum, Finnsnes, Hamar, Haugesund, Kristiansand, Larvik, Lillehammer, Mo i Rana, Molde, Narvik, Roros, Sandefjord, Sandnessjøen, Stavanger, Stord, Tromsø, Trondheim, Tønsberg, Ålesund

25 **Oslo Børs – REC T – To be listed today 29th of June 2009.** REC's subscription rights are listed on June 29, 2009.

Innsendt dato:	29.06.2009 08:32
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	NOTERING AV VERDIPAPIRER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Oslo Børs - REC T - To be listed today 29th of June 2009
Meldingstekst:	The subscription rights in the quoted company Renewable Energy Corporation ASA will be listed today, 29th of June 2009.

Name: REC TR
ISIN code: NO0010515414
Ticker: REC T
Listing period: 29.06.2009 - 13.07.2009
Issue price: NOK 26,50
Orderbook ID: 67191

2,9 existing shares gives the right to 1 subscription right, 1 subscription right gives the right to 1 new share.

26 **Orkla Has Subscribed in the Right Issue in REC.** Orkla ASA subscribes for 27,755,068 shares in the REC rights issue.

MeldingsID: 241330

Innsendt dato:	29.06.2009 14:38
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	Orkla has subscribed in the right issue in REC

Meldingstekst:

Orkla ASA, which is represented at the board of REC,
has today subscribed for 27,755, 068 shares at a subscription price of NOK 26.50 per share in the rights issue in REC. Elkem AS which is 100 % owned by Orkla ASA, has today subscribed for 39,977,689 shares at a subscription price of NOK 26.50 per share in the rights issue in REC.
The subscription involves that Orkla ASA and Elkem AS
subscribe for all allotted subscription rights. At completion of the rights issue Orkla ASA will own 108
244 768 shares and Elkem AS 155 912 989 shares
in the company, and accordingly maintain their combined ownership interest in REC of appox. 39.73 %.
The subscription has been made on certain conditions
as described in the prospectus.

Orkla ASA

Oslo, 29 June 2009

Contact:

Rune Helland, SVP Investor Relations
Tel.: +47 2254 4411

Siv Merethe Skorpen Brekke, Orkla Investor

Relations,
Tel.: +4722 544455

27 **REC ASA – Primary Insiders Transactions.** REC reports certain primary insider transactions.

Innsendt dato:	07.07.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insiders transactions
Meldingstekst:	

Sandvika, July 7, 2009; With reference to the ongoing rights issue announced on May 19, 2009, the following primary insider transactions will be undertaken:

Primary insider Ole Enger (President and CEO of REC) has subscribed to 689 new shares according to all the subscription rights received. After this transaction, Enger and related parties hold 2,689 shares in REC.

Primary insider Tore Torvund (Executive Vice President - REC Silicon) has subscribed to new 1,379 new shares according to all the rights received. After this transaction, Torvund and related parties hold 5,379 shares in REC.

Primary insider Ingelise Arntsen (Executive Vice President - REC Wafer) has subscribed to 2,156 new shares according to all the subscription rights received. After this transaction, Arntsen and related parties hold 8,411 shares and 25,507 options in REC.

Primary insider John Andersen, Jr. (Executive

Vice President - REC
Solar & Group COO) has subscribed to 47,407 new shares according to
all the subscription rights received. After this transaction,
Andersen and related parties hold 184,890 shares and 20,123 options
in REC.

Primary insider Bjørn Brenna (Executive Vice President & CFO) has
subscribed to 12,907 new shares according to all the subscription
rights received. After this transaction, Brenna and related parties
hold 50,348 shares and 25,507 options in REC.

Primary insider Jon André Løkke (Senior Vice President & Investor
Relation Officer) has subscribed to 31,237 new shares according to
all the subscription rights received. After this transaction, Løkke
and related parties hold 121,832 shares and 11,731 options in REC.

Primary insider Einar Kilde (Executive Vice President - Projects) has
subscribed to 224 new shares according to all the subscription rights
received. After this transaction, Kilde and related parties hold 874
shares and 24,064 options in REC.

Primary insider Kristine Ryssdal (Senior Vice President - CLO) has
subscribed to 174 new shares according to all the subscription rights
received. After this transaction, Ryssdal and related parties hold
679 shares and 20,454 options in REC.

Primary insider Unni Iren Kristiansen (Employees elected
representative to the Board) has subscribed to 691 new shares
according to all the subscription rights received. After this
transaction, Kristiansen and related parties hold 2,696 shares in
REC.

Primary insider Rolf Birger Nilsen (Employees elected representative
to the Board) has subscribed to 174 new shares according to all the
subscription rights received. After this transaction, Nilsen and
related parties hold 679 shares in REC.

Primary insider Lena Beate Lorentzen (Deputy employee elected representative to the Board) has subscribed to 74 new shares according to all the subscription rights received. After this transaction, Kristiansen and related parties hold 288 shares in REC.

Primary insider Erik Sauar (Senior Vice President & CTO) has subscribed to 56,296 new shares and intends to sell 68,800 of his subscription rights. After this transaction, Sauar and related parties hold 424,259 shares and 17,145 options in Renewable Energy Corporation ASA.

Primary insider Svánaug Bergland (Senior Vice President - Organizational Development & Corporate Communications) intends to sell all of her 4,159 subscription rights. After this transaction, Bergland and related parties hold 12,064 shares and 15,641 options in REC.

The allotment of potential oversubscription by primary insiders will be done on or about July 17, 2009, and will subsequently be announced.

About REC

REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules. REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or
solicitation to purchase or subscribe for securities in the United
States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

28 **REC ASA – Primary Insider Transaction.** REC reports a primary insider transaction.

MeldingsID: 241954

Innsendt dato:	09.07.2009 16:18
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insider transaction
Meldingstekst:	

Sandvika, July 9, 2009: With reference to the ongoing rights issue announced on May 19, 2009, the following primary insider transaction has been undertaken:

Primary insider Nora Berg (Executive Assistant) has sold her 149 subscription rights at a price of NOK 18.36 per subscription right.
After this transaction, Ms. Berg and related parties hold 433 shares in the company.

About REC:
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR

DISTRIBUTION, IN WHOLE OR IN PART
DIRECTLY OR INDIRECTLY, IN AUSTRALIA,
CANADA, HONG KONG, JAPAN OR THE
UNITED STATES:

This press release does not constitute or form part of an offer or
solicitation to purchase or subscribe for securities in the United
States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to
§5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

29 **REC ASA – Primary Insider Transaction.** REC reports a primary insider transaction.

MeldingsID: 242005

Innsendt dato:	10.07.2009 15:45
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insider transaction
Meldingstekst:	

Sandvika, July 10, 2009; With reference to the ongoing rights issue
announced on May 19, 2009, the following primary insider transaction
will be undertaken:

Primary insider Tore Schiøtz (Board member in REC ASA) has subscribed
to
86 206 new shares according to all the subscription rights received.
After this transaction, Mr. Schiøtz and related parties hold 336 206
shares in REC.

Primary insider Jon Einar Kristensen (Deputy employee elected
representative to the Board) has sold his 413 subscription rights at
a price of NOK 17.90 per subscription right. After this transaction,
Mr. Kristiansen and related parties hold 1200 shares in the company.

The allotment of potential oversubscription by primary insiders will
be done on or about July 17, 2009, and will subsequently be
announced.

About REC

REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications, and REC
Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit
of NOK 2,529 million in 2008. About 2,500 employees work in REC's
worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or
solicitation to purchase or subscribe for securities in the United
States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

30 **Oslo Børs – REC T – Last Day of Listing.** REC reports the last day of listing for subscriptions rights in REC.

MeldingsID: 242069

Innsendt dato:	13.07.2009 14:04
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	NOTERING AV VERDIPAPIRER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Oslo Børs - REC T - Last day of listing
Meldingstekst:	Last day of listing for the subscription rights in Renewable Energy Corporation ASA is today, 13th of July 2009.

31 **REC ASA – Primary Insider Transaction.** REC reports primary insider transactions.

MeldingsID: 242080

Innsendt dato:	13.07.2009 16:42
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insider transaction
Meldingstekst:	

Sandvika, July 13, 2009; With reference to the ongoing rights issue
announced on May 19, 2009, the following primary insider transaction
will be undertaken:

Primary insider Anders Langerød (Employees elected representative to
the Board) has subscribed to 34 new shares according to all the
subscription rights received. After this transaction, Langerød and
related parties hold 134 shares in REC.

The allotment of potential oversubscription by primary insiders will
be done on or about July 17, 2009, and will subsequently be
announced.

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications, and REC
Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit

of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

32 **REC ASA – Rights Issue Oversubscribed.** The recent REC rights issue was oversubscribed by close to sixty percent.

MeldingsID: 242083

Innsendt dato:	14.07.2009 07:00
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Rights issue oversubscribed
Meldingstekst:	

Sandvika, July 14, 2009. Preliminary counts indicate that REC
received subscriptions for a total of approx. 269 million new shares.
170,453,354 new shares were offered. Thus, the rights issue was
oversubscribed by close to 60 percent.

Reference is made to the prospectus dated June 23, 2009 regarding the
fully underwritten rights issue of 170,453,354 new shares in REC at a
subscription price of NOK 26.50 per new share, with subscription
rights for existing shareholders as of the end of June 22, 2009.

The subscription period in the rights issue expired yesterday, July
13, 2009 at 17:30 (Oslo time). By the end of the subscription period,
preliminary counts indicate that REC had received subscriptions for a
total of approx. 269 million new shares. 170,453,354 new shares were
offered.

Allocation of shares to the subscribers is expected to be resolved by
the board of directors of REC on or about July 17, 2009 in accordance
with the allocation criteria set out in the

prospectus. The final
result of the rights issue is expected to be
published through Oslo
Børs' information system on or about July 17,
2009 and notifications
of allocated new shares and the corresponding
subscription amount to
be paid by each subscriber are expected to be
distributed in letters
from VPS on or about the same date.

The payment for the new shares falls due on July
21, 2009 in
accordance with the payment procedures
described in the prospectus.

Through the rights issue REC will receive
proceeds amounting to
approximately NOK 4,517 million before
transaction costs.

It is expected that the share capital increase
pertaining to the new
shares will be registered in the Norwegian
Register of Business
Enterprises on or about July 23, 2009 and that
the new shares will be
delivered to the subscribers' VPS accounts on or
about July 24, 2009.

The share capital of REC will, as a consequence
of the rights issue,
be increased with NOK 170,453,354 by issue of
170,453,354 new shares.
Following registration of the share capital
increase, the Company's
share capital will be NOK 664,768,079 divided
into 664,768,079
shares.

For the rights issue, DnB NOR Markets acted as
Global Coordinator and
Joint Bookrunner, and ABN AMRO, BNP Paribas
and Nordea Markets acted
as Joint Lead Managers and Joint Bookrunners.

For more information, please contact;
Jon André Løkke, SVP & Investor Relation
Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are
among the world's largest
producers of polysilicon and wafers for solar
applications, and REC
Solar is a rapidly growing manufacturer of solar
cells and modules.

REC Group had revenues of NOK 8,191 million and an operating profit
of NOK 2,529 million in 2008. About 2,500 employees work in REC's
worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or
solicitation to purchase or subscribe for securities in the United
States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

33 **REC ASA – Final Results of the Rights Issue.** REC confirms the rights issue was oversubscribed by nearly sixty percent.

MeldingsID: 242309

Innsendt dato:	17.07.2009 10:27
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Final results of the rights issue
Meldingstekst:	

Sandvika, July 17, 2009. The final result of the rights issue shows that REC received subscription for a total of 269,474,606 new shares, 170,453,354 new shares were offered. Thus, the rights issue was oversubscribed by close to 60 percent.

Reference is made to the notice published on July 14, 2009 following the expiration of the subscription period in the fully underwritten rights issue.

REC has today, July 17, 2009, resolved allocation of the new shares to be issued in the rights issue. By the end of the subscription period, REC had received subscriptions for a total of 269,474,606 new shares. Major existing shareholders being part of the underwriting agreement have subscribed for a total of approximately 101 million new shares according to their underwriting obligation. 170,453,354 new shares were offered. The rights issue was oversubscribed by close to 60 percent and consequently the underwriting commitments were not utilised.

Approximately 99 percent (approximately 168.8 million shares) of the
offered shares, were subscribed for by utilising subscription rights.
Approximately 59 percent (approximately 100.7 million shares) of the
offered shares were oversubscribed or subscribed for without
subscription rights.

Based on the allocation principles described in the prospectus dated
June 23, 2009, approximately 168.8 million new shares were allocated
to subscribers according to held subscription rights. Approximately
1.7 million new shares were allocated to holders of subscription
rights that oversubscribed. No allocation was made to subscribers
without subscription rights.

Notifications of allocated new shares and the corresponding
subscription amount to be paid by each subscriber are expected to be
distributed in letters from VPS today, July 17, 2009.

Through the rights issue, REC will receive proceeds amounting to
approximately NOK 4,517 million before transaction costs.

The payment for the new shares falls due on July 21, 2009 in
accordance with the payment procedures described in the prospectus.

The new shares may not be transferred or traded before they are fully
paid and the share capital increases have been registered with the
Norwegian Register of Business Enterprises and the new shares
registered in the VPS. It is expected that the share capital increase
pertaining to the new shares will be registered in the Norwegian
Register of Business Enterprises on or about July 23, 2009 and that
the new shares will be delivered to the subscribers' VPS accounts on
or about July 24, 2009.

The share capital of REC will as a consequence of the rights issue be
increased with NOK 170,453,354 by issue of 170,453,354 new shares.

Following registration of the share capital increase, the Company's share capital will be NOK 664,768,079 divided into 664,768,079 shares.

For the rights issue, DnB NOR Markets acted as Global Coordinator and Joint Bookrunner, and ABN AMRO, BNP Paribas and Nordea Markets acted as Joint Lead Managers and Joint Bookrunners.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. About 2,500 employees work in REC's worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or solicitation to purchase or subscribe for securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Copies of this announcement are not being made and may not be distributed or sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

34 **REC ASA – Primary Insider Transactions.** REC report primary insider transactions.

MeldingsID: 242329

Innsendt dato:	20.07.2009 07:00
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insider transaction
Meldingstekst:	

Sandvika, July 20, 2009; With reference to the rights issue announced
on May 19, 2009, the following primary insiders have been allocated
shares in accordance with the principles set out in the prospectus
after oversubscribing relative to the number of subscription rights
received in the transaction.

Primary insider Tore Schiøtz (Board member in REC ASA) has subscribed
to
86,206 new shares according to all the subscription rights received.
In addition to rights received, Mr. Schiøtz oversubscribed by a total
of 35,000 shares and was allocated 3,242 shares through the allotment
process. After this transaction, Mr. Schiøtz and related parties hold
339,448 shares in REC.

Primary insider Ole Enger (President and CEO of REC) has subscribed
to 689 new shares according to all the subscription rights received.
In addition to rights received, Mr. Enger oversubscribed by a total
of 7,500 shares and was allocated 25 shares through the allotment
process. After this transaction, Enger and related

parties hold 2,714
shares in REC.

Primary insider John Andersen, Jr. (Executive
Vice President - REC
Solar & Group COO) has subscribed to 47,407
new shares according to
all the subscription rights received. In addition to
rights received,
Mr. Andersen oversubscribed by a total of 13,973
shares and was
allocated 1,361 shares through the allotment
process. After this
transaction, Andersen and related parties hold
186,251 shares and
20,123 options in REC.

Primary insider Bjørn Brenna (Executive Vice
President & CFO) has
subscribed to 12,907 new shares according to all
the subscription
rights received. In addition to rights received, Mr.
Brenna
oversubscribed by a total of 9,393 shares and
was allocated 482
shares through the allotment process. After this
transaction, Brenna
and related parties hold 50,830 shares and
25,507 options in REC.

Primary insider Jon André Løkke (Senior Vice
President & Investor
Relation Officer) has subscribed to 31,237 new
shares according to
all the subscription rights received. In addition to
rights received,
Mr. Løkke oversubscribed by a total of 33,967
shares and was
allocated 1,237 shares through the allotment
process. After this
transaction, Løkke and related parties hold
123,069 shares and 11,731
options in REC.

Primary insider Tore Torvund (Executive Vice
President - REC Silicon)
has subscribed to new 1,379 new shares
according to all the rights
received. In addition to rights received, Mr.
Torvund oversubscribed
by a total of 13,621 shares and was allocated 50
shares through the
allotment process. After this transaction, Torvund
and related
parties hold 5,429 shares in REC.

Primary insider Erik Sauar (Senior Vice President
& CTO) has
subscribed to 56,296 new shares. Further, Mr.

Sauar oversubscribed by
a total of 40,000 shares and was allocated 2,115
shares through the
allotment process. After this transaction, Sauar
and related parties
hold 426,374 shares and 17,145 options in
Renewable Energy
Corporation ASA.

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are
among the world's largest
producers of polysilicon and wafers for solar
applications, and REC
Solar is a rapidly growing manufacturer of solar
cells and modules.
REC Group had revenues of NOK 8,191 million
and an operating profit
of NOK 2,529 million in 2008. About 2,500
employees work in REC's
worldwide organization. Please also see
www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR
DISTRIBUTION, IN WHOLE OR IN PART
DIRECTLY OR INDIRECTLY, IN AUSTRALIA,
CANADA, HONG KONG, JAPAN OR THE
UNITED STATES:

This press release does not constitute or form
part of an offer or
solicitation to purchase or subscribe for
securities in the United
States. The securities referred to herein may not
be offered or sold
in the United States absent registration or an
exemption from
registration as provided in the U.S. Securities
Act of 1933, as
amended. The Company does not intend to
register any portion of the
offering of the securities in the United States or
to conduct a
public offering of the securities in the United
States. Copies of
this announcement are not being made and may
not be distributed or
sent into the United States, Australia, Canada,
Hong Kong or Japan.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is
solely responsible for the content of this

announcement.

35 **REC ASA – Share Capital Increase Registered.** The share capital increase in connection with REC's rights issue has been registered and the new shares will be tradable on the Oslo Børs.

MeldingsID: 242465

Innsendt dato:	23.07.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Share capital increase registered
Meldingstekst:	

Sandvika, July 23, 2009. The share capital increase in connection
with REC's rights issue has now been registered, and the new shares
will be tradable on Oslo Børs from today.

Reference is made to the notice published by REC on July 17, 2009.
The share capital increase in connection with REC's rights issue has
now been registered with the Norwegian Register of Business
Enterprises. Following the registration of the share capital
increase, the Company's share capital is NOK 664,768,079 divided into
664,768,079 shares, each with a nominal value of NOK 1.

The new shares will from and including today, July 23, 2009, be
tradable on Oslo Børs. It is expected that the new shares will be
delivered to the subscribers' VPS accounts, subject to full payment
of the new shares by the subscriber, on or about July 24, 2009.

This information is subject of the disclosure requirements acc. to
Section 5-12 of the Norwegian Securities Trading Act (vphl.).

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications, and REC
Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million and an operating profit
of NOK 2,529 million in 2008. About 2,500 employees work in REC's
worldwide organization. Please also see www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN OR THE UNITED STATES:

This press release does not constitute or form part of an offer or
solicitation to purchase or subscribe for securities in the United
States. The securities referred to herein may not be offered or sold
in the United States absent registration or an exemption from
registration as provided in the U.S. Securities Act of 1933, as
amended. The Company does not intend to register any portion of the
offering of the securities in the United States or to conduct a
public offering of the securities in the United States. Copies of
this announcement are not being made and may not be distributed or
sent into the United States, Australia, Canada, Hong Kong or Japan.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

36 **REC ASA – Primary Insider Transaction.** REC reports a primary insider transaction.

MeldingsID: 242660

Innsendt dato: 29.07.2009 13:01
UtstederID: REC
Utsteder: Renewable Energy Corporation ASA
Instrument: -
Marked: XOSL
Kategori: ANDRE BØRSMELDINGER
Informasjonspliktig: Ja
Lagringspliktig: Ja
Vedlegg:
Tittel: REC ASA - Primary insider transaction
Meldingstekst:

Sandvika, July 29, 2009; With reference to the rights issue announced on May 19, 2009, the following primary insider have been allocated shares in accordance with the principles set out in the prospectus after oversubscribing relative to the number of subscription rights received in the transaction.

Primary insider Kristine Ryssdal (Senior Vice President - CLO) has subscribed to 174 new shares according to all the subscription rights received. In addition to rights received, Ms. Ryssdal was allocated 6 shares through the allotment process. After this transaction, Ryssdal and related parties hold 685 shares and 20,454 options in REC.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications, and REC Solar is a rapidly growing manufacturer of solar cells and modules.
REC Group had revenues of NOK 8,191 million

and an operating profit
of NOK 2,529 million in 2008. About 2,500
employees work in REC's
worldwide organization. Please also see
www.recgroup.com.

NOT FOR RELEASE, PUBLICATION OR
DISTRIBUTION, IN WHOLE OR IN PART
DIRECTLY OR INDIRECTLY, IN AUSTRALIA,
CANADA, HONG KONG, JAPAN OR THE
UNITED STATES:

This press release does not constitute or form
part of an offer or
solicitation to purchase or subscribe for
securities in the United
States. The securities referred to herein may not
be offered or sold
in the United States absent registration or an
exemption from
registration as provided in the U.S. Securities
Act of 1933, as
amended. The Company does not intend to
register any portion of the
offering of the securities in the United States or
to conduct a
public offering of the securities in the United
States. Copies of
this announcement are not being made and may
not be distributed or
sent into the United States, Australia, Canada,
Hong Kong or Japan.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

37 **REC ASA – Presentation of the Second Quarter 2009.** REC announces it will release its second quarter results for 2009 on August 11, 2009.

MeldingsID: 242672

Innsendt dato:	30.07.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the second quarter 2009
Meldingstekst:	

Morning program:
REC will release its second quarter results for 2009 on Tuesday
August 11, 2009 just after 07:00 AM CET.

On the release day, President and CEO Ole Enger of REC will give a
presentation together with other members of the management team. The
presentation will take place at 08:00 hrs Norwegian time/CET at the
conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 9458710):

Norway free call: 800 19 641
UK free call: 0800 032 3808
USA free call: 1866 602 0258
International dial in: +44 (0)20 7138 0844

Afternoon program:
REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by #
(pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44
949

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules, and are
also engaging in project development activities in selected segments
of the PV market. REC had revenues of NOK 8 191 million and an
operating profit of NOK 2 529 million in 2008. Close to 3 000
employees work in REC's worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

38 **REC ASA – 2nd Quarter 2009.** REC releases its second quarter results for 2009.

MeldingsID: 243108

Innsendt dato: 11.08.2009 07:01
UtstederID: REC
Utsteder: Renewable Energy Corporation ASA
Instrument: -
Marked: XOSL
Kategori: FINANSIELL RAPPORTERING
Informasjonspliktig: Ja
Lagringspliktig: Ja
Vedlegg: Q2 2009 results.pdf
Tittel: REC ASA - 2nd quarter 2009
Meldingstekst:

Oslo, August 11, 2009: Renewable Energy Corporation ASA (REC) reported revenue of NOK 2,308 million in the second quarter 2009, an increase of 9 percent from NOK 2,121 million in the second quarter 2008. For the first six months of 2009, revenue increased by 11 percent to NOK 4,321 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 218 million in the second quarter 2009.

The significant decline in EBITDA mainly relates to; (i) weaker market demand and reduced capacity utilization in REC Solar and REC Wafer, (ii) expansion cost and negative contribution from the ramp-up of new plants of NOK 198 million, (iii) a provision in REC Solar of approximately NOK 308 million for repairs of malfunctioning junction boxes, and (iv) loss on sales and write-down of cell and module inventories of NOK 107 million.

When adjusting for junction box, expansion/ramp-up cost and inventory write-downs (total of NOK 613 million), the

underlying EBITDA margin
was 36 percent.

The operating profit (EBIT) was NOK -97 million
in the second
quarter, compared to NOK 716 million in the
same quarter in 2008.

REC reported net financial items of NOK -624
million in the second
quarter, including net loss on derivatives of NOK
499 million. In the
same quarter last year, net financial items were a
negative NOK 8
million, including net losses on derivatives of
NOK 28 million. Net
financial items for the first six months 2009 were
NOK -326 million,
compared to NOK -259 million in 2008.

Including these effects, loss before tax was NOK
721 million in the
second quarter 2009, compared to a profit before
tax of NOK 708
million in the second quarter 2008. Loss before
tax for the first six
months in 2009 was NOK 121 million compared
to NOK 1,036 million in
2009.

Earnings per share for the quarter was negative
NOK 1.38, compared to
positive NOK 1.00 in the second quarter 2008
and positive NOK 0.80 in
the first quarter 2009. The earnings per share is
calculated on the
base of the average number of shares of 494.3
million in the second
quarter 2009.

For more information, please see the
attachments on www.newsweb.no

Morning program:
REC will release its second quarter results for
2009 on Tuesday
August 11, 2009 just after 07:00 AM CET.

On the release day, President and CEO Ole
Enger of REC will give a
presentation together with other members of the
management team. The
presentation will take place at 08:00 hrs
Norwegian time/CET at the
conference centre Oslo Konserthus,
Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be

broadcasted live over the
Internet, and can be accessed from:
www.recgroup.com.

It will also be possible to listen to the
presentation through a
conference call. Please use one of the following
numbers (conference
ID, 9458710):

Norway free call: 800 19 641
UK free call: 0800 032 3808
USA free call: 1866 602 0258
International dial in: +44 (0)20 7138 0844

Afternoon program:
REC will further host an analyst conference call
with possibilities
for questions and answers later the same day at
15:00 CET. Please
make sure to dial inn at least 5 minutes ahead
of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the
conference call will be
made available. To access, please dial +47 67
89 40 91 and use the
following procedure:

1. Type account number 1524 followed by #
(pound-sign) and press 1
2. Continue by typing the conference number:
524 followed by #
(pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations
Officer, Tel: +47 907 44
949

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are
among the world's largest
producers of polysilicon and wafers for solar
applications. REC Solar
is a rapidly growing manufacturer of solar cells
and modules, and are
also engaging in project development activities in
selected segments
of the PV market. REC had revenues of NOK 8
191 million and an
operating profit of NOK 2 529 million in 2008.

Close to 3 000
employees work in REC's worldwide
organization. Please also see
www.recgroup.com.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is
solely responsible for the content of this
announcement.


REC

RENEWABLE ENERGY CORPORATION ASA

SECOND QUARTER 2009

AUGUST 11, 2009

REC IS MAKING SOLAR ENERGY ACCESSIBLE AND AFFORDABLE, USING OUR STRENGTHS ACROSS THE PHOTOVOLTAIC SOLAR VALUE CHAIN. WE ARE INVESTING IN INNOVATIONS THAT REDUCE COSTS, EXPANDING OUR BUSINESS RAPIDLY AND PROFITABLY WHILE EXTENDING OUR PLATFORM FOR SUSTAINABLE BUSINESS.

HIGHLIGHTS

- Revenue growth of 9 percent
  - NOK 2,308 million versus NOK 2,121 million in the second quarter 2008
- Operating results negatively affected by temporarily reduced production due to weaker markets, high expansion and ramp-up costs, and large junction box provision
  - EBITDA NOK 218 million versus NOK 889 million in the second quarter 2008
  - EBIT negative NOK 97 million versus positive NOK 716 million in the second quarter 2008
- Negative net financial items; significantly impacted by unrealized changes in value of embedded derivatives
- Strengthened financial flexibility through an equity issue, additional debt and revised financial covenants
- Silicon III in Moses Lake started commercial ramp-up in line with the revised schedule

FINANCIAL REVIEW

KEY FINANCIALS - REC GROUP

(NOK IN MILLION)	Q2 2009	Q2 2008	JUN 30 2009	JUN 30 2008	DEC 31 2008	Q1 2009
Revenues	2 308	2 121	4 321	3 892	8 191	2 013
EBITDA	218	889	745	1 631	3 279	527
EBITDA - margin	9%	42%	17%	42%	40%	26%
EBITDA excluding provisions for junction boxes	526	889	1 053	1 631	3 340	527
EBIT	-97	716	205	1 295	2 529	302
EBIT - margin	-4%	34%	5%	33%	31%	15%
Net financial items	-624	-8	-326	-259	1 850	298
Profit/loss before tax	-721	708	-121	1 036	4 379	600
Earnings per share, basic and diluted, in NOK	-1.38	1.00	-0.59	1.43	6.20	0.80
Expansion costs	79	93	177	174	383	98
Adjusted EBITDA	298	982	922	1 806	3 662	625
Adjusted EBITDA - margin	13%	46%	21%	46%	45%	31%

REVENUES AND EBITDA

Overall revenue amounted to NOK 2,308 million in the second quarter 2009, which was nine percent higher than in the second quarter 2008. This includes a positive translation effect on revenue of NOK 102 million compared to the second quarter 2008, and revenue growth was four percent on a constant currency basis.

Revenue increased 15 percent from the previous quarter, primarily due to higher portion of external sales from REC Silicon and REC Wafer.

In the first half year 2009, revenue amounted to NOK 4,321 million, an increase of 11 percent from the first half year 2008. Translation effect on revenue was a positive NOK 179 million compared to the first half year 2008, and revenue growth was six percent on a constant currency basis.

EBITDA was NOK 218 million in the second quarter, compared to NOK 889 million in the second quarter of last year. The significant decline in EBITDA mainly relates to; (i) weaker market demand and reduced capacity utilization in REC Solar and REC Wafer, (ii) negative contribution from the ramp-up of new plants, and (iii) a provision in REC Solar of approximately NOK 308 million for repairs of already delivered and installed solar modules with malfunctioning junction boxes.

Expansion costs amounted to NOK 79 million, compared to NOK 93 million in the second quarter 2008 and NOK 98 million in the previous quarter. These figures do not include the negative contribution from new plants under ramp-up that are defined as being in commercial operation. For example, Silicon III had a negative EBITDA-contribution of NOK 99 million in the second quarter 2009, and the negative EBITDA-contribution from Herøya IV was approximately NOK 20 million. No such costs were incurred in the second quarter 2008.

In the first half year 2009, EBITDA decreased by 54 percent to NOK 745 million compared to the first half year 2008. Expansion costs amounted to NOK 177 million in the first half 2009, on par with the first half 2008. As described above, it should be noted that both REC Silicon and REC Wafer in the first half 2009 have incurred high negative EBITDA-contribution associated with ramp-up of new facilities, and that REC Solar has recognized a significant provision for junction box repairs and losses and write-downs of cells and modules.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 315 million in the second quarter 2009, an increase of NOK 142 million from the second quarter 2008 and an increase of NOK 90 million from the previous quarter. REC Wafer commenced depreciation of assets related to new wafer lines and the Glomfjord mono factory in the second quarter. Impairment reviews resulted in a NOK 48 million impairment charge on equipment in the oldest cell production line equipment in REC Solar.

Depreciation, amortization and impairment amounted to NOK 540 million in the first half 2009, compared to NOK 336 million in the first half 2008.

Depreciation and amortization are expected to continue to increase as assets currently under construction are being put to their intended use.

EBIT

EBIT was a negative NOK 97 million in the second quarter 2009, compared to a positive NOK 716 million in the second quarter 2008 and a positive NOK 302 million in the first quarter 2009.

For the first half 2009, EBIT declined to NOK 205 million compared to NOK 1,295 million in the same period last year.

The main reasons for the lower EBIT are described above for the EBITDA development.

NET FINANCIAL ITEMS

As in the previous quarters, net financial items were significantly impacted by currency effects and changes in fair values of derivatives. During the second quarter, NOK depreciated slightly against EUR and SGD but continued to appreciate against USD. The net currency loss for the second quarter 2009 was primarily due to the USD development.

The appreciation of NOK against USD had a positive impact on other derivatives, primarily forward currency sales contracts and basis swaps, which was more than offset by changes in the estimated fair value of embedded derivatives. Please see the consolidated annual financial statement for 2008 for a description of derivatives, including embedded derivatives.

Financial income was reduced due to the lower level of liquid assets and lower interest rates. Financial expenses increased,

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q2 2009	Q2 2008	JUN 30 2009	JUN 30 2008	DEC 31 2008	Q1 2009
Share of loss of associates	-1	-1	-5	-3	-3	-4
Financial income	6	61	15	126	181	9
Financial expenses	-182	-52	-281	-98	-258	-99
Capitalized borrowing cost	121	40	211	86	226	90
Net financial expenses	-62	-12	-70	-12	-32	-9
Net currency gains/losses	-67	-27	34	-114	291	101
Embedded derivatives	-866	-55	-1 591	-281	3 294	-724
Net gains/losses other derivatives	367	27	1 292	25	-1 858	925
Net gains/losses derivatives	-499	-28	-298	-255	1 436	200
Impairment and loss on financial assets	0	0	0	0	-24	0
Net financial items	-624	-8	-326	-259	1850	298

mainly due to increased average interest bearing liabilities. The restructuring of the bank facilities in June 2009 further increased credit margins and upfront fees.

Capitalized borrowing costs continued to increase due to the large ongoing expansion projects as well as increased borrowing costs.

INCOME TAX

Income tax expense for the first half year 2009 has been estimated to NOK 169 million, reflecting that deferred tax assets have only been partially recognized. REC will evaluate this further in subsequent periods.

The income tax expense on profits in the US operations is calculated with an estimated rate above 34 percent. Tax income has been recognized at an estimated 28 percent on net losses in the Norwegian operations, and zero in Singapore. The actual effective tax rates for 2009 may deviate from the estimated tax rates.

For the year 2008, the effective tax rate was 30 percent.

PROFIT/LOSS AFTER TAX

Profit/loss after tax was a loss of NOK 684 million in the second quarter 2009, compared to a profit of NOK 496 million in the second quarter 2008 and a profit of NOK 394 million in the first quarter 2009.

EPS for the quarter was negative NOK 1.38, compared to positive NOK 1.00 in the second quarter 2008 and positive NOK 0.80 in the first quarter 2009. The EPS is calculated on the base of the average number of shares of 494.3 million in the second quarter 2009. The company in July increased the number of shares to 664.8 million through a rights issue that is further described below under 'Events after the balance sheet date'.

OPERATIONAL REVIEW

MARKET DEVELOPMENT AND CONTRACT UPDATE

Market conditions continued to deteriorate in the second quarter. As indicated in the interim report for the first quarter 2009, several industry players have reported cancellations and/or postponements of cells and module orders, and many have cut their sales and production estimates. However, these and additional cutbacks have not been sufficient to compensate for the lower demand, which has resulted in increasing inventories and further price pressure.

Industry analysts' demand estimates have come down to around 5 GW in 2009. The main reasons are the general economic downturn and reduced availability of funding for PV installations, as well as a sharp reduction in demand in Spain due to changes in incentive schemes.

Policy initiatives continue to support the PV industry in other regions, with new incentives and investments supporting the market in Australia, Canada, and China. As previously reported, it will take time before announced stimulus packages result in increased demand for PV systems. However, Marketbuzz expects that the Obama Administration's renewable policies and funding through the stimulus bill have set the groundwork for, at minimum, a doubling of the US market in 2010. Global demand estimates from industry analysts vary widely for 2010, around an average of 7-8 GW.

REC has seen significant negative effects from the market development and sees market uncertainty continuing in the short term. REC Solar early in the second quarter decided to reduce both cell and module production considerably in order to reduce accumulated inventories. REC Solar has received orders for a large portion of the expected production in the second half of 2009. However, sales contracts in this segment tend to be of shorter duration and provide more flexibility both with respect to price and volume than what is typically the case for the contracts further up in the value chain.

REC Solar expects to return to full capacity module production during the second half of August. Cell production will be aligned to module production. Depending on the market development, production may be temporarily reduced also during the second half of the year. Given the price development in the second quarter and the uncertainty regarding price developments in the second half of the year, REC Solar recognizes that the estimated average module selling price for 2009 may be lower than earlier indicated and approximately 35 percent below 2008 levels.

The weakness in the end-user market has repercussions further up the value chain. REC Wafer sells a substantial portion of its production on long-term contracts with predetermined volumes and prices, but the company in June announced that it had received inquiries from a majority of its customers concerning possible adjustments to volumes, delivery schedules, and/or prices. During the second quarter, REC Wafer only made certain minor adjustments towards external customers. However, it may be in REC Wafer's commercial interest to make individual adjustments to the timing of shipments and/or prices. So far into the third quarter, REC Wafer has made adjustments towards some of its customers and expects that additional customers will be granted adjustments going forward. Any such adjustments will specifically relate to deliveries for the third and/or fourth quarter of 2009, and REC Wafer will seek to be compensated in later periods.

The difficult market situation has so far only had relatively limited impact on REC Silicon. The silane gas market has rebounded somewhat and all polysilicon produced has been shipped according to the terms and conditions set out in the long-term contracts. The majority of the volume is allocated to REC Wafer.

The long-term fundamentals of the PV industry remain intact and the return on equity for investments in PV systems is historically high across all markets and segments. Given the improved competitiveness of PV systems and the continued political willingness to support development of renewable energy sources, the PV industry should be well positioned for significant growth when the financing for installation of PV systems becomes more readily available.

In the short-term, REC expects that global module demand volumes may decline by up to 20 percent from 2008 to 2009 and end at +/- 5 GW; this is in line with industry analysts. Although some positive data points have come through in recent months, the demand outlook remains mixed and REC believes

that it is too early to express firm views on the expected market development going into 2010. The company consequently is preparing for a continued difficult market situation also next year.

EXPANSION PROJECTS UNDER EXECUTION

REC Silicon's main expansion project over the past years has been the new silane gas and granular polysilicon production facility in Moses Lake ("Silicon III"), using REC's proprietary fluidized bed reactor ("FBR") technology.

This new plant was started up in the second half of March 2009 and was in continuous operation for ten days. The plant was shut down in early April for process safety reasons, and REC Silicon and its subcontractors have been working in close cooperation to redesign and implement modified equipment to eliminate the risk for leaks in the FBR discharge pipes. The chosen solution was implemented during May on a number of reactors and test runs were undertaken during the second half of May and June.

Ramp-up of commercial production in Silicon III has resumed in line with the revised schedule, and the potential of the process and the quality of the product have been confirmed. The communicated production target for 2009 thus remains unchanged. However, REC is still working to improve stability in the process. Although the FBR technology has been validated and Silicon III is currently producing both silane gas and polysilicon, there are numerous standard ramp-up challenges that must be overcome before reaching continuous, reliable production. Various interruptions should thus be expected during this ramp-up phase, which could negatively impact the planned production volumes within a particular period.

REC Silicon also has a new silane gas plant ("Silicon IV") under construction in Moses Lake, consisting of a silane production unit, silane loading facilities, and an option for additional polysilicon deposition reactors. This project is scheduled to be completed in the second quarter of 2010, with a ramp-up schedule that will be closely aligned with the general market development.

REC Wafer is still in a ramp-up phase for its two new multicrystalline wafers plants, Herøya III and IV. The two plants each consist of two production lines, and were started up in the fourth quarter 2008 and early in the second quarter 2009, respectively. Due to a challenging market environment and low demand visibility, REC Wafer in May decided to temporarily take out approximately 35 percent of its production capacity. As a consequence, the ramp-up of Herøya III and IV was also temporarily halted. The ramp-up of these lines is expected to continue in the third quarter, with a total ramp-up period of 9-12 months before reaching the total design capacity of 650 MW.

Project management and control is now satisfactory in the construction of the new monocrystalline ingot and wafering plant in Glomfjord. The project develops within the revised time schedule and cost budget, and the new plant is thus expected to take monocrystalline production capacity to more than 300 MW by the end of 2010.

REC Solar has no expansion projects ongoing at the existing facilities, after the completion of a new 180 MW cell plant in Narvik and 105 MW of new module manufacturing lines in Glava in 2008. Annual production capacity currently stands at 225 MW of solar cells and 150 MW of solar modules.

The Singapore project is expected to increase wafer capacity to approximately 2.4 GW, and solar cell and module capacity to 780 MW and 740 MW, respectively, when fully up and running in 2011.

The project continues to trend towards lower capital expenditure compared to the initial investment case, due to strong performance from all main contractors and a more favorable construction market. The project is progressing according to schedule and is approximately 75 percent complete at the end of June. Commercial production is expected to commence in the first half of 2010, with a ramp-up phase aligned to market demand and prudent working capital management.

As previously announced, the company is restricting the use of resources for planning of further expansion projects in the current economic climate.

SEGMENT INFORMATION

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two plants in Moses Lake, Washington and in Butte, Montana. A third plant is currently under ramp-up, and a fourth silane gas plant is under construction. REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011, to approximately 17,000 MT. REC Silicon employs more than 700 people.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	[illegible]	Q2 2008	JUN 30 [illegible]	JUN 30 2008	DEC 31 2008	Q1 2009
Revenues	929	630	1 876	1 282	3 033	947
EBITDA	442	307	892	626	1 540	450
EBITDA - margin	48%	49%	48%	49%	51%	47%
Expansion costs	5	45	10	95	162	5
Adjusted EBITDA	447	351	902	720	1 702	455
Adjusted EBITDA - margin	48%	56%	48%	56%	56%	48%
Polysilicon production in MT* (prime)	1 624	1 452	3 281	2 996	6 241	1 657
Polysilicon sale in MT (incl. offspec.)	1 653	1 474	3 404	3 062	6 549	1 750
Silane gas sale in MT	488	448	854	826	1 838	366

*Polysilicon production in Q2 and for full year 2008 includes 70 MT of granular "starter-bed" material, not for sale.

REC Silicon reported revenue of NOK 929 million in the second quarter 2009, which was an increase of 47 percent from the second quarter 2008 but a slight two percent decline from the previous quarter. Measured in USD, revenue increased 15 percent from the second quarter last year and four percent from the previous quarter.

Production and sales of polysilicon both increased by 12 percent from the second quarter 2008, to 1,624 MT and 1,653 MT, respectively. However, production declined by two percent and sales volumes by six percent from the previous quarter.

Around 74 percent of the polysilicon volume in the second quarter was shipped to REC companies, including deliveries to Sovello (33 percent owned by REC). In the second quarter 2008 internal deliveries accounted for approximately 71 percent.

Silane gas sales totaled 488 MT in the second quarter, an increase of nine percent from the second quarter 2008 and 33 percent above the first quarter 2009. The silane gas market has regained some of the demand earlier seen to be driven by the LCD/flat panel display industry.

Average selling prices for polysilicon - in USD - in the second quarter were flat compared to the average of 2008, and marginally lower than in the previous quarter. As prices are predominantly predetermined in long-term contracts, any quarter-on-quarter fluctuations in the average selling price would typically result from changes in product and customer mix.

REC Silicon EBITDA was NOK 442 million in the second quarter, which was an increase of 44 percent from the second quarter 2008 but two percent below the previous quarter. The EBITDA margin of 48 percent compares to 49 percent in the second quarter last year and 47 percent in the first quarter 2009.

Silicon I and II both delivered a strong production output and continued good margins. However, the company incurred high costs related to Silicon III, where production for process safety reasons was temporarily halted shortly after the initial start-up. Although costs incurred after plant start-up are not deemed expansion costs, it should be noted that Silicon III contributed negatively to EBITDA with NOK 99 million in the second quarter.

Regular expansion costs amounted to only NOK 5 million in the second quarter 2009, compared to NOK 45 million in the second quarter 2008 and on par with the previous quarter.

Currency translation effects positively affected the second quarter EBITDA by NOK 96 million compared to the second quarter last year. On a constant currency basis, and adjusted for expansion costs, REC Silicon's EBITDA was in line with the second quarter 2008.

In the first half year 2009, revenue amounted to NOK 1,876 million, which was an increase of 46 percent from the first half 2008. Measured in USD, the revenue increase was 14 percent, with the increase primarily driven by higher production and sales of polysilicon and higher average selling prices for silane gas.

EBITDA amounted to NOK 892 million in the first half 2009, an increase of 43 percent from the first half 2008. Adjusted for currency translation effects and expansion costs, EBITDA decreased by two percent from the first half last year.
The decrease in EBITDA compared to the revenue increase primarily reflects the costs associated with the delayed start-up of Silicon III.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 1,000 people. Wafer production capacity, excluding the Singapore project, is expected to increase to more than 1.7 GW by 2010.

REC Wafer reported revenue of NOK 1,525 million in the second quarter 2009, which was an increase of 21 percent from the second quarter 2008 but a decline of four percent from the previous quarter.

The decline from the previous quarter reflects slightly lower wafer sales, some stock building, and reduced average selling prices compared to the average of 2008. The price development is pre- determined in the long-term wafer contracts.

Due to a challenging market environment and low demand visibility, REC Wafer in late May decided to temporarily take out approximately 35 percent of its production capacity. The temporary reduction affects approximately 180 employees. As a result, production increased by only seven percent from the last quarter to 205 MW, which was 36 percent higher than in the second quarter last year.

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	[illegible]	Q2 2008	[illegible]	JUN 30 2008	DEC 31 2008	Q1 2009
Revenues	1 525	1 260	3 114	2 469	4 894	1 589
EBITDA	321	519	562	1 012	1 674	242
EBITDA - margin	21%	41%	18%	41%	34%	15%
Expansion costs	33	25	98	38	121	64
Adjusted EBITDA	354	544	660	1 050	1 796	306
Adjusted EBITDA - margin	23%	43%	21%	43%	37%	19%
Wafer production in MW (at 15.0% cell efficiency)	190	140	371	277	542	181
Mono ingot production in MW (at 20.0% cell efficiency)	15	11	25	20	40	10
Total production in MW	205	151	396	297	582	191
Wafer sale in MW (at 15.0% cell efficiency)	175	139	357	274	537	182
Mono ingot sale in MW (at 20.0% cell efficiency)	9	11	14	20	40	5
Total sale in MW	184	150	371	294	577	187

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q2 2009	Q2 2008	JUN 30 2009	JUN 30 2008	DEC 31 2008	Q1 2009
Revenues	426	636	813	976	2 347	388
EBITDA	-528	44	-526	64	148	2
EBITDA – margin	nm	7%	nm	7%	6%	1%
EBITDA excluding provisions for junction boxes	-220	44	-218	64	209	2
Expansion costs	37	20	62	37	65	25
Adjusted EBITDA	-491	64	-464	101	213	27
Adjusted EBITDA – margin	nm	10%	nm	10%	9%	7%
Module production in MW	27	20	54	34	80	27
Contract manufacturing MW	0	0	0	0	7	0
External cell sale in MW	4	7	6	9	30	1
Module sale in MW	24	20	40	34	81	16

Wafer sales declined two percent from the previous quarter, to 184 MW, mainly due to lower internal sales to REC Solar. Wafer inventory thus increased by 21 MW to approximately 25 MW at the end of the quarter.

EBITDA amounted to NOK 321 million in the second quarter 2009, which was a decline of 38 percent from the second quarter last year but an increase of 33 percent from the previous quarter. The EBITDA margin of 21 percent compares to 41 percent in the second quarter 2008 and 15 percent in the first quarter 2009.

Compared to the second quarter last year the EBITDA-level and -margin was negatively affected by lower capacity utilization, higher raw material cost due to higher prices and consumption of externally sourced polysilicon, reduced average selling price, stock building, and costs associated with the ramp-up of new production lines at Herøya IV and the mono capacity in Glomfjord. Although the new production lines are not included in expansion costs, it should be noted that they had negative EBITDA-contributions of approximately NOK 20 million in the second quarter 2009.

In the first quarter, materials cost was negatively affected by around NOK 170 million due to consumption of externally purchased of polysilicon at spot prices. External purchases of polysilicon were reduced in the second quarter and consumption of externally purchased material added costs of approximately NOK 30 million in the quarter.

Expansion costs amounted to NOK 33 million in the second quarter, compared to NOK 25 million in the second quarter last year, and NOK 64 million in the first quarter this year. The expansion costs in the second quarter mainly relate to the Singapore project.

In the first half year 2009, revenue amounted to NOK 3,114 million, which was an increase of 26 percent from the first half 2008. The increase reflects higher production and sales, which more than offset lower average selling prices.

EBITDA amounted to NOK 562 million in the first half 2009, which was a decline of 44 percent from the first half 2008. The decline mainly reflects higher raw material prices, lower capacity utilization, higher expansion costs, and costs related with ramp-up of Herøya III and IV and the Glomfjord mono factory.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 700 people. Total installed production capacity is 225 MW for solar cells and 150 MW for solar modules. Further expansion in Singapore is expected to add 550 MW of production capacity for solar cells and 590 MW of production capacity for solar modules during 2010.

REC Solar reported revenues of NOK 426 million in the second quarter 2009, which was a decline of 33 percent from the second quarter 2008 but an increase of 10 percent from the first quarter 2009.

REC Solar in early April decided to reduce second quarter production volumes of solar cells and modules by approximately 50 percent, to allow for a reduction of inventories. The temporary reduction of production volumes affected approximately 180 employees.

Given the weak demand and continued high module inventory, REC Solar in early June announced that it expected production to remain below full capacity also into the third quarter. With a slightly better demand outlook for the second half, REC Solar now expects to return to full capacity module production during the second half of August. Cell production will be aligned to module production. Production may be temporarily reduced later in the second half of the year, dependent on the market situation.

The average selling price in the second quarter was approximately 35 percent below the 2008 average, and approximately 20 percent below the previous quarter. The average selling price in the second quarter was also negatively affected by sales to certain low priced markets and segments. Given the price development in the second quarter and the uncertainty regarding price developments in the second half of the year, REC Solar recognizes that the estimated average module selling price for 2009 may be lower than earlier indicated and approximately 35 percent below 2008 levels.

Module production was 27 MW, which was 35 percent above the second quarter 2008 and equal to the first quarter 2009. Cell production was 23 MW in the second quarter 2009, which was 27 percent below the second quarter 2008 and 48 percent below the previous quarter. These figures are consistent with the reduction in production volumes announced in early April.

Module sales were 24 MW, which was 20 percent above the second quarter last year and 50 percent above the previous

FINANCIAL HIGHLIGHTS - SOVELLO

(NOK IN MILLION)	Q2 2009	Q2 2008	JUN 30 2009	JUN 30 2008	DEC 31 2008	Q1 2009
Revenues	28	156	106	301	601	77
EBITDA	-32	38	-14	63	128	18
EBITDA - margin	nm	25%	nm	21%	21%	23%
Sovello's total module production in MW	5	22	26	42	85	22

Note: Figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW is calculated on a 100 percent basis.

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q2 2009	Q2 2008	JUN 30 2009	JUN 30 2008	DEC 31 2008	Q1 2009
Elimination revenues	-615	-566	-1 619	-1 154	-2 757	-1 004
Elimination EBITDA	63	28	-82	-56	-83	-144

quarter. Module inventory was 18 MW at the end of the second quarter compared to 15 MW at the end of the previous quarter.

Reported EBITDA was a negative NOK 528 million in the second quarter 2009, including a provision of approximately NOK 308 million related to future repair work on modules with malfunctioning junction boxes, and NOK 47 million in write-downs of inventory values due to the market conditions. The write-downs of inventory relate to products that have been entered into inventory at a higher cost than the current estimated sales price, and were partially reversed on REC Group level due to internal profits. The second quarter EBITDA was also negatively impacted by lower prices and reduced capacity utilization, which contributed to realization of approximately NOK 92 million in losses on sale of cells and modules. In the second quarter last year REC Solar had an EBITDA of NOK 44 million, whereas the EBITDA in the first quarter of 2009 was NOK two million.

At the end of the quarter, an impairment test resulted in write down of equipment on the oldest production line for solar cells in Narvik, which negatively affected EBIT.

As described in earlier reports, REC Solar in previous periods delivered solar modules with potentially malfunctioning junction boxes, and in 2008 recognized a provision of NOK 61 million related to future repair work. The company in the first half 2009 carried out extensive analysis and inspection work, and in early June announced that the provision would have to be increased by approximately NOK 308 million.

Expansion costs amounted to NOK 37 million in the second quarter -related to the Singapore project- compared to NOK 20 million in the second quarter last year and NOK 25 million in the previous quarter.

In the first half 2009, revenues amounted to NOK 813 million, which was a decline of 17 percent from the first half 2008 despite an increase in sales volumes of 18 percent. This is explained by a significantly lower average selling price in the first half 2009 compared to the first half 2008.

EBITDA was a negative NOK 526 million in the first half 2009, which compares to a positive NOK 64 million in the first half 2008. In addition to provisions of NOK 308 million, the decline reflects a significantly lower average selling prices while wafers are being sourced at fixed prices, low capacity utilization, and ramp-up costs related to some of the new production lines. Write-downs of inventories, partially reversed on REC Group level due to internal profits, amounted to approximately NOK 70 million and realized losses on sale approximately NOK 105 million.

SOVELLO

Sovello produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates Sovello's financial statements on a line-by-line basis. Sovello currently operates two plants with a total production capacity of 100 MW. A third plant with a capacity of 80 MW is in the final stages of completion. The company employs approximately 1,200 people.

Revenue contribution from Sovello was NOK 28 million in the second quarter, compared to NOK 156 million in the second quarter last year and NOK 77 million in the first quarter 2009.

As in the previous quarter, the figures reflect reduced sales volumes and a lower average selling price as a result of the weakened market conditions. Sovello is in the process of building a sales and marketing infrastructure in order to function as a stand-alone company and market the Sovello brand. This transition has proven to be very challenging given the difficult market situation so far this year. Sovello is still expected to start the ramp-up of its third manufacturing facility during the third quarter. This facility will utilize the more cost effective Quad technology.

The EBITDA contribution was NOK -32 million in the second quarter 2009, compared to a positive contribution of NOK 38 million in the second quarter last year and NOK 18 million in the first quarter 2009.

Module production was limited at only five MW in the second quarter, which was well below the 22 MW reported both in the second quarter 2008 and in the first quarter 2009. During most of the second quarter, Sovello halted production at its two existing plants in Thalheim to reduce inventories.

In the first half 2009, the revenue contribution from Sovello thus declined by 65 percent to NOK 106 million, whereas the EBITDA contribution declined by NOK 77 million to NOK -14 million.

On June 18, the European Commission announced that is has finally endorsed EUR 25 million of regional investment aid

related to the second plant currently being operated by Sovello in Thalheim. As previosly announced, the European Commission last year opened an in-depth investigation to evaluate whether the first and second plant in Thalheim were part of the same investment project. Such an approach would have significantly reduced the amount of investment aid. The European Commission has now concluded that the two plants did not form a single investment project, and therefore endorsed the investment aid. The conclusion on the investigation to determine whether Sovello can be considered as an SME in order to receive maximum grants for Sovello 1 is still pending.

As described in the Annual Report 2008, Sovello was not in compliance with all its financial covenants at the end of 2008. The company currently operates under a waiver from its banks. Sovello, together with its shareholders and banks, is working on implementing a new financing structure for the company.

REC ASA AND REC SITE SERVICES (SINGAPORE)

REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate R&D, a corporate project management organization, and REC Group's in-house bank.

REC Site Services was established as an organizational structure for on-site project management services, and will also own and operate certain buildings and infrastructure. The activity is expected to expand in the quarters and years to come.

ELIMINATION - REC GROUP

Elimination of internal profit depends on internal sales volumes and price, cost of production and intercompany inventory changes, and should generally be expected to affect EBITDA negatively when the company grows across the value chain.

However, eliminations contributed positively to EBITDA in the second quarter 2009, primarily due to reduction of inventories and reversal of write-downs in the Solar segment. The negative EBITDA-contribution for the first half 2009 was primarily due to increased inventories in the Wafer and Solar segments, partially offset by reversal of parts of the write-downs in the Solar segment.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 80 million in the second quarter 2009, and NOK 148 million for the first half year 2009. This compares with NOK 50 million in the second quarter 2008 and NOK 93 million in the first half 2008.

Technology efforts in REC Silicon have this quarter mainly focused on analyzing and resolving the design stress issue identified during the start-up of the new Silicon III plant. The discharge pipe systems have been redesigned, and modified equipment has been implemented and tested in the second quarter on a limited number of reactors. Inspections after the production trial runs revealed no observable mechanical damage and confirmed operating conditions within allowable stress limits.

REC Wafer has mainly spent its technology resources in assisting the start-up of the new wafer plants at Herøya, which includes new crystallization technology, new sawing technology, and new quality control lines. Good progress has been made in all three areas, and the new plants are currently systematically producing wafers with better electrical and mechanical quality. During the second quarter, the company also completed and made the new REC Wafer Technology Center at Herøya ready for operation.

REC Solar mainly focuses on the qualification of new processes, production equipment and materials for the Singapore start-up, as well as on optimization work on the existing plants.

REC has also started the development of its own technology centre in Silicon Valley, USA, to develop new technology for the manufacturing of PV modules based on very thin silicon absorbers. The centre will be located in Foster City, CA and is expected to start operation in early 2010.

BALANCE SHEET AND CASH FLOW

Comparative balance sheet figures are restated to reflect change in accounting policies regarding classification of derivatives as current and non-current (see description below under "Accounting Policies").

EQUITY AND DEBT

Changes in balance sheet items mainly reflect the continued high level of capital expenditure and the related funding.

Equity amounted to NOK 15.4 billion at 30 June, 2009. The reduction of NOK 0.8 billion in the second quarter 2009 and of NOK 1.1 billion in first half year reflects the loss for the periods and currency translation differences. The equity ratio declined to 44 percent from 49 percent at the end of the first quarter and 55 percent at the end of 2008. This reflects the reduction of equity and a higher total asset base, primarily as a result of the significant capital expenditure in REC's expansion projects.

After the balance sheet date, REC raised NOK 4.3 billion (net proceeds) in equity through a rights issue.

Net debt was NOK 10.9 billion at June 30, 2009, an increase of NOK 2.8 billion from March 31, 2009 and up NOK 4.8 billion from the end of 2008. These figures exclude restricted bank accounts and prepayments on which interest is calculated. External net debt of Sovello is included with NOK 0.6 billion at June 30, 2009. In connection with the restructuring of the bank facilities in June, REC received consent from its bank syndicate to significantly increase the limits of certain financial covenants under its existing credit facilities and the guarantee facility for the next two years. Further, it was agreed to deduct the fully underwritten rights issue net proceeds in the calculation of net debt to EBITDA per June 30, 2009.

FINANCIAL HIGHLIGHTS - REC ASA & SITE SERVICES (SINGAPORE)

(NOK IN MILLION)	[illegible]	Q2 2008	[illegible]	JUN 30 2008	DEC 31 2008	Q1 2009
Revenues	15	6	31	17	72	16
EBITDA	-48	-47	-87	-77	-128	-39
Expansion costs	4	3	8	5	35	4

In connection with the debt restructuring, REC secured additional debt financing totaling gross NOK 3 billion and is negotiating an offer for an additional loan facility of approximately NOK 1 billion. The NOK 3 billion already secured consists of a new debt facility of NOK 525 million, postponement of NOK 1,725 million in installments from 2009/10 to 2012, and a NOK 750 million bridge-to-bond revolving credit facility. The latter requires that REC seeks to issue bonds in the Norwegian bond market in the second half of 2009. With reference to the resolution adopded at the extraordinary general meeting on June 5, 2009, the Company may issue convertible bonds during the second half of 2009.

Combined with the equity issue, the aggregate gross liquidity effect of the refinancing is thus NOK 7.5-8.5 billion.

The company will pay upfront waiver fees and will pay higher credit margins under the facilities following the June restructuring.

CASH FLOW

Net cash flow from operating activities was NOK one million in the second quarter 2009, compared to NOK 501 million in the second quarter 2008 and zero in the previous quarter. The decline compared to second quarter 2008 primarily reflects the current difficult market conditions, and among other things increased receivables from relatively high external sales towards the end of the quarter.

Net cash flow from investing activities was NOK -2,955 million in the second quarter, compared to NOK -2,230 million in the same quarter last year and NOK -2,734 million in the previous quarter. Payments for property plant and equipment and intangible assets contributed NOK -2,874 in the second quarter. The split of payments for the half year 2009 between segments is outlined in the table below.

The differences between additions and payments for property, plant and equipment, and for intangible assets, primarily relate to changes in pre-payments, accruals and payables for capital expenditure. Currency developments also affected amounts in the table.

Net cash flow from financing activities was NOK 2,799 million in the second quarter, compared to NOK 41 million in the second quarter last year and NOK 4,241 million in the previous quarter. This primarily reflects the drawing of debt in order to finance capital expenditure in the expansion projects.

In the first half 2009, net cash flow from operating activities was NOK one million, compared to NOK 968 million in the first half year 2008. Net cash flow from investing activities increased to NOK -5,689 million from NOK -4,203 million, whereas net cash flow from financing activities increased to NOK 7,040 million from NOK -156 million in the first half year 2008.

CONTRACTUAL COMMITMENTS

See note 29 to the consolidated annual financial statements for 2008. Estimated contractual purchase obligations amounted to NOK 4.6 billion for goods and services and NOK 5.5 billion for capital expenditure at June, 30, 2009. NOK 0.7 billion of the purchase obligations for goods and services is estimated to be paid in the second half of 2009, and NOK 3.7 billion of the capital expenditure obligations.

In addition, REC has approved but not committed capital expenditure of NOK 5.6 billion, of which NOK 2.1 billion is expected to be paid in 2009. The amounts measured in NOK are translated at June 30, 2009 exchange rates, and changes in NOK versus the main currencies USD, SGD and EUR will affect the actual expenditures measured in NOK.

Together with the other owners in Sovello, REC has committed to secure the liquidity of Sovello until end September.

EVENTS AFTER THE BALANCE SHEET DATE

REC has carried out an extensive refinancing in June and July, combining a rights issue, new loans, and restructuring of existing credit facilities. For detailed information about the transactions, please refer to the Prospectus.

The company issued 170,453,354 million shares at 26.50 in the fully underwritten rights issue, which had subscription rights for existing shareholders. Gross proceeds were thus NOK 4.5 billion,

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	11 515	4 874	1 510	696	843	19 438
Exchange differences	-1 096	-19	-92	-59	-97	-1 362
Net additions*	1 818	1 198	965	73	1 259	5 313
Depreciation & impairment	-109	-239	-135	-26	-3	-513
Carrying value at June 30, 2009	12 128	5 814	2 248	683	2 002	22 875

INTANGIBLE ASSETS

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	607	83	48	274	382	1 393
Exchange differences	-56	0	-1	-23	0	-81
Net additions*	69	11	0	0	10	91
Amortization & impairment	-12	-10	-3	-1	-1	-27
Carrying value at June 30, 2009	608	84	43	250	391	1 376
Payments of PP&E and intangibles*	1 950	1 348	1 020	78	1 192	5 588

*Net of investment grants

and net proceeds are expected to be approximately NOK 4.3 billion. After completion of the shares issue, REC has 664,768,079 shares outstanding.

With regards to the debt refinancing, please refer to the section "Balance Sheet and Cash Flow".

PRINCIPAL RISKS AND UNCERTAINTIES FOR THE SECOND HALF OF 2009

Please also refer to the Annual Report 2008 and to Section 4 in the Prospectus in connection with the rights issue in July, 2009.

The tougher economic climate is adversely affecting the markets in which the company operates, further adverse economic developments could potentially have significant negative effects on REC's financial results and financial position.

In terms of deliveries, REC is subject to risks related to product quality and performance, and to liabilities related to product warranties. This significantly negatively affected the result in the second quarter 2009, with a provision of NOK 308 million related to future repairs of delivered modules with malfunctioning junction boxes.

The company may be dependent upon availability of financing to ensure enough operational liquidity. The global economic downturn and the dislocation in the financial markets may expose the company to liquidity risk and increase credit risk on financial assets and contract portfolio.

A weak market could also lead to further impairment charges, especially on assets in the REC Solar segment, Sovello and Mainstream. The development on financing of Sovello can also lead to impairment charges or may require additional financial commitments from the shareholders in the form of guarantees, loans and/or equity.

Please refer to the section "Market development and contract update" above and the "outlook" section below.

TRANSACTIONS WITH CLOSELY RELATED PARTIES

For the first half year of 2009, the nature of related parties transactions have been as described in note 31 to the consolidated annual financial statements for 2008.

During the first quarter 2009, Sovello drew upon the loan commitment made by REC ASA of EUR 4 million. REC ASA, in close cooperation with the bank syndicate of Sovello, has in the second quarter provided a short term bridge loan to Sovello of EUR 5.0 million and provided a guarantee of EUR 10 million to the bank syndicate of Sovello. The two other shareholders of Sovello have also provided such short term bridge loans and shareholder guarantees. Together with the other owners in Sovello, REC has committed to secure the liquidity of Sovello until end September.

A new financing structure is currently being negotiated with the bank syndicate of Sovello. This new financing structure could require additional financial commitments from the shareholders in the form of guarantees, loans and/or equity.

On April 21, 2009, REC Silicon repaid to Sovello USD 11.5 million of the prepayment, as part of an amended agreement for the delivery of polysilicon, leaving total prepayments of USD 63.1 million before reductions according to deliveries of polysilicon as described below.

During the first six months of 2009, sales of polysilicon from REC Silicon to Sovello amounted to USD 3.8 million (NOK 26 million), which was deducted from the prepayments and not paid in cash. Payments for deliveries scheduled to be made throughout the year are also to be deducted the balance of the prepayments.

Sovello accrued, but did not pay, interest of EUR 1.5 million (NOK 13) million to REC ASA during the first six months of 2009. At June 30, 2009 REC ASA had receivables of EUR 56 million (NOK 506 million) on Sovello.

During the first six months of 2009, REC Solar sold modules for NOK 109 million to REC Solar Inc. and AEE Solar Inc., and had receivables of NOK 99 million at June 30, 2009.

During the first six months of 2009, REC Wafer made purchases of NOK 19 million in aggregate from Si Pro AS and Meløy Bedriftsservice AS and had no accounts payables at June 30, 2009.

A number of members of the Group management and the Board of directors utilized their subscription rights in the rights issue in July 2009, as disclosed in separate notices to the stock exchange.

The Annual General Meeting of REC ASA on May 19, 2009 approved a stock option program 2009 for REC executives, key leaders and employees. The date for determination of the exercise price shall be the first day of trading following publication of the company's results for the second quarter 2009. Consequently, as of June 30, 2009, no options had been granted under this program.

ORGANIZATIONAL DEVELOPMENTS

The total number of employees is approximately 2,500 people by the end of the second quarter, in line with first quarter and up approximately 100 from the end of 2008.

As previously communicated, Ole Enger took over the responsibility as President and CEO of REC effective April 4, 2009. Tore Schiøtz replaced Mr. Enger as Chairman of the Board.

The General Assembly in May, 2009, resolved that Schiøtz, Roar Engeland, and Susanne E. Munch Thore were re-elected as Board Members for one year. It also resolved that Dag J. Opedal, Grace Reksten Saugen, Hilde Myrberg, and Odd Chr. Hansen, were elected new Board Members for one year. They replaced Line Geheb, Christian Berg, and Inger Johanne Solhaug, effective June 15, 2009. On June 16, 2009, Dag J. Opedal was elected Chairman of the Board of Directors of REC, replacing Tore Schiøtz who remains a member of the Board.

Unni Kristiansen, Rolf B. Nilsen, Anders Langerød and Tommy Kristensen were elected as employee representatives to the Board effective as of May 29, 2009, for a term of two years.

OUTLOOK

Availability of financing for new large solar energy investment projects is limited and the demand for solar modules remains weak compared to last year. Although there are geographical pockets of growth, the overall market is weak and negatively affected by legislation changes in the large Spanish market.

The low level of solar installations means that solar module producers have built inventories, which in turn puts further pressure on selling prices. REC Solar therefore prolonged the temporary production cutback also into the third quarter 2009 but expects to return to full capacity module production during the second half of August. Cell production will be aligned to module production and thus remain below capacity also in the second half of the year.

Module production may be temporarily reduced also during the second half of the year, depending on the market situation. Given the price development in the second quarter and the uncertainty regarding price developments in the second half of the year, REC Solar recognizes that the estimated average module selling price for 2009 may be lower than earlier indicated and approximately 35 percent below 2008 levels.

The weakness in the end-user market has repercussions further up the value chain. REC Wafer sells a substantial portion of its production on long-term contracts with predetermined volumes and prices, but the company in June announced that it had received inquiries from a majority of its customers concerning possible adjustments to volumes, delivery schedules, and/or prices. During the second quarter, REC Wafer only made certain minor adjustments towards external customers. However, it may be in REC Wafer's commercial interest to make individual adjustments to the timing of shipments and/or prices. So far in the third quarter, REC Wafer has made adjustments towards some of its customers and expects that additional customers will be granted adjustments going forward. Any such adjustments will specifically relate to deliveries for the third and/or fourth quarter of 2009, and REC Wafer will seek to be compensated for the adjustments in later periods. However, any such adjustments will have a negative financial impact for the second half of 2009.

In late May, REC Wafer decided to temporary reduce wafer production by approximately 35 percent and production was further reduced during the holiday season in July. Given the contract volume commitments for the second half, REC Wafer expects to gradually return to full capacity utilization during the third quarter. However, the capacity utilization level may be reduced also during the second half of year, depending on the market situation.

In REC Silicon, the main focus is on Silicon III which started the ramp-up of commercial production in the beginning of the third quarter. No changes have thus been made to the already communicated production target for 2009. However, certain interruptions should be expected in the ramp-up phase as there are numerous standard ramp-up challenges that must be overcome before continuous, reliable production can be reached. This could negatively impact production volumes within a particular period and challenge the full year production target.

STATEMENTS

BASIS OF PREPARATION

The financial statements are presented in NOK, rounded to the nearest million, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate report for the first quarter 2009. These condensed consolidated interim financial statements have not been audited or subjected to a review by the auditor. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2008. The consolidated financial statements for 2008 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2008, except as mentioned below. The consolidated financial statements of the REC Group for 2008 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act.

The new standards, interpretations or amendments to published standards that were effective from January 1, 2009 that have affected the consolidated financial statements for the first six months of 2009 are:

IFRS 8 Operating segments. IFRS 8 requires an entity to adopt the "management approach" to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the statements of income and financial position. The standard therefore requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognized in the statements of income and financial position. IFRS 8 had minor effects on REC Group's segment reporting for the first six months of 2009.

Revised IAS 1 Presentation of Financial Statements. IAS 1 replaces IAS 1 Presentation of Financial Statements (revised in 2003) as amended in 2005. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their contents. Prior to implementation of the revised IAS 1, REC Group presented a detailed "consolidated statement of recognized income and expenses" that contained all details in the new "consolidated statement of comprehensive income" and "consolidated details of comprehensive income". The "statement of financial position" was formerly named "balance sheet" and the "consolidated statement of income" was named "consolidated

income statement". In this first half year 2009 report it is also included a "consolidated statement of changes in equity", with details of comprehensive income found in the "consolidated details of comprehensive income". "Non-controlling interests" was formerly named "minority interests".

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. This change in IAS 23 did not constitute a change in accounting policy for the REC Group.

Improvements to IFRSs. The REC Group's evaluation is that the impacts of these improvements to IFRSs are limited for the REC Group, and primarily relate to classification of derivatives. The REC Group had up to December 31, 2008 classified all its derivatives as current. According to the amendments, a financial asset or liability that is not held for trading purposes, such as a derivative that is not a financial guarantee contract or a designated hedging instrument, should be presented as current or non-current on the basis of its settlement date. In this first half year 2009 report, REC Group has reclassified the related balance sheet items for previous periods.

IFRIC 12 Service Concession Arrangements was approved by the EU Commission on March 25, 2009. Revised IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements were approved on June 3 and IFRIC 16 Hedges of a Net Investment in a Foreign Operation on June 4, 2009. These had no effect for the REC Group for the first six months of 2009.

ESTIMATES AND JUDGMENTS

Preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2008. REC reported significant losses for the second quarter 2009, giving rise to deferred tax assets. IAS 12 *Income Taxes* states that when an entity has a history of recent losses, the entity recognizes a deferred tax asset arising from unused tax losses only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized by the entity. IAS 12 also states that unused tax losses is strong evidence that future taxable profit may not be available. Even though parts of the losses result from identifiable causes which may be regarded as unlikely to recur, the current highly volatile and uncertain market development has considerably increased uncertainty of future profit forecasts, and REC has recognized only parts of the deferred tax assets on the recent losses. REC will evaluate this further in future periods.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the Group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in REC's Annual Report 2008, (especially the Risk Report, the Report from the Board of Directors and the notes to the consolidated financial statements) and the Prospectus.

STATEMENT BY THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

The Board of Directors and the Chief Executive Officer have today considered and approved the condensed financial statements for the first half year of 2009 and the information in the financial review that is relevant for the first half year 2009 (together "the first half year 2009 report").

The first half year 2009 report has been prepared in accordance with IAS 34 as adopted by the EU and additional disclosure requirements for the first half year report as stated in the Norwegian Verdipapirhandellov (Securities Trading Act).

We confirm that, to the best of our knowledge, the condensed set of financial statements for the first half year of 2009 gives a true and fair view of the REC Group's consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge the financial review includes a fair review of important events in the period and their effects on the condensed set of financial statements for the first half year 2009, together with a description of the principal risks and uncertainties for the REC Group for the remaining months of the financial year as well as related parties significant transactions that have a material effect on financial position or results for the REC Group for the period.

Sandvika, August 10, 2009

Board of Directors


Dag J. Opedal
Chairman of the Board


Grace Reksten Skaugen
Member of the Board


Tore Schiøtz
Member of the Board


Roar Engeland
Member of the Board


Susanne Elise Munch Thore
Member of the Board


Hilde Myrberg
Member of the Board


Odd Christopher Hansen
Member of the Board


Rolf B. Nilsen
Member of the Board


Anders Langerød
Member of the Board


Tommy Kristensen
Member of the Board


Unni Kristiansen
Member of the Board


Ole Enger
President and CEO

00352

CONSOLIDATED STATEMENT OF INCOME
REC GROUP

(NOK IN MILLION)	Q2 2009	Q2 2008	JUN 30 2009	JUN 30 2008	DEC 31 2008
Revenues	[illegible]	2 121	[illegible]	3 892	8 191
Cost of materials	-558	-418	-1 464	-823	-2 012
Changes in inventories	-177	-86	222	-33	311
Employee benefit expenses	-490	-363	-982	-695	-1 545
Other operating expenses	-865	-364	-1 351	-710	-1 666
EBITDA*	[illegible]	889	[illegible]	1 631	3 279
Depreciation	-256	-152	-464	-305	-678
Amortization	-11	-10	-27	-20	-36
Impairment	-48	-11	-49	-11	-36
Depreciation, amortization and impairment	[illegible]	-173	[illegible]	-336	-750
EBIT	[illegible]	716	[illegible]	1 295	2 529
Share of loss of associates	-1	-1	-5	-3	-3
Financial income	6	61	15	126	181
Net financial expenses	-62	-12	-70	-12	-32
Net currency gains/losses	-67	-27	34	-114	291
Net gains/losses derivatives	-499	-28	-298	-255	1 436
Impairment financial assets	0	0	0	0	-24
Net financial items	[illegible]	-8	[illegible]	-259	1 850
Profit/loss before tax	[illegible]	708	[illegible]	1 036	4 379
Income tax expense/benefit	37	-213	-169	-330	-1 314
Profit/loss for the period	[illegible]	496	[illegible]	706	3 064
Attributable to:					
Owners of REC ASA	-684	496	-290	706	3 064
Non-controlling interests	0	0	0	0	0
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)					
- basic	[illegible]	1.00	[illegible]	1.43	6.20
- diluted	[illegible]	1.00	[illegible]	1.43	6.20

* EBITDA includes provisions for future repair of junction boxes of NOK 308 million in Q2 and June 30, 2009 and NOK 61 million for year the 2008

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q2 2008	[illegible]	JUN 30 2008	DEC 31 2008
Profit for the year	[illegible]	496	[illegible]	706	3 064
Other comprehensive income, net of tax:					
Currency translation differences	-148	-9	-814	-128	1 639
Actuarial gain/loss on defined benefit pension schemes	0	0	0	0	8
Cash flow hedges	4	30	2	-1	41
Total other comprehensive income for the period	[illegible]	21	[illegible]	-129	1 688
Total comprehensive income for the period	[illegible]	518	[illegible]	578	4 752
Total comprehensive income for the period attributable to:					
Owners of REC ASA	-829	518	-1 103	578	4 752
Total comprehensive income for the period	[illegible]	518	[illegible]	578	4 752

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	JUN 30 2009	MAR 31 2009	JUN 30 2008	DEC 31 2008
ASSETS				
Non-current assets				
Goodwill	866	876	786	917
Other intangible assets	510	490	314	477
Intangible assets	1 376	1 366	1 101	1 393
Land and buildings	2 679	2 054	1 298	2 116
Machinery and equipment	4 852	4 340	3 117	4 620
Other tangible assets	175	161	115	170
Assets under construction	15 170	14 426	6 678	12 531
Property, plant and equipment	22 876	20 981	11 207	19 438
Prepaid capex	1 870	1 592	725	1 557
Investments in associates	258	272	206	288
Investments in shares	5	3	11	2
Other non-current receivables	184	225	368	168
Derivatives	1 367	1 972	21	2 506
Restricted bank accounts	105	110	313	116
Financial assets	1 920	2 581	919	3 079
Deferred tax assets	168	50	252	21
Total non-current assets	28 209	26 570	14 204	25 488
Current assets				
Inventories	1 960	1 942	796	1 670
Trade and other receivables	2 919	2 323	1 328	2 220
Current tax assets	27	36	0	19
Derivatives	147	57	92	304
Restricted bank accounts	17	9	31	11
Cash and cash equivalents	1 764	2 003	2 361	497
Total current assets	[illegible]	6 370	4 609	4 721
Total assets	[illegible]	32 941	18 812	30 209

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	JUN 30 2009	MAR 31 2009	JUN 30 2008	DEC 31 2008
EQUITY & LIABILITIES				
Shareholders' equity				
Share capital	494	494	494	494
Share premium and other paid in capital	8 549	8 549	8 549	8 549
Paid-in capital	[illegible]	9 043	9 043	9 043
Other equity and retained earnings	6 659	6 803	2 586	4 405
Profit/loss for the period	-290	394	706	3 064
Other equity and retained earnings	[illegible]	7 196	3 292	7 469
Total shareholders' equity	[illegible]	16 240	12 335	16 512
Non-current liabilities				
Retirement benefit obligations	182	173	119	156
Deferred tax liabilities	927	980	286	928
Provisions and other non-interest bearing liabilities	249	128	101	149
Derivatives	529	646	683	1 042
Non-current financial liabilities, interest bearing	11 976	8 724	2 011	5 157
Non-current prepayments, interest calculation	554	560	313	419
Total non-current liabilities	[illegible]	11 212	3 512	7 851
Current liabilities				
Trade payables and other liabilities	3 644	3 088	1 781	3 058
Current tax liabilities	223	355	373	300
Derivatives	507	447	232	860
Current financial liabilities interest bearing	727	1 393	578	1 439
Current prepayments, interest calculation	114	205	0	189
Total current liabilities	[illegible]	5 489	2 965	5 845
Total liabilities	[illegible]	16 701	6 477	13 696
Total equity and liabilities	[illegible]	32 941	18 812	30 209

00356

STATEMENT OF CHANGES IN EQUITY
REC GROUP

(NOK IN MILLION)	TOTAL PAID IN CAPITAL	OTHER EQUITY	COMPREHENSIVE INCOME	TOTAL	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	ATTRIBUTABLE TO EQUITY HOLDERS OF REC ASA					
June 30, 2008						
At January 1, 2008	9 043	1 071	1 642	11 757	0	11 757
Equity share option plan	0	1	0	1	0	1
Total comprehensive income for the period	0	0	578	578	0	578
At June 30, 2008	9 043	1 072	2 220	12 335	0	12 335
Year 2008						
At January 1, 2008	9 043	1 071	1 642	11 757	0	11 757
Equity share option plan	0	4	0	4	0	4
Total comprehensive income for the period	0	0	4 752	4 752	0	4 752
At December 31, 2008	9 043	1 075	6 394	16 512	0	16 512
June 30, 2009						
At January 1, 2009	9 043	1 075	6 394	16 512	0	16 512
Equity share option plan	0	2	0	2	0	2
Total comprehensive income for the period	0	0	-1 103	-1 103	0	-1 103
At June 30, 2009	9 043	1 077	5 292	15 412	0	15 412

CONSOLIDATED DETAILS OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	TRANSLATION DIFFERENCES	TAX	PENSION	CASH FLOW HEDGE	ACQUISITION	CHANGE IN ACCOUNTING PRINCIPLE	PROFIT/ LOSS	TOTAL
June 30, 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	706	706
Other comprehensive income:								
Currency translation differences	-141	13	0	0	0	0	0	-128
Cash flow hedges								
- valuation gain/losses taken to equity	0	5	0	-16	0	0	0	-12
- transferred to profit/loss for the period *	0	-4	0	15	0	0	0	11
Total other comprehensive income for the period	-141	13	0	-1	0	0	0	-129
Total comprehensive income for the period	-141	13	0	-1	0	0	706	578
Accumulated at June 30, 2008	-481	78	-33	-24	234	-50	2 496	2 220
Year 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	3 064	3 064
Other comprehensive income:								
Currency translation differences	1 702	-62	0	0	0	0	0	1 639
Actuarial gain/loss on defined benefit pension schemes	0	-7	14	0	0	0	0	8
Cash flow hedges								
- valuation gain/losses taken to equity	0	-1	0	2	0	0	0	1
- transferred to profit/loss for the period *	0	-15	0	55	0	0	0	39
Total other comprehensive income for the period	1 702	-85	14	57	0	0	0	1 688
Total comprehensive income for the period	1 702	-85	14	57	0	0	3 064	4 752
Accumulated at December 31, 2008	1 362	-21	-19	34	234	-50	4 854	6 394
June 30, 2009								
Accumulated at January 1, 2009	1 362	-21	-19	34	234	-50	4 854	6 394
Profit for the period	0	0	0	0	0	0	-290	-290
Other comprehensive income:								
Currency translation differences	-839	24	0	0	0	0	0	-814
Cash flow hedges								
- valuation gain/losses taken to equity	0	0	0	1	0	0	0	0
- transferred to profit/loss for the period *	0	-1	0	2	0	0	0	1
Total other comprehensive income for the period	-839	23	0	3	0	0	0	-812
Total comprehensive income for the period	-839	23	0	3	0	0	-290	-1 103
Accumulated at June 30, 2009	523	2	-19	37	234	-50	4 564	5 291
Total comprehensive income for the period attributable to:								
Owners of REC ASA	-838	23	0	3	0	0	-290	-1 103
Non-controlling interests	0	0	0	0	0	0	0	0
Total comprehensive income for the period	-839	23	0	3	0	0	-290	-1 103

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the consolidated statement of income:**

(NOK IN MILLION)	JUN 30 2009	JUN 30 2008	DEC 31 2008
Revenues	-2	6	-15
Cost of materials	0	-21	-40
Total	-2	-15	-55

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN MILLION)	Q2 2009	Q2 2008	JUNE 30 2009	JUNE 30 2008	DEC 31 2008
Cash flow from operating activities					
Profit/loss before tax	-721	708	-121	1 036	4 379
Income taxes paid	-224	-321	-333	-448	-877
Depreciation, amortization and impairment	315	173	540	336	750
Associated companies and impairment financial assets	1	1	5	3	27
Changes in receivables and prepayments from customers etc**	-515	-209	-397	-273	-643
Changes in inventories	-27	-28	-364	-151	-890
Changes in payables and prepaid expenses	167	127	42	113	589
Changes in provisions	311	-2	-307	0	86
Changes in derivatives	522	-1	279	187	-1 463
Currency effects not cash flow or not related to operating activities	160	27	-33	116	-169
Other items	21	26	74	48	130
Net cash flow from operating activities	[illegible]	501	[illegible]	968	1 917
Cash flow from investing activities					
Cash payments for shares (incl associates)	-1	-207	-1	-210	-210
Proceeds from finance receivables and restricted cash	0	-2	2	-5	205
Payments finance receivables and restricted cash	-78	-188	-106	-184	-215
Proceeds from sale of property, plant and equipment and intangible assets	0	0	0	0	1
Payments for property, plant and equipment and intangible assets	-2 874	-1 834	-5 581	-3 805	-9 748
Proceeds from investment grants	0	0	0	0	3
Proceeds from sale of subsidiaries, net of cash	-3	0	-3	0	0
Net cash flow from investing activities	[illegible]	-2 230	[illegible]	-4 203	-9 964
Cash flow from financing activities					
Repayment of borrowings	-2 923	-24	-6 440	-222	-1 289
Proceeds from borrowings	5 723	65	13 480	65	4 062
Net cash flow from financing activities	[illegible]	41	[illegible]	-157	2 773
Effect on cash and cash equivalents of changes in foreign exchange rates	-84	-24	-84	-42	-25
Net increase/decrease in cash and cash equivalents	-239	-1 713	1 267	-3 434	-5 298
Cash and cash equivalents at beginning of the period*	2 003	4 074	497	5 795	5 795
Cash and cash equivalents at the end of the period*	[illegible]	2 361	[illegible]	2 361	497

* Cash and cash equivalents excludes restricted bank accounts.
** Changes in provisions is shown on a separate line.

SEGMENT INFORMATION - SECOND QUARTER
REC GROUP

(NOK IN MILLION)	Q2 2009	Q2 2008	% CHANGE	YTD 2009	YTD 2008	% CHANGE
Revenues						
REC Silicon	929	630	47%	1 876	1 282	46%
REC Wafer	1 525	1 260	21%	3 114	2 469	26%
REC Solar	426	636	-33%	813	976	-17%
Other Operations	43	161	nm	137	319	nm
Eliminations	-615	-566	nm	-1 619	-1 154	nm
Total	[illegible]	2 121	9%	[illegible]	3 892	11%
Revenues external						
REC Silicon	520	383	36%	873	730	20%
REC Wafer	1 335	948	41%	2 531	1 887	34%
REC Solar	425	635	-33%	811	974	-17%
Other Operations	28	156	nm	106	301	nm
Eliminations	0	0	nm	0	0	nm
Total	[illegible]	2 121	9%	[illegible]	3 892	11%
EBITDA						
REC Silicon	442	307	44%	892	626	43%
REC Wafer	321	519	-38%	562	1 012	-44%
REC Solar	-528	44	nm	-526	64	nm
Other Operations	-80	-9	nm	-101	-14	nm
Eliminations	63	28	nm	-82	-56	nm
Total	[illegible]	889	-75%	[illegible]	1 631	-54%
Depreciation, amortization and impairment						
REC Silicon	-60	-51	18%	-122	-92	33%
REC Wafer	-150	-77	95%	-249	-156	60%
REC Solar	-90	-35	155%	-138	-66	109%
Other Operations	-15	-10	nm	-31	-23	nm
Eliminations	0	0	nm	0	0	nm
Total	[illegible]	-173	82%	[illegible]	-336	61%
EBIT						
REC Silicon	383	256	49%	770	534	44%
REC Wafer	170	442	-62%	313	856	-63%
REC Solar	-618	9	nm	-664	-2	nm
Other Operations	-95	-19	nm	-132	-36	nm
Eliminations	63	28	nm	-82	-56	nm
Total	[illegible]	716	-114%	[illegible]	1 295	-84%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q2 2008	Q3 2008	Q4 2008	Q1 2009	[illegible]
Revenues	2 121	1 919	2 380	2 013	2 308
EBITDA	889	711	936	527	218
EBITDA - margin	42%	37%	39%	26%	9%
EBITDA excluding provisions for junction boxes	889	711	997	527	526
EBIT	716	537	696	302	-97
EBIT - margin	34%	28%	29%	15%	-4%
Net financial items	-8	1224	885	298	-624
Profit/loss before tax	708	1 761	1 581	600	-721
Earnings per share, basic and diluted, in NOK	1.00	2.52	2.25	0.80	-1.38
Expansion costs	93	122	86	98	79
Adjusted EBITDA	982	834	1 022	625	298
Adjusted EBITDA - margin	46%	43%	43%	31%	13%

QUARTERLY INFORMATION
REC SILICON

(NOK IN MILLION)	Q2 2008*	Q3 2008	Q4 2008	Q1 2009	[illegible]
Revenues	630	730	1 021	947	929
EBITDA	307	392	523	450	442
EBITDA - margin	49%	54%	51%	47%	48%
Expansion costs	45	42	26	5	5
Adjusted EBITDA	351	433	548	454	447
Adjusted EBITDA - margin	56%	59%	54%	48%	48%
Polysilicon production in MT* (prime)	1 452	1 528	1 717	1 657	1 624
Polysilicon sale in MT (incl. offspec.)	1 474	1 589	1 898	1 750	1 653
Silane gas sale in MT	448	487	525	366	488

*Polysilicon production in Q2 and for the full year 2008 includes 70 MT of granular "starter-bed" material, not for sale.

QUARTERLY INFORMATION
REC WAFER

(NOK IN MILLION)	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Revenues	1 260	942	1 483	1 589	1 525
EBITDA	519	244	419	242	321
EBITDA - margin	41%	26%	28%	15%	21%
Expansion costs	25	47	36	64	33
Adjusted EBITDA	544	291	455	306	354
Adjusted EBITDA - margin	43%	31%	31%	19%	23%
Wafer production in MW (at 15,0% cell efficiency)	140	106	160	181	190
Mono ingot production in MW (at 20,0% cell efficiency)	11	8	11	10	15
Total production in MW	151	114	171	191	205
Wafer sale in MW (at 15,0% cell efficiency)	139	104	159	182	175
Mono ingot sale in MW (at 20,0% cell efficiency)	11	8	11	5	9
Total sale in MW	150	112	170	187	184

QUARTERLY INFORMATION
REC SOLAR

(NOK IN MILLION)	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Revenues	636	666	705	388	426
EBITDA	44	54	30	2	-528
EBITDA - margin	7%	8%	4%	1%	nm
EBITDA excluding provisions for junction boxes	44	54	91	2	-220
Expansion costs	20	21	7	25	37
Adjusted EBITDA	64	75	37	27	-491
Adjusted EBITDA - margin	10%	11%	5%	7%	nm
Module production in MW	20	19	28	27	27
Contract manufacturing MW	0	2	5	0	0
External cell sale in MW	7	16	5	1	4
Module sale in MW	20	20	28	16	24

FINANCIAL EFFECTS EMBEDDED DERIVATIVES REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

(NOK IN MILLION)	ACCUMULATED 2008 MAR 31	JUN 30	SEP 30	DEC 31	ACCUMULATED 2009 MAR 31	JUN 30
EBITDA*	22	53	58	49	-20	-27
Net financial items	-226	-281	926	3 294	-724	-1 591
Income tax expense/benefit	57	64	-276	-936	208	453
Profit/loss for the period	-147	-164	709	2 407	-536	-1 165
Earnings per share	-0.30	-0.33	1.43	4.87	-1.08	-2.36

(NOK IN MILLION)	PER QUARTER 2008 Q1	Q2	Q3	Q4	PER QUARTER 2009 Q1	Q2
EBITDA*	22	31	6	-10	-20	-7
Net financial items	-226	-55	1 207	2 368	-724	-866
Income tax expense/benefit	57	7	-340	-660	208	244
Profit/loss for the period	-147	-17	873	1 698	-536	-629
Earnings per share	-0.30	-0.04	1.77	3.44	-1.08	-1.27

See consolidated financial statements for 2008 for a description of embedded derivatives.

*The effect on EBITDA is an illustration of how much EBITDA and revenues are affected by not recognizing the revenues on sales in the period at exchange rates at the time of the realization of the sales. Revenues under these contracts are recognized at the forward exchange rates at the time the contracts were entered into.

DEFINITIONS

CONSTANT CURRENCY

Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and Sovello (Germany) from their functional currencies to NOK. The exchange rates for the quarter and the year to date 2008 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

EXPANSION COSTS

Include primarily costs for early recruitment and training etc until start of production.

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 2,500 people (excluding Sovello). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Ole Enger, President & CEO
+47 911 38 223

Bjørn Brenna, EVP & CFO
+47 900 43 186

Jon André Løkke, SVP & IRO
+47 907 44 949

TECHNOLOGICAL ADVANCES

MARKET AND CUSTOMER FOCUS

1

ORGANIZATIONAL DEVELOPMENT

COST REDUCTION

PROFITABLE GROWTH

REC. Artbox



Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

MeldingsID: 243109

Innsendt dato:	11.08.2009 07:45
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q2 2009.pdf
Tittel:	REC ASA - Second quarter 2009 - presentation material

Meldingstekst:

Enclosed is REC's interim results presentation for the second quarter
2009. The presentation will be held at 08:00 CET today at the Oslo
Konserthus (Oslo, Norway).

More details on today's program and the presentation will available
on REC's internet pages: www.recgroup.com

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules, and are
also engaging in project development activities in selected segments
of the PV market. REC had revenues of NOK 8 191 million and an
operating profit of NOK 2 529 million in 2008. Close to 3 000
employees work in REC's worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure

requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

RENEWABLE ENERGY CORPORATION ASA

SECOND QUARTER 2009

President and CEO Ole Enger
Oslo, August 11, 2009


REC SILICON
REC WAFER
REC SOLAR

Forward looking information

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for Second Quarter 2009 results presentation held on August 11, 2009. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

AGENDA

- Highlights and operational review – Ole Enger
- Financial review – Bjørn Brenna
- Outlook and Q&A – Ole Enger

Market development

- Further deterioration of market conditions in Q2'09
  - PV financing still the main bottleneck
  - Increasing inventories and lower prices
- Lower demand in 2009, industry analysts estimate +/- 5 GW
  - General economic downturn
  - Reduced availability of funding
  - Sharp reduction in Spain
- Certain signs of volume improvements in 2H'09
  - However, continued significant pressure on module prices due to considerable overcapacity
- Global demand estimated to increase to 7 - 8 GW in 2010
  - Policy initiatives in regions like Australia, Canada, China and India
  - Effect of Obama stimulus bill
  - May take time before stimulus packages result in increasing demand

REC

Highlights

- Revenue growth of nine percent from Q2'08
  - Higher sales from REC Silicon and REC Wafer
- EBITDA of NOK 218 million, nine percent margin
  - Temporarily reduced production due to weaker market
  - Large one-off provisions (NOK 308 million)
  - High expansion cost and ramp-up costs (NOK 79+119 million)
  - Loss on sales and write-down of cell and module inventories (NOK 107 million)
- Underlying EBITDA margin was 36 percent
  - Adjusted for the above (junction box, expansion/ramp-up cost and inventory loss/write-down)
- Strengthened financial flexibility through
  - Equity issue of gross NOK 4.5 billion and additional debt of NOK 3 - 4 billion
  - Financial covenants headroom increased
- Silicon III started commercial ramp-up in line with revised schedule

REC

REC Silicon: Highlights

2nd Quarter Presentation

- Production of polysilicon
  - Up 12 percent from Q2'08, marginally down from last quarter
  - Stable output from Siemens based production capacity
- Higher sales of silane gas
  - Supported by stronger LCD/flat panel display market
- Average sales prices
  - Flat compared to 2008 average
  - Marginally down from Q1'09 - affected by product and customer mix


REC Silicon
MT
Polysilicon production
Silane gas sales
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

  | August 11, 2009

REC

REC Wafer: Highlights

- Production
  - Up 36 percent from Q2'08 and seven percent from Q1'09
- Temporary reduction in production capacity in late Q2'09
  - Due to challenging market conditions
  - Less internal sales to REC Solar
  - Planning for gradual increase in capacity utilization based on 2H'09 commitments
- Average sales price
  - Slightly down compared to 2008 average, determined in long-term contracts



REC Wafer
Production in MW
Multi
Mono
200
180
160
140
120
100
80
60
40
20
0
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

REC

REC Solar: Highlights

- Production
  - Module production up 35 percent from Q2'08 and on level with Q1'09
  - Running at ~50 percent of combined cell and module capacity in Q2'09
  - Returning to full module capacity during late August, cell production aligned to module production
- Inventories
  - Unable to reduce module inventory levels in Q2'09
- Market development
  - ~35 percent module price reduction in Q2'09 compared to 2008 average



REC Solar
Production in MW
Cell
Module
60
50
40
30
20
10
0
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09


REC

39 **REC ASA – Second Quarter 2009 Presentation Material.** REC's releases presentation material for the Second Quarter 2009.

Renewable Energy Corporation

PROJECTS

President and CEO Ole Enger


REC

Moses Lake: Silicon III and IV

- Produced and sold ~50 MT of FBR material in Q2'09
- FBR discharge pipe issues
  - Redesigned and modified equipment implemented in May
  - Test runs undertaken during second half of May and June
  - Technical capabilities and quality potential confirmed
- Ramp-up of commercial production started in line with the revised ramp-up schedule
  - Working hard to achieve stability in the process
- Silicon IV progressing according to plan



REC

The Singapore project

- The Singapore project is progressing according to schedule and is approximately 75 percent complete
- The project continues to trend towards lower CAPEX compared to initial investment case
  - Due to strong performance from all main contractors
  - More favorable construction market
- Commercial production is expected to commence in the first half of 2010



REC

The Singapore facilities

2nd Quarter Presentation

Wafer

Cell

Module


REC

  | August 11, 2009


The Singapore facilities
2nd Quarter
Presentation
Wafer
Cell
Module
REC
13
© Copyright Renewable Energy Corporation ASA. All Rights Reserved | August 11, 2009

Renewable Energy Corporation

FINANCIAL REVIEW

CFO Bjørn Brenna


REC

REC Group: Financial highlights

2nd Quarter Presentation


Revenues
NOK million
+9 %
2,500
2,000
1,500
1,000
500
0
2121
1919
2380
2013
2308
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09


EBITDA
NOK million
Margin: 9%
-75 %
1,000
900
800
700
600
500
400
300
200
100
0
889
711
936
527
218
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09


EBIT
NOK million
Margin: -4%
-114 %
800
700
600
500
400
300
200
100
0
-100
-200
716
537
696
302
-97
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

  | August 11, 2009

REC

2nd Quarter Presentation

REC Group: Condensed income statement

(NOK million)	Q2'09	Q2'08	Change	YTD'09	YTD'08	Change
Revenues	**2,308**	**2,121**	+9%	**4,321**	**3,892**	+11%
EBITDA	**218**	**889**	-75%	**745**	**1,631**	-54%
EBITDA-margin	*9%*	*42%*	*-33%-p*	*17%*	*42%*	*-25%-p*
EBIT	**-97**	**716**	N/M	**205**	**1,295**	-84%
EBIT-margin	*-4%*	*34%*	*-38%-p*	*5%*	*33%*	*-28%-p*
Net financial items	-624	-8	N/M	-326	-259	N/M
Profit/loss before tax	**-721**	**708**	N/M	**-121**	**1,036**	N/M

REC

REC Silicon: Key financials

- Revenues up 47 percent from Q2'08
  - Slightly down from Q1'09
  - Prices in Q2'09 were flat compared to 2008 average
  - Higher sales of silane gas offsets slightly lower sales of polysilicon compared to Q1'09
- EBITDA up 44 percent from Q2'08 and on level with Q1'09
  - Silicon III contributed negatively with NOK 99 million in Q2'09
  - Regular expansion costs amounted to only NOK 5 million in Q2'09



Revenues and EBITDA
NOK million
Margin: 48%
Revenues
EBITDA
1,200
1,000
800
600
400
200
0
630
307
730
392
1021
523
947
450
929
442
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

REC

REC Wafer: Key financials

2nd Quarter Presentation

- Revenues up 21 percent from Q2'08, down 4 percent from Q1'09
  - Finished goods inventories increased by ~20 MW
  - Average sales price slightly down compared to 2008 average, determined in long-term contracts
- EBITDA down 38 percent from Q2'08 and up 33 percent from Q1'09
  - Negatively affected by low capacity utilization and high raw material cost
  - Expansion cost of NOK 33 million
  - Negative contribution of NOK 20 million from Herøya IV and Glomfjord mono



Revenues and EBITDA
NOK million
Margin: 21%
Revenues
EBITDA
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1260
519
942
244
1483
419
1589
242
1525
321
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

REC

REC Solar: Key financials

- Revenues
  - Running at ~50 percent capacity in Q2'09 due to weaker market
  - ~35 percent lower module price in Q2'09 compared to 2008 average
- EBITDA
  - A non-recurring junction box provision of NOK ~308 million
  - Loss on sales and write-down of cell and module inventories of NOK 138 million, due to lower realized prices
  - Expansion cost of NOK 37 million in Q2'09
  - Low capacity utilization and price reductions


Revenues and EBITDA
NOK million
Margin: N/M
Revenues
EBITDA
800
600
400
200
0
-200
-400
-600
636
666
705
388
426
44
54
30
2
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

REC

REC Group: Capital structure

2nd Quarter Presentation


Assets
NOK million
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
28209
14204
1764
2361
5070
2248
30.06.2008
30.06.2009
Other current assets
Cash and cash equivalent
Non current assets


Equity and liability
NOK million
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
6260
3576
30.06.2008
30.06.2009
Non interest bearing liabilities
Interest bearing liabilities
Shareholder equity

  | August 11, 2009

REC

Net debt and funding

- Net debt increased by NOK 2.8 billion in Q2'09 and amounted to NOK 10.3 billion at June 30, 2009 (excluding Sovello)
- Strengthened financial flexibility through
  - Equity issue of gross NOK 4.5 billion and additional debt of NOK 3 - 4 billion
  - Financial covenants headroom increased
- Including new equity raised in July, net debt is approximately NOK 6 billion (excluding Sovello)


Net debt
NOK million
12,000
10,000
8,000
6,000
4,000
2,000
0
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09

REC


Renewable
Energy
Corporation
OUTLOOK
President and CEO Ole Enger

Outlook – operations

- REC Silicon:
  - Expect continued stable output from Siemens-based production capacity
  - Silicon III commercial ramp-up started in line with earlier communication, continue to strive for stable production
    - Interruptions to be expected going forward
- REC Wafer:
  - Continue into the third quarter with reduced production, limited production in July
    - Expects to return to full capacity during Q3'09
  - Have so far in the third quarter made contract adjustments towards some customers for Q3/Q4'09
- REC Solar:
  - Continue into the third quarter with reduced production, no production in July
    - Expects to return to full module capacity towards the end of August, cell production aligned to module
  - Expect average module price for 2009 down by around 35 percent compared to 2008
  - The weak financial performance is not sustainable
    - Western producers challenged by the competitive position of Asian producers
    - Significant measures being taken to reduce costs in Narvik/Glava
  - REC's competitive position will be significantly improved with the Singapore plant

REC

Renewable
Energy
Corporation

WELCOME BACK

3rd quarter 2009 – October 27, 2009


REC

40 **REC ASA – Options Issued.** REC issues options for executive management and key personnel.

OSLO BØRS

NewsWeb

MeldingsID: 243291

Innsendt dato:	13.08.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Options Issued
Meldingstekst:	

Sandvika, August 13, 2009: According to the resolution adopted by the Annual General Meeting on May 19, 2009, options for executive management and key personnel have been issued today. The options have an exercise price of NOK 52.48 and a life of 6 years, and may be exercised in the last three years.

The following primary insiders have received a total of 770 132 options:

Name	Options allocated August 13, 2009	Total number of options
John Andersen jr.	103 617	123 740
Bjørn Brenna	98 508	124 015
Ingelise Arntsen	98 508	124 015

Einar Kilde	92 903	116 967
Tore Torvund	88 530	88 530
Erik Sauar	88 291	105 436
Kristine Ryssdal	78 978	99 432
Svånaug Bergland	60 398	76 039
Jon André Løkke	60 398	72 129

In addition, primary insider Ole Enger (President and CEO of REC) has been allocated a total of 138 962 options. The options have an exercise price of NOK 60.50 and a life of 6 years, and may be exercised in the last three years. After this transaction, Enger and related parties hold 138 962 options in REC.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and are also engaging in project development activities in selected segments of the PV market. REC had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. Close to 3 000 employees work in REC's worldwide organization. Please also see www.recgroup.com.

This information is subject of the disclosure

requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

41 **REC ASA – Primary Insiders Transaction.** REC reports a primary insider transaction.

MeldingsID: 243449

Innsendt dato:	14.08.2009 09:35
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Primary insiders transactions
Meldingstekst:	

Sandvika, August 14, 2009; primary insider Tore Torvund (Executive Vice President, REC Silicon) has today purchased 4 300 shares in Renewable Energy Corporation ASA at an average price of NOK 46,32 per share. After this transaction Mr. Torvund and related parties holds 9 579 shares and 88 530 share options in the company.

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and are also engaging in project development activities in selected segments of the PV market. REC had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. Close to 3 000 employees work in REC's worldwide organization. Please also see www.recgroup.com.

This information is subject of the disclosure

requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is
solely responsible for the content of this
announcement.

42 **REC ASA – Significant Shareholdings.** REC releases a list of persons collectively holding five percent or more of the shares of REC in accordance with Norwegian Securities Regulation.

OSLO
OSLO BØRS
NewsWeb

MeldingsID: 243850

Innsendt dato:	20.08.2009 16:35
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FLAGGING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Schedule A.pdf
Tittel:	Significant Shareholdings
Meldingstekst:	In accordance with the requirements of the Norwegian Securities Regulation of 29 June 2007, we hereby notify you that the person or persons that are listed on Schedule A attached to this letter hold the shares of capital stock of Renewable Energy Corp AS as set forth opposite their names. Collectively, these shares represent less than 5% of the shares and voting rights of Renewable Energy Corp AS, requiring notification to you pursuant the Act. The date on which the 5% threshold was crossed is 19 August 2009. The 5% threshold was crossed due to a change in the Shares Outstanding of the company. As a consequence, the number of shares held or deemed to be held by the shareholder is 31,951,392 (4.81%). As described in more detail on attached Schedule A, the persons holding such shares are mutual funds, unit trusts, pension plans, profit sharing plans and other accounts (collectively, the "Funds"). The Funds are managed by investment advisory companies

(collectively, the "Advisors"). The Advisors are
direct or indirect subsidiaries of two holding
companies: (1) FMR LLC, a corporation
organized under
the laws of Delaware in the United States ("FMR
LLC"), or (2) FIL Limited, a Bermuda company
("FIL").
FMR LLC and FIL may be considered to be
affiliated
with each other because certain shareholders of
FMR
LLC are also shareholders of FIL.

Notwithstanding that FMR LLC and/or FIL may
be deemed
to control less than 5% of the shares and voting
rights of Renewable Energy Corp AS because of
their
ownership interest in the Advisors, this
notification
is not intended to indicate that either FMR LLC or
FIL, or the Advisors or the Funds listed on
Schedule
A act as a group or act in concert with respect to
the shares of Renewable Energy Corp AS.

The holding of the shares of Renewable Energy
Corp AS
by the Advisors was in each case an investment
made
in the ordinary course of business and for
investment
purposes only on behalf of the Funds named on
Schedule A. In no case were the holdings made
with
either the intention to change, or the effect of
changing, the control of Renewable Energy Corp
AS.

Pursuant to advisory or management agreements
with
the Funds, the Advisors have the power, on
behalf of
the Funds, to dispose or direct the disposition of
any of the shares of Renewable Energy Corp AS
and for
certain Funds may have the power to vote or
direct
the vote of the shares. Except through their
ownership interest in the Advisors, neither FMR
LLC
nor FIL has any power to vote or to direct the
vote
or to dispose or direct the disposition of the
shares
of Renewable Energy Corp AS.

If you have any questions with respect to this
notification, please contact Evangelos Karatzas,

Regulatory Reporting, at +44 1737 836713 or by
fax at
+44 1737 837450.

Schedule A

Security: Renewable Energy Corp AS

FUND NAME	MANAGEMENT COMPANY	SHARES HELD
ACCIDENT REHAB & CMP-GLB EX-US	FIL	116,200
ASIAN DEVELOPMENT BANK	FIL	15,200
FMT_GL ROW	FIL	34,500
A/C 16MSFSLE	FIL	250,500
BASF AG - EUROPEAN SMALL CAPS	FIL	254,172
STCHG BD V DE MT EN TCH BD ESC	FIL	150,317
BRITISH ENERGY GEN GRP - ROW	FIL	116,700
SSF-EUE-CF82	FIL	15,000
CHURCH COMM FOR ENGLAND - ROW	FIL	84,000
CHEVRON TEXACO UK PNS PL-ROW	FIL	41,600
CO-OPERATIVE GRP PENS - RW	FIL	34,800
DBI-FONDS DSPT-A1	FIL	85,300
EAST SUSSEX CNTY COUNCIL-ROW	FIL	113,900
PE MM STONE	FIL	247,851
FIJ IT EURO SMLLR COS OPN MTHR	FIL	37,386
FIDELITY SELECT GLOBAL EQ FUND	FIL	1,700
FERP - INDUSTRIALS PILOT FUND	FIL	3,059
FIDELITY SICAV-FID EUROPE	FIL	1,387,021
FIFTEEN RE FIDELITY	FIL	1,071,200
FOUR RE FIDELITY	FIL	164,700
FID POC GBL REAL ASSETS PLT FD	FIL	806
FUND 412	FIL	357,900
GPIF SG	FIL	140,000
GM INVESTMENT TRUSTEES LTD	FIL	51,300
THE HEALTH FOUNDATION	FIL	20,000
LONDON BOROUGH CAMDEN PENSN FD	FIL	35,500
NPC TRUST - ACTIVE 1 - ROW	FIL	173,700
NPFA SG	FIL	63,500
STC INTL EQUITY FUND - ROW	FIL	70,600
NORTH YORKSHIRE COUNTY COUNCIL	FIL	90,100
BRAUNSCHWEIG INSURANCE RW	FIL	18,100
SGE MM ROW	FIL	83,300
SHELL AUSTRIA PENSIONSKASSE AG	FIL	26,000
FID SELECT GLB EX-JP EQ T55415	FIL	20,700
SPH-SELECT EUROPE	FIL	162,200
SPMS-SELECT EUROPE	FIL	102,500
UNILEVER PRG SMALL CAP EUROPE	FIL	91,455
UNILEVER(SUPERANN) IRELAND-ROW	FIL	14,000
VGH HANNOVER RW	FIL	18,600

FID FDS - EURO SMALLER CO POOL	FIL	455,627
FID FDS - GL INDUSTRIALS PL	FIL	193,648
FID FDS - NORDIC POOL	FIL	425,117
FID FDS - GLOBAL SECTOR POOL	FIL	94,137
FID FDS - GL TECHNOLOGY PL	FIL	395,400
FID INSTL SELECT EUROPE EQ FD	FIL	89,200
FID KOREA TECH EQ IT MTHR	FIL	1,040
FIDELITY EUROPEAN OPP FND 1992	FIL	1,467,879
FID GLOBAL SPECIAL SITS FUND	FIL	3,017,658
VIP III BALANCED EQUITY SUB	FMRCO	244,293
FA LARGE CAP STOCK FUND	FMRCO	119,200
FA DIVERSIFIED STOCK FUND	FMRCO	450,047
FID DIVIDEND GROWTH FUND	FMRCO	1,784,103
SELECT ENERGY SERVICES	FMRCO	134
FA BALANCED ENERGY SUB	FMRCO	108,867
FA DIVIDEND GROWTH	FMRCO	193,420
FA GLOBAL CAP APP INTL EQ SUB	FMRCO	15,151
FID DIVERSIFIED INTRNTNL SUB A	FMRCO	2,500,000
FID GLBL COMMODITY STK FUND	FMRCO	32,613
FID BALANCED ENERGY SUB	FMRCO	2,279,092
FID INTL CAP APPRECIATION FUND	FMRCO	406,519
FD SRS ALSCTR EQ ENR SUB	FMRCO	1,358,724
FA INTL CAPITAL APPRECIATION	FMRCO	180,109
FA INT EURO MID EAST ASIA SUB	FMRCO	338,895
FID LARGE CAP STOCK FUND	FMRCO	78,200
FID NEW MILLENNIUM FUND	FMRCO	1,374,941
SELECT NATURAL GAS FUND	FMRCO	823,032
OVERSEAS FUND	FMRCO	931,033
FA VALUE STRATEGIES FUND	FMRCO	101,562
VIP CONTRA FUND ENERGY SUB	FMRCO	3,120,361
VIP INTERNATIONAL CAP APP FUND	FMRCO	41,213
VIP VALUE STRATEGIES	FMRCO	30,210
BANK OF MONTREAL S INTL T55349	PGALLC	33,300
CDP QUEBEC T55293	PGALLC	216,900
FID GLOBAL DISC EQUITY (INTL)	PGALLC	21,000
FID GLOBAL EQUITY INVESMENT TR	PGALLC	2,500
FID GLOBAL OPPORTNTS INTL SUB	PGALLC	500
HQ SLCT INTL INV ACCT T55492	PGALLC	86,000
PYRAMIS SLCT INTL EQ TR T55106	PGALLC	101,700
FID INTL DISCIPLINED EQUITY FD	PGALLC	24,200
FID INTERNATIONAL EQTY INV TR	PGALLC	6,500
FICL GLBL ASSET ALL EQUITY SUB	PGALLC	126,600
NATIONAL BANK SLCT GLBL T55507	PGALLC	30,000
FIDELITY OVERSEAS FUND -CANADA	PGALLC	7,800

FIDELITY GLBL TECHNOLOGY FUND	PGALLC	58,800
PYR CANA SEL GLBL EQ TR T55281	PGALLC	14,900
LONDON LIFE INTL EQTY T55479	PGALLC	32,100
AWW PENSION SELECT INTL T55487	PGATC	19,700
AWW VEBA SELECT INTL T55488	PGATC	8,900
CALPERS SELCT INTL PORT T55434	PGATC	173,000
CATERPLLR VEBA SEL EUR T55257	PGATC	10,500
CATERPILLAR INC T55207	PGATC	72,600
CALPERS SEL INTL PORT T55486	PGATC	24,900
CITY OF FRESNO RT SY-SI T50621	PGATC	31,200
CATERPILLAR INC 401K SI T50578	PGATC	15,800
STATE OF CT RET PLAN T50251	PGATC	94,200
DALLAS POLICE & FIRE T50092	PGATC	46,800
EXELON CSH BL SLCT INTL T55403	PGATC	14,400
PYRAMIS SELECT INTL EQ CM T319	PGATC	1,014,500
GM VEBA SELECT INTL ACT T55189	PGATC	56,600
GENERAL MOTORS SEL INTL T55193	PGATC	101,400
IBM CANADA SELECT INT'L T2286	PGATC	61,000
IBM NETHERLANDS -SELECT EUROPE	PGATC	86,300
MINNESOTA SBI SEL INTL T55303	PGATC	59,000
OREGON INV COUNSIL CSF T55433	PGATC	25,000
OREGON INVMT CL SEL INT T55271	PGATC	178,800
PENN TOBACCO STL INV (T51638)	PGATC	11,000
PRINCIPAL PARTNERS INTL T50423	PGATC	275,200
PRIT SELECT INTL PORT T51513	PGATC	155,100
PY SLCT GLBL EQUITY CP T51438	PGATC	20,600
PYR SELECT INTL EQ LLC T51488	PGATC	4,700
SAN DIEGO RETIREMENT (T2193)	PGATC	65,000
SHELL OIL SELECT INTL T55322	PGATC	65,000
ILLINOIS SURS-SEL INTL T50448	PGATC	37,200
WORLD BANK SELECT INTL T55274	PGATC	43,400

Total Shares Held	**31,951,392**
Shares in issue and voting rights figure:	**664,768,079**
Ownership Percentage	**4.81%**

43 **REC ASA – Launching 5-Year Fixed Rate Bond.** REC launches a 5-year fixed rate bond loan through the Norwegian bond market.

MeldingsID: 244423

Innsendt dato:	31.08.2009 08:51
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Launching 5-year fixed rate bond
Meldingstekst:	

Sandvika, August 31, 2009; REC is today launching a 5-year fixed rate
bond loan through the Norwegian bond market in line with announcement
made on May 19, 2009.

REC is today launching a NOK 1 billion 5-year fixed rate bond loan
through the Norwegian bond market, the company reserves the right to
increase the amount by around 25 percent subject to investor demand
and has already received pre-commitments for a substantial portion of
the total bond loan.

The bond loan will be applied for listing on Oslo Børs, and Norsk
Tillitsmann will act as trustee. The financing is for general
corporate purposes, and DnB NOR Markets, Nordea Markets and SEB
Merchant Banking act as Arrangers for the issue.

Please contact Jan Krogh-Vennemo in DnB NOR Markets (+47 22 01 77
89), Eivind Solheim in Nordea Markets (+47 22 48 78 64), Thorodd
Bakken in SEB (+47 22 82 72 58) or John E. Larsen, Group Treasurer in
REC (+47 90 74 65 95) for further information on this issue.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations
Officer, Tel: +47 907
44 949

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are among
the world's largest
producers of polysilicon and wafers for solar
applications. REC Solar
is a rapidly growing manufacturer of solar cells
and modules, and are
also engaging in project development activities in
selected segments
of the PV market. REC had revenues of NOK 8
191 million and an
operating profit of NOK 2 529 million in 2008.
Close to 3 000
employees work in REC's worldwide
organization. Please also see
www.recgroup.com.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

44 **REC ASA – Bond Issue Completed.** REC completes the issue of a 5-yaer fixed rate bond loan in the Norwegian bond market.

8848551_v1

MeldingsID: 244443

Innsendt dato:	31.08.2009 12:22
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Bond issue completed
Meldingstekst:	

Sandvika, August 31, 2009; REC has completed the issue of a 5-year fixed rate bond loan in the Norwegian bond market.

REC announced earlier today the launch of a 5 year bond issue. The bond loan was very well received in the market, and the company decided to close the transaction when the books reached NOK 1,250 million. The bond loan pays a fixed spread of 690 basis points and settles on September 16, 2009, with maturity on September 16, 2014.

DnB NOR Markets, Nordea Markets and SEB Merchant Banking acted as joint arrangers for the bond issue.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest

producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules, and are
also engaging in project development activities in selected segments
of the PV market. REC had revenues of NOK 8 191 million and an
operating profit of NOK 2 529 million in 2008. Close to 3 000
employees work in REC's worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.